Form 10-K, Exhibit 13
period 1996-12-31
IPC HOLDINGS LTD
filed 1997-03-31
CIK 909815

                                                                EXHIBIT 13.1

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. (the "Company"). References to "IPC" mean the Company together with its wholly-owned subsidiary, International Property Catastrophe Reinsurance Company, Ltd. ("IPC Re"). This discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, for the year ended December 31, 1996.

General

            IPC commenced operations in July 1993. Because IPC has a limited operating history, the financial data included herein are not necessarily indicative of the financial condition or results of operations of IPC in the future.

            Premiums written include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 50% of premiums written by IPC Re each year are for contracts which have effective dates in January, about 10% in April, about 15% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

            Historically, property catastrophe reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary property insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses and level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the property catastrophe reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favourable premium levels. Increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophe events could result in declining premium rates in the global market. IPC can be expected to experience the effects of such cyclicality.

            If and while favourable loss experience continues, and reinsurance capacity does not diminish, the Company expects further downward pressure on rates for property catastrophe reinsurance during 1997.

Results of Operations

            Years Ended December 31, 1996 and 1995

            In the years ended December 31, 1996 and 1995, IPC wrote premiums of $111.6 million and $104.1 million, respectively, an increase of 7.2%, including reinstatement premiums of $4.9 million and $6.6 million, respectively. During 1996, IPC had 1,888 contracts with 296 clients worldwide, compared to 1,010 contracts with 267 clients during 1995. Premiums written increased from 1995 to 1996 as a result of business from new clients and larger signings from existing clients. These increases were offset in part by rate reductions, generally in the range of 10 to 15%, but as high as 20% in some cases. Premium writings were also affected by the restructuring of some programs previously written, as well as the effect of changing exchange rates for some currencies, in particular the Japanese Yen. Premiums earned in the years ended December 31, 1996 and 1995 were $113.6 million and $101.5 million, respectively, an increase of 11.9%. Excluding reinstatement premiums, premiums earned increased by 14.5% from $94.9 million in the year ended December 31, 1995 to $108.7 million in the year ended December 31, 1996.

            Net investment income was $28.9 million and $22.9 million in the years ended December 31, 1996 and 1995, respectively, an increase of 26.4%. These amounts are net of investment expenses, primarily investment management and custodial fees payable to subsidiaries of American International Group ("AIG"), the Company's original sponsor, and holder of 24.4% of the Company's Common Shares. (See Note 7 to the Consolidated Financial Statements.) These fees totaled $1.3 million and $1.2 million in the years ended December 31, 1996 and 1995, respectively. The increase in net investment income resulted from a higher investment yield, 6.2% for the year ended December 31, 1996 compared to 5.7% for the corresponding period in 1995, as well as a higher average investment asset base, which increased 18.7% from $399.4 million during 1995 to $473.7 million during 1996. The portfolio consisted of high quality, fixed income investments.

            Net realized gains from the sale of investments were $3.9 million and $3.0 million for the years ended December 31, 1996 and 1995, respectively. Net gains and losses fluctuate from period to period, depending on the securities sold, as recommended by the Company's investment advisor. Net unrealized losses on the "Available for Sale" portion of the Company's investment portfolio (see Note 3 to the Consolidated Financial Statements) were $3.9 million at December 31, 1996, compared to net unrealized gains of $4.5 million at December 31, 1995. This decrease in value was primarily the result of an increase in intermediate term interest rates of approximately 100 basis points during 1996.

            Losses and loss adjustment expenses incurred in the years ended December 31, 1996 and 1995 were $32.7 million and $36.7 million, respectively. Of the 1996 amount, $12.0 million related to Hurricane Fran, which caused the fourth largest insured loss arising from a windstorm in United States history. In 1995, losses and loss adjustment expenses included $12.1 million resulting from a loss at a major industrial plant, as well as $12 million for Hurricanes Luis, Marilyn and Opal combined. The balance of losses for both years came from various other natural and man-made disasters. Losses and loss adjustment expenses incurred in 1996 included a net amount of $0.5 million relating to an increase in the cost of claims occurring in prior years. Loss payments during the years ended December 31, 1996 and 1995 were $28.9 million and $29.9 million, respectively. IPC's loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) was 28.8%, compared to 36.1% in 1995.

            Acquisition costs, which are typically a percentage of premiums written, consist primarily of commission and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of ceded premiums. Acquisition costs incurred during the years ended December 31, 1996 and 1995 were $11.8 million and $10.3 million, respectively, after deferring those costs related to the unearned portion of premiums written. Acquisition costs have principally increased commensurate with the increase in earned premiums, although some premiums were written which had no brokerage fees or commissions. General and administrative expenses were $9.9 million and $7.4 million for the years ended December 31, 1996 and 1995, respectively. These figures include fees paid to a subsidiary of AIG for administrative services, which are based on a percentage of premiums written, and were $2.8 million in 1996 and $2.0 million in 1995. General and administrative expenses in 1996 also included $1.6 million in connection with the Company's bid to purchase Tempest Reinsurance Company Limited, another Bermuda-based catastrophe reinsurer, and $0.5 million additional expenses related to the Company's initial public offering (included in the first quarter of 1996). In 1995, general and administrative expenses included an accrual of $1.5 million in connection with the Company's initial public offering. Excluding these non-recurring charges, general and administrative expenses would have been $7.8 million and $5.9 million for the years ended December 31, 1996 and 1995, respectively. The increase was primarily due to the increase in fees paid under an administrative services agreement with a subsidiary of AIG, which are based on premiums, together with increases in most expense categories, including salaries, travel, professional fees, and advertising, all of which were incurred in the production of increased premiums. Additional ongoing costs were incurred by the Company as a publicly traded entity. The Company's expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 19.2% for the year ended December 31, 1996, compared to 17.4% for the year ended December 31, 1995. Excluding the non-recurring items, the expense ratio would have been 17.5% and 15.9% for 1996 and 1995, respectively.

            The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 1996 and 1995, respectively:

                                           Year ended December 31,
                                             1996          1995
                                             ----          ----
      Loss and loss expense ratio           28.8%         36.1%
      Expense ratio                         19.2%         17.4%
      Combined ratio                        48.0%         53.5%

            Net income for the years ended December 31, 1996 and 1995 was $92.6 million and $74.3 million, respectively, an increase of 24.6%. Excluding the effects of realized gains and losses arising from the sale of investments, net operating income was $88.7 million and $71.3 million for the years ended December 31, 1996 and 1995, respectively, representing an increase of 24.4%. Net operating income amounts are equivalent to $3.40 and $2.78 per Common Share, respectively.

            Years Ended December 31, 1995 and 1994

            In the years ended December 31, 1995 and 1994, IPC wrote premiums of $104.1 million and $85.6 million, respectively, an increase of 21.6%, including reinstatement premiums of $6.6 million and $3.8 million, respectively. During 1995, IPC had 1,010 contracts with 267 clients worldwide compared to 567 contracts with 172 clients during 1994. Premiums written increased from 1994 to 1995 primarily as a result of new business from new and existing clients, although this was offset to some extent by modest rate reductions. Approximately 40% of the increase represented business from new clients and the balance represented additional business from existing clients. Premiums earned in the years ended December 31, 1995 and 1994 were $101.5 million and $74.7 million, respectively, an increase of 36.0%. Excluding reinstatement premiums, premiums earned increased by 34.0% from $70.9 million in the year ended December 31, 1994 to $94.9 million in the year ended December 31, 1995.

            Investment income was $22.9 million and $16.8 million in the years ended December 31, 1995 and 1994, respectively. These figures were net of investment expenses, primarily investment management and custodial fees paid to subsidiaries of AIG, which totaled $1.2 million and $1.0 million in those periods. The increased investment income on an annualized basis was due to the larger investment base arising from operating and investment cash flows together with an improvement in net yields from 5.0% in 1994 to 5.7% in 1995. The investment portfolio consisted of high quality, fixed income assets.

            A net realized capital gain of $3.0 million was recorded in the year ended December 31, 1995 and a net realized capital loss of $1.1 million was recorded in the year ended December 31, 1994. During 1994 the Company decided to split its investment portfolio approximately equally between fixed income securities deemed to be "Held to Maturity" and those deemed to be "Available for Sale" within the definitions of Statement of Financial Accounting Standard No.
115. Unrealized gains and losses on those securities deemed to be "Available for Sale" are recorded as a component of the Company's shareholders' equity. At December 31, 1995 and 1994, there were net unrealized gains of $4.5 million and net unrealized losses of $8.3 million, respectively. Securities deemed to be "Held to Maturity" are carried on the balance sheet at amortized cost and may not be disposed of except in limited circumstances.

            Losses and loss adjustment expenses incurred in the years ended December 31, 1995 and 1994 were $36.7 million and $31.6 million, respectively. Of the 1994 amount, $20.6 million related to the Northridge, California earthquake which occurred on January 17, 1994. Losses and loss adjustment expenses incurred in the year ended December 31, 1995 included $12.1 million resulting from a loss at a major industrial plant with the balance in both years coming from various natural and man-made disasters. Losses and loss adjustment expenses incurred in 1995 included a net amount of $2.3 million relating to the increase in the cost of claims occurring in 1994 above the amount estimated at December 31, 1994 (including approximately $2.4 million related to an explosion at an industrial plant and $1.8 million related to the Northridge, California earthquake, which increases were partially offset by reductions in reserves for other claims). Loss payments during the years ended December 31, 1995 and 1994 were $29.9 million and $13.6 million, respectively.

            IPC's loss and loss expense ratio was 36.1% and 42.3% for the years ended December 31, 1995 and 1994, respectively. The combined ratio was 53.5% in 1995, and would have been 52.0% without the accrual of $1.5 million for expenses related to the Company's initial public offering, and 59.2% in 1994.

            Acquisition costs were $10.3 million and $7.7 million in the years ended December 31, 1995 and 1994, respectively, after deferring those costs related to the unearned portion of premiums written. General and administrative expenses were $7.4 million and $5.0 million in the years ended December 31, 1995 and 1994, respectively. These figures include fees paid to a subsidiary of AIG for administrative services which are based on a percentage of premiums written, of $2.6 million and $2.1 million, of which $2.0 million and $2.1 million were expensed in the respective periods. General and administrative expenses for 1995 included $1.5 million of expenses relating to the initial public offering.

            The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 1995 and 1994, respectively:

                                           Year ended December 31,
                                             1995          1994
                                             ----          ----
      Loss and loss expense ratio           36.1%         42.3%
      Expense ratio                         17.4%         16.9%
      Combined ratio                        53.5%         59.2%

            Net income for the years ended December 31, 1995 and 1994 was $74.3 million and $46.4 million, respectively, an increase of 60.0%. These net income figures are equivalent to $2.90 and $1.85 per Common Share, respectively. The increase in net income was principally attributable to the start-up nature of IPC's business and the resulting increase in premiums earned. However, improved loss experience and greater net investment income also contributed to the increased income in 1995 when compared to 1994.

Liquidity and Capital Resources

            The Company was initially capitalized with $300.0 million in June 1993 from which placement costs of $0.5 million were paid. At December 31, 1996 and 1995, shareholders' equity had increased to $496.1 and $434.3 million, respectively. Substantially all of the original capital, after deducting organizational costs was contributed to the Company's subsidiary, IPC Re.

            The Company is a holding company that conducts no reinsurance operations of its own. However, it does maintain an office in London from which it carries out a representative function in Europe on behalf of IPC Re and for which the Company receives reimbursement from IPC Re for expenses incurred on behalf of IPC Re. The Company's cash flows are otherwise limited to distributions from IPC Re by way of loans or dividends. The dividends that IPC Re may pay are limited under Bermuda legislation. IPC Re may not in any financial year pay any dividends which would exceed 25% of its statutory capital and surplus at the prior year end, unless it has filed with the Bermuda Registrar of Companies an affidavit stating that the declaration of those dividends has not caused the Company to fail to meet its solvency margin and minimum liquidity ratio. In addition, IPC Re is prohibited from declaring or paying any dividend during any financial year if it would cause IPC Re to fail to meet its solvency margin and minimum liquidity ratio. The maximum dividend payable by IPC Re in accordance with the foregoing restrictions as of January 1, 1997 was approximately $123.5 million.

            IPC Re's sources of funds consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, general and administrative expenses and dividends. IPC Re generated cash flows from operations of $90.1 million and $78.4 million in the years ended December 31, 1996 and 1995, respectively. These amounts represent the excess of premiums collected and investment earnings realized, over losses, loss adjustment expenses and underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, all cash flows not required for operating purposes or payment of dividends have been invested by IPC Re. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 1996 and 1995 were $28.9 million and $29.9 million, respectively.

            Under U.S. generally accepted accounting principles, IPC is not permitted to establish loss reserves with respect to its property catastrophe reinsurance until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

            The establishment of appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent IPC's estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses) and these estimates are regularly reviewed and updated, using the most current information available to management. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. For example, as of December 31, 1994, IPC Re believed that its total losses and loss adjustment expenses (the sum of loss reserves and losses paid to date) relating to the Northridge, California earthquake would be $20.6 million. At December 31, 1996, this figure had increased to $22.5 million.

Because of the start-up nature of its operations at the time of the Northridge, California earthquake, the coverage written by IPC Re for the risks affected by the Northridge event was more limited than that which IPC Re currently writes or will in the future write for similar risks. Whenever IPC Re determines that any existing loss reserves are inadequate, IPC Re is required to increase its loss reserves with a corresponding reduction, which could be material, in IPC's operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could have a material adverse effect on IPC's financial condition or results of operations in any particular period.

            With the exception of cash holdings, all of IPC's funds are invested in fixed income securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates. IPC Re does not hedge its investment portfolio against interest rate risk. Accordingly, an increase in interest rates may result in losses, both realized and unrealized, on IPC Re's investments.

            The Company has adopted Statement of Financial Accounting Standard No. 115 to account for its marketable securities. The Company has classified its investment portfolio between "Available for Sale" and "Held to Maturity". Investments classified as "Available for Sale" are carried at fair market value and any unrealized gains or losses are reported as a separate component of shareholders' equity.

            At December 31, 1996, 98.4% of IPC Re's investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Standard & Poor's Corporation. At December 31, 1996 the portfolio had an average life of
4.8 years and an average modified duration of 3.8 years.

            IPC's functional currency is the U.S. dollar. IPC's operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of IPC's business are denominated in currencies of other countries, principally industrial countries. Consequently, IPC may, from time to time, experience currency exchange gains and losses that could affect its financial position and results of operations. The Company currently does not - and as a practical matter cannot - hedge its U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs (after which it may match such liability with assets denominated in the same currency, which it has done on one occasion, or purchase a currency hedge, although to date it has not done so). Such exposure could be substantial. IPC also has not hedged its non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. To date, foreign currency hedging has only been used twice to secure the value of a non-U.S. dollar investment in U.S. dollars. At December 31, 1996, IPC had one forward contract hedge outstanding. The purpose of this hedge was to reduce any potential loss as a result of a change in the value of the Australian dollar denominated portion of the investment portfolio, which totaled Australian $31.5 million. The effect of the hedge was to forward sell (to January 9, 1997) Australian $31.5 million at an exchange rate of U.S.$0.8125. This contract has been rolled forward one month to February 10, 1997.

            IPC's investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. IPC's investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio.

            IPC Re is not a licensed insurer in the United States and therefore, under the terms of most of its contracts in the United States, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, such security takes the form of a letter of credit, issued by an acceptable bank, or a cash advance. Currently IPC Re obtains letters of credit through one commercial bank pursuant to a $20 million facility. In turn, IPC Re provides the bank security by giving the bank a lien over certain of IPC Re's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20 million. At December 31, 1996, 1995 and 1994, there were outstanding letters of credit of $11.5 million, $12.0 million and $12.6 million, respectively.

            Neither the Company nor IPC Re has any material commitment for capital expenditures.

Effects of Inflation

            IPC Re estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPC Re generally does not take into account the effects of inflation when estimating reserves. Levels of inflation also affect investment returns. The actual effects of inflation on the results of IPC Re cannot be accurately known until claims are ultimately settled.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
  shareholders of IPC Holdings, Ltd.:

     We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in accordance with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN & CO.
Hamilton, Bermuda
February 3, 1997

                       IPC HOLDINGS, LTD. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                         EXCEPT FOR PER SHARE AMOUNTS)

                                                                        AS OF            AS OF
                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1996             1995
                                                                     ------------     ------------
ASSETS:
Fixed maturity investments:
  Available for sale, at fair market value (Amortized Cost 1996:
     $254,890; 1995: $211,121).....................................    $250,992         $215,632
  Held to maturity, at amortized cost (Fair market value 1996:
     $229,464; 1995: $214,356).....................................     229,057          210,341
Cash and cash equivalents..........................................      23,797           18,109
Reinsurance balances receivable (Related party 1996: $3,097;
  1995: $2,804)....................................................      25,687           25,451
Accrued investment income..........................................      15,015           12,352
Deferred acquisition costs.........................................       2,354            2,441
Prepaid expenses and other assets..................................       1,179              922
                                                                       --------         --------
          TOTAL ASSETS.............................................    $548,081         $485,248
                                                                       ========         ========

LIABILITIES:
Reserve for losses and loss adjustment expenses....................    $ 28,483         $ 24,717
Unearned premiums..................................................      21,898           23,971
Accounts payable and accrued liabilities (Related party: 1996:
  $825; 1995: $698)................................................       1,565            2,268
                                                                       --------         --------
          TOTAL LIABILITIES........................................      51,946           50,956
                                                                       --------         --------

SHAREHOLDERS' EQUITY:
Share capital -- 1996: 25,000,000 shares outstanding, par value
  $0.01;
  1995: 1,000 shares outstanding, par value $200...................         250              200
Additional paid in capital.........................................     299,267          299,317
Unrealized gain (loss) on investments..............................      (3,898)           4,511
Retained earnings..................................................     200,516          130,264
                                                                       --------         --------
          Total shareholders' equity...............................     496,135          434,292
                                                                       --------         --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............    $548,081         $485,248
                                                                       ========         ========

          See accompanying notes to consolidated financial statements

                       IPC HOLDINGS, LTD. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                         EXCEPT FOR PER SHARE AMOUNTS)
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1996

                                                              1996           1995           1994
                                                          ------------   ------------   ------------
REVENUES:
Premiums written (Related party 1996: $9,628; 1995:
  $6,343; 1994: $2,023).................................  $    111,569   $    104,096   $     85,610
Change in unearned premiums.............................         2,073         (2,555)       (10,943)
                                                              --------       --------        -------
Premiums earned.........................................       113,642        101,541         74,667
Net investment income...................................        28,883         22,855         16,762
Realized capital gains (losses), net....................         3,871          2,973         (1,053)
                                                              --------       --------        -------
          TOTAL REVENUES................................       146,396        127,369         90,376
                                                              --------       --------        -------

EXPENSES:
Losses and loss adjustment expenses.....................        32,732         36,657         31,570
Acquisition costs (Related party 1996: $1,943; 1995:
  $1,655; 1994: $980)...................................        11,849         10,315          7,665
General and administrative expenses (Related party 1996:
  $2,816; 1995: $2,003; 1994: $2,140)...................         9,934          7,377          4,963
Exchange (gain) loss, net...............................          (684)        (1,265)          (255)
                                                              --------       --------        -------
          TOTAL EXPENSES................................        53,831         53,084         43,943
                                                              ========       ========        =======
          NET INCOME....................................        92,565         74,285         46,433
                                                              ========       ========        =======

Net Income per Common Share.............................  $       3.55   $       2.90   $       1.85
Weighted average number of Common Shares................    26,080,744     25,618,719     25,130,454

          See accompanying notes to consolidated financial statements

                       IPC HOLDINGS, LTD. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1996

                                                            1996             1995             1994
                                                        ------------     ------------     ------------
COMMON SHARES PAR VALUE $200; PAR VALUE $0.01 AFTER
  GIVING EFFECT TO THE EXCHANGE:
  Balance at beginning of year........................    $    200         $    200         $    200
  Effect of the Exchange: 1,000 shares to 25,000,000..          50               --               --
                                                          --------         --------         --------
  Balance at end of year .............................    $    250         $    200         $    200
                                                          --------         --------         --------
ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year........................    $299,317         $299,317         $299,317
  Effect of the Exchange: 1,000 shares to 25,000,000..         (50)              --               --
                                                          --------         --------         --------
  Balance at end of year .............................    $299,267         $299,317         $299,317
                                                          --------         --------         --------
UNREALIZED GAIN/(LOSS) ON INVESTMENTS
  Balance at beginning of year........................    $  4,511         $ (8,313)        $    (56)
  Change in unrealized gain/(loss) in year............      (8,409)          12,824           (8,257)
                                                          --------         --------         --------
  Balance at end of year .............................    $ (3,898)        $  4,511         $ (8,313)
                                                          --------         --------         --------
RETAINED EARNINGS:
  Balance at beginning of year........................    $130,264         $ 55,979         $  9,546
  Net income in year..................................      92,565           74,285           46,433
  Dividends paid......................................     (22,313)              --               --
                                                          --------         --------         --------
  Balance at end of year .............................    $200,516         $130,264         $ 55,979
                                                          ========         ========         ========

          See accompanying notes to consolidated financial statements

                       IPC HOLDINGS, LTD. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1996

                                                            1996             1995             1994
                                                        ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...........................................   $   92,565       $   74,285       $   46,433
Adjustments to reconcile net income to cash provided
  by operating activities:
  Amortization of investment premium, net.............        3,485            4,848            4,714
  Realized capital (gains) losses, net................       (3,871)          (2,973)           1,053
  Changes in, net:
  Reinsurance balances receivable.....................         (236)          (6,166)         (11,120)
  Accrued investment income...........................       (2,663)          (1,387)          (3,121)
  Deferred acquisition costs..........................           87             (253)          (1,062)
  Prepaid expenses and other assets...................         (257)            (730)              21
  Reserve for losses and loss adjustment expenses.....        3,766            6,741           17,976
  Unearned premiums...................................       (2,073)           2,555           11,078
  Accounts payable and accrued liabilities ...........         (703)           1,516              407
                                                          ---------        ---------        ---------
                                                             90,100           78,436           66,379
                                                          ---------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed maturity investments:
  Available for sale..................................     (350,757)        (432,291)        (134,290)
  Held to maturity....................................      (34,006)         (90,095)          (5,047)
Proceeds from sales of fixed maturity investments:
  Available for sale..................................      309,664          424,287           46,282
  Held to maturity....................................           --               --               --
Proceeds from maturities of fixed maturity
  investments:
  Available for sale..................................           --           12,000           12,000
  Held to maturity....................................       13,000            8,000               --
                                                          ---------        ---------        ---------
                                                            (62,099)         (78,099)         (81,055)
                                                          ---------        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid to shareholders...................      (22,313)              --               --
                                                          ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents..        5,688              337          (14,676)
Cash and cash equivalents at beginning of year........       18,109           17,772           32,448
                                                          ---------        ---------        ---------
Cash and cash equivalents at end of year..............   $   23,797       $   18,109       $   17,772
                                                          =========        =========        =========

          See accompanying notes to consolidated financial statements

                        IPC HOLDINGS, LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1996 AND DECEMBER 31, 1995
 (Expressed in thousands of United States dollars except for per share amounts)

1. GENERAL:

      IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, International Property Catastrophe Reinsurance Company, Ltd. ("IPC Re") provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPC Re's loss experience will generally include infrequent events of great severity. IPC Re's clients include many of the leading insurance companies in the world. Approximately 46% of premiums written in 1996 related to U.S. risks. The balance of IPC Re's covered risks are located principally in Europe, Japan and Australia/New Zealand.

      On December 20, 1995, the Board of Directors of the Company approved a plan to register shares for sale to the public. On December 20, 1995, the Board of Directors of the Company also approved an exchange of the capital stock of the Company whereby the existing voting and non-voting shares of the Company were exchanged for Common Shares (the "Exchange"). The existing shareholders received 25,000 new Common Shares for each voting or non-voting share held at the time of the offering. Share information presented in the consolidated financial statements, including these notes, gives effect to the Exchange.

      On March 13, 1996, the Company completed an initial public offering in which 13,521,739 Common Shares held by existing shareholders were sold. All of the Shares sold were sold by existing shareholders. Consequently, the Company did not receive any of the proceeds of the offering. The Company paid certain expenses related to the offering, including certain expenses on behalf of the selling shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES:

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

      a) Principles of consolidation:

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, IPC Re (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

      b) Premiums and acquisition costs:

      Premiums written are recorded at the policy inception date and are based on information received from ceding companies. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

      Acquisition costs, consisting primarily of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized to income over the period in which the related premiums are earned. Deferred acquisition costs are limited to estimated realizable value based on related unearned premium, anticipated claims and expenses and investment income.

      c) Reserve for losses and loss adjustment expenses:

      The reserve for losses and loss adjustment expenses, which includes an allowance for losses and loss adjustment expenses incurred but not reported, is based on reports, individual case estimates received from ceding companies, actuarial determinations and management's estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known.

      d) Fixed maturity investments:

      IPC adopted Statement of Financial Accounting Standard No. 115 on Accounting for Certain Investments in Debt and Equity Securities ("Statement 115") as of December 31, 1993. Upon adopting Statement 115, the Company classified its entire portfolio of investments as "available for sale". In July, 1994, the Company reclassified a portion of its investment portfolio as "held to maturity" as discussed below.

      Investments, available for sale

      All investments classified as "available for sale" have a fixed maturity and are carried at market value. Such investments are available to be sold in response to liquidity needs. Unrealized gains and losses are included as a separate component of shareholders' equity.

      Investments, held to maturity

      All investments classified as "held to maturity" have a fixed maturity and are carried at amortized cost. Management has the positive intent and ability to hold these investments until maturity and the investments may not be disposed of other than in certain, very specific circumstances. During 1994, IPC transferred investments with an amortized cost of $137,658 from the available for sale portfolio to the held to maturity portfolio.

      Investments are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized when earned and includes the amortization of premium and accretion of discount on investments.

      e) Translation of foreign currencies:

      Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. IPC's functional currency is the U.S. dollar, since it is the single largest currency in which IPC transacts its business. The U.S. dollar is also the currency in which IPC holds, and will continue to hold, most of its investments and in which investment returns are measured.

      f) Cash and cash equivalents:

      Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

      g) Net income per share:

      Net income per share was computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options granted to a shareholder of the Company were considered common stock equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. Stock options granted to employees on February 15, 1996 and July 25, 1996, as discussed in Note 6 were also considered common stock equivalents for the purpose of calculating net income per share, after giving effect to the Exchange. There is no material difference between primary and fully diluted net income per share.

      h) Stock incentive compensation plan:

      The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

      i) Reinsurance premiums receivable:

      Reinsurance premiums receivable are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts was $0 as of December 31, 1996 and December 31, 1995.


3. FIXED MATURITY INVESTMENTS:

      a) The amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 1996 and December 31, 1995 are as follows:

                                                                Gross         Gross
                                                  Amortized   Unrealized    Unrealized      Market
                  December 31, 1996                 Cost        Gains         Losses         Value
                  -----------------               --------     -------      ---------      --------
      U.S. Government and government agencies     $ 74,974     $   133      $    (952)     $ 74,155
      Other governments                             71,487         158         (1,050)       70,595
      Corporate                                     71,218         407         (1,314)       70,311
      Supranational entities                        37,211        --           (1,280)       35,931
                                                  --------     -------      ---------      --------
                                                  $254,890     $   698      $  (4,596)     $250,992
                                                  ========     =======      =========      ========
                                                                Gross         Gross
                                                  Amortized   Unrealized    Unrealized      Market
                  December 31, 1995                 Cost        Gains         Losses         Value
                  -----------------               --------     -------      ---------      --------
      U.S. Government and government agencies     $ 99,733     $ 1,691      $    --        $101,424
      Other governments                             29,222         305           --          29,527
      Corporate                                     58,687       1,784           --          60,471
      Supranational entities                        23,479         731           --          24,210
                                                  --------     -------      ---------      --------
                                                  $211,121     $ 4,511      $    --        $215,632
                                                  ========     =======      =========      ========

      b) The amortized cost, gross unrealized gains, gross unrealized losses and market value of investments held to maturity by category as of December 31, 1996 and December 31, 1995 are as follows:

                                                                Gross         Gross
                                                  Amortized   Unrealized    Unrealized      Market
                  December 31, 1996                 Cost        Gains         Losses         Value
                  -----------------               --------     -------      ---------      --------
      U.S. Government and government agencies     $  2,007     $    45      $    --        $  2,052
      Other governments                             75,556         387           (505)       75,438
      Corporate                                    103,519         916           (570)      103,865
      Supranational entities                        47,975         338           (204)       48,109
                                                  --------     -------      ---------      --------
                                                  $229,057     $ 1,686      $  (1,279)     $229,464
                                                  ========     =======      =========      ========

                                                                Gross         Gross
                                                  Amortized   Unrealized    Unrealized      Market
                  December 31, 1995                 Cost        Gains         Losses         Value
                  -----------------               --------     -------      ---------      --------
      U.S. Government and government agencies     $  2,010     $    93      $    --        $  2,103
      Other governments                             62,446       1,245            (42)       63,649
      Corporate                                    103,001       2,205            (79)      105,127
      Supranational entities                        42,884         642            (49)       43,477
                                                  --------     -------      ---------      --------
                                                  $210,341     $ 4,185      $    (170)     $214,356
                                                  ========     =======      =========      ========

      c) The contractual maturity dates of investments available for sale and held to maturity as of December 31, 1996 are as follows:

                                                           Amortized     Market
                   Available for Sale                        Cost        Value
                   ------------------                      --------     --------

      Due in one year or less                              $ 34,414     $ 34,424
      Due after one year through five years                  98,076       98,427
      Due after five years through ten years                122,400      118,141
                                                           --------     --------
                                                           $254,890     $250,992
                                                           ========     ========

                                                           Amortized     Market
                   Held to Maturity                          Cost        Value
                   ----------------                        --------     --------

      Due in one year or less                              $ 29,975     $ 29,943
      Due after one year through five years                  99,993      100,845
      Due after five years through ten years                 99,089       98,676
                                                           --------     --------
                                                           $229,057     $229,464
                                                           ========     ========

      Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

      d) Pledged assets:

      In the normal course of business IPC Re provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by a bank at the request of IPC Re.

      Under an agreement effective September 20, 1994 IPC Re provides the bank security by giving the bank a lien over certain of IPC Re's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20,000. At December 31, 1996 and 1995 the bank had outstanding letters of credit of $11,509 and $11,974, respectively.

      e) Net investment income:

                                                    Year ended           Year ended           Year ended
                                                December 31, 1996    December 31, 1995    December 31, 1994
                                                -----------------    -----------------    -----------------
   Interest on fixed maturity investments           $ 32,216             $ 27,855             $ 21,870
   Interest on cash and cash equivalents               1,409                1,074                  578
   Net amortization of premium on investments         (3,485)              (4,848)              (4,714)
                                                    --------             --------             --------
                                                      30,140               24,081               17,734
   Less:  investment expenses                         (1,257)              (1,226)                (972)
                                                    ========             ========             ========
   Net investment income                            $ 28,883             $ 22,855             $ 16,762
                                                    ========             ========             ========

      f) Proceeds from sales of available for sale securities for the years ended December 31, 1996, 1995 and 1994 were $309,664, $424,287 and $46,282, respectively. Gross realized gains were $6,078, $3,820, and $7, respectively, and gross realized losses were $2,207, $847, and $1,060, respectively, for the years ended December 31, 1996, 1995 and 1994. Changes in net unrealized gains (losses) were $(8,409), $12,824, and $(8,257), respectively, for the years ended December 31, 1996, 1995 and 1994.

      g) The following table summarizes the composition of the fair value of all fixed maturity investments by rating:

                                                   December 31,     December 31,
                                                      1996             1995
                                                   -----------------------------

      Cash and cash equivalents                        4.7%             4.0%
      U.S. government and government agencies         15.1%            23.1%
      AAA                                             49.3%            52.1%
      AA                                              29.3%            20.8%
      A                                                1.6%             0.0%
                                                   -----------------------------
                                                     100.0%           100.0%
                                                   =============================

      The primary rating source is Standard & Poor's Corporation ("S&P"). When no S&P rating is available, Moody's Investors Services Inc. ("Moody's") ratings are used.

      h) In November, 1995, the Financial Accounting Standards Board in the United States issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". Under this guide, companies were permitted a one-time reassessment of the classification of securities under Statement 115 and could sell or reclassify securities out of the held-to-maturity portfolio. In accordance with the provisions of this guide, in December 1995, IPC transferred fixed maturity investments with a market value of $73,556, an amortized cost of $72,997 and an unrealized gain of $559 from the held to maturity classification to the available for sale classification. Of these investments, securities with an amortized cost of $48,949 were immediately sold. Proceeds were $48,713 resulting in a realized loss to IPC of $236.

      The proceeds of the sale, together with additional funds, were used to purchase fixed income securities at a cost of $51,879 which were classified as held to maturity. Concurrent with these transactions fixed income securities with a market value of $27,717, an amortized cost of $26,778 and an unrealized gain of $939 were reclassified from available for sale to held to maturity.

      These transactions were carried out in order to align the maturity profile of the held to maturity portfolio with the index against which the total investment portfolio is managed.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

      The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 1996 and December 31, 1995:

                                 December 31, 1996         December 31, 1995
                               ---------------------     ---------------------
                               Carrying       Fair       Carrying       Fair
                                 Value        Value        Value        Value
                               --------     --------     --------     --------
Cash and cash equivalents      $ 23,797     $ 23,797     $ 18,109     $ 18,109
Fixed maturity investments     $480,049     $480,456     $425,973     $429,988

      The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are disclosed in Note 3 and are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications. The fair value of the forward foreign exchange contracts represents the estimated cost to the Company as of December 31, 1996 of obtaining the specified currency to meet the obligation of the contracts.

5. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

      On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

      The authorized share capital of the Company as of December 31, 1996 and December 31, 1995 consisted of the following:

     December 31, 1996                             Authorized      Shares Issued       Share       Additional
     -----------------                               Shares       and Fully Paid      Capital   Paid-in Capital
                                                   ----------     --------------      -------   ---------------
Voting common shares, par value U.S.$0.01 each     75,000,000     25,000,000            250       $  299,267
Preferred shares, par value U.S.$0.01 each         25,000,000           --             --               --

      December 31, 1995                                                Shares      Share       Additional Paid-
      -----------------                                                Issued      Capital     in Capital
                                                                      -----------------------------------------
      Authorized, issued and fully paid:
      ----------------------------------
      Voting common shares, par value of $200 each                         709     $ 142        $221,169
      Non-voting, par value of $200 each, ranking pari passu with
      common shares in all respects other than the right to vote           291        58          78,148
                                                                      ========     =====        ========
                                                                         1,000     $ 200        $299,317
                                                                      ========     =====        ========

      There are various restrictions on the ability of certain shareholders to dispose of their shares.

      In June, September and December 1996, respectively, the Company paid dividends of $0.2875, $0.2875 and $0.3175 per share to holders of its Common shares.

6. SHARE PURCHASE OPTIONS:

      In conjunction with the private placement offering discussed in Note 5, the Company granted to American International Group, Inc. ("AIG") an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (the "AIG Option"). The $12.7746 exercise price per share at the time of the private placement was equal to the price paid per share by all of the Company's shareholders, other than AIG (which paid $9.60 per share). Following consummation of the offering referred to in Note 1, the AIG Option is exercisable in certain circumstances, generally upon an offering of common stock subsequent to the initial public offering referred to in Note 1, upon amalgamation, merger, or sale of the assets of the Company or at certain dates between June 29, 2001 and June 23, 2003 provided that the book value per share on such dates is at least 175% of the exercise price.

      The Company also adopted a Stock Option Plan (the Plan), effective February 15, 1996. Under the Plan, at the discretion of the Compensation Committee of the Board of Directors (the Committee), the Company may grant to certain employees up to 277,500 common shares, $0.01 par value. The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

      On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

      The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, Accounting for Stock-based Compensation, versus compensation expense under the provisions of APB Opinion No. 25 is not material for the year ended December 31, 1996.

      A summary of the status of the Company's stock option plan at December 31, 1996 and changes during the year then ended is presented in the table and narrative below:

                                                      Number of     Exercise
                                                       Shares        Price
                                                      ---------     --------
Outstanding, beginning of year                           --
      Granted                                          85,249        $16.54
      Exercised                                          --
      Forfeited                                         4,625
      Expired                                            --
      Outstanding, end of year                         80,624        $16.54
      Weighted  average  fair value of
      options  granted (per share)                      $7.16

The remaining contractual life of the options is 9.25 years.

      The fair value of options granted on February 15, 1996 and July 25, 1996 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 5.4%; an expected dividend yield of 5.67%; an expected life of 7 years, and an expected volatility of 40%.

7. RELATED PARTY TRANSACTIONS:

      In addition to the share purchase options discussed in Note 6, IPC has entered into the following transactions and agreements with companies affiliated with AIG:

      a) Administrative services

      The Company and IPC Re are parties to an agreement with American International Company, Limited. ("AICL"), an affiliate of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income.

      b) Investment management services

      IPC Re is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an affiliate of AIG, under which AIGGIC provides investment advisory and management services. IPC has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

                                                               Annual Fee
                      Portfolio Balance                     in Basis Points
                      -----------------                     ---------------

            Up to $100,000                                        35
            Excess of $100,000 through $200,000                   25
            Excess of $200,000                                    15

      These fees are included in net investment income in the accompanying consolidated statements of income.

      c) Investment custodian services

      IPC Re is party to an agreement with AIG Trust Services Limited ("AIGTS"), an affiliate of AIG, under which AIGTS provides investment custodian services. IPC has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody. These fees are included in net investment income in the accompanying consolidated statements of income.

      The following amounts were incurred for services provided by affiliates of
AIG:

                                                       Investment     Investment
                                      Administrative   Management     Custodian
                                         Services       Services       Services
                                      --------------   ----------     ---------

      Year ended December 31, 1996      $  2,816       $  1,017        $  240
      Year ended December 31, 1995         2,003            989           237
      Year ended December 31, 1994         2,140            796           176

      The following amounts were payable as of the balance sheet date to affiliates of AIG:

                 December 31, 1996      $    825
                 December 31, 1995           698

      d) IPC assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $9,628, $6,343 and $2,023, respectively, for the years ended December 31, 1996, 1995 and 1994. In addition, IPC assumed premiums through brokers related to shareholders of the Company totaling $19,429, $16,555 and $9,832, respectively, for the years ended December 31, 1996, 1995 and 1994. Brokerage fees and commissions incurred in respect of this business were approximately $1,943, $1,655 and $980, respectively, for the years ended December 31, 1996, 1995 and 1994. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 1996 and December 31, 1995 were $3,097 and $2,804, respectively.

      e) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of IPC.

8. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES:

      Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                         1996           1995           1994
                                         ----           ----           ----
Balance at beginning of Year           $ 24,717       $ 17,976       $   --
Losses Incurred related to:
           Current Year                  32,192         34,400         31,570
            Prior Year                      540          2,257           --
                                       --------------------------------------
    Total Incurred                       32,732         36,657         31,570
                                       --------------------------------------

Paid Related to :
           Current Year                 (15,670)       (17,946)       (13,605)
            Prior Year                  (13,274)       (11,934)          --
                                       --------------------------------------
    Total Paid                          (28,944)       (29,880)       (13,605)
                                       --------------------------------------

Effect of Foreign Exchange movements        (22)           (36)            11

                                       ======================================
Balance at end of Year                 $ 28,483       $ 24,717       $ 17,976
                                       ======================================

      Losses incurred in the year ended December 31, 1996 in respect of prior years included increases related to the Northridge, California earthquake, together with increases in reserves for marine and aviation business. These increases were offset by reductions in reserves for property catastrophe business, in particular in respect of Hurricanes Luis, Opal and Marilyn.

      Losses incurred in the year ended December 31, 1995 in respect of prior years included approximately $2,000 related to an explosion at an industrial plant and approximately $2,000 related to the Northridge, California earthquake. These increases were offset by reductions in reserves for other claims.

      The Company's loss reserves have been reviewed by an independent firm of actuaries.

9. WRITTEN PREMIUM BY GEOGRAPHIC REGION:

      Financial information relating to reinsurance premiums written by geographic region is as follows:

                                        Year Ended                     Year Ended                     Year Ended
                                     December 31, 1996              December 31, 1995              December 31, 1994
                                     -----------------              -----------------              -----------------
                                   Premiums                       Premiums                       Premiums
                                    Written          %             Written          %             Written          %
                                    -------          -             -------          -             -------          -
Geographic Area (1)
United States                      $ 51,641        46.3%          $ 44,516        42.8%          $ 45,099        52.7%
Worldwide (2)                        20,044        18.0%            23,977        23.0%            15,620        18.3%
Worldwide
   (excluding the U.S.) (3)           2,429         2.2%             2,434         2.3%               687         0.8%
United Kingdom                       11,403        10.2%            10,299         9.9%             7,294         8.5%
Europe (excluding U.K.)               6,523         5.8%             5,858         5.6%             6,112         7.1%
Japan                                 5,088         4.6%             5,495         5.3%             3,106         3.6%
Australia/New Zealand                 6,308         5.6%             4,229         4.1%             4,299         5.0%
Other                                 8,133         7.3%             7,288         7.0%             3,393         4.0%
                                   ---------------------          ---------------------          ---------------------
                                   $111,569       100.0%          $104,096       100.0%          $ 85,610       100.0%
                                   =====================          =====================          =====================

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

10. CONCENTRATION AND CREDIT RISK:

      At December 31, 1996 and December 31, 1995, 76% and 61%, respectively, of IPC's cash and cash equivalents were on deposit with one financial institution.

      At December 31, 1996 and December 31, 1995, IPC held U.S. Treasury notes which represented approximately 15% and 21%, respectively, and International Bank for Reconstruction & Development notes which represented approximately 8% and 5%, respectively, of shareholders' equity.

      Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company does not require collateral or other security to support financial instruments with credit risk.

      A single broker accounted for approximately 19%, 26% and 27%, respectively, of total premiums written for the years ended December 31, 1996, 1995 and 1994. Five brokers accounted for approximately 48%, 53% and 47%, respectively, of total premiums written for the years ended December 31, 1996, 1995 and 1994.

11. COMMITMENTS AND CONTINGENCIES:

      Since July 1995, IPC has entered into forward foreign exchange contracts for purposes of hedging its investment portfolio. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets being hedged. Net gains resulting from such forward foreign exchange contracts during the year ended December 31, 1996 and 1995 were $597 and $386, respectively, and are included in realized gains (losses), net in the accompanying consolidated statements of income. As of December 31, 1996 IPC had one forward foreign exchange contract outstanding, in respect of hedging the Australian Dollar denominated investment portfolio at year end. IPC may also enter into forward contracts to manage the exposures relating to known reinsurance losses denominated in foreign currencies. No such contracts have been entered into to date.

12. STATUTORY CAPITAL AND SURPLUS:

      IPC Re is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May, 1995, IPC Re is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

                                                 December 31,    December 31,
                                                     1996            1995
                                                 ------------    ------------

      Actual statutory capital and surplus         $493,898        $432,556
      Minimum statutory capital and surplus        $100,000        $100,000

      IPC Re's statutory net income for the years ended December 31, 1996, 1995 and 1994, was $95,828, $74,912 and $45,371, respectively.

      The Act limits the maximum amount of annual dividends or distributions paid by IPC Re to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPC Re to the Company at January 1, 1997 without such notification is approximately $123,475.

13. PENSION PLAN:

      Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the Plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. IPC's contributions under the plan are fully funded, and amounted to approximately $189 in 1996.

14. SUBSIDIARY FINANCIAL DATA:

Summarized financial data of the subsidiary, IPC Re, is as follows:

                                          Year Ended                Year Ended              Year Ended
                                       December 31 ,1996         December 31 ,1995         December 31 ,1994
Written premiums                              $ 111,569                 $ 104,096                 $  85,610
Premiums earned                                 113,642                   101,541                    74,667
Investment income                                28,833                    22,855                    16,761
Realized gains/(losses)                           3,871                     2,973                    (1,053)
Incurred losses                                 (32,732)                  (36,657)                  (31,570)
Acquisition costs                               (11,849)                  (10,315)                   (7,665)
General & admin. expenses and                    (6,024)                   (4,597)                   (4,708)
foreign exchange gains and losses, net
                                       ----------------------------------------------------------------------
Net Income                                      $95,741                   $75,800                    $46,432
                                       ----------------------------------------------------------------------
Loss Ratio                                         28.8%                     36.1%                     42.3%
Expense Ratio (excl.foreign                        15.9%                     15.9%                     16.9%
exchange gains/losses)
Combined Ratio                                     44.7%                     52.0%                     59.2%

                                      December 31, 1996       December 31, 1995
Cash & investments                            $ 503,265                $ 444,031
Reinsurance balances receivable                  25,687                   25,451
Other assets                                     19,810                   15,737
                                      ------------------------------------------
Total Assets                                  $ 548,762                $ 485,219
                                      ------------------------------------------

Unearned premiums                                21,898                   23,971
Reserves for losses                              28,483                   24,717
Other Liabilities                                 1,533                      741
                                      ------------------------------------------
Total Liabilities                                51,914                   49,429
Common Stock                                    250,000                  250,000
Additional paid-in capital                       49,500                   49,500
Unrealized gain/(loss) on                        (3,898)                   4,511
investments
Retained earnings                               201,246                  131,779
                                      ------------------------------------------
Total Liabilities and Shareholder's
  Equity                                      $ 548,762                $ 485,219
                                      ------------------------------------------

                        IPC HOLDINGS, LTD. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15. TAXES:

      At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, IPC has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

      IPC does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to United States income taxes.

16. FOREIGN EXCHANGE GAINS (LOSSES):

      The exchange gain (loss) in the accompanying consolidated statements of income comprises the net effect of realized and unrealized exchange gains and losses. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities as of the balance sheet dates. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and the actual amounts received or paid during the year.

17. UNAUDITED QUARTERLY FINANCIAL DATA:

                                              Quarter       Quarter      Quarter       Quarter
                                               Ended         Ended        Ended         Ended
                                              March 31,    June 30,     Sept. 30,     Dec. 31,
                                                1996         1996         1996          1996
                                              --------     --------     ---------     ---------
      Premiums written                        $ 61,808     $ 18,742     $ 22,467      $  8,552
      Premiums earned                           27,833       27,743       28,883        29,183
      Net investment income,                     6,726        7,146        7,414         7,597
      Realized gains (losses), net               3,503         (875)        (358)        1,601
      Losses and loss adjustment expenses        6,634        3,568       12,086        10,444
      Net income                                27,044       23,181       19,241        23,099
      Net income per common share             $   1.03     $   0.89     $   0.74      $   0.88

                                              Quarter       Quarter      Quarter       Quarter
                                               Ended         Ended        Ended         Ended
                                              March 31,    June 30,     Sept. 30,     Dec. 31,
                                                1995         1995         1995          1995
                                              --------     --------     ---------     ---------
      Premiums written                        $ 53,570     $ 19,496     $ 20,204      $ 10,826
      Premiums earned                           23,268       25,380       26,136        26,757
      Net investment income,                     4,987        5,405        6,144         6,319
      Realized gains (losses), net                 545           66         (484)        2,846
      Losses and loss adjustment expenses       13,874        1,976       17,051         3,756
      Net income                                11,922       25,100        9,751        27,512
      Net income per common share             $   0.47     $   0.98     $   0.38      $   1.05
