Form 10-K, Exhibit 13
period 1997-12-31
IPC HOLDINGS LTD
filed 1998-03-26
CIK 909815

                                                                    EXHIBIT 13.1

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. (the "Company"). References to "IPC" mean the Company together with its wholly-owned subsidiaries, International Property Catastrophe Reinsurance Company, Ltd. ("IPC Re"), and IPC Re Services Limited. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, for the year ended December 31, 1997.

GENERAL

     IPC commenced operations in July 1993. Because IPC has a limited operating history, the financial data included herein are not necessarily indicative of the financial condition or results of operations of IPC in the future.

     Premiums written include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 55% of premiums written by IPC Re each year are for contracts which have effective dates in January, about 15% in April, about 18% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

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

     If and while favourable loss experience continues, and reinsurance capacity does not diminish, the Company expects further downward pressure on rates for property catastrophe reinsurance during 1998.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1997 AND 1996

     In the years ended December 31, 1997 and 1996, IPC Re wrote premiums of $117.1 million and $111.6 million, respectively, an increase of 4.9%. These writings included reinstatement premiums of $2.5 million and $4.9 million, respectively. During 1997, IPC Re had 2,372 contracts with 409 clients worldwide, compared to 1,888 contracts with 296 clients during 1996. IPC Re had larger signings from existing clients, and selectively wrote business for new clients. New business included $4.1 million of written premiums from the California Earthquake Authority. These increases were offset in part by rate reductions, generally in the range of 10 to 15%, but as high as 20% in some cases, which reflected general market conditions. In addition, IPC Re did not renew some marine business where premium rates had fallen to unacceptable levels. Premiums earned in the years ended December 31, 1997 and 1996 were $112.5 million and $113.6 million, respectively, a decrease of 1.0%. Premiums earned did not grow proportionately to written premiums, primarily because some programs were written which had policy periods greater than twelve months. Excluding reinstatement premiums, premiums earned increased by 1.1% from $108.7 million in the year ended December 31, 1996 to $110.0 million in the year ended December 31, 1997.

     Net investment income increased 3.5% from $28.9 million in the year ended December 31, 1996, to $29.9 million in the year ended December 31, 1997. These amounts are net of investment expenses, primarily investment management and custodial fees payable to subsidiaries of American International Group ("AIG"), the Company's original sponsor, and holder of 24.4% of the Company's Common Shares. (See Note 8 to the Consolidated Financial Statements.) These fees totaled $1.4 million and $1.3 million in the years ended December 31, 1997 and 1996, respectively. The increase in net investment income resulted from a higher average investment asset base, which increased 10.0% from $473.7 million during 1996 to $521.3 million during 1997, offset by a lower average yield in the year ended December 31, 1997, of approximately 5.7%, compared to the average yield of 6.2% in the year ended December 31, 1996. The reduction in average yield was partially due to the effect of changes made to the structure of the Company's investment portfolio. These changes have been employed to effect the reduction of volatility in the value of the portfolio. At December 31, 1997 the portfolio consisted of high quality, fixed maturity investments, and shares of stock in all the companies which comprise the S&P 500.

     Net realized gains and losses from the sale of investments were a $3.6 million loss and a $3.9 million gain for the years ended December 31, 1997 and 1996, respectively. Net gains and losses generally fluctuate from period to period, depending on the securities sold, as recommended by the Company's investment advisor. Net unrealized gains on the Company's investment portfolio (see Note 3 to the Consolidated Financial Statements) were $9.5 million at December 31, 1997, compared to net unrealized losses of $3.9 million at December 31, 1996. This increase in value was primarily the result of the restructuring of the investment portfolio noted above, as well as minor changes in intermediate term interest rates during 1997.

     Losses and loss adjustment expenses incurred were $14.7 million and $32.7 million in the years ended December 31, 1997 and 1996, respectively. The low level of losses during 1997 was a reflection of the low level of catastrophe frequency and associated insured losses, which were the lowest for over ten years in the United States. Of the 1996 amount, $12.0 million related to Hurricane Fran, which caused the fourth largest insured loss arising from a windstorm in United States history. Other losses for both years came from various other natural and man-made disasters. Loss payments during the years ended December 31, 1997 and 1996 were $15.2 million and $28.9 million, respectively. Of the losses paid during 1997, 88.8% related to claims for which reserves had been established in prior years. IPC's loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 1997 was 13.1%, compared to 28.8% in 1996.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commission and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of ceded premiums. Acquisition costs incurred were $13.5 million and $11.8 million during the years ended December 31, 1997 and 1996, respectively, after deferring those costs related to the unearned portion of premiums written. This represents an increase of 13.8%. Certain contracts have been written with profit commission clauses, which return a portion of the net underwriting profits generated from those contracts as a commission to the insureds. This has resulted in an increase in the level of acquisition costs as a percentage of premiums earned. General and administrative expenses were $8.7 million and $9.9 million for the years ended December 31, 1997 and 1996, respectively. These figures include fees paid to a subsidiary of AIG for administrative services, which are based on a percentage of premiums written, and were $2.8 million in each of 1997 and 1996. General and administrative expenses in 1996 also included $1.6 million in connection with the Company's unsuccessful bid to purchase Tempest Reinsurance Company Limited, another Bermuda-based catastrophe reinsurer, and $0.5 million additional expenses related to the Company's initial public offering (included in the first quarter of 1996). Excluding these non-recurring charges, general and administrative expenses would have been $7.8 million for the year ended December 31, 1996. The increase of $0.8 million in recurring costs was a result of increases in several expense categories, including travel, professional fees, communications, data processing and investor relations. The Company's expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 19.7% for the year ended December 31, 1997, compared to 19.2% for the year ended December 31, 1996. Excluding the non-recurring items, the expense ratio would have been 17.5% for 1996.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 1997 and 1996, respectively:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1996
                                                              ----    ----
Loss and loss expense ratio.................................  13.1%   28.8%
Expense ratio...............................................  19.7%   19.2%
Combined ratio..............................................  32.8%   48.0%

     Net income for the years ended December 31, 1997 and 1996 was $100.3 million and $92.6 million, respectively, an increase of 8.4%. Excluding the effects of realized gains and losses arising from the sale of investments, net operating income was $103.9 million and $88.7 million for the years ended December 31, 1997 and 1996, respectively, representing an increase of 17.2%. Net operating income amounts are equivalent to $3.92 and $3.40 per Common Share, respectively, on a diluted basis.

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

     Net investment income was $28.9 million and $22.9 million in the years ended December 31, 1996 and 1995, respectively, an increase of 26.4%. These amounts are net of investment expenses, primarily investment management and custodial fees paid to subsidiaries of AIG, which totaled $1.3 million and $1.2 million, respectively, in those periods. The increase in net investment income resulted from a higher investment yield, 6.2% for the year ended December 31 1996 compared to 5.7% for the corresponding period in 1995, as well as a higher average investment asset base, which increased 18.7% from $399.4 million during 1995 to $473.7 million during 1996. The portfolio consisted of high quality, fixed maturity investments.

     Net realized gains from the sale of investments were $3.9 million and $3.0 million for the years ended December 31, 1996 and 1995, respectively. Net gains and losses fluctuate from period to period, depending on the securities sold, as recommended by the Company's investment advisor. Net unrealized losses on the "Available for Sale" portion of the Company's investment portfolio were $3.9 million at December 31, 1996, compared to net unrealized gains of $4.5 million at December 31, 1995. This decrease in value was primarily the result of an increase in intermediate term interest rates of approximately 100 basis points during 1996.

     Losses and loss adjustment expenses incurred in the years ended December 31, 1996 and 1995 were $32.7 million and $36.7 million, respectively. Of the 1996 amount, $12.0 million related to Hurricane Fran, which caused the fourth largest insured loss arising from a windstorm in United States history. In 1995, losses and loss adjustment expenses included $12.1 million resulting from a loss at a major industrial plant, as well as $12 million for Hurricanes Luis, Marilyn and Opal combined. The balance of losses for both years came from various other natural and man-made disasters. Losses and loss adjustment expenses incurred in 1996 included a net amount of $0.5 million relating to an increase in the cost of claims occurring in prior years. Loss payments during the years ended December 31, 1996 and 1995 were $28.9 million and $29.9 million, respectively. IPC's loss and loss expense ratio was 28.8% in 1996, compared to 36.1% in 1995.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commission and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of ceded premiums. Acquisition costs incurred during the years ended December 31, 1996 and 1995 were $11.8 million and $10.3 million, respectively, after deferring those costs related to the unearned portion of premiums written. Acquisition costs have principally increased commensurate with the increase in earned premiums, although some premiums were written which had no brokerage fees or commissions. General and administrative expenses were $9.9 million and $7.4 million for the years ended December 31, 1996 and 1995, respectively. These figures include fees paid to a subsidiary of AIG for administrative services, which are based on a percentage of premiums written, and were $2.8 million in 1996 and $2.0 million in 1995. General and administrative expenses in 1996 also included $1.6 million in connection with the Company's unsuccessful bid to purchase Tempest Reinsurance Company Limited, and $0.5 million expenses related to the Company's initial public offering (included in the first quarter of 1996). In 1995, general and administrative expenses included an accrual of $1.5 million in connection with the Company's initial public offering. Excluding these non-recurring charges, general and administrative expenses would have been $7.8 million and $5.9 million for the years ended December 31, 1996 and 1995, respectively. The increase was primarily due to the increase in fees paid under an administrative services agreement with a subsidiary of AIG, which are based on premiums, together with increases in most expense categories, including salaries, travel, professional fees, and advertising, all of which were incurred in the production of increased premiums. Additional ongoing costs were incurred by the Company as a publicly traded entity. The Company's expense ratio was 19.2% for the year ended December 31, 1996, compared to 17.4% for the year ended December 31, 1995. Excluding the non-recurring items, the expense ratio would have been 17.5% and 15.9% for 1996 and 1995, respectively.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio for the years ended December 31, 1996 and 1995, respectively:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1995
                                                              ----    ----
Loss and loss expense ratio.................................  28.8%   36.1%
Expense ratio...............................................  19.2%   17.4%
Combined ratio..............................................  48.0%   53.5%

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company was initially capitalized with $300.0 million in June 1993 from which placement costs of $0.5 million were paid. At December 31, 1997 and 1996, shareholders' equity had increased to $528.3 million and $496.1 million, respectively. Substantially all of the original capital, after deducting organizational costs was contributed to IPC Re.

     The Company is a holding company that conducts no reinsurance operations of its own. During 1997, the Company incorporated a new subsidiary in the United Kingdom called IPC Re Services, Limited, which carries out a representative function in Europe on behalf of IPC Re. The Company's cash flows are limited to distributions from IPC Re by way of loans or dividends. The dividends that IPC Re may pay are limited under Bermuda legislation. IPC Re may not in any financial year pay any dividends which would exceed 25% of its statutory capital and surplus at the prior year end, unless it has filed with the Bermuda Registrar of Companies an affidavit stating that the declaration of those dividends has not caused the Company to fail to meet its solvency margin and minimum liquidity ratio. In addition, IPC Re is prohibited from declaring or paying any dividend during any financial year if it would cause IPC Re to fail to meet its solvency margin and minimum liquidity ratio. The maximum dividend payable by IPC Re in accordance with the foregoing restrictions as of January 1, 1998 was approximately $131.3 million.

     IPC's sources of funds consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, general and administrative expenses and dividends. IPC generated cash flows from operations of $108.5 million and $90.1 million in the years ended December 31, 1997 and 1996, respectively. These amounts represent the excess of premiums collected and investment earnings realized, over losses, loss adjustment expenses and underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, all cash flows not required for operating purposes or payment of dividends have been invested by IPC. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 1997 and 1996 were $15.2 million and $28.9 million, respectively.

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

     The establishment of appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent IPC's estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses) and these estimates are regularly reviewed and updated, using the most current information available to management. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. For example, as of December 31, 1994, IPC Re believed that its total losses and loss adjustment expenses (the sum of loss reserves and losses paid to date) relating to the Northridge, California earthquake would be $20.6 million. At December 31, 1997, this figure had increased to $22.9 million. Because of the start-up nature of its operations at the time of the Northridge, California earthquake, the coverage written by IPC Re for the risks affected by the Northridge event was more limited than that which IPC Re currently writes or will in the future write for similar risks. Whenever IPC Re determines that any existing loss reserves are inadequate, IPC Re is required to increase its loss reserves with a corresponding reduction, which could be material, in IPC's operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could have a material adverse effect on IPC's financial condition or results of operations in any particular period.

     With the exception of cash holdings, IPC's funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also equities comprising the S&P 500. IPC Re does not hedge its investment portfolio against interest rate risk. Accordingly, an increase in interest rates may result in losses, both realized and unrealized, on IPC Re's investments.

     The Company has adopted Statement of Financial Accounting Standard No. 115 to account for its marketable securities. As of December 31, 1997 all of the Company's investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as a separate component of shareholders' equity.

     At December 31, 1997, 92.2% of IPC Re's fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Standard & Poor's Corporation. At December 31, 1997 the portfolio had an average life of
3.0 years and an average modified duration of 2.6 years.

     IPC's functional currency is the U.S. dollar. IPC's operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of IPC's business are denominated in currencies of other countries, principally industrial countries. Consequently, IPC may, from time to time, experience currency exchange gains and losses that could affect its financial position and results of operations. The Company currently does not -- and as a practical matter cannot -- hedge its U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs (after which it may match such liability with assets denominated in the same currency, which it has done on one occasion, or purchase a currency hedge, although to date it has not done so). Such exposure could be substantial. IPC also has not hedged its non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. To date, foreign currency hedging has only been used three times to secure the value of a non-U.S. dollar investment in U.S. dollars. At December 31, 1997, IPC had one forward contract hedge outstanding. The purpose of this hedge was to reduce any potential loss as a result of a change in the value of the Australian dollar denominated portion of the investment portfolio, which totaled Australian $34.2 million. The effect of the hedge was to forward sell (to March 5, 1998) Australian $34.2 million at an exchange rate of U.S.$0.6828.

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

     IPC Re is not a licensed insurer in the United States and therefore, under the terms of most of its contracts in the United States, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, such security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPC Re obtains letters of credit through one commercial bank pursuant to a $20 million facility. In turn, IPC Re provides the bank security by giving the bank a lien over certain of IPC Re's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20 million. At December 31, 1997, 1996 and 1995, there were outstanding letters of credit of $7.2 million, $11.5 million and $12.0 million, respectively.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1996
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                                1997        1996
                                                              --------    --------
ASSETS:
Fixed maturity investments:
  Available for sale, at fair market value (Amortized cost
     1997: $439,517; 1996: $254,890)........................  $442,328    $250,992
  Held to maturity, at amortized cost (Fair market value
     1997: $0; 1996: $229,464)..............................        --     229,057
Equity investments, available for sale (Cost 1997:
  $80,020)..................................................    86,685          --
Cash and cash equivalents...................................     9,746      23,797
Reinsurance balances receivable (Related party 1997: $4,418;
  1996: $3,097).............................................    27,735      25,687
Accrued investment income...................................    14,374      15,015
Deferred acquisition costs..................................     2,593       2,354
Prepaid expenses and other assets...........................     1,558       1,179
                                                              --------    --------
          Total assets......................................  $585,019    $548,081
                                                              ========    ========
LIABILITIES:
Reserve for losses and loss adjustment expenses.............  $ 27,590    $ 28,483
Unearned premiums...........................................    26,462      21,898
Accounts payable and accrued liabilities (Related party
  1997: $758; 1996: $825)...................................     2,674       1,565
                                                              --------    --------
          Total liabilities.................................    56,726      51,946
                                                              ========    ========
SHAREHOLDERS' EQUITY:
Share capital -- 1997: 25,017,603 shares outstanding, par
  value $0.01;
                 1996: 25,000,000 shares outstanding, par
  value $0.01...............................................       250         250
Additional paid-in capital..................................   299,533     299,267
Unrealized gain (loss), net on investments..................     9,476      (3,898)
Retained earnings...........................................   219,034     200,516
                                                              --------    --------
          Total shareholders' equity........................   528,293     496,135
                                                              --------    --------
          Total liabilities and shareholders' equity........  $585,019    $548,081
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1997 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                         1997           1996           1995
                                                      -----------    -----------    -----------
REVENUES:
Premiums written (Related party 1997: $11,359; 1996:
  $9,628; 1995: $6,343).............................  $   117,050    $   111,569    $   104,096
Change in unearned premiums.........................       (4,564)         2,073         (2,555)
                                                      -----------    -----------    -----------
Premiums earned.....................................      112,486        113,642        101,541
Net investment income...............................       29,883         28,883         22,855
Realized gains (losses), net on investments.........       (3,616)         3,871          2,973
                                                      -----------    -----------    -----------
          Total revenues............................      138,753        146,396        127,369
                                                      -----------    -----------    -----------
EXPENSES:
Losses and loss adjustment expenses.................       14,708         32,732         36,657
Acquisition costs (Related party 1997: $790; 1996:
  $1,943; 1995: $1,655).............................       13,487         11,849         10,315
General and administrative expenses (Related party
  1997: $2,812; 1996: $2,816; 1995: $2,003).........        8,676          9,934          7,377
Exchange (gain) loss, net...........................        1,562           (684)        (1,265)
                                                      -----------    -----------    -----------
          Total expenses............................       38,433         53,831         53,084
                                                      -----------    -----------    -----------
NET INCOME..........................................  $   100,320    $    92,565    $    74,285
                                                      ===========    ===========    ===========

Basic net income per common share...................  $      4.01    $      3.70    $      2.97
Diluted net income per common share.................  $      3.79    $      3.55    $      2.90
Weighted average number of common shares -- basic...   25,010,060     25,000,000     25,000,000
Weighted average number of common
  shares -- diluted.................................   26,492,401     26,080,744     25,618,719

          See accompanying notes to consolidated financial statements.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1997 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                               1997        1996        1995
                                                             --------    --------    --------
COMMON SHARES PAR VALUE $0.01
  Balance, beginning of year...............................  $    250    $    200    $    200
  Effect of the Exchange: 1,000 shares to 25,000,000
     shares................................................        --          50          --
  Additional 17,603 shares issued..........................        --          --          --
                                                             --------    --------    --------
  Balance, end of year.....................................  $    250    $    250    $    200
                                                             --------    --------    --------

ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year...............................  $299,267    $299,317    $299,317
  Effect of the Exchange: 1,000 shares to 25,000,000
     shares................................................        --         (50)         --
  Additional paid-in capital on 17,603 shares issued.......       266          --          --
                                                             --------    --------    --------
  Balance, end of year.....................................  $299,533    $299,267    $299,317
                                                             --------    --------    --------

UNREALIZED GAIN (LOSS), NET ON INVESTMENTS:
  Balance, beginning of year...............................  $ (3,898)   $  4,511    $ (8,313)
  Change in unrealized gain (loss) in year.................    13,374      (8,409)     12,824
                                                             --------    --------    --------
  Balance, end of year.....................................  $  9,476    $ (3,898)   $  4,511
                                                             --------    --------    --------

RETAINED EARNINGS:
  Balance, beginning of year...............................  $200,516    $130,264    $ 55,979
  Net income in year.......................................   100,320      92,565      74,285
  Dividends paid...........................................   (81,802)    (22,313)         --
                                                             --------    --------    --------
  Balance, end of year.....................................  $219,034    $200,516    $130,264
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1997
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                             1997        1996         1995
                                                           --------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................................  $100,320    $  92,565    $  74,285
Adjustments to reconcile net income to cash provided by
  operating activities:
  Amortization of investment premium, net................     1,787        3,485        4,848
  Realized (gains) losses, net on investments............     3,616       (3,871)      (2,973)
  Changes in, net:
     Reinsurance balances receivable.....................    (2,048)        (236)      (6,166)
     Accrued investment income...........................       641       (2,663)      (1,387)
     Deferred acquisition costs..........................      (239)          87         (253)
     Prepaid expenses and other assets...................      (379)        (257)        (730)
     Reserve for losses and loss adjustment expenses.....      (893)       3,766        6,741
     Unearned premiums...................................     4,564       (2,073)       2,555
     Accounts payable and accrued liabilities............     1,109         (703)       1,516
                                                           --------    ---------    ---------
                                                            108,478       90,100       78,436
                                                           --------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equity investments..........................   (80,228)          --           --
Proceeds from sales of equity investments................       239           --           --
Purchases of fixed maturity investments:
  Available for sale.....................................  (372,612)    (350,757)    (432,291)
  Held to maturity.......................................   (17,815)     (34,006)     (90,095)
Proceeds from sales of fixed maturity investments:
  Available for sale.....................................   363,939      309,664      424,287
  Held to maturity.......................................        --           --           --
Proceeds from maturities of fixed maturity investments:
  Available for sale.....................................    41,734           --       12,000
  Held to maturity.......................................    23,750       13,000        8,000
                                                           --------    ---------    ---------
                                                            (40,993)     (62,099)     (78,099)
                                                           --------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Additional share capital.................................       266           --           --
Cash dividends paid to shareholders......................   (81,802)     (22,313)          --
                                                           --------    ---------    ---------
                                                            (81,536)     (22,313)          --
                                                           --------    ---------    ---------
Net (decrease) increase in cash and cash equivalents.....   (14,051)       5,688          337
Cash and cash equivalents, beginning of year.............    23,797       18,109       17,772
                                                           --------    ---------    ---------
Cash and cash equivalents, end of year...................  $  9,746    $  23,797    $  18,109
                                                           ========    =========    =========

          See accompanying notes to consolidated financial statements.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1997 AND DECEMBER 31, 1996
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

1.  GENERAL:

     IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, International Property Catastrophe Reinsurance Company, Ltd. ("IPC Re"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPC Re's loss experience will generally include infrequent events of great severity. IPC Re's clients include many of the leading insurance companies in the world. Approximately 46% of premiums written in 1997 related to U.S. risks. The balance of IPC Re's covered risks are located principally in Europe, Japan and Australia/New Zealand.

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

     On June 27, 1997 the Company incorporated a subsidiary in the United Kingdom, named IPC Re Services Limited. This subsidiary's purpose is to perform the same functions that were previously performed by the Company's representative office in London.

2.  SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

     a) Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPC Re, and IPC Re Services Limited (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     d) Investments:

          IPC adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115") as of December 31, 1993. Upon adopting Statement 115, the Company classified its entire portfolio of investments as "available for sale". In July, 1994 the Company reclassified a portion of its investment portfolio as "held to maturity". In June, 1997 the Company reclassified its entire portfolio of "held to maturity" investments as "available for sale".

       Investments, available for sale

          All fixed maturity investments classified as "available for sale" have a fixed maturity and are carried at market value. Such investments are available to be sold in response to liquidity needs. In addition, all investments in equity securities are classified as "available for sale" and are carried at market value. Unrealized gains and losses are included as a separate component of shareholders' equity.

       Investments, held to maturity

          All fixed maturity investments classified as "held to maturity" had a fixed maturity and were carried at amortized cost. Management had the positive intent and ability to hold these investments until maturity and the investments could not be disposed of other than in certain, very specific circumstances. As of June 30, 1997, the Company reclassified all of its fixed maturity investments previously classified as "held to maturity" as "available for sale".

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     f) Cash and cash equivalents:

          Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

     g) Net income per common share:

          The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options granted to a shareholder of the Company were considered common stock equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. Stock options granted to employees on February 15, 1996, July 25, 1996 and January 2, 1997, as discussed in Note 6, were also considered common stock equivalents for the purpose of calculating diluted net income per common share.

     h) Stock incentive compensation plan:

          The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

     i) Reinsurance premiums receivable:

          Reinsurance premiums receivable are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts was $0 as of December 31, 1997 and December 31, 1996.

3.  INVESTMENTS:

     a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 1997 and December 31, 1996 are as follows:

                                           COST OR       GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
           DECEMBER 31, 1997                COST         GAINS         LOSSES       VALUE
           -----------------              ---------    ----------    ----------    --------
  U.S. Government and government
     agencies...........................  $ 32,980       $  249       $    --      $ 33,229
  Other governments.....................   125,037          939          (196)      125,780
  Corporate.............................   227,395        1,549          (169)      228,775
  Supranational entities................    54,105          439            --        54,544
                                          --------       ------       -------      --------
                                          $439,517       $3,176       $  (365)     $442,328
                                          ========       ======       =======      ========
Equity investments......................  $ 80,020       $9,136       $(2,471)     $ 86,685
                                          ========       ======       =======      ========

                                           COST OR       GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
           DECEMBER 31, 1996                COST         GAINS         LOSSES       VALUE
           -----------------              ---------    ----------    ----------    --------
  U.S. Government and government
     agencies...........................  $ 74,974       $  133       $  (952)     $ 74,155
  Other governments.....................    71,487          158        (1,050)       70,595
  Corporate.............................    71,218          407        (1,314)       70,311
  Supranational entities................    37,211           --        (1,280)       35,931
                                          --------       ------       -------      --------
                                          $254,890       $  698       $(4,596)     $250,992
                                          ========       ======       =======      ========

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     b) The amortized cost, gross unrealized gains, gross unrealized losses and market value of investments held to maturity by category as of December 31, 1996 are as follows:

                                                         GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                            COST         GAINS         LOSSES       VALUE
                                          ---------    ----------    ----------    --------

U.S. Government and government
  agencies..............................  $  2,007       $   45       $    --      $  2,052
Other governments.......................    75,556          387          (505)       75,438
Corporate...............................   103,519          916          (570)      103,865
Supranational entities..................    47,975          338          (204)       48,109
                                          --------       ------       -------      --------
                                          $229,057       $1,686       $(1,279)     $229,464
                                          ========       ======       =======      ========

     c) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 1997 are as follows:

                                                         AMORTIZED     MARKET
                                                           COST        VALUE
                                                         ---------    --------
Due in one year or less................................  $ 47,808     $ 47,828
Due after one year through five years..................   363,393      366,207
Due after five years through ten years.................    28,316       28,293
                                                         --------     --------
                                                         $439,517     $442,328
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

          Under an agreement effective September 20, 1994, IPC Re provides the bank security by giving the bank a lien over certain of IPC Re's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20,000. As of December 31, 1997 and 1996 the bank had outstanding letters of credit of $7,200 and $11,509, respectively.

     e) Net investment income:

                                                 1997       1996       1995
                                                -------    -------    -------
Interest on fixed maturity investments........  $30,816    $32,216    $27,855
Interest on cash and cash equivalents.........    1,860      1,409      1,074
Net amortization of premium on investments....   (1,787)    (3,485)    (4,848)
                                                -------    -------    -------
                                                 30,889     30,140     24,081
Net dividend income from equities.............      428         --         --
Less: investment expenses.....................   (1,434)    (1,257)    (1,226)
                                                -------    -------    -------
Net investment income.........................  $29,883    $28,883    $22,855
                                                =======    =======    =======

     f) Proceeds from sales of available for sale securities for the years ended December 31, 1997, 1996 and 1995 were $363,939, $309,664 and $424,287, respectively. Gross realized gains were $318, $6,078 and $3,820, respectively, and gross realized losses were $3,934, $2,207, and $847, respectively, for the years ended December 31, 1997, 1996 and 1995. Changes in net unrealized gains (losses) were $13,374, $(8,409), and $12,824, respectively, for the years ended December 31, 1997, 1996 and 1995.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     g) The following table summarizes the composition of the fair value of all cash and fixed maturity investments by rating:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1997            1996
                                                     ------------    ------------
Cash and cash equivalents..........................       2.2%            4.7%
U.S. Government and government agencies............       7.3%           15.1%
AAA................................................      44.6%           49.3%
AA.................................................      38.1%           29.3%
A..................................................       7.8%            1.6%
                                                        -----           -----
                                                        100.0%          100.0%
                                                        =====           =====

     The primary rating source is Standard & Poor's Corporation ("S&P"). When no S&P rating is available, Moody's Investors Services Inc. ("Moody's") ratings are used.

     h) In June, 1997, the Company purchased shares of stock in all of the companies which comprise the Standard & Poor's 500 Index ("S&P 500"). The number of shares of stock purchased is such that their weighting within the Company's portfolio matches the weighting of each stock within the index.

     As of June 30, 1997, the Company reclassified its entire "held to maturity" investment portfolio as "available for sale". The securities transferred had a market value of $221,720, an amortized cost of $222,237, and an unrealized loss of $517, on the date of transfer.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 1997 and December 31, 1996:

                                           DECEMBER 31, 1997       DECEMBER 31, 1996
                                          --------------------    --------------------
                                          CARRYING      FAIR      CARRYING      FAIR
                                           VALUE       VALUE       VALUE       VALUE
                                          --------    --------    --------    --------
Cash and cash equivalents...............  $  9,746    $  9,746    $ 23,797    $ 23,797
Fixed maturity investments..............  $442,328    $442,328    $480,049    $480,456
Equity investments......................  $ 86,685    $ 86,685    $     --    $     --

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are disclosed in Note 3 and are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications. The fair value of forward foreign exchange contracts represents the estimated cost to the Company as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts.

5.  COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL:

     On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The authorized share capital of the Company as of December 31, 1997 and December 31, 1996 consisted of the following:

                                                                 SHARES                 ADDITIONAL
                                                 AUTHORIZED    ISSUED AND     SHARE      PAID-IN
                                                   SHARES      FULLY PAID    CAPITAL     CAPITAL
                                                 ----------    ----------    -------    ----------
DECEMBER 31, 1997
Voting common shares, par value U.S. $0.01
  each.........................................  75,000,000    25,017,603     $250       $299,533
Preferred shares, par value U.S. $0.01 each....  25,000,000            --       --             --

                                                                 SHARES                 ADDITIONAL
                                                 AUTHORIZED    ISSUED AND     SHARE      PAID-IN
                                                   SHARES      FULLY PAID    CAPITAL     CAPITAL
                                                 ----------    ----------    -------    ----------
DECEMBER 31, 1996
Voting common shares, par value U.S. $0.01
  each.........................................  75,000,000    25,000,000     $250       $299,267
Preferred shares, par value U.S. $0.01 each....  25,000,000            --       --             --

     There are various restrictions on the ability of certain shareholders to dispose of their shares.

     In March, June, September and December 1997, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.3175, per share to holders of its common shares. In addition, in June and December, 1997, respectively, the Company paid special dividends of $1.00 and $1.00 per share to holders of its common shares.

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

     The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the Plan, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 277,500 common shares, $0.01 par value. The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

     On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. On January 2, 1997 the Company granted options to acquire 38,500 shares to officers and management employees at an exercise price of $22.50 per common share which equaled the opening market price on that day. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

     The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25 is not material for the years ended December 31, 1997 and 1996.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A summary of the status of the Company's stock option plan as of December 31, 1997 and 1996 and changes during the years then ended is presented in the table and narrative below:

                                                           1997                   1996
                                                   --------------------   --------------------
                                                   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                                    SHARES      PRICE      SHARES      PRICE
                                                   ---------   --------   ---------   --------
Outstanding, beginning of year...................   80,624      $16.54         --          --
Granted..........................................   38,500      $22.50     85,249      $16.54
Exercised........................................   20,153      $16.54         --          --
Forfeited........................................    8,204      $18.72      4,625          --
Expired..........................................       --          --         --          --
Outstanding, end of year.........................   90,767      $18.87     80,624      $16.54
Exercisable, end of year.........................       --          --         --          --
Weighted average fair value of options granted
  (per share)....................................    $7.01                  $7.16

     The remaining weighted average contractual life of the options outstanding as of December 31, 1997 is 8.54 years.

     The fair value of options granted on January 2, 1997 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 6.35%; an expected dividend yield of 5.64%; an expected life of 7 years; and an expected volatility of 45%.

     The fair value of options granted on February 15, 1996 and July 25, 1996 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 5.40%; an expected dividend yield of 5.67%; an expected life of 7 years; and an expected volatility of 40%.

7.  NET INCOME PER COMMON SHARE:

     A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                                          DECEMBER 31, 1997                  DECEMBER 31, 1996
                                  ---------------------------------   --------------------------------
                                                           AMOUNT                             AMOUNT
                                   INCOME      SHARES     PER SHARE   INCOME      SHARES     PER SHARE
                                  --------   ----------   ---------   -------   ----------   ---------
Basic EPS.......................  $100,320   25,010,060     $4.01     $92,565   25,000,000     $3.70
Effect of Dilutive Options......        --    1,482,341                    --    1,080,744
Diluted EPS.....................  $100,320   26,492,401     $3.79     $92,565   26,080,744     $3.55

                                         DECEMBER 31, 1995
                                  --------------------------------
                                                          AMOUNT
                                  INCOME      SHARES     PER SHARE
                                  -------   ----------   ---------
Basic EPS.......................  $74,285   25,000,000     $2.97
Effect of Dilutive Options......       --      618,719
Diluted EPS.....................  $74,285   25,618,719     $2.90

8.  RELATED PARTY TRANSACTIONS:

     In addition to the share purchase options discussed in Note 6, IPC has entered into the following transactions and agreements with companies affiliated with AIG:

     a) Administrative services

          The Company and IPC Re are parties to an agreement with American International Company, Limited ("AICL"), an affiliate of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income.

     b) Investment management services

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          IPC Re is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an affiliate of AIG, under which AIGGIC provides investment advisory and management services. IPC Re has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

                                                                ANNUAL FEE
                     PORTFOLIO BALANCE                        IN BASIS POINTS
                     -----------------                        ---------------
Up to $100,000..............................................        35
Excess of $100,000 through $200,000.........................        25
Excess of $200,000..........................................        15

     These fees are included in net investment income in the accompanying consolidated statements of income.

     c) Investment custodian services

          IPC Re is party to an agreement with AIG Trust Services Limited ("AIGTS"), an affiliate of AIG, under which AIGTS provides investment custodian services. IPC Re has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody. These fees are included in net investment income in the accompanying consolidated statements of income.

     The following amounts were incurred for services provided by affiliates of
AIG:

                                                                    INVESTMENT    INVESTMENT
                                                  ADMINISTRATIVE    MANAGEMENT    CUSTODIAN
                                                     SERVICES        SERVICES      SERVICES
                                                  --------------    ----------    ----------
Year ended December 31, 1997....................      $2,812          $1,121         $313
Year ended December 31, 1996....................       2,816           1,017          240
Year ended December 31, 1995....................       2,003             989          237

     The following amounts were payable as of the balance sheet date to affiliates of AIG:

December 31, 1997...........................................  $758
December 31, 1996...........................................   825

     d) IPC Re assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $11,359, $9,628 and $6,343, respectively, for the years ended December 31, 1997, 1996 and 1995. In addition, IPC Re assumed premiums through brokers related to shareholders of the Company totaling $7,903, $19,429 and $16,555, respectively, for the years ended December 31, 1997, 1996 and 1995. Brokerage fees and commissions incurred in respect of this business were approximately $790, $1,943 and $1,655, respectively, for the years ended December 31, 1997, 1996 and 1995. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 1997 and December 31, 1996 were $4,418 and $3,097, respectively.

     e) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of IPC.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES:

     Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                                       1997        1996        1995
                                                     --------    --------    --------
Balance, beginning of year.........................  $ 28,483    $ 24,717    $ 17,976
Losses incurred related to:
  Current year.....................................    15,368      32,192      34,400
  Prior years......................................      (660)        540       2,257
                                                     --------    --------    --------
Total incurred.....................................    14,708      32,732      36,657
                                                     --------    --------    --------
Paid related to:
  Current year.....................................    (1,658)    (15,670)    (17,946)
  Prior years......................................   (13,531)    (13,274)    (11,934)
                                                     --------    --------    --------
Total paid.........................................   (15,189)    (28,944)    (29,880)
                                                     --------    --------    --------
Effect of foreign exchange movements...............      (412)        (22)        (36)
                                                     --------    --------    --------
Balance, end of year...............................  $ 27,590    $ 28,483    $ 24,717
                                                     --------    --------    --------

     Losses incurred in the year ended December 31, 1997 in respect of prior years included increases related to the Northridge, California earthquake and a per risk treaty loss, which were more than offset by reductions in incurred losses for property catastrophe business, including Hurricanes Luis, Marilyn, Opal and Fran, and a Korean per risk treaty loss.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  WRITTEN PREMIUM BY GEOGRAPHIC REGION:

     Financial information relating to reinsurance premiums written by geographic region is as follows:

                                    DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995
                                    -----------------    -----------------    -----------------
                                    PREMIUMS             PREMIUMS             PREMIUMS
        GEOGRAPHIC AREA(1)          WRITTEN       %      WRITTEN       %      WRITTEN       %
        ------------------          --------    -----    --------    -----    --------    -----
United States.....................  $ 54,200     46.3%   $ 51,641     46.3%   $ 44,516     42.8%
Worldwide(2)......................    16,141     13.8%     20,044     18.0%     23,977     23.0%
Worldwide (excluding the
  U.S.)(3)........................     2,497      2.1%      2,429      2.2%      2,434      2.3%
United Kingdom....................    12,392     10.6%     11,403     10.2%     10,299      9.9%
Europe (excluding the U.K.).......    11,232      9.6%      6,523      5.8%      5,858      5.6%
Japan.............................     2,794      2.4%      5,088      4.6%      5,495      5.3%
Australia/New Zealand.............     9,433      8.1%      6,308      5.6%      4,229      4.1%
Other.............................     8,361      7.1%      8,133      7.3%      7,288      7.0%
                                    --------    -----    --------    -----    --------    -----
                                    $117,050    100.0%   $111,569    100.0%   $104,096    100.0%
                                    ========    =====    ========    =====    ========    =====

---------------
(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

11.  CONCENTRATION AND CREDIT RISK:

     As of December 31, 1997 and December 31, 1996, IPC held U.S. Treasury notes which represented approximately 6% and 15%, respectively, and International Bank for Reconstruction & Development notes which represented approximately 5% and 8%, respectively, of shareholders' equity.

     Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

     A single broker accounted for approximately 22%, 19% and 26%, respectively, of total premiums written for the years ended December 31, 1997, 1996 and 1995. Five brokers accounted for approximately 68%, 48% and 53%, respectively, of total premiums written for the years ended December 31, 1997, 1996 and 1995.

12.  COMMITMENTS AND CONTINGENCIES:

     Since July 1995, IPC Re has entered into forward foreign exchange contracts for purposes of hedging its investment portfolio. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets being hedged. Net gains resulting from such forward foreign exchange contracts during the years ended December 31 1997, 1996 and 1995 were $849, $597 and $386, respectively, and are included in realized gains (losses), net in the accompanying consolidated statements of income. As of December 31, 1997 IPC Re had one forward foreign exchange contract outstanding, in respect of hedging Australian Dollar denominated investments held at year end. IPC Re may also enter into forward contracts to manage the exposures relating to known reinsurance losses denominated in foreign currencies. No such contracts have been entered into to date.

13.  STATUTORY CAPITAL AND SURPLUS:

     IPC Re is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amended in May, 1995, IPC Re is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

                                               DECEMBER 31, 1997   DECEMBER 31, 1996
                                               -----------------   -----------------
Actual statutory capital and surplus.........      $525,147            $493,898
Minimum statutory capital and surplus........      $100,000            $100,000

     IPC Re's statutory net income for the years ended December 31, 1997, 1996 and 1995, was $101,504, $95,828 and $74,912, respectively.

     The Act limits the maximum amount of annual dividends or distributions paid by IPC Re to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPC Re to the Company at January 1, 1998 without such notification is approximately $131,287.

14.  PENSION PLAN:

     Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. IPC's contributions under the plan are fully funded, and amounted to approximately $453 and $109 in 1997 and 1996, respectively.

15.  TAXES:

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company and IPC Re have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  SUBSIDIARY FINANCIAL DATA:

     Summarized financial data of the subsidiary, IPC Re, is as follows:

                                           YEAR ENDED          YEAR ENDED          YEAR ENDED
                                        DECEMBER 31, 1997   DECEMBER 31, 1996   DECEMBER 31, 1995
                                        -----------------   -----------------   -----------------
Written premiums......................      $117,050            $111,569            $104,096
Premiums earned.......................       112,486             113,642             101,541
Investment income.....................        29,858              28,833              22,855
Realized gain (loss), net.............        (3,616)              3,871               2,973
Incurred losses.......................       (14,708)            (32,732)            (36,657)
Acquisition costs.....................       (13,487)            (11,849)            (10,315)
General & admin. expenses and exchange
  gain (loss), net....................        (8,790)             (6,024)             (4,597)
                                            --------            --------            --------
Net Income............................      $101,743            $ 95,741            $ 75,800
                                            ========            ========            ========
Loss ratio............................          13.1%               28.8%               36.1%
Expense ratio (excluding exchange gain
  (loss), net)........................          18.4%               15.9%               15.9%
Combined ratio........................          31.5%               44.7%               52.0%

                                                       DECEMBER 31, 1997   DECEMBER 31, 1996
                                                       -----------------   -----------------
Cash & investments...................................      $538,287            $503,265
Reinsurance balances receivable......................        27,735              25,687
Other assets.........................................        19,739              19,810
                                                           --------            --------
Total Assets.........................................      $585,761            $548,762
                                                           ========            ========
Unearned premiums....................................      $ 26,462            $ 21,898
Reserves for losses..................................        27,590              28,483
Other liabilities....................................         2,546               1,533
                                                           --------            --------
Total Liabilities....................................        56,598              51,914
                                                           --------            --------
Common stock.........................................       250,000             250,000
Additional paid-in capital...........................        49,500              49,500
Unrealized gain (loss), net on investments...........         9,476              (3,898)
Retained earnings....................................       220,187             201,246
                                                           --------            --------
Total Liabilities and Shareholder's Equity...........      $585,761            $548,762
                                                           ========            ========

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  UNAUDITED QUARTERLY FINANCIAL DATA:

                                                      QUARTER     QUARTER      QUARTER     QUARTER
                                                       ENDED       ENDED        ENDED       ENDED
                                                     MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                       1997         1997        1997         1997
                                                     ---------    --------    ---------    --------
Premiums written...................................   $71,415     $18,159      $21,721     $ 5,755
Premiums earned....................................    28,407      27,321       28,559      28,199
Net investment income..............................     7,602       8,001        7,091       7,189
Realized gains (losses), net.......................      (322)     (1,854)      (1,314)       (126)
Losses and loss adjustment expenses................     2,464       2,718        2,857       6,669
Net income.........................................    27,512      25,528       25,534      21,746
Net income per common share -- basic...............   $  1.10     $  1.02      $  1.02     $  0.87
Net income per common share -- diluted.............   $  1.05     $  0.97      $  0.96     $  0.82

                                                      QUARTER     QUARTER      QUARTER     QUARTER
                                                       ENDED       ENDED        ENDED       ENDED
                                                     MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                       1996         1996        1996         1996
                                                     ---------    --------    ---------    --------
Premiums written...................................   $61,808     $18,742      $22,467     $ 8,552
Premiums earned....................................    27,833      27,743       28,883      29,183
Net investment income..............................     6,726       7,146        7,414       7,597
Realized gains (losses), net.......................     3,503        (875)        (358)      1,601
Losses and loss adjustment expenses................     6,634       3,568       12,086      10,444
Net income.........................................    27,044      23,181       19,241      23,099
Net income per common share -- basic...............   $  1.08     $  0.93      $  0.77     $  0.92
Net income per common share -- diluted.............   $  1.03     $  0.89      $  0.74     $  0.88