Form 10-K, Exhibit 13
period 1998-12-31
IPC HOLDINGS LTD
filed 1999-03-23
CIK 909815

                                                                    EXHIBIT 13.1

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. (the "Company"). References to "IPC" mean the Company together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPC Re Services Limited. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, for the year ended December 31, 1998.

GENERAL

     IPC commenced operations in July 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included herein are not necessarily indicative of the financial condition or results of operations of IPC in the future.

     Premiums written include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums written by IPCRe each year are for contracts which have effective dates in January, about 16% in April, about 17% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

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

     The volatility of property catastrophe reinsurance has been clearly demonstrated by events in 1997 and 1998. In 1997, there were very few events of a catastrophic nature, resulting in few claims being made on IPCRe. Conversely, 1998 was a year of many catastrophic events in many parts of the world, including Hurricane Georges, (estimated insured losses in excess of U.S.$ 4 billion), the tornadoes and hailstorm which struck Minnesota and five nearby states ("Cat.#51" -- $1.4 billion) and Typhoon Vicki which struck Japan ($2.0 billion).

     Over the last few years, the supply of reinsurance in absence of major catastrophe has resulted in downward pressure on pricing. For the following January renewal cycles, premium rates declined by an average of 15% in 1997, 15% in 1998 and 10% in 1999. If and while reinsurance capacity does not diminish, the Company expects further downward pressure on rates for property catastrophe reinsurance during the remainder of 1999.

RESULTS OF OPERATIONS

  Years Ended December 31, 1998, 1997 and 1996

     In the twelve months ended December 31, 1998, IPCRe wrote premiums of $111.3 million, compared to $117.1 million and $111.6 million written in the years ended December 31, 1997 and 1996, respectively. These writings included reinstatement premiums of $6.3 million, $2.5 million and $4.9 million, respectively. In 1998, IPCRe had increased participation and additional business from existing clients, and selectively wrote business for new clients. Also in 1998, reinstatement premiums from increased claim activity helped boost writings. These increases were more than offset by rate reductions in the period, generally in the range of 15%, but as high as 20% in some cases, which reflected general market conditions. In addition, IPCRe decided not to renew some contracts, and premium writings were also affected by declining exchange rates in Pacific Rim countries. In 1997, new business included $4.1 million of written premiums from the California Earthquake Authority ("CEA") for a 24 month non-cancellable policy.

     Premiums earned were $120.1 million, $112.5 million and $113.6 million in the years ended December 31, 1998, 1997 and 1996, respectively, representing changes of 6.8% and (0.1%). Earned premiums changed disproportionately to written premiums, primarily because some programs were written in 1997 which had policy periods greater than twelve months (including the CEA). Excluding reinstatement premiums, which are fully earned when written, premiums earned increased by 1.1% from $108.7 million in the year ended December 31, 1996 to $110.0 million in the year ended December 31, 1997, and by a further 3.4% to $113.8 million in 1998.

     Net investment income for 1998 increased by 0.6% from $29.9 million in the year ended December 31, 1997 to $30.1 million. During 1997, net investment income had increased 3.5% from $28.9 million from the year ended December 31, 1996, to $29.9 million. These amounts are net of investment expenses, primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"), the Company's original sponsor, and holder of 24.4% of the Company's Common Shares. (See Note 8 to the Consolidated Financial Statements.) These fees totaled $1.4 million, $1.4 million and $1.3 million in the years ended December 31, 1998, 1997 and 1996, respectively. The increases in net investment income resulted from a higher average investment asset base, which increased 10.0% from $473.7 million during 1996 to $521.3 million during 1997 and a further 9.2% to $569.4 million during 1998. These increases were offset in part by lower average yields in the years ended December 31, 1998 and 1997, respectively of approximately 5.3% and 5.7%, compared to the average yield of 6.2% in the year ended December 31, 1996. The reduction in average yields was partially due to the effect of changes made to the structure of the Company's investment portfolio in June, 1997. These changes have been employed to effect the reduction of volatility in the value of the portfolio. At December 31, 1998 the portfolio consisted of high quality, fixed maturity investments, and shares of stock in all the companies which comprise the S.& P. 500.

     Net realized gains and losses from the sale of investments were a $7.0 million gain for the year ended December 31, 1998, compared to a $3.6 million loss and a $3.9 million gain for the years ended December 31, 1997 and 1996, respectively. Net gains and losses generally fluctuate from period to period, depending on the securities sold, as recommended by the Company's investment advisor. Net unrealized gains on the Company's investment portfolio (see Note 3 to the Consolidated Financial Statements) were $30.9 million at December 31, 1998, compared to $9.5 million at December 31, 1997, and net unrealized losses of $3.9 million at December 31, 1996. This increase in value was primarily the result of the restructuring of the investment portfolio noted above, as well as minor changes in intermediate term interest rates during 1997 and 1998.

     Losses and loss adjustment expenses incurred were $61.5 million, $14.7 million and $32.7 million in the years ended December 31, 1998, 1997 and 1996, respectively. There was a significant increase in the level of catastrophic events during 1998, compared to the low level of losses during 1997, where catastrophe associated insured losses were the lowest for over ten years in the United States. During 1998, there were icestorms in the U.S. and Canada in January, floods in the U.K. in April, various windstorms in the U.S. in May and June, including Cat.#51, Hurricanes Bonnie, Georges and Mitch, typhoons which struck both Korea and Japan, a cyclone which struck India, and the failure of two satellites. Of IPCRe's total incurred losses in 1998, $24.0 million related to Hurricane Georges. Of the 1996 amount, $12.0 million related to Hurricane Fran. Other losses for all three years came from various other natural and man-made disasters, as well as development of claims for current and prior year marine and aviation business. Loss payments during the years ended December 31, 1998, 1997 and 1996 were $37.4 million, $15.2 million and $28.9 million, respectively. IPC's loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 1998 was 51.2%, compared to 13.1% in 1997 and 28.8% in 1996.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of ceded premiums. Acquisition costs incurred were $17.0 million, $13.5 million and $11.8 million for the years ended December 31, 1998, 1997 and 1996, respectively, after deferring those costs related to the unearned portion of premiums written. These represent increases of 25.8% during 1998, and 13.8% during 1997, respectively. The increase in 1998 is due, in part, to the increase in earned premiums. In addition, certain contracts have been written with profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. This has resulted in increases in the level of acquisition costs as a percentage of premiums earned in both 1997 and 1998.

     General and administrative expenses were $10.7 million, $8.7 million and $9.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $3.0 million in 1998, and $2.8 million in each of 1997 and 1996. In 1998, general and administrative expenses included the upfront cost and ongoing fees in respect of IPCRe's $300.0 million standby credit facility, increased legal fees in respect of a one-time project, and increased data processing costs relating to the implementation of new computer software. In 1996, general and administrative costs included $1.6 million in connection with the Company's unsuccessful bid to purchase Tempest Reinsurance Company Limited, another Bermuda-based catastrophe reinsurer, and $0.5 million additional expenses related to the Company's initial public offering (included in the first quarter of 1996). The Company's expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 23.0%, 19.7% and 19.2% for the years ended December 31, 1998, 1997 and 1996, respectively.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                         1998     1997     1996
                                                         -----    -----    -----
Loss and loss expense ratio............................  51.2%    13.1%    28.8%
Expense ratio..........................................  23.0%    19.7%    19.2%
Combined ratio.........................................  74.2%    32.8%    48.0%

     Net income for the years ended December 31, 1998, 1997 and 1996 was $67.7 million, $100.3 million and $92.6 million, respectively. Excluding the effects of realized gains and losses arising from the sale of investments, net operating income was $60.7 million, $103.9 million and $88.7 million for the years ended December 31, 1998, 1997 and 1996, respectively. Net operating income amounts are equivalent to $2.29, $3.92 and $3.40 per Common Share, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is a holding company that conducts no reinsurance operations of its own. During 1997, the Company incorporated a subsidiary in the United Kingdom called IPC Re Services, Limited, which carries out a representative function in Europe on behalf of IPCRe. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which will underwrite selected reinsurance business in Europe. The Company's cash flows are limited to distributions from IPCRe by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility. Under Bermuda law, IPCRe may not in any financial year pay any dividends which would exceed 25% of its statutory capital and surplus at the prior year end, unless it has filed with the Bermuda Registrar of Companies an affidavit stating that the declaration of those dividends has not caused the Company to fail to meet its solvency margin and minimum liquidity ratio. In addition, IPCRe is prohibited from declaring or paying any dividend during any financial year if it would cause IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 1999 was approximately $141 million.

     IPCRe has obtained a five-year, $300 million revolving credit facility with a syndicate of lenders led by the First National Bank of Chicago. The credit facility limits the amount of dividends that may be paid by IPCRe to the Company to the lesser of i) IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, and ii) IPCRe's positive consolidated net income for the four fiscal quarters then ending over the aggregate amount of all dividends and distributions paid during the same period.

     IPC's sources of funds consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, general and administrative expenses and dividends. IPC generated cash flows from operations of $84.8 million, $108.5 million and $90.1 million in the years ended December 31, 1998, 1997 and 1996 respectively. These amounts represent the excess of premiums collected and investment earnings realized, over losses, loss adjustment expenses and underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, all cash flows not required for operating purposes or payment of dividends have been invested by IPC. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 1998 and 1997 were $37.4 million and $15.2 million, respectively.

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

     The establishment of appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent IPC's estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses) and these estimates are regularly reviewed and updated, using the most current information available to management. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever IPCRe determines that any existing loss reserves are inadequate, IPCRe is required to increase its loss reserves with a corresponding reduction, which could be material, in IPC's operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could have a material adverse effect on IPC's financial condition or results of operations in any particular period.

     With the exception of cash holdings, IPC's funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also equities comprising the S&P 500. IPCRe does not hedge its investment portfolio against interest rate risk. Accordingly, an increase in interest rates may result in losses, both realized and unrealized, on IPCRe's investments (see "Market Risk Disclosure" below).

     The Company has adopted Statement of Financial Accounting Standard No. 115 to account for its marketable securities. As of December 31, 1998 all of the Company's investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as a separate component of shareholders' equity. At December 31, 1998 and 1997, shareholders' equity had increased to $566.0 million and $528.3 million, respectively.

     At December 31, 1998, 90.0% of IPCRe's fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At December 31, 1998 the portfolio had an average life of 3.1 years and an average modified duration of 2.7 years.

     IPC's functional currency is the U.S. dollar. IPC's operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of IPC's business are denominated in currencies of other countries, principally industrial countries. Consequently, IPC may, from time to time, experience currency exchange gains and losses that could affect its financial position and results of operations. The Company currently does not - and as a practical matter cannot - hedge its U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs (after which it may match such liability with assets denominated in the same currency, which it has done on one occasion, or purchase a currency hedge, although to date it has not done so). Such exposure could be substantial. IPC also has not hedged its non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. IPC's practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments are infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 1998, IPC had no forward contract hedges outstanding.

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

     IPCRe is not a licensed insurer in the United States and therefore, under the terms of most of its contracts in the United States, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, such security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $20 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20 million. At December 31, 1998, 1997 and 1996, there were outstanding letters of credit of $12.4 million, $7.2 million and $11.5 million, respectively.

     To further enhance liquidity, in July 1998, IPCRe entered into the revolving credit facility described above. The facility contains certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay, and certain investment restrictions. No amounts have been drawn under this facility. Management believes that this facility, and the relatively high quality of its investment portfolio, provides sufficient liquidity to meet IPC's cash demands.

     Neither the Company nor IPCRe or subsidiaries thereof have any material commitment for capital expenditures.

MARKET RISK DISCLOSURE

     The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest and foreign currency exchange rates and equity prices.

     Measuring potential losses in fair values has recently become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

     IPCRe believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

     IPCRe, through AIG Global Investment Corp. (Ireland) Limited, a subsidiary of AIG, has commissioned a VaR analysis to estimate the maximum potential loss of fair value for each segment of market risk, prepared by an independent analyst. In this analysis, financial instrument assets include cash, bonds and equities. The various sources of market risk addressed in the analysis were interest rate or yield curve risk, equity or stock risk, and currency or exchange risk.

     The independent analyst calculated the VaR with respect to the net fair value of its financial instrument assets as of December 31, 1998. This calculation used the variance-covariance (delta-normal) methodology. The calculation used daily historical interest and foreign currency exchange rates and equity prices in the two years ended December 31, 1998. The VaR model estimated the volatility of each of these rates and equity prices and the correlation among them. For interest rates, the yield curve was constructed using eleven separate points on the curve to model possible curve movements. Thus, the VaR measured the sensitivity of the asset portfolio to each of the aforementioned market risk exposures. These sensitivities were then applied to a database which contained both historical ranges of movements in all market factors and the correlations among them. The results were aggregated to provide a single amount that depicts the maximum potential loss in fair value at a confidence level of 95 percent for a time period of one month. At December 31, 1998 the VaR of IPCRe's investment portfolio was approximately $12.5 million.

     The following table presents the VaR of each component of market risk of IPCRe's investment portfolio at December 31, 1998:

MARKET RISK........................................  $  (000)
Currency...........................................        0
Interest Rate......................................    5,724
Equity.............................................   10,330
                                                     -------
Sum of Risk........................................   16,054
Diversification Benefit............................   (3,571)
                                                     -------
TOTAL NET RISK.....................................   12,483
                                                     =======

     IPCRe's balances receivable from reinsurance contracts it has written, are exposed to the risk of loss of fair value resulting from adverse fluctuations in foreign currency exchange rates. Management does not believe that the amount of such currency risk is material to IPCRe's financial position or results of operations, at December 31, 1998.

YEAR 2000 READINESS DISCLOSURE STATEMENT

     Certain computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize the century in which a particular year occurs and may, for example, treat "00" as being the year 1900, instead of the year 2000. These computer programs may be used in software applications or may be embedded in microprocessors used to control the operation of computer hardware and other devices. If not corrected, many computer programs could fail or create erroneous results. This problem is commonly known as the "Y2K", "Millennium Bug" and/or "Year 2000" issue and systems and equipment which use computer programs and microprocessors that do not have this problem are generally referred to as being "compliant".

  IPC's Critical Systems

     IPC believes that all of its critical systems, including its hardware and software, are currently compliant. IPC's critical systems include those used in assessing underwriting risk, recording policy details, processing related premium and claims transactions and communicating with brokers who produce the business. Following minor remedial work to some computer hardware and the upgrading of some software, a test programme was undertaken on these systems and the results were completed by September 30, 1998 and subjected to audit by technology consultants provided through American International Group, Inc. ("AIG"). Accordingly, while there can be no assurance that these systems will be free from failure, IPC believes that any failure will not result in material adverse impact on IPC's results of operations or financial condition.

  Third Party Dependencies

     IPC's Y2K compliance programme also includes a review of third party dependencies, which includes non-information technology areas, including office equipment, power supply, telecommunications and building infrastructure.

  Administrative Services

     IPC's day-to-day administrative services, including the provision of non-information technology, are performed by American International Company, Limited ("AICL"), a wholly-owned subsidiary of AIG, pursuant to an administrative services agreement (the "Administrative Services Agreement"). Services and facilities provided pursuant to the Administrative Services Agreement include legal and accounting services, office space in Bermuda, the use of office equipment, electronic data services and other services required by IPC in the ordinary course of business. IPC and AICL have worked jointly to ensure compliance of systems used in the processing of IPC's business and this work was successfully completed by September 30, 1998.

     In addition, AICL is monitoring progress towards compliance by significant third parties from whom IPC receives non-information technology services, such as the suppliers of electric power and local and long-distance telephone services. In the event that such third parties are unable to achieve compliance, AICL has developed contingency plans, for example, independent power supply, which are designed to mitigate the effects of a failure on the part of such third parties to supply services.

     Accordingly, while there can be no assurance that these systems will be free from failure, IPC believes that any failure will not result in material adverse impact on IPC's results of operations or financial condition.

  Other Third Parties

     As of December 31, 1998, IPC has contacted other third parties, such as brokers and depository institutions, with whom IPC currently has a relationship which, in IPC's judgement, involves material Y2K compliance concerns, in order to establish their degree of compliance and/or their plans to become compliant prior to December 31, 1999. Among other things, IPC's brokers collect, and maintain records of, premiums and claims and, as such, make payments into IPC's depository institutions. Prior to June 30, 1999, IPC intends to develop contingency plans to mitigate the effects of the failure of such third party systems on IPC's business operations. There can be no assurance that the systems of such third parties will be timely converted, that IPC will be able to develop satisfactory contingency plans or that failure of such systems in any event would not have a material adverse effect on IPC's results of operations or financial condition.

  Costs

     The costs incurred by IPC up to December 31, 1998 in effecting Y2K compliance of its own systems are nominal and it is not anticipated that the future costs of IPC's Year 2000 evaluation and compliance implementation will be material. In addition, AICL is responsible for the cost of compliance of the administrative services it supplies to IPC. Therefore, assuming compliance has been achieved as aforesaid, it is not anticipated that the total costs incurred in relation to the Y2K issue will have a material adverse effect on IPC's results of operations.

  Policy Risks

     The extent of worldwide property damage (whether insured or uninsured) which could result from failure or malfunction of non-compliant systems is not known. Many of the insurance markets around the world in which IPC's clients operate have not established a clear position on whether to include or exclude Y2K risk in policies available in those markets. Although Y2K exclusion clauses have been produced by some individual companies and some insurance and reinsurance industry associations, to date they have not been applied in a uniform manner. The Y2K issue is unique. Therefore, notwithstanding the presence or absence of an exclusion of the Y2K risk in insurance or reinsurance policies, in the general absence of legal precedent, courts may determine, on a case-by-case basis, that coverage exists for property damage resulting from failure or malfunction of non-compliant systems.

     IPCRe is principally an excess of loss property catastrophe reinsurer. Currently, IPCRe's reinsurance policies do not specifically include Y2K as a covered event and IPCRe currently does not intend to provide specific coverage for losses arising from Y2K events. However, in the future, it is possible that market forces could oblige IPCRe to provide such coverage, or that certain of IPCRe's policies could be held to cover such losses. IPC carefully monitors the terms of policy renewals with respect to the extent that they oblige IPC to provide such coverage and, with respect to the January 1, 1999 renewals, declined certain business. If, regardless of IPCRe's intent not to provide specific coverage for losses arising from Y2K events and IPCRe's actions to avoid obligations to provide such coverage, if IPCRe is obliged to provide such coverage or its policies are held to cover such losses, there can be no assurance that such losses would not have a material adverse effect on IPCRe's future results of operations or financial condition, commencing in the year 2000.

EFFECTS OF INFLATION

     IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. Levels of inflation also affect investment returns. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and shareholders of IPC Holdings, Ltd.:

     We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN & CO.

Hamilton, Bermuda
February 5, 1999

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                                1998        1997
                                                              --------    --------
ASSETS:
Fixed maturity investments:
  Available for sale, at fair market value (Amortized cost
     1998: $478,806; 1997: $439,517)........................  $484,863    $442,328
Equity investments, available for sale (Cost 1998: $69,268;
  1997: $80,020)............................................    94,152      86,685
Cash and cash equivalents...................................    20,966       9,746
Reinsurance balances receivable.............................    20,747      27,723
Funds held by reinsured companies...........................     2,434          12
Accrued investment income...................................    14,752      14,374
Deferred acquisition costs..................................     2,048       2,593
Prepaid expenses and other assets...........................     3,129       1,558
                                                              --------    --------
          Total assets......................................  $643,091    $585,019
                                                              ========    ========
LIABILITIES:
Reserve for losses and loss adjustment expenses.............  $ 52,226    $ 27,590
Unearned premiums...........................................    17,602      26,462
Accounts payable and accrued liabilities....................     7,311       2,674
                                                              --------    --------
          Total liabilities.................................    77,139      56,726
                                                              --------    --------
SHAREHOLDERS' EQUITY:
Share capital -- 1998: 25,033,902 shares outstanding, par
value $0.01
                 1997: 25,017,603 shares outstanding, par
value $0.01.................................................       250         250
Additional paid-in capital..................................   299,833     299,533
Retained earnings...........................................   234,928     219,034
Accumulated other comprehensive income......................    30,941       9,476
                                                              --------    --------
          Total shareholders' equity........................   565,952     528,293
                                                              --------    --------
          Total liabilities and shareholders' equity........  $643,091    $585,019
                                                              ========    ========

          See accompanying notes to consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1998 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                            1998          1997          1996
                                                         ----------    ----------    ----------
REVENUES:
Premiums written.......................................  $  111,265    $  117,050    $  111,569
Change in unearned premiums............................       8,860        (4,564)        2,073
                                                         ----------    ----------    ----------
Premiums earned........................................     120,125       112,486       113,642
Net investment income..................................      30,053        29,883        28,883
Realized gains (losses), net on investments............       7,014        (3,616)        3,871
                                                         ----------    ----------    ----------
          Total revenues...............................     157,192       138,753       146,396
                                                         ----------    ----------    ----------
EXPENSES:
Losses and loss adjustment expenses....................      61,459        14,708        32,732
Acquisition costs......................................      16,968        13,487        11,849
General and administrative expenses....................      10,680         8,676         9,934
Exchange loss (gain), net..............................         371         1,562          (684)
                                                         ----------    ----------    ----------
          Total expenses...............................      89,478        38,433        53,831
                                                         ----------    ----------    ----------
NET INCOME.............................................  $   67,714    $  100,320    $   92,565
                                                         ==========    ==========    ==========

Basic net income per common share......................       $2.71         $4.01         $3.70
Diluted net income per common share....................       $2.55         $3.79         $3.55

Weighted average number of common shares -- basic......  25,031,211    25,010,060    25,000,000
Weighted average number of common shares -- diluted....  26,547,062    26,492,401    26,080,744

          See accompanying notes to consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1998 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

                                                               1998        1997        1996
                                                             --------    --------    --------
COMMON SHARES PAR VALUE $0.01
  Balance, beginning of year...............................  $    250    $    250    $    200
  Effect of the Exchange: 1,000 shares to 25,000,000
     shares................................................        --          --          50
  Additional shares issued.................................        --          --          --
                                                             --------    --------    --------
  Balance, end of year.....................................  $    250    $    250    $    250
                                                             --------    --------    --------

ADDITIONAL PAID-IN CAPITAL:
  Balance, beginning of year...............................  $299,533    $299,267    $299,317
  Effect of the Exchange: 1,000 shares to 25,000,000
     shares................................................        --          --         (50)
  Additional paid-in capital on shares issued..............       300         266          --
                                                             --------    --------    --------
  Balance, end of year.....................................  $299,833    $299,533    $299,267
                                                             --------    --------    --------

RETAINED EARNINGS:
  Balance, beginning of year...............................  $219,034    $200,516    $130,264
  Net income...............................................    67,714     100,320      92,565
  Dividends paid...........................................   (51,820)    (81,802)    (22,313)
                                                             --------    --------    --------
  Balance, end of year.....................................  $234,928    $219,034    $200,516
                                                             --------    --------    --------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Balance, beginning of year...............................  $  9,476    $ (3,898)   $  4,511
  Change in comprehensive income...........................    21,465      13,374      (8,409)
                                                             --------    --------    --------
  Balance, end of year.....................................  $ 30,941    $  9,476    $ (3,898)
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1998
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                            1998         1997         1996
                                                          ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $  67,714    $ 100,320    $  92,565
Adjustments to reconcile net income to cash provided by
  operating activities:
  Amortization of investment premium, net...............        542        1,787        3,485
  Realized (gains) losses, net on investments...........     (7,014)       3,616       (3,871)
  Changes in, net:
     Reinsurance balances receivable....................      6,976       (2,036)        (236)
     Funds held by reinsured companies..................     (2,422)         (12)          --
     Accrued investment income..........................       (378)         641       (2,663)
     Deferred acquisition costs.........................        545         (239)          87
     Prepaid expenses and other assets..................     (1,571)        (379)        (257)
     Reserve for losses and loss adjustment expenses....     24,636         (893)       3,766
     Unearned premiums..................................     (8,860)       4,564       (2,073)
     Accounts payable and accrued liabilities...........      4,637        1,109         (703)
                                                          ---------    ---------    ---------
                                                             84,805      108,478       90,100
                                                          ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equity investments.........................     (3,633)     (80,228)          --
Proceeds from sales of equity investments...............     17,804          239           --
Purchases of fixed maturity investments:
  Available for sale....................................   (335,087)    (372,612)    (350,757)
  Held to maturity......................................         --      (17,815)     (34,006)
Proceeds from sales of fixed maturity investments:
  Available for sale....................................    264,325      363,939      309,664
  Held to maturity......................................         --           --           --
Proceeds from maturities of fixed maturity investments:
  Available for sale....................................     34,526       41,734           --
  Held to maturity......................................         --       23,750       13,000
                                                          ---------    ---------    ---------
                                                            (22,065)     (40,993)     (62,099)
                                                          ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Additional share capital................................        300          266           --
Cash dividends paid to shareholders.....................    (51,820)     (81,802)     (22,313)
                                                          ---------    ---------    ---------
                                                            (51,520)     (81,536)     (22,313)
                                                          ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents....     11,220      (14,051)       5,688
Cash and cash equivalents, beginning of year............      9,746       23,797       18,109
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of year..................  $  20,966    $   9,746    $  23,797
                                                          =========    =========    =========

          See accompanying notes to consolidated financial statements

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1998 AND DECEMBER 31, 1997
 (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT FOR PER SHARE AMOUNTS)

1.  GENERAL:

     IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd. ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 46% of premiums written in 1998 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia/New Zealand.

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

     On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business in Europe.

2.  SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

  a) Principles of consolidation:

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, and IPC Re Services Limited (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

  b) Premiums and acquisition costs:

     Premiums written are recorded at the policy inception date and are based on information received from ceding companies. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES
provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

  g) Net income per common share:

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options granted to a shareholder of the Company were considered common stock equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. Stock options granted to employees on February 15, 1996, July 25, 1996, January 2, 1997 and January 2, 1998, as discussed in Note 6, were also considered common stock equivalents for the purpose of calculating diluted net income per common share.

  h) Stock incentive compensation plan:

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

  i) Comprehensive income:

     In June, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Comprehensive Income" ("SFAS 130"), which is effective for financial statements issued for periods beginning after December 15, 1997. SFAS 130 requires the disclosure of all components of comprehensive income, including net income and other comprehensive income. For the three years ended December 31, 1998, 1997, and 1996 respectively, comprehensive income is calculated as follows:

                                                  YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                1998        1997       1996
                                               -------    --------    -------
Net income...................................  $67,714    $100,320    $92,565
Other comprehensive income
  Holding gains/(losses), net on investments
     during period...........................   28,479       9,758     (4,538)
  Reclassification adjustment for
     (gains)/losses included in net income...   (7,014)      3,616     (3,871)
                                               -------    --------    -------
                                                21,465      13,374     (8,409)
                                               -------    --------    -------
Comprehensive income.........................  $89,179    $113,694    $84,156
                                               =======    ========    =======

  j) Accounting For Derivatives:

     The Financial Accounting Standards Board has also recently issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is effective for periods beginning after June 15, 1999. Management does not expect the impact of the adoption of SFAS 133 on the Company's financial position or results of operations to be material.

  k) Deposit Accounting:

     In October, 1998 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Accounting for Insurance and Reinsurance Contracts that do not Transfer Insurance Risk", which is effective for fiscal years beginning after June 15, 1999. IPCRe does not currently write or cede business which would be affected by this Statement.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

3.  INVESTMENTS:

     a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 1998 and December 31, 1997 are as follows:

                                           COST OR       GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                            COST         GAINS         LOSSES       VALUE
                                          ---------    ----------    ----------    --------
DECEMBER 31, 1998
U.S. Government and government
  agencies..............................  $110,946      $   730       $  (466)     $111,210
Other governments.......................   123,446        1,851           (57)      125,240
Corporate...............................   197,316        3,328            --       200,644
Supranational entities..................    47,098          671            --        47,769
                                          --------      -------       -------      --------
                                          $478,806      $ 6,580       $  (523)     $484,863
                                          ========      =======       =======      ========
Equity investments......................  $ 69,268      $28,196       $(3,312)     $ 94,152
                                          ========      =======       =======      ========
DECEMBER 31, 1997
U.S. Government and government
  agencies..............................  $ 32,980      $   249       $    --      $ 33,229
Other governments.......................   125,037          939          (196)      125,780
Corporate...............................   227,395        1,549          (169)      228,775
Supranational entities..................    54,105          439            --        54,544
                                          --------      -------       -------      --------
                                          $439,517      $ 3,176       $  (365)     $442,328
                                          ========      =======       =======      ========
Equity investments......................  $ 80,020      $ 9,136       $(2,471)     $ 86,685
                                          ========      =======       =======      ========

     b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 1998 are as follows:

                                                         AMORTIZED     MARKET
                                                           COST        VALUE
                                                         ---------    --------
Due in one year or less................................  $ 79,022     $ 79,473
Due after one year through five years..................   339,320      344,160
Due after five years through ten years.................    60,464       61,230
                                                         --------     --------
                                                         $478,806     $484,863
                                                         ========     ========

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

     c) Pledged assets:

        In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by a bank at the request of IPCRe.

        Under an agreement effective September 20, 1994, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $20,000. As of December 31, 1998 and 1997 the bank had outstanding letters of credit of $12,424 and $7,200, respectively.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     d) Net investment income:

                                                         1998       1997       1996
                                                        -------    -------    -------
Interest on fixed maturity investments................  $30,256    $30,816    $32,216
Interest on cash and cash equivalents.................      781      1,860      1,409
Net amortization of premium on investments............     (542)    (1,787)    (3,485)
                                                        -------    -------    -------
                                                         30,495     30,889     30,140
Net dividend income from equities.....................      980        428         --
Less: investment expenses.............................   (1,422)    (1,434)    (1,257)
                                                        -------    -------    -------
Net investment income.................................  $30,053    $29,883    $28,883
                                                        =======    =======    =======

     e) Proceeds from sales of available for sale securities for the years ended December 31, 1998, 1997 and 1996 were $282,129, $364,178 and $309,664, respectively. Components of realized gains and losses are summarized in the following table:

                                                               1998      1997       1996
                                                              ------    -------    -------
Fixed maturity investments:
  Gross realized gains......................................  $4,002    $   277    $ 6,078
  Gross realized losses.....................................    (407)    (3,925)    (2,207)
                                                              ------    -------    -------
  Net realized gains/(losses)...............................   3,595     (3,648)     3,871
                                                              ------    -------    -------
Equity investments:
  Gross realized gains......................................   3,753         41         --
  Gross realized losses.....................................    (334)        (9)        --
                                                              ------    -------    -------
  Net realized gains/(losses)...............................   3,419         32         --
                                                              ------    -------    -------
Total net realized gains/(losses)...........................  $7,014    $(3,616)   $ 3,871
                                                              ======    =======    =======

Changes in net unrealized gains (losses) were $21,465, $13,374, and $(8,409), respectively, for the years ended December 31, 1998, 1997 and 1996.

     f) The following table summarizes the composition of the fair value of all cash and fixed maturity investments by rating:

                                                     DECEMBER 31,    DECEMBER 31,
                                                         1998            1997
                                                     ------------    ------------
Cash and cash equivalents..........................       4.2%            2.2%
U.S. Government and government agencies............      22.0%            7.3%
AAA................................................      21.6%           44.6%
AA.................................................      42.2%           38.1%
A..................................................      10.0%            7.8%
                                                        -----           -----
                                                        100.0%          100.0%
                                                        =====           =====

The primary rating source is Moody's Investors Services Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used.

     g) In June 1997, the Company purchased shares of stock in all of the companies which comprise the Standard & Poor's 500 Index ("S & P 500"). The number of shares of stock purchased is such that their weighting within the Company's portfolio matches the weighting of each stock within the index.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

     As of June 30, 1997, the Company reclassified its entire "held to maturity" investment portfolio as "available for sale". The securities transferred had a market value of $221,720, an amortized cost of $222,237, and an unrealized loss of $517, on the date of transfer.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 1998 and December 31, 1997:

                                           DECEMBER 31, 1998       DECEMBER 31, 1997
                                          --------------------    --------------------
                                          CARRYING      FAIR      CARRYING      FAIR
                                           VALUE       VALUE       VALUE       VALUE
                                          --------    --------    --------    --------
Cash and cash equivalents...............  $ 20,966    $ 20,966    $  9,746    $  9,746
Fixed maturity investments..............   484,863     484,863     442,328     442,328
Equity investments......................    94,152      94,152      86,685      86,685

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

     The authorized share capital of the Company as of December 31, 1998 and December 31, 1997 consisted of the following:

                                                                 SHARES                 ADDITIONAL
                                                 AUTHORIZED    ISSUED AND     SHARE      PAID-IN
                                                   SHARES      FULLY PAID    CAPITAL     CAPITAL
                                                 ----------    ----------    -------    ----------
DECEMBER 31, 1998
Voting common shares, par value U.S. $0.01
  each.........................................  75,000,000    25,033,932     $250       $299,833
Preferred shares, par value U.S. $0.01 each....  25,000,000            --       --             --

DECEMBER 31, 1997
Voting common shares, par value U.S. $0.01
  each.........................................  75,000,000    25,017,603     $250       $299,533
Preferred shares, par value U.S. $0.01 each....  25,000,000            --       --             --

     There are various restrictions on the ability of certain shareholders to dispose of their shares.

     In March, June, September and December 1998, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.3175, per share to holders of its common shares. In addition, in March 1998, the Company paid a special dividend of $0.80 per share to holders of its common shares.

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

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

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

     On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. On January 2, 1997 the Company granted options to acquire 38,500 shares to officers and management employees at an exercise price of $22.50 per common share which equaled the opening market price on that day. On January 2, 1998 the Company granted options to acquire 51,500 shares to officers and management employees at an exercise price of $32.1875 per common share which equaled the opening market price on that day. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

     The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25 is not material for the years ended December 31, 1998, 1997 and 1996.

     A summary of the status of the Company's stock option plan as of December 31, 1998, 1997 and 1996 and changes during the years then ended is presented in the table and narrative below:

                                          1998                    1997                    1996
                                  ---------------------   ---------------------   ---------------------
                                  NUMBER OF    EXERCISE   NUMBER OF    EXERCISE   NUMBER OF    EXERCISE
                                   SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                  ---------    --------   ---------    --------   ---------    --------
Outstanding, beginning of
  year..........................    90,767     $  18.87     80,624      $16.54          --          --
Granted.........................    51,500     $32.1875     38,500      $22.50      85,249      $16.54
Exercised.......................    16,329     $  18.36     20,153      $16.54          --          --
Forfeited.......................        --                   8,204      $18.72       4,625      $16.54
Expired.........................        --                      --          --          --          --
Outstanding, end of year........   125,938     $  24.38     90,767      $18.87      80,624      $16.54
Exercisable, end of year........    10,969     $  18.65         --          --          --          --
Weighted average fair value of
  options granted (per share)...  $  11.73                 $  7.01                 $  7.16

     The remaining weighted average contractual life of the options outstanding as of December 31, 1998 is 8.11 years. The fair value of options granted on January 2, 1998 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 5.63%; an expected dividend yield of 3.945%; an expected life of 7 years; and an expected volatility of 45%.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

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

7.  NET INCOME PER COMMON SHARE:

     A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                              DECEMBER 31, 1998                   DECEMBER 31, 1997                  DECEMBER 31, 1996
                       --------------------------------   ---------------------------------   --------------------------------
                                               AMOUNT                              AMOUNT                             AMOUNT
                       INCOME      SHARES     PER SHARE    INCOME      SHARES     PER SHARE   INCOME      SHARES     PER SHARE
                       -------   ----------   ---------   --------   ----------   ---------   -------   ----------   ---------
Basic EPS............  $67,714   25,031,211     $2.71     $100,320   25,010,060     $4.01     $92,565   25,000,000     $3.70
Effect of Dilutive
  Options............       --    1,515,851                     --    1,482,341                    --    1,080,744
Diluted EPS..........  $67,714   26,547,062     $2.55     $100,320   26,492,401     $3.79     $92,565   26,080,744     $3.55

8.  RELATED PARTY TRANSACTIONS:

     In addition to the share purchase options discussed in Note 6, IPC has entered into the following transactions and agreements with companies affiliated with AIG:

  a) Administrative services:

     The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an affiliate of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an affiliate of AIG, under which AIMS provides administrative services for an annual fee of approximately $38 per annum.

  b) Investment management services:

     IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an affiliate of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. IPCRe has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

                                                           ANNUAL FEE
PORTFOLIO BALANCE                                        IN BASIS POINTS
-----------------                                        ---------------
Up to $100,000.........................................        35
Excess of $100,000 through $200,000....................        25
Excess of $200,000.....................................        15

These fees are included in net investment income in the accompanying consolidated statements of income.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

  c) Investment custodian services:

     IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an affiliate of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days' written notice.

     The following amounts were incurred for services provided by affiliates of
AIG:

                                                               INVESTMENT   INVESTMENT
                                              ADMINISTRATIVE   MANAGEMENT   CUSTODIAN
                                                 SERVICES       SERVICES     SERVICES
                                              --------------   ----------   ----------
Year ended December 31, 1998................      $3,012         $1,075        $347
Year ended December 31, 1997................       2,812          1,121         313
Year ended December 31, 1996................       2,816          1,017         240

     The following amounts were payable as of the balance sheet date to affiliates of AIG:

December 31, 1998...................................  $1,689
December 31, 1997...................................     758

  d) Related Party Business:

     IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $9,858, $11,359 and $9,628, respectively, for the years ended December 31, 1998, 1997 and 1996. IPCRe also assumed premiums from its subsidiary, IPCRe Europe Limited following its incorporation in September, 1998. Premiums assumed were $394 for the year ended December 31, 1998. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $6,080, $7,903 and $19,429, respectively, for the years ended December 31, 1998, 1997 and 1996. Brokerage fees and commissions incurred in respect of this business were approximately $601, $790 and $1,943, respectively, for the years ended December 31, 1998, 1997 and 1996. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 1998 and December 31, 1997 were $3,653 and $4,418, respectively.

  e)A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of IPC. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

9.  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES:

     Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                                 1998       1997       1996
                                                -------    -------    -------
Balance, beginning of year....................  $27,590    $28,483    $24,717
Losses incurred related to:
  Current year................................   55,815     15,368     32,192
  Prior years.................................    5,644       (660)       540
                                                -------    -------    -------
          Total incurred......................   61,459     14,708     32,732
                                                -------    -------    -------
Paid losses related to:
  Current year................................  (22,256)    (1,658)   (15,670)
  Prior years.................................  (15,100)   (13,531)   (13,274)
                                                -------    -------    -------
          Total paid losses...................  (37,356)   (15,189)   (28,944)
                                                -------    -------    -------
Effect of foreign exchange movements..........      533       (412)       (22)
                                                -------    -------    -------
Balance, end of year..........................  $52,226    $27,590    $28,483
                                                =======    =======    =======

     Losses incurred in the year ended December 31, 1998 in respect of prior years included late reported losses in respect of a number of per risk treaties, including events in Brazil and Malaysia, claim development for Marine business, offset by some reductions to previously reported claims from some per risk treaties.

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

     An independent firm of actuaries has reviewed the Company's loss reserves.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

10. WRITTEN PREMIUM BY GEOGRAPHIC REGION:

     Financial information relating to reinsurance premiums written by geographic region is as follows:

                                   DECEMBER 31, 1998    DECEMBER 31, 1997    DECEMBER 31, 1996
                                   ------------------   ------------------   ------------------
                                   PREMIUMS             PREMIUMS             PREMIUMS
                                    WRITTEN      %       WRITTEN      %       WRITTEN      %
                                   ---------   ------   ---------   ------   ---------   ------
Geographic Area(1)
  United States..................  $ 50,796     45.7%   $ 54,200     46.3%   $ 51,641     46.3%
  Worldwide(2)...................    14,050     12.6%     16,141     13.8%     20,044     18.0%
  Worldwide (excluding the
     U.S.)(3)....................     3,513      3.2%      2,497      2.1%      2,429      2.2%
  United Kingdom.................    13,533     12.2%     12,392     10.6%     11,403     10.2%
  Europe (excluding the U.K.)....    10,022      9.0%     11,232      9.6%      6,523      5.8%
  Japan..........................     4,139      3.7%      2,794      2.4%      5,088      4.6%
  Australia/New Zealand..........     8,589      7.7%      9,433      8.1%      6,308      5.6%
  Other..........................     6,623      5.9%      8,361      7.1%      8,133      7.3%
                                   --------    -----    --------    -----    --------    -----
                                   $111,265    100.0%   $117,050    100.0%   $111,569    100.0%
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

11. CONCENTRATION AND CREDIT RISK:

     As of December 31, 1998 and December 31, 1997, IPC held U.S. Treasury notes which represented approximately 13% and 6%, respectively, of shareholders' equity.

     Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

     A single broker accounted for approximately 25%, 22% and 19%, respectively, of total premiums written for the years ended December 31, 1998, 1997 and 1996. Five brokers accounted for approximately 71%, 68% and 48%, respectively, of total premiums written for the years ended December 31, 1998, 1997 and 1996.

12. COMMITMENTS AND CONTINGENCIES:

     Since July 1995, IPCRe has entered into forward foreign exchange contracts for purposes of hedging its investment portfolio. The fair value of forward foreign exchange contracts represents the estimated cost to the Company as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets being hedged. Net gains resulting from such forward foreign exchange contracts during the years ended December 31, 1998, 1997 and 1996 were $0, $849 and $597, respectively, and are included in realized gains (losses), net in the accompanying consolidated statements of income. As of December 31, 1998 IPCRe had no forward foreign exchange contracts outstanding. IPCRe may also enter into forward contracts to manage the exposures relating to known reinsurance losses denominated in foreign currencies. No such contracts have been entered into to date.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

13. CREDIT FACILITY:

     In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 1998 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility

14. STATUTORY CAPITAL AND SURPLUS:

     IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May, 1995, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

                                             DECEMBER 31, 1998    DECEMBER 31, 1997
                                             -----------------    -----------------
Actual statutory capital and surplus.......      $563,122             $525,841
Minimum statutory capital and surplus......      $100,000             $100,000

     IPCRe's statutory net income for the years ended December 31, 1998, 1997 and 1996, was $69,083, $101,504 and $95,828, respectively.

     The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 1999 without such notification is approximately $140,780.

15. PENSION PLAN:

     Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC's contributions under the various plans are fully funded, and amounted to approximately $98, $80 and $183 in 1998, 1997 and 1996, respectively.

16. TAXES:

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company and IPCRe have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     IPC does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to United States income taxes.

     IPC Re Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 1998 and 1997 is not material to the consolidated financial statements.

     IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 1998 is not material to the consolidated financial statements.

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

17. EXCHANGE GAINS & LOSSES:

     The exchange gain or loss in the accompanying consolidated statements of income comprises the net effect of realized and unrealized exchange gains and losses. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities as of the balance sheet dates. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and the actual amounts received or paid during the year.

18. UNAUDITED QUARTERLY FINANCIAL DATA:

                                                      QUARTER     QUARTER      QUARTER     QUARTER
                                                       ENDED       ENDED        ENDED       ENDED
                                                     MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                       1998         1998        1998         1998
                                                     ---------    --------    ---------    --------
Premiums written...................................   $72,173     $18,398      $15,671     $ 5,023
Premiums earned....................................    28,944      31,264       29,427      30,490
Net investment income..............................     7,262       7,450        7,726       7,615
Realized gains (losses), net.......................     2,604       1,084          342       2,984
Losses and loss adjustment expenses................     4,125      10,332       18,922      28,080
Net income.........................................    28,792      22,156       11,061       5,705
Net income per common share -- basic...............   $  1.15     $  0.89      $  0.44     $  0.23
Net income per common share -- diluted.............   $  1.08     $  0.83      $  0.42     $  0.22

                                                      QUARTER     QUARTER      QUARTER     QUARTER
                                                       ENDED       ENDED        ENDED       ENDED
                                                     MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                       1997         1997        1997         1997
                                                     ---------    --------    ---------    --------
Premiums written...................................   $71,415     $18,159      $21,721     $ 5,755
Premiums earned....................................    28,407      27,321       28,559      28,199
Net investment income..............................     7,602       8,001        7,091       7,189
Realized gains (losses), net.......................      (322)     (1,854)      (1,314)       (126)
Losses and loss adjustment expenses................     2,464       2,718        2,857       6,669
Net income.........................................    27,512      25,528       25,534      21,746
Net income per common share -- basic...............   $  1.10     $  1.02      $  1.02     $  0.87
Net income per common share -- diluted.............   $  1.05     $  0.97      $  0.96     $  0.82

                      IPC HOLDINGS, LTD. AND SUBSIDIARIES

19. SUBSIDIARY FINANCIAL DATA:

     Summarized consolidated financial data of the subsidiary, IPCRe, is as follows:

                                       YEAR ENDED           YEAR ENDED           YEAR ENDED
                                    DECEMBER 31, 1998    DECEMBER 31, 1997    DECEMBER 31, 1996
                                    -----------------    -----------------    -----------------
Written premiums..................      $111,265             $117,050             $111,569
Premiums earned...................       120,125              112,486              113,642
Investment income.................        30,038               29,858               28,833
Realized gain (loss), net.........         7,014               (3,616)               3,871
Incurred losses...................       (61,459)             (14,708)             (32,732)
Acquisition costs.................       (16,968)             (13,487)             (11,849)
General & admin. expenses and
  exchange gain (loss), net.......       (10,220)              (8,790)              (6,024)
                                        --------             --------             --------
Net Income........................      $ 68,530             $101,743             $ 95,741
                                        ========             ========             ========
Loss ratio........................          51.2%                13.1%                28.8%
Expense ratio (excluding exchange
  gain (loss), net)...............          22.3%                18.4%                16.3%
Combined ratio....................          73.5%                31.5%                45.1%

                                    DECEMBER 31, 1998    DECEMBER 31, 1997
                                    -----------------    -----------------
Cash & investments................      $599,872             $538,287
Reinsurance balances receivable...        20,746               27,723
Other assets......................        23,356               19,751
                                        --------             --------
Total Assets......................      $643,974             $585,761
                                        ========             ========
Unearned premiums.................      $ 17,602             $ 26,462
Reserves for losses...............        52,226               27,590
Other liabilities.................         7,438                2,546
                                        --------             --------
Total Liabilities.................        77,266               56,598
                                        --------             --------
Common stock......................       250,000              250,000
Additional paid-in capital........        49,500               49,500
Retained earnings.................       236,267              220,187
Accumulated other comprehensive
  income..........................        30,941                9,476
                                        --------             --------
Total Liabilities and
  Shareholder's Equity............      $643,974             $585,761
                                        ========             ========