Form 10-K, Exhibit 13
period 1999-12-31
IPC HOLDINGS LTD
filed 2000-03-24
CIK 909815

                                                                    EXHIBIT 13.1

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to "we", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPCRe Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes, for the year ended December 31, 1999.

GENERAL

         We commenced operations in July 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

         In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums we write each year are for contracts which have effective dates in January, about 15% in April, about 15% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

         Property catastrophe reinsurers tend to experience significant fluctuations in operating results because of, among other factors, competition, frequency of occurrence or severity of catastrophic events, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets or improve their future earnings by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders' investment (also known as "policyholders' surplus" in mutual companies), increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced and expect to continue to experience, the effects of both types of cyclicality.

         Events from 1996 to 1999 demonstrate the volatility of catastrophe reinsurance business. In 1996 and 1997, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998 and 1999 in many parts of the world, including Hurricane Georges (estimated industry-wide insured losses in excess of U.S.$4 billion), a hailstorm which struck Sydney, Australia (U.S.$1.6 billion), Hurricane Floyd (U.S.$2.2 billion) and windstorms that struck several parts of Europe in December, 1999 ( in excess of U.S.$6 billion).

         From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewals, because of the increased levels of claim activity, premium rates were at a similar level to 1999, with some contracts having small rate increases, while others had minor decreases. If there are no major catastrophes in the remainder of 2000, we expect further downward pressure on rates for property catastrophe reinsurance in 2001.

RESULTS OF OPERATIONS

         YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

         In the twelve months ended December 31, 1999, IPCRe wrote gross premiums of $97.2 million, compared to $111.3 million and $117.1 million written in the years ended December 31, 1998 and 1997, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $9.8 million, $6.3 million and $2.5 million, for the years ended December 31, 1999, 1998 and 1997, respectively. In addition, in 1999 IPCRe had increased participation and additional business from existing clients, and selectively wrote business for new clients. These increases, however, were more than offset by rate reductions during the same period. Reflecting general market conditions, these rate reductions were generally in the range of 10%, but in some cases were as high as 15%. In addition, IPCRe decided not to renew some contracts with unsatisfactory rates or terms.

         Our written premiums were further affected in 1999 by cessions of premiums to a proportional reinsurance facility, which became effective January 1, 1999. (See Note 5 to the Consolidated Financial Statements - "Ceded Reinsurance"). During 1999, premiums ceded to this facility were $3.8 million, reducing net premium writings for the year to $93.3 million, 16.1% less than our written premiums for 1998.

         Premiums earned were $95.0 million, $120.1 million and $112.5 million in the years ended December 31, 1999, 1998 and 1997, respectively, representing changes of (20.9)% and 6.8%. Earned premiums declined as a result of the decrease in written premiums, but also changed disproportionately to written premiums, primarily because some contracts written in 1999 had policy periods greater than twelve months. Excluding reinstatement premiums, which are fully earned when written, net premiums earned increased by 3.4% from $110.0 million in the year ended December 31, 1997 to $113.8 million in the year ended December 31, 1998, and then declined 25.2% to $85.1 million in 1999.

         Net investment income for 1999 increased to $30.3 million from $30.1 million in the year ended December 31, 1998, which was up from $29.9 million from the year ended December 31, 1997. These amounts are net of investment expenses, primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG") . (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions"). These fees totaled $1.6 million, $1.4 million and $1.4 million in the years ended December 31, 1999, 1998 and 1997, respectively. The increases in net investment income resulted from a higher average investment asset base, which increased 9.2% from $521.3 million during 1997 to $569.4 million during 1998 and a further 4.9% to $597.4 million during 1999. These increases were offset in part by lower average yields of approximately 5.1% and 5.3% in the years ended December 31, 1999 and 1998, respectively, compared to the average yield of 5.7% in the year ended December 31, 1997. The reduction in average yields was partially due to the effect of changes made to the structure of the Company's investment portfolio in June, 1997. These changes were made to reduce the volatility in the value of the portfolio. At December 31, 1999 the portfolio consisted of high quality, fixed maturity investments, and shares of stock in the companies which comprise the S & P 500.

         With respect to net realized gains and losses from the sale of investments, we had a $30.4 million gain for the year ended December 31, 1999, compared to a $7.0 million gain and a $3.6 million loss for the years ended December 31, 1998 and 1997, respectively. In May, 1999, we realized substantial gains from the sale, and subsequent repurchase, of our equity portfolio. Net gains and losses generally fluctuate from period to period, depending on the securities sold, as recommended by our investment advisor. Net unrealized losses on our investment portfolio (see Note 3 to the Consolidated Financial Statements
- "Investments") were $(5.4) million at December 31, 1999, compared to net unrealized gains of $30.9 million at December 31, 1998, and $9.5 million at December 31, 1997. The reductions in value in 1999 were primarily the result of increases in intermediate term interest rates, offset by the restructuring of the investment portfolio noted above, which had also contributed to the significant increase in value of the portfolio in 1998.

         Losses and loss adjustment expenses incurred were $129.4 million, $61.5 million and $14.7 million in the years ended December 31, 1999, 1998 and 1997, respectively. The level of catastrophic events around the world significantly increased during 1999 and 1998, compared to the low level of events during 1997, when catastrophe associated insured losses were the lowest for over ten years in the United States.

During 1999, significant catastrophes included:

     -    The explosion at the Rouge Industries steel mill in Michigan in March;

     - An April hailstorm in Sydney which caused a record amount of insured losses for Australia;

     - Record-breaking losses from tornadoes in the mid-Western United States in May;

     -    Earthquakes in Turkey and Taiwan;

     -    Various hurricanes, most notably Hurricane Floyd in September;

     -    Typhoon Bart in Japan in late September;

     -    Windstorm Anatol in Scandinavia in December; and

     - The worst windstorms in about 400 years to hit France and other parts of western Europe.

In 1998, catastrophic events included:

-    Icestorms in the U.S. and Canada in January;

-    Floods in the U.K. in April;

-    Various windstorms in the U.S. in May and June, including Cat.#51;

-    Hurricanes Bonnie, Georges and Mitch;

-    Typhoons which struck both Korea and Japan;

-    A cyclone which struck India; and

-    Two satellite failures.

         Of our net incurred losses in 1999, $35 million related to the Sydney hailstorm, $35 million to the European windstorms in December, and $11 million to Hurricane Floyd. In 1998, $24.0 million related to Hurricane Georges. Other losses for all three years resulted from various other natural and man-made disasters, as well as from the development of claims from current and prior year marine and aviation business. Loss payments during the years ended December 31, 1999, 1998 and 1997 were $74.3 million, $37.4 million and $15.2 million, respectively. Our loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 1999 was 136.2%, compared to 51.2% in 1998 and 13.1% in 1997.

         Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. Acquisition costs incurred were $13.0 million, $17.0 million and $13.5 million for the years ended December 31, 1999, 1998 and 1997, respectively, after deferring those costs related to the unearned portion of premiums written. These represent a decrease of 23.2% during 1999, and an increase of 25.8% during 1998, respectively. The changes are due, primarily, to the changes in earned premiums. In addition, certain contracts contain profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. These contracts also contributed to the changes in the levels of acquisition costs as a percentage of premiums earned in both 1999 and 1998.

         General and administrative expenses were $9.6 million, $10.7 million and $8.7 million for the years ended December 31, 1999, 1998 and 1997, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $2.5 million, $3.0 million and $2.8 million for the years ended 1999, 1998 and 1997 respectively. In 1999, those costs which were at a lower level than 1998 included: travel, legal fees, data processing, and credit facility fees. In 1998, general and administrative expenses included the upfront cost and ongoing fees in respect of IPCRe's $300.0 million standby credit facility, increased legal fees in respect of a one-time project, increased data processing costs relating to the implementation of new computer software, and the cost of a research project involving the U.K. Meteorological Office. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 23.9%, 23.0% and 19.7% for the years ended December 31, 1999, 1998 and 1997, respectively. The expense ratio increased, even though actual expenses declined, because net earned premiums were significantly lower.

         The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 1999, 1998 and 1997, respectively:

                                              Year ended December 31,
                                        ------------------------------------
                                         1999           1998           1997
                                        ------         ------         ------
     Loss and loss expense ratio         136.2%          51.2%          13.1%
     Expense ratio                        23.9%          23.0%          19.7%
     Combined ratio                      160.1%          74.2%          32.8%

         Net income for the years ended December 31, 1999, 1998 and 1997 was $3.2 million, $67.7 million and $100.3 million, respectively. Excluding the effects of realized gains and losses arising from the sale of investments, the net operating loss was $(27.1) million for the year ended December 31, 1999, compared to net operating income of $60.7 and $103.9 million for the years ended December 31, 1998 and 1997, respectively. Net operating (loss) income amounts are equivalent to $(1.04), $2.29 and $3.92 per common share, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

         IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1997, IPC Holdings incorporated a subsidiary in the United Kingdom called IPCRe Services Limited, which carried out a representative function in Europe on behalf of IPCRe. IPCRe Services ceased trading in January, 2000. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business in Europe. IPC Holdings' cash flows are limited to distributions from IPCRe by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility.

         Under Bermuda law, IPCRe may not in any financial year pay any dividends greater than 25% of its statutory capital and surplus at the prior year end, unless it has filed an affidavit with the Bermuda Registrar of Companies stating that the declaration of those dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. In addition, IPCRe is prohibited from declaring or paying any dividend during any financial year if it would cause IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2000 was approximately $126 million.

         IPCRe maintains a five-year, $300 million revolving credit facility with a syndicate of lenders led by Bank One N.A. (formerly the First National Bank of Chicago). The credit facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) IPCRe's positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility, in order to pay dividends in September and December, 1999.

         Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated cash flows from operations of $28.7 million, $84.8 million and $108.5 million in the years ended December 31, 1999, 1998 and 1997 respectively. These amounts represent the excess of premiums collected and investment earnings realized, over losses, loss adjustment expenses and underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 1999 and 1998 were $74.3 million and $37.4 million, respectively.

         Under U.S. generally accepted accounting principles, we are not permitted to establish loss reserves with respect to property catastrophe reinsurance until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

         Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

         With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also equities comprising the S & P 500. We do not hedge our investment portfolio against interest rate risk. Accordingly, an increase in interest rates may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

         We have adopted Statement of Financial Accounting Standard No. 115 to account for our marketable securities. As of December 31, 1999 all of our investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders' investment. At December 31, 1999 and 1998, shareholders' investment was $504.9 million and $566.0 million, respectively.

         At December 31, 1999, 90.7% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At December 31, 1999 the portfolio had an average life of 2.8 years and an average modified duration of 2.2 years.

         Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. We currently do not - and as a practical matter cannot - hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on two occasions, or purchase a currency hedge, although we have not done so to date. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments are infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 1999, we had no forward contract hedges outstanding.

         Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio.

         IPCRe is not a licensed insurer in the United States and therefore, under the terms of most of its contracts with U.S.-based companies must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $27.5 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27.5 million. At December 31, 1999, 1998 and 1997, there were outstanding letters of credit of $23.8 million, $12.4 million and $7.2 million, respectively.

         To further enhance liquidity, in July 1998, IPCRe entered into the revolving credit facility described above. The facility contains certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay and certain investment restrictions. No amounts have been drawn under this facility. We believe that this facility, and the relatively high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

         Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest and foreign currency exchange rates and equity prices.

         Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk ("VaR"). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

         We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

         IPCRe, through AIG Global Investment Corp. (Ireland) Limited, an indirect, wholly-owned subsidiary of AIG, has commissioned a VaR analysis to estimate the maximum potential loss of fair value for each segment of market risk, prepared by an independent analyst. In this analysis, financial instrument assets include cash, bonds and equities. The various sources of market risk addressed in the analysis were interest rate or yield curve risk, equity or stock risk, and currency or exchange risk.

         The independent analyst calculated the VaR with respect to the net fair value of IPCRe's financial instrument assets as of December 31, 1999. This calculation used the variance-covariance (delta-normal) methodology. The calculation used daily historical interest and foreign currency exchange rates and equity prices in the two year period ended December 31, 1999. The VaR model estimated the volatility of each of these rates and equity prices and the correlation among them. For interest rates, the yield curve was constructed using eleven separate points on the curve to model possible curve movements. Thus, the VaR measured the sensitivity of the asset portfolio to each of the aforementioned market risk exposures. These sensitivities were then applied to a database which contained both historical ranges of movements in all market factors and the correlations among them. The results were aggregated to provide a single amount that depicts the maximum potential loss in fair value at a confidence level of 95 percent for a time period of one month. At December 31, 1999 the VaR of IPCRe's investment portfolio was approximately $11.5 million.

         The following table presents the VaR of each component of market risk of IPCRe's investment portfolio at December 31, 1999:

                          MARKET RISK                   $   (000)
     Currency                                                283
     Interest Rate                                         6,930
     Equity                                                8,644
----------------------------------------------------------------
     Sum of Risk                                          15,857
     Diversification Benefit                              (4,358)
----------------------------------------------------------------
     TOTAL NET RISK                                       11,499
----------------------------------------------------------------

         IPCRe's balances receivable from reinsurance contracts it has written are also exposed to the risk of loss of fair value, resulting from adverse fluctuations in foreign currency exchange rates. We do not believe that the amount of such currency risk was material to IPCRe's financial position or results of operations at December 31, 1999.

YEAR 2000 ISSUE

         Certain computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize the century in which a particular year occurs and may, for example, treat "00" as being the year 1900, instead of the year 2000. These computer programs may be used in software applications or may be embedded in microprocessors used to control the operation of computer hardware and other devices. This problem is commonly known as the "Y2K", "Millennium Bug" and/or "Year 2000" issue. Systems and equipment which use computer programs and microprocessors that do not have this problem are generally referred to as being "compliant".

IPC's Critical Systems

         Based upon performance from January 1, 2000 to date, we believe that all of our critical systems, including hardware and software, are compliant. Our critical systems include those used in assessing underwriting risk, recording policy details, processing related premium and claims transactions and communicating with brokers who produce the business. Following minor remedial work to some computer hardware and the upgrading of some software, a test programme was performed on these systems. The testing was completed by September 30, 1998 and audited by technology consultants provided through AIG. Accordingly, while there can be no assurance that these systems will continue to be free from failure, we believe that any failure will not result in material additional costs or loss of income.

Third Party Dependencies

         Our Y2K compliance programme included a review of third party dependencies, which includes non-information technology areas, including office equipment, power supply, telecommunications and building infrastructure. To date, we have not encountered any material problems with third parties which resulted from lack of Y2K compliance.

Costs

         The costs we incurred up to December 31, 1999 in effecting Y2K compliance of our systems are nominal and we do not anticipate that the future costs of IPC's Year 2000 evaluation and compliance implementation will be material. In addition, American International Company, Limited ("AICL"), an indirect, wholly-owned subsidiary of AIG is responsible for the cost of compliance of the administrative services that it supplies to us. Therefore, it is not anticipated that the total costs incurred in relation to the Y2K issue will result in significant additions to our expenses.

Policy Risks

         The extent of worldwide property damage (whether insured or uninsured) that resulted from failure or malfunction of non-compliant systems is not known. Many of the insurance markets around the world in which our clients operate did not established a clear position on whether to include or exclude Y2K risk in policies available in those markets. Although Y2K exclusion clauses were produced by some individual companies and some insurance and reinsurance industry associations, to date they have not been applied in a uniform manner. The Y2K issue is unique. Therefore, notwithstanding the presence or absence of an exclusion of the Y2K risk in insurance or reinsurance policies, in the general absence of legal precedent, courts may determine, on a case-by-case basis, that coverage exists for property damage resulting from failure or malfunction of non-compliant systems.

         IPCRe is principally an excess of loss property catastrophe reinsurer. IPCRe's reinsurance policies did not specifically include Y2K as a covered event and IPCRe did not intend to provide specific coverage for losses arising from Y2K events. We carefully monitored the terms of policy renewals with respect to the extent that they oblige us to provide such coverage and, with respect to the January 1, 1999 renewals, we declined certain business. Regardless of IPCRe's intent not to provide specific coverage for losses arising from Y2K events and IPCRe's actions to avoid obligations to provide that coverage, if IPCRe is obliged to provide such coverage or its policies are held to cover those losses, there can be no assurance that those losses would not be significant or significantly reduce our shareholders' investment, commencing in the year 2000.

EFFECTS OF INFLATION

         IPCRe estimates the effect of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, IPCRe generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of IPCRe cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

SUBSEQUENT EVENT

         Because of the net loss of $22.7 million incurred in the fourth quarter of 1999, on February 15, 2000, IPC Holdings announced that the Board of Directors did not declare a quarterly dividend at its February meeting.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and Shareholders of IPC Holdings, Ltd.:


We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' investment and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



Hamilton, Bermuda
February 4, 2000

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998
(Expressed in thousands of United States dollars except for per share amounts)

                                                                                          1999              1998
                                                                                       ---------         ---------
ASSETS:
    Fixed maturity investments:
       Available for sale, at fair market value (Amortized cost 1999: $501,424;
          1998: $478,806)                                                              $ 487,826         $ 484,863
    Equity investments, available for sale (Cost 1999: $70,699; 1998: $69,268)            78,859            94,152
    Cash and cash equivalents                                                             28,069            20,966
    Reinsurance balances receivable                                                       21,460            20,747
    Funds held by reinsured companies                                                        -               2,434
    Deferred premiums ceded                                                                  384               -
    Loss reserves recoverable                                                              4,585               -
    Accrued investment income                                                             13,689            14,752
    Deferred acquisition costs                                                             1,980             2,048
    Prepaid expenses and other assets                                                      4,090             3,129
                                                                                       ---------         ---------
                                                                                       $ 640,942         $ 643,091
                                                                                       =========         =========

LIABILITIES:
    Reserve for losses and loss adjustment expenses                                    $ 111,441         $  52,226
    Unearned premiums                                                                     16,364            17,602
    Reinsurance balances payable                                                           1,190               -
    Deferred commissions                                                                      33               -
    Accounts payable and accrued liabilities                                               6,983             7,311
                                                                                       ---------         ---------
                                                                                         136,011            77,139
                                                                                       ---------         ---------

SHAREHOLDERS' INVESTMENT:
    Share capital - 1999: 25,033,932 shares outstanding, par value $0.01;
       1998: 25,033,932 shares outstanding, par value $0.01                                  250               250
    Additional paid-in capital                                                           299,833           299,833
    Retained earnings                                                                    210,286           234,928
    Accumulated other comprehensive (loss) income                                         (5,438)           30,941
                                                                                       ---------         ---------
                                                                                         504,931           565,952
                                                                                       ---------         ---------
                                                                                       $ 640,942         $ 643,091
                                                                                       =========         =========


APPROVED BY THE BOARD:

________________________ Director


________________________ Director

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999 (Expressed in thousands of United States dollars except for per share amounts)

                                                              1999                 1998                1997
                                                          ------------         ------------        ------------
REVENUES:
    Gross premiums written                                $     97,162         $    111,265        $    117,050
    Premiums ceded                                              (3,816)                 -                   -
                                                          ------------         ------------        ------------
    Net premiums written                                        93,346              111,265             117,050
    Change in unearned premiums                                  1,621                8,860              (4,564)
                                                          ------------         ------------        ------------
    Premiums earned                                             94,967              120,125             112,486
    Net investment income                                       30,327               30,053              29,883
    Realized gains (losses), net on investments                 30,355                7,014              (3,616)
                                                          ------------         ------------        ------------

                                                               155,649              157,192             138,753
                                                          ------------         ------------        ------------

EXPENSES:
    Losses and loss adjustment expenses                        129,362               61,459              14,708
    Acquisition costs                                           13,028               16,968              13,487
    General and administrative expenses                          9,641               10,680               8,676
    Exchange loss, net                                             411                  371               1,562
                                                          ------------         ------------        ------------

                                                               152,442               89,478              38,433
                                                          ------------         ------------        ------------

NET INCOME                                                $      3,207         $     67,714        $    100,320
                                                          ============         ============        ============

Basic net income per common share                         $       0.13         $       2.71        $       4.01
Diluted net income per common share                       $       0.12         $       2.55        $       3.79

Weighted average number of common shares - basic            25,033,932           25,031,211          25,010,060
Weighted average number of common shares - diluted          25,988,116           26,547,062          26,492,401

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999 (Expressed in thousands of United States dollars)

                                                                        1999             1998             1997
                                                                      --------         --------         --------
NET INCOME                                                            $  3,207         $ 67,714         $100,320
                                                                      --------         --------         --------
OTHER COMPREHENSIVE (LOSS) INCOME:
    Holding (losses) gains, net on investments during period            (6,024)          28,479            9,758
    Reclassification adjustment for (gains) losses included in
       net income                                                      (30,355)          (7,014)           3,616
                                                                      --------         --------         --------
                                                                       (36,379)          21,465           13,374
                                                                      --------         --------         --------
COMPREHENSIVE (LOSS) INCOME                                           $(33,172)        $ 89,179         $113,694
                                                                      ========         ========         ========

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999 (Expressed in thousands of United States dollars except for per share amounts)

                                                          1999              1998              1997
                                                       ---------         ---------         ---------
COMMON SHARES PAR VALUE $0.01:
    Balance, beginning of year                         $     250         $     250         $     250
    Additional shares issued                                 -                 -                 -
                                                       ---------         ---------         ---------

    Balance, end of year                               $     250         $     250         $     250
                                                       =========         =========         =========

ADDITIONAL PAID-IN CAPITAL:
    Balance, beginning of year                         $ 299,833         $ 299,533         $ 299,267
    Additional paid-in capital on shares issued              -                 300               266
                                                       ---------         ---------         ---------

    Balance, end of year                               $ 299,833         $ 299,833         $ 299,533
                                                       =========         =========         =========

RETAINED EARNINGS:
    Balance, beginning of year                         $ 234,928         $ 219,034         $ 200,516
    Net income                                             3,207            67,714           100,320
    Dividends                                            (27,849)          (51,820)          (81,802)
                                                       ---------         ---------         ---------

    Balance, end of year                               $ 210,286         $ 234,928         $ 219,034
                                                       =========         =========         =========

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
    Balance, beginning of year                         $  30,941         $   9,476         $  (3,898)
    Other comprehensive (loss) income                    (36,379)           21,465            13,374
                                                       ---------         ---------         ---------

    Balance, end of year                               $  (5,438)        $  30,941         $   9,476
                                                       =========         =========         =========

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999 (Expressed in thousands of United States dollars)

                                                                      1999              1998              1997
                                                                   ---------         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                     $   3,207         $  67,714         $ 100,320
    Adjustments to reconcile net income to cash provided by
       operating activities:
       Amortization of investment premium, net                             9               542             1,787
       Realized (gains) losses, net on investments                   (30,355)           (7,014)            3,616
       Changes in, net:
          Reinsurance balances receivable                               (713)            6,976            (2,036)
          Funds held by reinsured companies                            2,434            (2,422)              (12)
          Deferred premiums ceded                                       (384)              -                 -
          Loss reserves recoverable                                   (4,585)              -                 -
          Accrued investment income                                    1,063              (378)              641
          Deferred acquisition costs                                      68               545              (239)
          Prepaid expenses and other assets                             (961)           (1,571)             (379)
          Reserve for losses and loss adjustment expenses             59,215            24,636              (893)
          Unearned premiums                                           (1,238)           (8,860)            4,564
          Reinsurance balances payable                                 1,190               -                 -
          Deferred commissions                                            33               -                 -
          Accounts payable and accrued liabilities                      (328)            4,637             1,109
                                                                   ---------         ---------         ---------

                                                                      28,655            84,805           108,478
                                                                   ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of equity investments                                  (81,908)           (3,633)          (80,228)
    Proceeds from sales of equity investments                        110,798            17,804               239
    Purchases of fixed maturity investments:
       Available for sale                                           (315,316)         (335,087)         (372,612)
       Held to maturity                                                  -                 -             (17,815)
    Proceeds from sales of fixed maturity investments:
       Available for sale                                            233,673           264,325           363,939
    Proceeds from maturities of fixed maturity investments:
       Available for sale                                             59,050            34,526            41,734
       Held to maturity                                                  -                 -              23,750
                                                                   ---------         ---------         ---------

                                                                       6,297           (22,065)          (40,993)
                                                                   ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Additional share capital                                             -                 300               266
    Cash dividends paid to shareholders                              (27,849)          (51,820)          (81,802)
                                                                   ---------         ---------         ---------
                                                                     (27,849)          (51,520)          (81,536)
                                                                   ---------         ---------         ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                       7,103            11,220           (14,051)
                                                                   ---------         ---------         ---------
CASH AND CASH EQUIVALENTS, beginning of year                          20,966             9,746            23,797
                                                                   ---------         ---------         ---------
CASH AND CASH EQUIVALENTS, end of year                             $  28,069         $  20,966         $   9,746
                                                                   =========         =========         =========

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
(Expressed in thousands of United States dollars except for per share amounts)


1.   GENERAL

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd.) ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 38% of premiums written in 1999 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia/New Zealand.

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

On June 27, 1997 the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary's purpose was to perform the same functions that were previously performed by the Company's representative office in London. IPCRe Services Limited ceased trading in January, 2000.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business in Europe.

2.   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a)   Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, and IPCRe Services Limited (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

b)   Premiums and acquisition costs

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

c)   Reserve for losses and loss adjustment expenses

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

d)   Investments

     IPC adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of December 31, 1993. Upon adopting SFAS 115, the Company classified its entire portfolio of investments as "available for sale". In July, 1994 the Company reclassified a portion of its investment portfolio as "held to maturity". In June, 1997 the Company reclassified its entire portfolio of "held to maturity" investments as "available for sale".

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

e)   Translation of foreign currencies

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

f)   Cash and cash equivalents

     Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

g)   Net income per common share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options granted to a shareholder of the Company were considered common stock equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. Stock options granted to employees on February 15, 1996, July 25, 1996, January 2, 1997, January 2, 1998, and January 4, 1999, as discussed in Note 7, were also considered common stock equivalents for the purpose of calculating diluted net income per common share.

h)   Stock incentive compensation plan

          The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

i)   Accounting For Derivatives

     The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standard No. 137 ("SFAS 137"), which is an amendment to Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"). SFAS 137 defers the effective date of SFAS 133 to periods beginning after June 15, 2000. Management does not expect the impact of the adoption of SFAS 137/133 on the Company's financial position or results to be material.

j)   Deposit Accounting

     In October, 1998 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Accounting for Insurance and Reinsurance Contracts that do not Transfer Insurance Risk", which is effective for fiscal years beginning after June 15, 1999. IPCRe does not currently write or cede business which would be affected by this Statement.

3.   INVESTMENTS

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 1999 and December 31, 1998 are as follows:

                                                         Cost or               Gross                Gross
                                                        Amortized           Unrealized            Unrealized           Market
     December 31, 1999                                     Cost                Gains                 Losses             Value
     -----------------                                  ---------            ---------             ---------          ---------
     U.S. Government and government agencies            $  84,901            $      15             $  (4,946)         $  79,970
     Other governments                                    133,913                    2                (2,278)           131,637
     Corporate                                            241,668                   92                (6,172)           235,588
     Supranational entities                                40,942                   15                  (326)            40,631
                                                        ---------            ---------             ---------          ---------
                                                        $ 501,424            $     124             $ (13,722)           487,826
                                                        =========            =========             =========          =========

     Equity investments                                 $  70,699            $  14,167             $  (6,007)         $  78,859
                                                        =========            =========             =========          =========


                                                         Cost or               Gross                Gross
                                                        Amortized           Unrealized            Unrealized           Market
     December 31, 1998                                    Cost                 Gains                 Losses             Value
     -----------------                                  ---------            ---------             ---------          ---------
     U.S. Government and government agencies            $ 110,946            $     730             $    (466)         $ 111,210
     Other governments                                    123,446                1,851                   (57)           125,240
     Corporate                                            197,316                3,328                   -              200,644
     Supranational entities                                47,098                  671                   -               47,769
                                                        ---------            ---------             ---------          ---------
                                                        $ 478,806            $   6,580             $    (523)         $ 484,863
                                                        =========            =========             =========          =========

     Equity investments                                 $  69,268            $  28,196             $  (3,312)         $  94,152
                                                        =========            =========             =========          =========

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 1999 are as follows:

                                                       Amortized            Market
                                                         Cost                Value
                                                       --------            --------
     Due in one year or less                           $ 56,463            $ 56,433
     Due after one year through five years              411,665             400,844
     Due after five years through ten years              33,296              30,549
                                                       --------            --------
                                                       $501,424            $487,826
                                                       ========            ========

     Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c)   Pledged assets

     In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by a bank at the request of IPCRe.

     Under an agreement effective September 20, 1994, amended in 1999, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27,500 (1998: $20,000). As of December 31, 1999 and 1998 the bank had outstanding letters of credit of $23,774 and $12,424, respectively.

d)   Net investment income

                                                             1999                 1998                 1997
                                                           --------             --------             --------
     Interest on fixed maturity investments                $ 29,315             $ 30,256             $ 30,816
     Interest on cash and cash equivalents                    1,844                  781                1,860
     Net amortization of premium on investments                   9                 (542)              (1,787)
                                                           --------             --------             --------
                                                             31,168               30,495               30,889
     Net dividend income from equities                          748                  980                  428
     Less: investment expenses                               (1,589)              (1,422)              (1,434)
                                                           --------             --------             --------

     Net investment income                                 $ 30,327             $ 30,053             $ 29,883
                                                           ========             ========             ========

e) Proceeds from sales of available for sale securities for the years ended December 31, 1999, 1998 and 1997 were $344,471, $282,129 and $364,178, respectively. Components of realized gains and losses are summarized in the following table:

                                                    1999                 1998                 1997
                                                  --------             --------             --------
     Fixed maturity investments:
        Gross realized gains                      $  1,021             $  4,002             $    277
        Gross realized losses                         (987)                (407)              (3,925)
                                                  --------             --------             --------
        Net realized gains/(losses)                     34                3,595               (3,648)
                                                  --------             --------             --------

     Equity investments:
        Gross realized gains                        33,604                3,753                   41
        Gross realized losses                       (3,283)                (334)                  (9)
                                                  --------             --------             --------
        Net realized gains                          30,321                3,419                   32
                                                  --------             --------             --------

     Total net realized gains/(losses)            $ 30,355             $  7,014             $ (3,616)
                                                  ========             ========             ========

     Changes in net unrealized (losses) gains were $(36,379), $21,465, and $13,374, respectively, for the years ended December 31, 1999, 1998 and 1997.

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

                                                       December 31,       December 31,
                                                          1999               1998
                                                        ------             ------
     Cash and cash equivalents                             5.4%               4.2%
     U.S. Government and government agencies              15.5%              22.0%
     AAA                                                  30.5%              21.6%
     AA                                                   39.3%              42.2%
     A                                                     9.3%              10.0%
                                                        ------             ------
                                                         100.0%             100.0%
                                                        ======             ======

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

4.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 1999 and December 31, 1998:

                                                 December 31, 1999                      December 31, 1998
                                           ----------------------------           -----------------------------
                                           Carrying              Fair             Carrying              Fair
                                             Value               Value              Value               Value
                                           --------            --------           ---------            --------
     Cash and cash equivalents             $ 28,069            $ 28,069            $ 20,966            $ 20,966
     Fixed maturity investments             487,826             487,826             484,863             484,863
     Equity investments                      78,859              78,859              94,152              94,152

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are disclosed in Note 3 and are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications.

5.   CEDED REINSURANCE

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. Business covered is property catastrophe business written by IPCRe, and provides coverage up to $50 million in each of at least 5 named zones, plus potentially other zones of IPCRe's choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia/New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage and an override commission. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis. Most reinsurers participating in the facility have ratings of AA or above, and the minimum rating is A. Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

Premiums ceded to the reinsurance facility for the year ended December 31, 1999 were $3,816 written, of which $3,432 were earned. Balances payable to the participants are displayed as reinsurance balances payable on the Balance Sheet.

6.   COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

The authorized share capital of the Company as of December 31, 1999 and December 31, 1998 consisted of the following:

                                                                                 Shares                              Additional
                                                             Authorized        Issued and           Share              Paid-in
                                                              Shares           Fully Paid          Capital             Capital
                                                            ----------         ----------        -----------        -------------
     Voting common shares, par value U.S. $0.01 each        75,000,000         25,033,932        $       250        $     299,833
     Preferred shares, par value U.S. $0.01 each            25,000,000                 -                  -                    -

There are various restrictions on the ability of certain shareholders to dispose of their shares.

In March, June, September and December 1999, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.16, per share to holders of its common shares.

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

7.   SHARE PURCHASE OPTIONS

In conjunction with the private placement offering discussed in Note 6, the Company granted to American International Group, Inc. ("AIG") an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (the "AIG Option"). The $12.7746 exercise price per share at the time of the private placement was equal to the price paid per share by all of the Company's shareholders, other than AIG (which paid $9.60 per share). Following consummation of the offering referred to in Note 1, the AIG Option is exercisable in certain circumstances, generally upon an offering of common stock subsequent to the initial public offering referred to in Note 1, upon amalgamation, merger, or sale of the assets of the Company or at certain dates between June 29, 2001 and June 23, 2003 provided that the book value per share on such dates is at least 175% of the exercise price.

The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (1998: 277,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. On January 2, 1997 the Company granted options to acquire 38,500 shares to officers and management employees at an exercise price of $22.50 per common share which equaled the opening market price on that day. On January 2, 1998 the Company granted options to acquire 51,500 shares to officers and management employees at an exercise price of $32.1875 per common share which equaled the opening market price on that day. On January 4, 1999 the Company granted options to acquire 61,875 shares to officers and management employees at an exercise price of $22.8125 per common share which equaled the opening market price on that day. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25 is not material for the years ended December 31, 1999, 1998 and 1997.

A summary of the status of the Company's stock option plan as of December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the table and narrative below:

                                                     1999                          1998                          1997
                                          -------------------------       ----------------------       ------------------------
                                          Number of        Exercise       Number of     Exercise       Number of       Exercise
                                           Shares           Price          Shares         Price          Shares          Price
                                          ---------        --------       ---------     --------       ---------       --------
     Outstanding, beginning of year        125,938        $  24.38         90,767        $  18.87        80,624        $  16.54
     Granted                                61,875        $22.8125         51,500        $32.1875        38,500        $  22.50
     Exercised                                  --              --         16,329        $  18.36        20,153        $  16.54
     Forfeited                                  --              --             --              --         8,204        $  18.72
     Expired                                    --              --             --              --            --              --
     Outstanding, end of year              187,813        $  23.87        125,938        $  24.38        90,767        $  18.87
     Exercisable, end of year               50,642        $  22.02         10,969        $  18.65            --              --

     Weighted average fair value of
     options granted (per share)          $   6.66                         $11.73                       $  7.01

The remaining weighted average contractual life of the options outstanding as of December 31, 1999 is 7.73 years.

The fair value of options granted on January 4, 1999 was estimated using the Black-Scholes option pricing model, using an assumed risk-free rate of interest of 4.62%; an expected dividend yield of 5.567%; an expected life of 7 years; and an expected volatility of 45%.

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

8.   NET INCOME PER COMMON SHARE

A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                                                                                Amount
                                              Income            Shares         per Share
                                              ------------------------         ---------
          December 31, 1999
          -----------------
          Basic EPS                         $    3,207        25,033,932        $   0.13
          Effect of Dilutive Options                             954,184
          Diluted EPS                       $    3,207        25,988,116        $   0.12

          December 31, 1998
          -----------------

          Basic EPS                         $   67,714        25,031,211        $   2.71
          Effect of Dilutive Options                           1,515,851
          Diluted EPS                       $   67,714        26,547,062        $   2.55

          December 31, 1997
          -----------------

          Basic EPS                         $  100,320        25,010,060        $   4.01
          Effect of Dilutive Options                           1,482,341
          Diluted EPS                       $  100,320        26,492,401        $   3.79

9.   RELATED PARTY TRANSACTIONS

In addition to the share purchase options discussed in Note 7, IPC has entered into the following transactions and agreements with companies affiliated with
AIG:

a)   Administrative services

     The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $38 per annum. This agreement may be terminated by either party subject to three months' written notice.

b)   Investment management services

     IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited ("AIGGIC"), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days' written notice. IPCRe has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

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

c)   Investment custodian services

     IPCRe is party to an agreement with AIG Trust Services Limited ("AIGTS"), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days' written notice.

     The following amounts were incurred for services provided by wholly-owned subsidiaries of AIG:

                                                                  Investment       Investment
                                               Administrative     Management       Custodian
                                                 Services          Services         Services
                                                 --------          --------         --------
          Year ended December 31, 1999            $2,454            $1,219            $370
          Year ended December 31, 1998             3,012             1,075             347
          Year ended December 31, 1997             2,812             1,121             313

     The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

     December 31, 1999                       $   567
     December 31, 1998                         1,689

d)   Related Party Business

     IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $8,862, $9,858 and $11,359, respectively, for the years ended December 31, 1999, 1998 and 1997. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $4,870, $6,080 and $7,903, respectively, for the years ended December 31, 1999, 1998 and 1997. Brokerage fees and commissions incurred in respect of this business were approximately $467, $601 and $790, respectively, for the years ended December 31, 1999, 1998 and 1997. IPCRe ceded premiums to a company affiliated with a shareholder (see Note
     5). Premiums ceded were $382, $0 and $0, respectively, for the years ended December 31, 1999, 1998 and 1997. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 1999 and December 31, 1998 were $3,886 and $3,653, respectively. Reinsurance balances payable to related parties as of December 31, 1999 and 1998 were $119 and $0, respectively.

e) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of IPC. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10.  RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                                     1999                 1998                 1997
                                                  ---------             --------             --------
Balance, beginning of year                        $  52,226             $ 27,590             $ 28,483
                                                  ---------             --------             --------
Net losses incurred related to:
     Current year                                   116,322               55,815               15,368
     Prior years                                     13,040                5,644                 (660)
                                                  ---------             --------             --------
                                                    129,362               61,459               14,708
                                                  ---------             --------             --------

Net paid losses related to:
     Current year                                   (37,013)             (22,256)              (1,658)
     Prior years                                    (37,270)             (15,100)             (13,531)
                                                  ---------             --------             --------
                                                    (74,283)             (37,356)             (15,189)

Effect of foreign exchange movements                   (449)                 533                 (412)
                                                  ---------             --------             --------

Total net reserves, end of year                     106,856               52,226               27,590

Loss reserves recoverable, end of year                4,585                   --                   --
                                                  ---------             --------             --------

Gross loss reserves, end of year                  $ 111,441             $ 52,226             $ 27,590
                                                  =========             ========             ========

Losses incurred in the year ended December 31, 1999 in respect of prior years included increases related to Typhoon Vicki, the cyclone which struck Gujarat State in India, Cats# 47, 51, 54 and 56 in the United States, as well as Hurricanes Bonnie and Mitch. In addition, there were late reported claims from Italian crop-hail covers, a hailstorm which struck Brisbane, Australia and winter storms which struck Ireland, in December 1998.

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

An independent firm of actuaries has reviewed the Company's loss reserves.

11.  WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

                                           December 31, 1999           December 31, 1998          December 31, 1997
                                        ---------------------       ---------------------      ---------------------
                                          Premiums                  Premiums                   Premiums
                                          Written         %         Written          %          Written          %
                                        ---------------------       ---------------------      ---------------------
Geographic Area (1)
---------------
United States                           $  37,043       38.1%       $ 50,796        45.7%       $ 54,200       46.3%
Worldwide (2)                              14,570       15.0%         14,050        12.6%         16,141       13.8%
Worldwide
   (excluding the U.S.) (3)                 5,739        5.9%          3,513         3.2%          2,497        2.1%
United Kingdom                              9,684       10.0%         13,533        12.2%         12,392       10.6%
Europe (excluding the U.K.)                 9,748       10.0%         10,022         9.0%         11,232        9.6%
Japan                                       3,492        3.6%          4,139         3.7%          2,794        2.4%
Australia/New Zealand                       7,774        8.0%          8,589         7.7%          9,433        8.1%
Other                                       9,112        9.4%          6,623         5.9%          8,361        7.1%
                                        --------------------        --------------------        -------------------
                                        $  97,162      100.0%       $111,265       100.0%       $117,050      100.0%
                                        ====================        ====================        ===================

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12.  CONCENTRATION AND CREDIT RISK

As of December 31, 1999 and December 31, 1998, IPC held U.S. Treasury notes which represented approximately 8% and 13%, respectively, of shareholders' investment.

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

A single broker accounted for approximately 33%, 25% and 22%, respectively, of total premiums written for the years ended December 31, 1999, 1998 and 1997. Five brokers accounted for approximately 76%, 71% and 68%, respectively, of total premiums written for the years ended December 31, 1999, 1998 and 1997.

13.  COMMITMENTS AND CONTINGENCIES:

Since July 1995, IPCRe has entered into forward foreign exchange contracts for purposes of hedging its investment portfolio. The fair value of forward foreign exchange contracts represents the estimated cost to IPCRe as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets being hedged. Net gains resulting from such forward foreign exchange contracts during the years ended December 31, 1999, 1998 and 1997 were $0, $0 and $849, respectively, and are included in realized gains (losses), net in the accompanying consolidated statements of income. As of December 31, 1999 IPCRe had no forward foreign exchange contracts outstanding. IPCRe may also enter into forward contracts to manage the exposures relating to known reinsurance losses denominated in foreign currencies. No such contracts have been entered into to date.

14.  CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 1999 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility, other than one for which a waiver had been given by the participants.

15.  STATUTORY CAPITAL AND SURPLUS

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

                                             December 31, 1999        December 31, 1998
                                             -----------------        -----------------
Actual statutory capital and surplus             $502,709                  $563,122
Minimum statutory capital and surplus            $100,000                  $100,000

IPCRe's statutory net income for the years ended December 31, 1999, 1998 and 1997, was $4,018, $69,305 and $101,390, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2000 without such notification is approximately $125,677.

16.  PENSION PLAN

Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC contributions under the various plans are fully funded, and amounted to approximately $99, $98 and $80 in 1999, 1998 and 1997, respectively.

17.  TAXES

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

IPCRe Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 1999, 1998 and 1997 is not material to the consolidated financial statements.

IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 1999 and 1998 is not material to the consolidated financial statements.

18.  EXCHANGE GAINS & LOSSES

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

19.  UNAUDITED QUARTERLY FINANCIAL DATA

                                                 Quarter            Quarter           Quarter            Quarter
                                                  Ended              Ended             Ended               Ended
                                                 March 31,          June 30,          Sept. 30,           Dec. 31,
                                                   1999               1999               1999               1999
                                                 -------            -------            -------            --------
Gross premiums written                           $65,315            $18,384            $ 8,750            $  4,713
Net premiums earned                               23,778             26,932             21,299              22,958
Net investment income                              7,413              7,651              7,511               7,752
Realized gains (losses), net                       6,545             23,633                286                (109)
Losses and loss adjustment expenses               16,773             49,142             16,109              47,338
Net income                                        15,216              2,913              7,797             (22,719)
Net income per common share - basic              $  0.61            $  0.12            $  0.31            $  (0.91)
Net income per common share - diluted            $  0.58            $  0.11            $  0.30            $  (0.91)

                                                 Quarter            Quarter           Quarter             Quarter
                                                  Ended              Ended             Ended               Ended
                                                 March 31,          June 30,          Sept. 30,           Dec. 31,
                                                   1998               1998               1998               1998
                                                 -------            -------            -------            -------
Gross premiums written                           $72,173            $18,398            $15,671            $ 5,023
Net premiums earned                               28,944             31,264             29,427             30,490
Net investment income                              7,262              7,450              7,726              7,615
Realized gains (losses), net                       2,604              1,084                342              2,984
Losses and loss adjustment expenses                4,125             10,332             18,922             28,080
Net income                                        28,792             22,156             11,061              5,705
Net income per common share - basic              $  1.15            $  0.89            $  0.44            $  0.23
Net income per common share - diluted            $  1.08            $  0.83            $  0.42            $  0.22

20.  SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of the subsidiary, IPCRe Limited, is as follows:

                                                   Year Ended           Year Ended             Year Ended
Statement of Income                            December 31, 1999     December 31, 1998      December 31, 1997
                                               -----------------     -----------------      -----------------
Gross written premiums                            $  97,162              $ 111,265              $ 117,050
Net premiums earned                                  94,967                120,125                112,486
Investment income                                    30,322                 30,038                 29,858
Realized gain (loss), net                            30,355                  7,014                 (3,616)
Incurred losses                                    (129,362)               (61,459)               (14,708)
Acquisition costs                                   (13,028)               (16,968)               (13,487)
General & admin. expenses and exchange
   gain (loss), net                                  (9,362)               (10,220)                (8,790)
                                                  ---------              ---------              ---------
Net Income                                        $   3,892              $  68,530              $ 101,743
                                                  =========              =========              =========

Loss ratio                                            136.2%                  51.2%                  13.1%
Expense ratio (excluding exchange gain
   (loss), net)                                        23.1%                  22.3%                  18.4%
Combined ratio                                        159.3%                  73.5%                  31.5%


Balance sheet at                               December 31, 1999    December 31, 1998
                                               -----------------    -----------------
Cash & investments                                $ 594,684             $599,871
Reinsurance balances receivable                      21,459               20,747
Other assets                                         26,069               23,356
                                                  ---------             --------
Total assets                                      $ 642,212             $643,974
                                                  =========             ========

Unearned premiums                                 $  16,364             $ 17,602
Reserves for losses                                 111,441               52,226
Other liabilities                                     8,186                7,438
                                                  ---------             --------
Total liabilities                                   135,991               77,266
                                                  ---------             --------

Common stock                                        250,000              250,000
Additional paid-in capital                           49,500               49,500
Retained earnings                                   212,159              236,267
Accumulated other comprehensive (loss)
   income                                            (5,438)              30,941
                                                  ---------             --------
Total liabilities and shareholders'
   investment                                     $ 642,212             $643,974
                                                  =========             ========