Form 10-K, Exhibit 13
period 2000-12-31
IPC HOLDINGS LTD
filed 2001-03-20
CIK 909815

                                                                    EXHIBIT 13.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
PORTIONS OF ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to "we", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPCRe Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes, for the year ended December 31, 2000.

GENERAL

        We commenced operations in July 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

        In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums we write each year are for contracts which have effective dates in January, about 20% in April, about 10% in July, and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

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

        Events from 1996 to 2000 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997 and 2000, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998 and 1999 in many parts of the world, including Hurricane Georges (estimated industry-wide insured losses in excess of U.S.$4 billion), a hailstorm which struck Sydney, Australia (U.S.$1.6 billion), Hurricane Floyd (U.S.$2.2 billion) and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (in excess of U.S.$9 billion).

        From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999, with some contracts having small rate increases, while others had minor decreases. Because of the significant losses incurred by many reinsurers during 2000 as a result of events in late 1999, there has been a contraction of capacity during 2000, with the result that renewals during the fourth quarter of 2000 and the first quarter of 2001 have seen premium rates increasing by between 10% and 20%, on average.

RESULTS OF OPERATIONS

        YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

        In the twelve months ended December 31, 2000, IPCRe wrote gross premiums of $93.8 million, compared to $97.2 million and $111.3 million written in the years ended December 31, 1999 and 1998, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $2.1 million, $9.8 million and $6.3 million, for the years ended December 31, 2000, 1999 and 1998, respectively. Also, in both 2000 and 1999, IPCRe had increased participation and additional business from existing clients, and selectively wrote business for new clients. In 1999, these increases were more than offset by rate reductions, generally in the range of 10%, but as high as 15% in some cases. In addition, during 2000 IPCRe decided not to renew some contracts with unsatisfactory rates or terms.

        Our written premiums were further affected in 2000 and 1999 by cessions of premiums to a proportional reinsurance facility, which became effective January 1, 1999. (See Note 5 to the Consolidated Financial Statements - "Ceded Reinsurance".) In the years ended December 31, 2000 and 1999, premiums ceded to this facility were $4.8 million and $3.8 million, respectively, reducing net premium writings for those years to $88.9 million and $93.3 million, respectively, compared to $111.3 million in 1998. This represents reductions of net written premiums of 4.7% and 16.1%.

        Premiums earned were $87.0 million, $95.0 million and $120.1 million in the years ended December 31, 2000, 1999 and 1998, respectively, representing reductions of 8.4% and 20.9%. Earned premiums declined as a result of the decrease in net written premiums, but also changed disproportionately to written premiums, primarily because some contracts written in 1999 had policy periods greater than twelve months. Excluding reinstatement premiums, which are fully earned when written, net premiums earned declined by 25.2% from $113.8 million in the year ended December 31, 1998 to $85.1 million in the year ended December 31, 1999, and then declined a further 0.4% to $84.8 million in 2000.

        We earned net investment income of $31.1 million in the year ended December 31, 2000 compared to $30.3 million earned in the year ended December 31, 1999, and $30.1 million in the year ended December 31, 1998. These amounts are net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) These fees totaled $1.6 million, $1.6 million and $1.4 million in the years ended December 31, 2000, 1999 and 1998, respectively. The increase in net investment income from 1999 to 2000 resulted from a higher average overall yield on investments of 5.2% in 2000, compared to 5.1% the prior year. In 1999, the increase in investment income over 1998 was due to a higher average investment asset base, which increased 4.9% from $569.4 million during 1998 to $597.4 million during 1999. This increase was offset in part by a lower average yield of approximately 5.1%, compared to the average yield of 5.3% in 1998. At December 31, 2000 the portfolio consisted of high quality, fixed maturity investments, and shares of stock in the companies which comprise the S & P 500.

        With respect to net realized gains from the sale of investments, we had a $0.5 million gain for the year ended December 31, 2000, compared to gains of $30.4 million and $7.0 million for the years ended December 31, 1999 and 1998, respectively. In May, 1999, we realized substantial gains from the sale, and subsequent repurchase, of our equity portfolio. Net gains and losses generally fluctuate from period to period, depending on the securities sold, as recommended by our investment advisor. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements - "Investments") were $4.6 million at December 31, 2000, compared to net unrealized losses of $(5.4) million at December 31, 1999, and net unrealized gains of $30.9 million at December 31, 1998. The increases in value in 2000 were primarily the result of changes in intermediate term interest rates.

        Losses and loss adjustment expenses incurred were $53.7 million, $129.4 million and $61.5 million in the years ended December 31, 2000, 1999 and 1998, respectively. The level of insured losses from catastrophic events around the world declined significantly in 2000, compared to the high frequency and severity of events during 1999 and 1998. However, much of the incurred losses in 2000 were the result of prior year events, which occurred in the latter portion of 1999.

During 1999, significant catastrophes included:

        - The explosion at the Rouge Industries steel mill in Michigan in March;
        - An April hailstorm in Sydney which caused a record amount of insured losses for Australia;
        - Record-breaking losses from tornadoes in the mid-Western United States in May;
        -       Earthquakes in Turkey and Taiwan;
        -       Various hurricanes, most notably Hurricane Floyd in September;
        -       Typhoon Bart in Japan in late September;
        -       Windstorm Anatol in Scandinavia in December;
        - Cyclones Lothar and Martin which hit France and other parts of western Europe, in late December.

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

        In 2000, the only major events which resulted in claims for IPC were an explosion at the Kuwait National Petroleum refinery, a satellite loss and the winter floods and storms which affected parts of Europe. These events resulted in incurred losses of approximately $4.6 million in 2000. All other events in 2000 produced incurred losses totalling $8.9 million. The balance of the losses we incurred in 2000 were the result of the development of claims from prior year events, in particular Cyclones Lothar and Martin, claims from which saw development of approximately $23 million. Of our net incurred losses in 1999, $35 million related to the Sydney hailstorm, $35 million to the European windstorms in December, and $11 million to Hurricane Floyd. In 1998, $24.0 million related to Hurricane Georges. Other losses for 1999 and 1998 resulted from various other natural and man-made disasters, as well as from the development of claims from current and prior year marine and aviation business. Loss payments during the years ended December 31, 2000, 1999 and 1998 were $96.8 million, $74.3 million and $37.4 million, respectively. Our loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 2000 was 61.7%, compared to 136.2% in 1999 and 51.2% in 1998.

        Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. Acquisition costs incurred were $9.0 million, $13.0 million and $17.0 million for the years ended December 31, 2000, 1999 and 1998, respectively, after deferring those costs related to the unearned portion of premiums written. These represent decreases of 30.5% and 23.2% during 2000 and 1999, respectively. The reductions are due, primarily, to the reductions in earned premiums. In addition, certain contracts contain profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. With the increase in claims activity in 1999, accruals for these commissions were significantly reduced. Also, in 2000, we reduced an accrual for brokerage which had been based on overly conservative assumptions.

        General and administrative expenses were $9.3 million, $9.6 million and $10.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $2.3 million, $2.5 million and $3.0 million for the years ended December 31, 2000, 1999 and 1998 respectively. In 2000, other operating costs which were significantly lower than the 1999 level were: advertising, travel, communications and shareholder reports. In 1999, those costs which were at a lower level than 1998 included: travel, legal fees, data processing, and credit facility fees. In 1998, general and administrative expenses included the upfront cost and ongoing fees in respect of IPCRe's $300.0 million standby credit facility. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 21.1%, 23.9% and 23.0% for the years ended December 31, 2000, 1999 and 1998, respectively.

        The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 2000, 1999 and 1998, respectively:

                                      Year ended December 31,
                                  --------------------------------
                                     2000       1999       1998
                                     ----       ----       ----
     Loss and loss expense ratio      61.7%     136.2%      51.2%
     Expense ratio                    21.1%      23.9%      23.0%
     Combined ratio                   82.8%     160.1%      74.2%

        Net income for the years ended December 31, 2000, 1999 and 1998 was $44.2 million, $3.2 million and $67.7 million, respectively. Excluding the effects of realized gains and losses arising from the sale of investments, net operating income was $43.7 million for the year ended December 31, 2000, compared to a net operating loss of $(27.1) million for the year ended December 31, 1999, and net operating income of $60.7 million for the year ended December 31, 1998. Net operating income (loss) amounts are equivalent to $1.71, $(1.04), and $2.29 per common share, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

        IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1997, IPC Holdings incorporated a subsidiary in the United Kingdom called IPCRe Services Limited, which carried out a representative function in Europe on behalf of IPCRe. IPCRe Services ceased trading in January, 2000. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business in Europe. IPC Holdings' cash flows are limited to distributions from IPCRe and IPCRe Services by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility.

        Under Bermuda law, IPCRe may not in any financial year pay any dividends greater than 25% of its statutory capital and surplus at the prior year end, unless it has filed an affidavit with the Bermuda Registrar of Companies stating that the declaration of those dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. In addition, IPCRe is prohibited from declaring or paying any dividend during any financial year if it would cause IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2001 was approximately $139 million.

        IPCRe maintains a five-year, $300 million revolving credit facility with a syndicate of lenders led by Bank One N.A. (formerly the First National Bank of Chicago). The credit facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) IPCRe's positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility, in order to pay dividends in September and December, 1999. Neither the Company nor IPCRe paid dividends during 2000.

        Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated or (used) cash flows from operations of $(7.4) million, $28.7 million and $84.8 million in the years ended December 31, 2000, 1999 and 1998 respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 2000 and 1999 were $96.8 million and $74.3 million, respectively.

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

        As of December 31, 2000 all of our investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders' investment. At December 31, 2000 and 1999, shareholders' investment was $559.3 million and $504.9 million, respectively.

        At December 31, 2000, 83.3% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At December 31, 2000 the portfolio had an average life of 3.1 years and an average modified duration of 2.7 years.

        Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In 2000, we incurred net foreign exchange losses of $(2.3) million, compared to $(0.4) million in 1999, and $(0.4) million in 1998. The increase in the net loss was primarily the result of significant declines in the value of several currencies during 2000, in particular the Australian dollar, Euro, and British pound. We currently do not - and as a practical matter cannot - hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2000, we had no forward contract hedges outstanding.

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

        IPCRe is not a licensed insurer in the United States and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $27.5 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27.5 million. At December 31, 2000, 1999 and 1998, there were outstanding letters of credit of $22.3 million, $23.8 million and $12.4 million, respectively.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

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

        Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2000. The analysis calculated the VaR with respect to the net fair value of our financial instrument assets as of December 31, 2000 using historical simulation methodology. Previous analyses performed as of December 31, 1998 and 1999, respectively, used the variance covariance (delta normal) methodology. This methodology was used because of system limitations experienced by the previous provider of the analyses. A benefit of using the current methodology is that it captures second-order effects such as gamma that are not included using the delta-normal methodology. At December 31, 2000 the VaR of IPCRe's investment portfolio was approximately $7.1 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

        The following table presents the VaR of each component of market risk of IPCRe's investment portfolio at December 31, 2000 and 1999, respectively, and the average for the year ended December 31, 2000, calculated using the VaR at the beginning, ending and mid-year points (expressed in thousands of U.S. dollars):

                                                              Average for
                                                              -----------
                      MARKET RISK           2000        1999     2000
                                            ----        ----     ----
    Currency                                $  270     $   283     $   276
    Interest Rate                            5,220       6,930       5,896
    Equity                                   6,099       8,644       6,994
---------------------------------------------------------------------------
    Sum of Risk                             11,589      15,857      13,166
    Diversification Benefit                 (4,499)     (4,358)     (4,251)
---------------------------------------------------------------------------
    TOTAL NET RISK                          $7,090     $11,499     $ 8,915
---------------------------------------------------------------------------

        The primary reason for the reduction in VaR from December 31, 1999 to December 31, 2000 is the reduction in the equity element of the total portfolio, together with the reductions in interest rates that took place during the latter half of 2000.

        IPCRe's balances receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency. In 2000, movements in certain non-U.S. dollar currencies' exchange rates showed some volatility, especially the Euro and Australian dollar, which declined by as much as 15.5% and 20.8%, respectively, during the year, before recovering by 10.6% and 7.4% by December 31, 2000. To reduce the potential impact of exchange rate movements between the U.S. dollar, Australian dollar and the Euro, on the liabilities arising out of the Sydney hailstorm of April 1999 and the European storms of December 1999, Australian Dollars and Euros were purchased in February 2000 for future delivery to match anticipated pay-out patterns of the liabilities. Such transactions were designed to provide a potential offset of the impact of exchange rate movements through asset/liability matching. At December 31, 2000 we held U.S.$5.1 million in Australian dollar time deposits. From a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2000 to be material.

YEAR 2000 DISCLOSURE STATEMENT

        IPCRe is principally an excess of loss property catastrophe reinsurer. IPCRe's reinsurance policies did not specifically include Y2K as a covered event and IPCRe did not intend to provide specific coverage for losses arising from Y2K events. We carefully monitored the terms of policy renewals with respect to the extent that they oblige us to provide such coverage and, with respect to renewals in 1999, we declined certain business.

        Although no significant property damage has been reported with Y2K as its primary cause, a limited number of commercial policyholders have sought a response from their property insurers for compensation for remedial costs. These cases involve a creative interpretation of the sue and labour clause in policies, which is designed to compensate policyholders for costs involved in efforts to mitigate losses from insured events. The outcome of these cases is uncertain but, given the limited number of cases, we currently believe that such cases are unlikely to have a significant impact, if any, on IPCRe's operations.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and Shareholders of IPC Holdings, Ltd.:


We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' investment and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.






/s/ Arthur Andersen
-------------------
Hamilton, Bermuda
February 2, 2001

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 1999
(Expressed in thousands of United States dollars except for per share amounts)

                                                                             2000           1999
                                                                         -------------  -------------
ASSETS:
   Fixed maturity investments:
      Available for sale, at fair market value (Amortized cost 2000:
         $519,194; 1999: $501,424)                                      $    523,660   $    487,826
   Equity investments, available for sale (Cost 2000: $65,348; 1999:
   $70,699)                                                                   65,462         78,859
   Cash and cash equivalents                                                   9,409         28,069
   Reinsurance balances receivable                                            25,419         21,460
   Deferred premiums ceded                                                     1,120            384
   Loss reserves recoverable                                                   1,187          4,585
   Accrued investment income                                                  15,304         13,689
   Deferred acquisition costs                                                  2,249          1,980
   Prepaid expenses and other assets                                           3,680          4,090
                                                                         -------------  -------------

                                                                        $    647,490   $    640,942
                                                                         =============  =============

LIABILITIES:
   Reserve for losses and loss adjustment expenses                      $     61,358   $    111,441
   Unearned premiums                                                          19,068         16,364
   Reinsurance balances payable                                                  920          1,190
   Deferred commissions                                                          202             33
   Accounts payable and accrued liabilities                                    6,672          6,983
                                                                         -------------  -------------

                                                                              88,220        136,011
                                                                         -------------  -------------

SHAREHOLDERS' INVESTMENT:
   Share capital - 2000: 25,039,713 shares outstanding, par value
      $0.01; 1999: 25,033,932 shares outstanding, par value $0.01                250            250
   Additional paid-in capital                                                299,929        299,833
   Retained earnings                                                         254,511        210,286
   Accumulated other comprehensive income (loss)                               4,580         (5,438)
                                                                         -------------  -------------

                                                                             559,270        504,931
                                                                         -------------  -------------

                                                                        $    647,490   $    640,942
                                                                         =============  =============




  The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000 (Expressed in thousands of United States dollars except for per share amounts)

                                                              2000           1999           1998
                                                          -------------  -------------  -------------
REVENUES:
   Gross premiums written                                $     93,757   $     97,162   $    111,265
   Premiums ceded                                              (4,827)        (3,816)             -
                                                          -------------  -------------  -------------
   Net premiums written                                        88,930         93,346        111,265
   Change in unearned premiums                                 (1,969)         1,621          8,860
                                                          -------------  -------------  -------------
   Premiums earned                                             86,961         94,967        120,125
   Net investment income                                       31,089         30,327         30,053
   Realized gains (losses), net on investments                    544         30,355          7,014
                                                          -------------  -------------  -------------

                                                              118,594        155,649        157,192
                                                          -------------  -------------  -------------

EXPENSES:
   Losses and loss adjustment expenses, net                    53,661        129,362         61,459
   Acquisition costs, net                                       9,049         13,028         16,968
   General and administrative expenses                          9,311          9,641         10,680
   Exchange loss, net                                           2,348            411            371
                                                          -------------  -------------  -------------

                                                               74,369        152,442         89,478
                                                          -------------  -------------  -------------

NET INCOME                                               $     44,225   $      3,207   $     67,714
                                                          =============  =============  =============

Basic net income per common share                        $       1.77   $       0.13   $       2.71
Diluted net income per common share                      $       1.73   $       0.12   $       2.55

Weighted average number of common shares - basic           25,034,414     25,033,932     25,031,211
Weighted average number of common shares - diluted         25,497,671     25,988,116     26,547,062





  The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000 (Expressed in thousands of United States dollars)

                                                              2000           1999           1998
                                                          -------------  -------------  -------------
NET INCOME                                               $     44,225   $      3,207   $     67,714
                                                          -------------  -------------  -------------

OTHER COMPREHENSIVE INCOME (LOSS):
   Holding gains (losses), net on investments during
   period                                                      10,562         (6,024)        28,479
   Reclassification adjustment for (gains) losses
      included in net income                                     (544)       (30,355)        (7,014)
                                                          -------------  -------------  -------------

                                                               10,018        (36,379)        21,465
                                                          -------------  -------------  -------------

COMPREHENSIVE INCOME (LOSS)                              $     54,243   $    (33,172)  $     89,179
                                                          =============  =============  =============











  The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000 (Expressed in thousands of United States dollars except for per share amounts)

                                                              2000           1999           1998
                                                          -------------  -------------  -------------
COMMON SHARES PAR VALUE $0.01:
   Balance, beginning of year                            $        250   $        250   $        250
   Additional shares issued                                         -              -              -
                                                          -------------  -------------  -------------

   Balance, end of year                                  $        250   $        250   $        250
                                                          =============  =============  =============

ADDITIONAL PAID-IN CAPITAL:
   Balance, beginning of year                            $    299,833   $    299,833   $    299,533
   Additional paid-in capital on shares issued                     96              -            300
                                                          -------------  -------------  -------------

   Balance, end of year                                  $    299,929   $    299,833   $    299,833
                                                          =============  =============  =============

RETAINED EARNINGS:
   Balance, beginning of year                            $    210,286   $    234,928   $    219,034
   Net income                                                  44,225          3,207         67,714
   Dividends                                                        -        (27,849)       (51,820)
                                                          -------------  -------------  -------------

   Balance, end of year                                  $    254,511   $    210,286   $    234,928
                                                          =============  =============  =============

ACCUMULATED OTHER COMPREHENSIVE INCOME
   (LOSS):
   Balance, beginning of year                            $     (5,438)  $     30,941   $      9,476
   Other comprehensive income (loss)                           10,018        (36,379)        21,465
                                                          -------------  -------------  -------------

   Balance, end of year                                  $      4,580   $     (5,438)  $     30,941
                                                          =============  =============  =============







  The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2000 (Expressed in thousands of United States dollars)

                                                              2000           1999           1998
                                                          -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $     44,225   $      3,207   $     67,714
   Adjustments to reconcile net income to cash (used
      in) provided by operating activities:
      Amortization of investment (discounts)
      premiums, net                                              (478)             9            542
      Realized (gains) losses, net on investments                (544)       (30,355)        (7,014)
      Changes in, net:
         Reinsurance balances receivable                       (3,959)          (713)         6,976
         Funds held by reinsured companies                          -          2,434         (2,422)
         Deferred premiums ceded                                 (736)          (384)             -
         Loss reserves recoverable                              3,398         (4,585)             -
         Accrued investment income                             (1,615)         1,063           (378)
         Deferred acquisition costs                              (269)            68            545
         Prepaid expenses and other assets                        410           (961)        (1,571)
         Reserve for losses and loss adjustment
         expenses                                             (50,083)        59,215         24,636
         Unearned premiums                                      2,704         (1,238)        (8,860)
         Reinsurance balances payable                            (270)         1,190              -
         Deferred commissions                                     169             33              -
         Accounts payable and accrued liabilities                (311)          (328)         4,637
                                                          -------------  -------------  -------------

                                                               (7,359)        28,655         84,805
                                                          -------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of equity investments                             (5,836)       (81,908)        (3,633)
   Proceeds from sales of equity investments                   12,087        110,798         17,804
   Purchases of fixed maturity investments                   (224,097)      (315,316)      (335,087)
   Proceeds from sales of fixed maturity investments          194,449        233,673        264,325
   Proceeds from maturities of fixed maturity
   investments                                                 12,000         59,050         34,526
                                                          -------------  -------------  -------------

                                                              (11,397)         6,297        (22,065)
                                                          -------------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additional share capital                                        96              -            300
   Cash dividends paid to shareholders                              -        (27,849)       (51,820)
                                                          -------------  -------------  -------------

                                                                   96        (27,849)       (51,520)
                                                          -------------  -------------  -------------


NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (18,660)         7,103         11,220

                                                          -------------  -------------  -------------
CASH AND CASH EQUIVALENTS, beginning of year                   28,069         20,966          9,746
                                                          -------------  -------------  -------------

CASH AND CASH EQUIVALENTS, end of year                   $      9,409   $     28,069   $     20,966
                                                          =============  =============  =============




  The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
(Expressed in thousands of United States dollars except for per share amounts)


1.      GENERAL

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd.) ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 42% of premiums written in 2000 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia/New Zealand.

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

On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary's purpose was to perform the same functions that were previously performed by the Company's representative office in London. IPCRe Services Limited ceased trading in January, 2000 and is in the process of being struck off the Register of Companies.

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

d)      Investments

        Investments consist of fixed income securities and common stock. Investments are stated at market value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are included as a separate component of shareholders' investment.

        Investments are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized when earned and includes the amortization of premiums and accretion of discounts on investments.

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

g)      Net income per common share

        The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method.

h)      Stock incentive compensation plan

                In 1997, the Company adopted Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation". As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date.

i)      Accounting For Derivatives

        The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". Subsequently, FASB issued Statement of Financial Accounting Standard No. 137, ("SFAS 137") which effectively deferred the implementation date of SFAS 133 to periods beginning after June 15, 2000. Management does not believe the impact of the adoption of SFAS 133 on IPC's financial position or results of operations to be material.

3.      INVESTMENTS

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 2000 and December 31, 1999 are as follows:

                                                Cost or          Gross         Gross
                                               Amortized      Unrealized    Unrealized      Market
    December 31, 2000                             Cost           Gains        Losses        Value
    -----------------                          ----------     ----------    ----------    ---------
    U.S. Government and government agencies    $  125,877     $    1,965    $   (1,050)   $ 126,792
    Other governments                              77,811          1,303          (216)      78,898
    Corporate                                     263,044          1,923        (1,445)     263,522
    Supranational entities                         52,462          1,996           (10)      54,448
                                               ----------     ----------    ----------    ---------
                                               $  519,194     $    7,187    $   (2,721)   $ 523,660
                                               ==========     ==========    ==========    =========

    Equity investments                         $   65,348     $   11,078    $  (10,964)   $  65,462
                                               ==========     ==========    ==========    =========

                                                Cost or      Gross       Gross
                                               Amortized   Unrealized  Unrealized     Market
    December 31, 1999                            Cost        Gains       Losses        Value
    -----------------                         ----------   ----------  ----------   ---------
    U.S. Government and government agencies   $   84,901   $      15   $   (4,946)  $  79,970
    Other governments                            133,913           2       (2,278)    131,637
    Corporate                                    241,668          92       (6,172)    235,588
    Supranational entities                        40,942          15         (326)     40,631
                                              ----------   ---------   ----------   ---------
                                              $  501,424   $     124   $  (13,722)  $ 487,826
                                              ==========   =========   ==========   =========

    Equity investments                        $   70,699   $  14,167   $   (6,007)  $  78,859
                                              ==========   =========   ==========   =========

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2000 are as follows:

                                                                         Amortized      Market
                                                                           Cost         Value
                                                                        -----------   -----------
    Due in one year or less                                            $   26,116    $   26,010
    Due after one year through five years                                 478,753       482,844
    Due after five years through ten years                                 14,325        14,806
                                                                        -----------   -----------
                                                                       $  519,194    $  523,660
                                                                        ===========   ===========


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

        Under an agreement effective September 20, 1994, amended in 1999, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $27,500 (1999: $27,500). As of December 31, 2000 and 1999 the bank had outstanding letters of credit of $22,339 and $23,774, respectively.

d)      Net investment income

                                                             2000         1999         1998
                                                          -----------  -----------  -----------
    Interest on fixed maturity investments               $   30,357   $   29,315  $   30,256
    Interest on cash and cash equivalents                     1,211        1,844         781
    Net amortization of discounts (premiums) on
        investments                                             478            9        (542)
                                                          -----------  -----------  -----------
                                                             32,046       31,168      30,495
    Net dividend income from equities                           611          748         980
    Less: investment expenses                                (1,568)      (1,589)     (1,422)
                                                          -----------  -----------  -----------
    Net investment income                                $   31,089   $   30,327  $   30,053
                                                          ===========  ===========  ===========

e) Proceeds from sales of available for sale securities for the years ended December 31, 2000, 1999 and 1998 were $206,536, $344,471 and $282,129, respectively. Components of realized gains and losses are summarized in the following table:

                                                             2000         1999        1998
                                                          -----------  ----------- ------------
    Fixed maturity investments:
    --------------------------
       Gross realized gains                              $     367     $  1,021        $4,002
       Gross realized losses                                  (724)        (987)         (407)
                                                          -----------  ----------- ------------
       Net realized (losses) gains                            (357)          34         3,595
                                                          -----------  ----------- ------------

    Equity investments:
    ------------------
       Gross realized gains                                  2,790       33,604         3,753
       Gross realized losses                                (1,889)      (3,283)         (334)
                                                          -----------  ----------- ------------
       Net realized gains                                      901       30,321         3,419
                                                          -----------  ----------- ------------

    Total net realized gains                             $     544     $ 30,355   $     7,014
                                                          ===========  =========== ============


        Changes in net unrealized gains (losses) were $10,018, $(36,379) and $21,465, respectively, for the years ended December 31, 2000, 1999 and 1998.

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

                                                                 December 31,    December 31,
                                                                    2000            1999
                                                                --------------  --------------
    Cash and cash equivalents                                           1.8%            5.4%
    U.S. Government and government agencies                            23.8%           15.5%
    AAA                                                                29.0%           30.5%
    AA                                                                 28.7%           39.3%
    A                                                                  16.7%            9.3%
                                                                --------------  --------------
                                                                      100.0%          100.0%
                                                                ==============  ==============


        The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used.

g) IPCRe holds shares of stock in all of the companies which comprise the Standard & Poor's 500 Index ("S & P 500"). The number of shares of stock held is such that their weighting within IPCRe's portfolio matches the weighting of each stock within the index.

4.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 2000 and December 31, 1999:

                                          December 31, 2000           December 31, 1999
                                      --------------------------  ---------------------------
                                       Carrying          Fair        Carrying        Fair
                                         Value          Value         Value          Value
                                      ------------  ------------  -------------  ------------
Cash and cash equivalents            $      9,409  $      9,409  $     28,069   $     28,069
Fixed maturity investments                523,660       523,660       487,826        487,826
Equity investments                         65,462        65,462        78,859         78,859

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of investments are based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications.

5.      CEDED REINSURANCE

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. Business covered is property catastrophe business written by IPCRe, and provides coverage up to $50 million in each of at least 5 named zones, plus potentially other zones of IPCRe's choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage and an override commission. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis. Most reinsurers participating in the facility have ratings of AA or above, and the minimum rating is A. Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe's primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

Premiums ceded to the reinsurance facility for the year ended December 31, 2000 and 1999, respectively were $4,827 and $3,816 written, of which $4,091 and $3,432 were expensed. Balances payable to the participants are displayed as reinsurance balances payable on the Balance Sheet.

6.      COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

The authorized share capital of the Company as of December 31, 2000 and December 31, 1999 consisted of the following:

                                                            Shares                    Additional
December 31, 2000                          Authorized     Issued and     Share         Paid-in
-----------------                            Shares       Fully Paid     Capital       Capital
                                             ------       ----------     -------       -------
Voting common shares, par value U.S.
   $0.01 each                               75,000,000    25,039,713     $    250    $   299,929
Preferred shares, par value U.S.
   $0.01 each                               25,000,000             -            -              -

-------------------------------------------------------------------------------------------------

                                                            Shares                    Additional
December 31, 1999                          Authorized     Issued and     Share         Paid-in
-----------------                            Shares       Fully Paid     Capital       Capital
                                             ------       ----------     -------       -------
Voting common shares, par value U.S.
   $0.01 each                               75,000,000    25,033,932  $       250    $   299,833
Preferred shares, par value U.S.
   $0.01 each                               25,000,000           -              -              -

There are various restrictions on the ability of certain shareholders to dispose of their shares.

The Company did not pay dividends during 2000.

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

The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (1999: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2000, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25 is not material for the years ended December 31, 2000, 1999 and 1998.

A summary of the status of the Company's stock option plan as of December 31, 2000, 1999 and 1998 and changes during the years then ended is presented in the tables and narrative below:

                                         2000                   1999                  1998
                                --------------------    -------------------    -------------------
                                Number of   Exercise     Number    Exercise     Number    Exercise
                                  Shares      Price     of Shares    Price     of Shares    Price
                                  ------      -----     ---------    -----     ---------    -----
Outstanding, beginning of year    187,813   $ 23.87       125,938  $ 24.38        90,767  $ 18.87

Granted                           109,000   $ 15.19        61,875  $ 22.81        51,500  $ 32.19

Exercised                           5,781   $ 16.54             -        -        16,329  $ 18.36
Forfeited                               -         -             -        -             -        -
Expired                                 -         -             -        -             -        -

Outstanding, end of year          291,032   $ 20.76       187,813  $ 23.87       125,938  $ 24.38

Exercisable, end of year          101,000   $ 22.77        50,642  $ 22.02        10,969  $ 18.65
Weighted average fair value of
options granted (per share)     $    6.79               $    6.66              $   11.73

The fair value of options granted during 2000 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of between 6.00% and 6.40%; expected dividend yields of 0.00% to 4.16%; an expected life of 7 years; and an expected volatility of 55% to 66%.

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

                                        Weighted
                                         Average      Weighted                     Weighted
                     Outstanding       Contractual    Average     Exercisable       Average
    Range of        at December 31,     Periods in    Exercise   at December 31,    Exercise
 Exercise Price         2000              Years        Price          2000           Price
-----------------------------------------------------------------------------------------------
          $13-19         147,157                8.03      $15.54         38,157         $16.54
          $19-25          92,375                7.34      $22.71         37,093         $22.63
          $25-31               0                   0       $0.00              0          $0.00
        Over $31          51,500                7.00      $32.19         25,750         $32.19
-----------------------------------------------------------------------------------------------
          $13-33         291,032                7.63      $20.76        101,000         $22.77
-----------------------------------------------------------------------------------------------


8.      NET INCOME PER COMMON SHARE

A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                                                                        Amount
                                             Income       Shares       per Share
                                        ---------------------------  ------------
            December 31, 2000
            -----------------

            Basic EPS                   $    44,225     25,034,414   $   1.77
            Effect of Dilutive Options                     463,257
            Diluted EPS                 $    44,225     25,497,671   $   1.73

            December 31, 1999
            -----------------

            Basic EPS                   $     3,207     25,033,932   $    0.13
            Effect of Dilutive Options                     954,184
            Diluted EPS                 $     3,207     25,988,116   $    0.12

            December 31, 1998
            -----------------

            Basic EPS                   $    67,714     25,031,211   $    2.71
            Effect of Dilutive Options                   1,515,851
            Diluted EPS                 $    67,714     26,547,062   $    2.55


9.      RELATED PARTY TRANSACTIONS

In addition to the share purchase options discussed in Note 7, IPC has entered into the following transactions and agreements with companies affiliated with
AIG:

a)      Administrative services

        The Company and IPCRe are parties to an agreement with American International Company, Limited ("AICL"), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2003 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited ("AIMS"), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $30 per annum. This agreement may be terminated by either party subject to three months' written notice.

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

        The following amounts were incurred for services provided by wholly-owned subsidiaries of AIG:

                                                                Investment       Investment
                                              Administrative    Management        Custodian
                                                 Services        Services         Services
                                              -------------   --------------    --------------
    Year ended December 31, 2000             $       2,316    $        1,189    $        379
    Year ended December 31, 1999                     2,492             1,219             370
    Year ended December 31, 1998                     3,012             1,075             347


        The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

    December 31, 2000                        $        989
    December 31, 1999                                 567


d)      Related Party Business

        IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $10,004, $8,862 and $9,858, respectively, for the years ended December 31, 2000, 1999 and 1998. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $5,308, $4,870 and $6,080, respectively, for the years ended December 31, 2000, 1999 and 1998. Brokerage fees and commissions incurred in respect of this business were approximately $531, $467 and $601, respectively, for the years ended December 31, 2000, 1999 and 1998. IPCRe ceded premiums to a company affiliated with a shareholder (see Note 5). Premiums ceded were $483, $382 and $0, respectively, for the years ended December 31, 2000, 1999 and 1998. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2000 and December 31, 1999 were $3,847 and $3,886, respectively. Reinsurance balances payable to related parties as of December 31, 2000 and 1999 were $95 and $119, respectively.

e) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10. RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                             2000          1999         1998
                                             ----          ----         ----
Balance, beginning of year             $  106,856    $   52,226    $   27,590
                                        -----------   -----------   -----------

Net losses incurred related to:
    Current year                           13,508       116,322        55,815
    Prior years                            40,153        13,040         5,644
                                        -----------   -----------   -----------
                                           53,661       129,362        61,459
                                        -----------   -----------   -----------

Net paid losses related to:
    Current year                           (2,648)      (37,013)      (22,256)
    Prior years                           (94,104)      (37,270)      (15,100)
                                        -----------   -----------   -----------
                                          (96,752)      (74,283)      (37,356)

Effect of foreign exchange movements       (3,594)         (449)          533
                                        -----------   -----------   -----------

Total net reserves, end of year            60,171       106,856        52,226

Loss reserves recoverable, end of year      1,187         4,585             -
                                        -----------   -----------   -----------

Gross loss reserves, end of year       $   61,358    $  111,441    $   52,226
                                        ===========   ===========   ===========


Losses incurred in the year ended December 31, 2000 in respect of prior years included increases related to Cyclones Lothar and Martin which struck northern Europe in December 1999, and Typhoon Bart which struck Japan in September 1999.

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

An independent firm of actuaries has reviewed IPCRe's loss reserves.

11. WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

                               December 31, 2000      December 31, 1999      December 31, 1998
                               -----------------      -----------------      -----------------
                               Premiums               Premiums               Premiums
                                Written      %         Written      %         Written       %
                               -----------------      -----------------      -----------------
Geographic Area (1)
---------------
United States                $    39,107     41.7%  $    37,043     38.1%   $   50,796     45.7%
Worldwide (2)                     14,992     16.0%       14,570     15.0%       14,050     12.6%
Worldwide
   (excluding the U.S.) (3)        4,827      5.2%        5,739      5.9%        3,513      3.2%
United Kingdom                    10,467     11.1%        9,684     10.0%       13,533     12.2%
Europe (excluding the U.K.)        8,677      9.3%        9,748     10.0%       10,022      9.0%
Japan                              4,175      4.5%        3,492      3.6%        4,139      3.7%
Australia/New Zealand              5,188      5.5%        7,774      8.0%        8,589      7.7%
Other                              6,324      6.7%        9,112      9.4%        6,623      5.9%
                               -------------------   --------------------    -------------------
                             $    93,757    100.0%  $    97,162    100.0%   $  111,265    100.0%
                               ===================   ====================    ===================


(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12.     CONCENTRATION AND CREDIT RISK

As of December 31, 2000 and December 31, 1999, IPC held U.S. Treasury notes which represented approximately 11% and 8%, respectively, of shareholders' investment.

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

A single broker accounted for approximately 36%, 33% and 25%, respectively, of total premiums written for the years ended December 31, 2000, 1999 and 1998. Five brokers accounted for approximately 79%, 76% and 71%, respectively, of total premiums written for the years ended December 31, 2000, 1999 and 1998.

13.     COMMITMENTS AND CONTINGENCIES

IPCRe sometimes enters into forward foreign exchange contracts for purposes of hedging its investment portfolio or known reinsurance losses denominated in foreign currencies. The fair value of forward foreign exchange contracts represents the estimated cost to IPCRe as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets and liabilities being hedged. As of December 31, 2000 IPCRe had no forward foreign exchange contracts outstanding.

14.     CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 2000 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

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

                                         December 31, 2000     December 31, 1999
                                         ------------------    ------------------
 Actual statutory capital and surplus    $       557,578       $       502,709
 Minimum statutory capital and surplus   $       100,000       $       100,000

IPCRe's statutory net income for the years ended December 31, 2000, 1999 and 1998, was $44,960, $4,018 and $69,305, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2001 without such notification is approximately $139,395.

16. PENSION PLAN

Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC contributions under the various plans are fully funded, and amounted to approximately $102, $145 and $164 in 2000, 1999 and 1998, respectively.

17. TAXES

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company and IPCRe have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company and IPCRe do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2000, 1999 and 1998 is not material to the consolidated financial statements.

IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2000, 1999 and 1998 is not material to the consolidated financial statements.

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

19. UNAUDITED QUARTERLY FINANCIAL DATA

                                            Quarter       Quarter       Quarter       Quarter
                                             Ended         Ended         Ended         Ended
                                           March 31,      June 30,     Sept. 30,      Dec. 31,
                                              2000          2000          2000          2000
                                           -----------   -----------  ------------   -----------
Gross premiums written                    $   57,833     $  20,200   $     10,530   $    5,194
Net premiums earned                           22,727        23,519         20,195       20,520
Net investment income                          7,587         7,823          7,861        7,818
Realized (losses) gains, net                    (143)          445             13          229
Losses and loss adjustment expenses,
    net                                       14,912        22,066          7,812        8,871
Net income                                     9,811         3,476         15,029       15,909
Net income per common share - basic       $     0.39    $     0.14   $       0.60   $     0.64
Net income per common share - diluted     $     0.39    $     0.14   $       0.59   $     0.61



                                            Quarter       Quarter       Quarter       Quarter
                                             Ended         Ended         Ended         Ended
                                           March 31,      June 30,     Sept. 30,      Dec. 31,
                                             1999           1999         1999           1999
                                           -----------   -----------  -------------  -----------
Gross premiums written                    $   65,315    $   18,384   $     8,750    $    4,713
Net premiums earned                           23,778        26,932        21,299        22,958
Net investment income                          7,413         7,651         7,511         7,752
Realized gains (losses), net                   6,545        23,633           286          (109)
Losses and loss adjustment expenses,
    net                                       16,773        49,142        16,109        47,338
Net income                                    15,216         2,913         7,797       (22,719)
Net income per common share - basic       $     0.61    $     0.12   $      0.31    $    (0.91)
Net income per common share - diluted     $     0.58    $     0.11   $      0.30    $    (0.91)

20. SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of the subsidiary, IPCRe Limited, is as follows:

                                         Year Ended            Year Ended            Year Ended
Statement of Income                  December 31, 2000     December 31, 1999      December 31, 1998
-------------------                  -----------------     -----------------      -----------------
Gross written premiums             $           93,757    $           97,162     $          111,265
Net premiums earned                            86,961                94,967                120,125
Investment income, net                         31,086                30,322                 30,038
Realized gain (loss), net                         544                30,355                  7,014
Incurred losses, net                          (53,661)             (129,362)               (61,459)
Acquisition costs, net                         (9,049)              (13,028)               (16,968)

General & admin. expenses and
  exchange loss, net                          (10,750)               (9,362)               (10,220)
                                     ------------------    ------------------     -----------------
Net Income                         $           45,131    $            3,892     $           68,530
                                     ==================    ==================     =================
Loss ratio                                       61.7%                136.2%                  51.2%

Expense ratio (excluding exchange
  loss, net)                                     20.1%                 23.1%                  22.3%
Combined ratio                                   81.8%                159.3%                  73.5%


Balance sheet at                     December 31, 2000     December 31, 1999
----------------                     -----------------     -----------------
Cash & investments                 $          598,394    $          594,684
Reinsurance balances receivable                25,419                21,459
Other assets                                   25,979                26,069
                                     -------------------   -------------------
Total assets                       $          649,792    $          642,212
                                     ===================   ===================
Unearned premiums                  $           19,068    $           16,364
Reserves for losses                            61,358               111,441
Other liabilities                               7,996                 8,186
                                     -------------------   -------------------
Total liabilities                              88,422               135,991
                                     -------------------   -------------------
Common stock                                  250,000               250,000
Additional paid-in capital                     49,500                49,500
Retained earnings                             257,290               212,159

Accumulated other comprehensive
  income (loss)                                 4,580                (5,438)
                                     -------------------   -------------------
Total liabilities and
  shareholder's investment         $          649,792    $          642,212
                                     ===================   ===================