Form 10-K405, Exhibit 13
period 2001-12-31
IPC HOLDINGS LTD
filed 2002-03-21
CIK 909815

                                                                    EXHIBIT 13.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
PORTIONS OF ANNUAL REPORT

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to "we", "our" or "IPC" mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited ("IPCRe"), and IPCRe Underwriting Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2001.

GENERAL

         We commenced operations in June 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

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

         Property catastrophe reinsurers tend to experience significant fluctuations in operating results because of, among other factors, frequency of occurrence or severity of catastrophic events, competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets or improve their future earnings by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders' investment (also known as "policyholders' surplus" in mutual companies), increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of both types of cyclicality.

         Events from 1996 to 2001 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997 and 2000, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999 and 2001 in many parts of the world, including Hurricane Georges (estimated industry-wide insured losses in excess of U.S.$4 billion), a hailstorm which struck Sydney, Australia (U.S.$1.6 billion), Hurricane Floyd (U.S.$2.2 billion), cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (in excess of U.S.$9 billion). In June 2001, Tropical Storm Allison affected parts of Texas (reported industry-wide losses of $2.5 billion) and on September 11, terrorist attacks were carried out in the U.S. (estimated industry-wide losses of $30 billion to $70 billion).

         From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999, with some contracts having small rate increases, while others had minor decreases. Because of the significant losses incurred by many reinsurers during 2000 as a result of events in late 1999, and then several catastrophic events in 2001, there was a contraction of capacity, with the result that renewals during the fourth quarter of 2000 and throughout 2001 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, and significantly higher for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital, and there were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. The effect of the additional capacity is uncertain, and it is possible that price increases in future years may not be as large as previously anticipated , although actual pricing in 2002 and beyond will be affected by the potential industry-wide development of claims arising from the events of September 11, 2001, as well as catastrophic events that may occur in

2002. We believe we are well positioned to benefit from improving market conditions because of our reputation, capital base and long-standing client relationships. We have been able to offer additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients.

         With respect to terms and conditions other than pricing, for the January 1, 2002 renewals, the coverage of claims that are the result of "terrorist acts" has been generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages, except where caused by nuclear, biological or chemical means. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including the extent to which coverage for terrorist acts is offered, is uncertain. Currently, such intervention would not appear to have a significant effect on our future results of operations.

CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are described in the Note 2 to our Consolidated Financial Statements. However, the following is a summary of the accounting policies for the three main components of our balance sheet and statement of (loss) income: premiums, losses (claims), including reserves and investments / investment income.

         Premiums are recorded at the beginning of each policy, based upon information received from ceding companies and their brokers. For excess of loss contracts, the amount of premium is usually contractually documented at inception, and no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using the initial estimates, and then adjust them once a sufficient period for actual premium reporting has elapsed, normally around three years. For the year ended December 31, 2001 the net amount of premium written resulting from estimate accruals was less than 1% of total premiums written. We also accrue for reinstatement premiums on loss reserves. Such accruals are based upon actual contractual terms, and the only element of management judgement involved is with respect to the amount of loss reserves, as described below. The amount accrued at December 31, 2001 for reinstatement premiums on Reported But Not Enough losses ("RBNE") and Incurred But Not Reported ("IBNR") loss reserves was $2.3 million, the majority of which related to claims from the World Trade Center tragedy.

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

         Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

         The reserve for losses and loss adjustment expenses is based upon reports, individual case estimates received from ceding companies, and management's estimates. Management's estimates are used mostly to estimate IBNR or RBNE loss amounts. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. To validate management's estimates, we have an independent firm of actuaries review our reserves semi-annually. At December 31, 2001 management's estimates for IBNR/RBNE represented approximately 14.5% of total loss reserves. The majority of the estimate related to additional reserves for claims from the World Trade Center tragedy.

         In accordance with our investment guidelines, our investments consist of certain equity securities and high-grade marketable fixed income securities. Investments are carried at market value as determined by the most recently traded price of each security at the balance sheet date. In accordance with SFAS 115, unrealized gains and losses are included as a separate component of shareholders' investment. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. In addition, unrealized depreciation in the value of individual securities considered by management to be other than temporary is charged to income in the period it is determined. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

RESULTS OF OPERATIONS

         YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

         In the twelve months ended December 31, 2001, we wrote gross premiums of $133.1 million, compared to $93.8 million and $97.2 million written in the years ended December 31, 2000 and 1999, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $21.1 million, $2.1 million and $9.8 million, for the years ended December 31, 2001, 2000 and 1999, respectively. The significant increase in 2001 was due to the volume of claims relating to the attack on the World Trade Center. Also, in both 2001 and 2000, we had increased participation and additional business from existing clients, and selectively wrote business for new clients. In 2000, these increases were more than offset by rate reductions, generally in the range of 10%, but as high as 15% in some cases. In addition, during both 2001 and 2000, we decided not to renew some contracts with unsatisfactory rates or terms. For renewals of loss-free contracts (contracts for which no claims were made during the last policy period), at January 1, 2002, we have seen an overall average rate increase of 15% to 20% in the U.S., and between 20% and 25% for non-U.S. business. Rate increases for loss-impacted contracts have been significantly higher. We currently believe that this level of increase will be sustained on most renewals during 2002.

         Our written premiums were further affected by cessions of premiums to a proportional reinsurance facility, which became effective January 1, 1999. (See
Note 5 to the Consolidated Financial Statements - "Ceded Reinsurance".) In the years ended December 31, 2001, 2000 and 1999, premiums ceded to this facility were $4.4 million, $4.8 million and $3.8 million, respectively, reducing net premium writings for those years to $128.6 million, $88.9 million and $93.3 million, respectively. This represents an increase (reduction) of net written premiums of 44.7% and (4.7)%, respectively.

         Premiums earned were $123.4 million, $87.0 million, and $95.0 in the years ended December 31, 2001, 2000 and 1999, respectively, representing an increase (decrease) of 41.9% and (8.4)%, respectively. Earned premiums increased from 2000 to 2001 because of the increase in written premiums during the previous twelve months, and also because of the significant increase in reinstatement premiums, which are fully earned when written. The decline from 1999 to 2000 was a result of a decrease in net written premiums, but earned premiums also decreased disproportionately to written premiums, primarily because some contracts written in 1999 had policy periods greater than twelve months. Excluding reinstatement premiums, net premiums earned declined by 0.4% from $85.1 million in the year ended December 31, 1999 to $84.8 million in the year ended December 31, 2000, and then increased 20.6% to $102.2 million in 2001.

         We earned net investment income of $32.2 million in the year ended December 31, 2001 compared to $31.1 million earned in the year ended December 31, 2000, and $30.3 million in the year ended December 31, 1999. These amounts are net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. ("AIG"). (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) These fees totaled $1.6 million in each of the three years during the three year period ended December 31, 2001. The increase in net investment income in 2001 compared to 2000 was primarily due to the significant increase in invested assets of approximately $546 million in December 2001, which resulted from a public offering of shares concurrent with a private placement of shares to AIG, as well as AIG's exercise of an option granted at the Company's inception. The December, 2001 increase in invested assets, which added to increases earlier in the year, more than offset the reduction in overall portfolio yield. This reduction in overall portfolio yield is due to declining interest rates, as well as an increase to the allocation to equities during the year. The increase in investment income from 1999 to 2000 resulted from a higher average overall yield on investments of 5.2% in 2000, compared to 5.1% the prior year. At December 31, 2001 the portfolio consisted of cash and cash equivalents, including short-dated commercial paper, high quality fixed maturity investments, shares of stock in the companies which comprise the S & P 500 Index, and an investment in a global equity fund managed by AIG/Sun America.

         We recorded a realized gain of $0.6 million net from investments for the year ended December 31, 2001, compared to $0.5 million and $30.4 million for the years ended December 31, 2000 and 1999, respectively. The amount for 2001 is net of a $5.3 million write-down in the cost basis of certain stocks within the S & P 500, where there had been a decline in value which was considered to be other than temporary. In accordance with FAS 115, such a write-down is recognized as a realized loss in the income statement, even though there were no sales of the securities. Generally, net gains and losses fluctuate from period to period, depending on the securities sold, as recommended by our investment advisor. In May, 1999, we realized substantial gains from the sale, and subsequent repurchase, of our equity portfolio. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements - "Investments") were $12.6 million at December 31, 2001, compared to $4.6 million at December 31, 2000, and net unrealized losses of

$(5.4) million at December 31, 1999. The increases in value in our investment portfolio during 2000 and 2001 were primarily the result of decreases in intermediate term interest rates which significantly increased the market value of our bonds, which more than offset the decline in value of our investment in equity securities.

         We incurred losses and loss adjustment expenses of $137.6 million, $53.7 million and $129.4 million in the years ended December 31, 2001, 2000 and 1999, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2000, compared to the high frequency and severity of events during 2001 and 1999. However, much of the losses we incurred in 2000 were the result of prior year events, especially those which occurred in the latter portion of 1999.

Despite the large number of catastrophes that took place in 2001, we incurred losses primarily from three events:

         - Cat.#38 - a hailstorm in the mid-Western United States in April;

         - Cat.#44 - Tropical Storm Allison, which caused severe flooding in Texas in June; and

         -        Cat.#48 - the terrorist attack on the World Trade Center.

During 2000, the events which occurred from which we primarily incurred losses were:

         -        An explosion at the Kuwait National Petroleum refinery;

         -        A satellite loss; and

         -        Winter floods and storms that affected parts of Europe.

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

         -        Earthquakes in Turkey and Taiwan;

         -        Various hurricanes, most notably Hurricane Floyd in September;

         -        Typhoon Bart in Japan in late September;

         -        Windstorm Anatol in Scandinavia in December;

         - Cyclones Lothar and Martin, which hit France and other parts of western Europe, in late December.

         For 2001, our incurred losses included $116.0 million for the World Trade Center tragedy, $8.3 million for Tropical Storm Allison, and $4.1 million for Cat.#38. The events listed above for 2000 resulted in incurred losses of approximately $4.6 million. All other events in 2000 produced incurred losses totalling $8.9 million. The balance of the losses we incurred in 2000 were the result of the development of claims from prior year events, in particular Cyclones Lothar and Martin, claims from which saw development of approximately $23 million. Of our net incurred losses in 1999, $35 million related to the Sydney hailstorm, $35 million to the European windstorms in December, and $11 million to Hurricane Floyd. Other losses for 1999 resulted from various other natural and man-made disasters, as well as from the development of claims from current and prior year marine and aviation business. Loss payments during the years ended December 31, 2001, 2000 and 1999 were $35.0 million, $96.8 million and $74.3 million, respectively. Our loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) for 2001 was 111.5%, compared to 61.7% in 2000 and 136.2% in 1999.

         Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $12.7 million, $9.0 million and $13.0 million for the years ended December 31, 2001, 2000 and 1999, respectively, after deferring those costs related to the unearned portion of premiums written. The increase from 2000 to 2001 is due to the increase in earned premiums. Similarly, the reduction from 1999 to 2000 was due, primarily, to the reductions in earned premiums. In addition, certain contracts written between 1998 and 2000 contained profit commission clauses or "no claims" bonuses, which return a portion of the net underwriting profits generated from those contracts as a commission to the reinsureds. With the increase in claims activity in 1999, accruals for these commissions were significantly reduced. Also, in 2000, we reduced an accrual for brokerage which had been based on overly conservative assumptions.

         General and administrative expenses were $9.4 million, $9.3 million, and $9.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $3.2 million, $2.3 million, and $2.5 million for the years ended December 31, 2001, 2000 and 1999 respectively. (See Note 9 to the Consolidated Financial Statements

- "Related Party Transactions".) In 2001, operating costs which were at lower levels than 2000 were salaries and employee benefits, and other costs associated with the operation of IPCRe Services Limited, which ceased trading in 2000, as well as reductions due to the retirement of the former President and CEO. In 2000, operating costs which were lower than the 1999 level were: advertising, travel, communications and shareholder reports. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 17.9%, 21.1%, and 23.9% for the years ended December 31, 2001, 2000 and 1999, respectively.

         The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 2001, 2000 and 1999, respectively:

                                                  Year ended December 31,
                                              --------------------------------
                                               2001          2000         1999
                                               ----          ----         ----
      Loss and loss expense ratio             111.5%         61.7%       136.2%
      Expense ratio                            17.9%         21.1%        23.9%
      Combined ratio                          129.4%         82.8%       160.1%

         We had a net loss for the year ended December 31, 2001 of $(3.9) million, compared to net income of $44.2 million and $3.2 million for the years ended December 31, 2000 and 1999, respectively. Excluding the effects of realized gains and losses net from investments, we had a net operating loss of $4.5 million, compared to net operating income of $43.7 million for the year ended December 31, 2000, and a net operating loss of $(27.1) million for the year ended December 31, 1999. Net operating (loss) income amounts are equivalent to $(0.17), $1.71 and $(1.04) per common share, respectively, on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

         IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business in Europe. In December 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCRe Underwriting Services Limited ("IPCUSL"), which acts as an Underwriting Agent for a company which is related to AIG. (See Note 9 to the Consolidated Financial Statements - "Related Party Transactions".) IPC Holdings' cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe's revolving credit facility.

         Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2001 was approximately $276 million.

         In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A. The original amount of the facility was $300 million, which was reduced to $150 million in June, 2001. The facility expires in June 2003. The facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) the excess of IPCRe's aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) the excess of IPCRe's positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility in order to pay dividends in September and December, 1999. Neither the Company nor IPCRe paid dividends during 2000. No amounts have been drawn under this facility.

         On December 12, 2001, we completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, we sold 2,867,000 shares in a private placement to AIG at a price equal to the public offering price. Furthermore, AIG exercised its option referred to above, which had been granted at the time of the Company's formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

         Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated or (used) cash flows from operations of $83.6 million, $(7.4) million and $28.7 million in the years ended December 31, 2001, 2000 and 1999, respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 2001 and 2000 were $35.0 million and $96.8 million, respectively. During 2002, we expect to pay a significant amount of the $116 million of losses we incurred from the World Trade Center tragedy, as well as claims from other events that may occur during the year, or other prior year events.

         Neither the Company nor any of its subsidiaries has any other forms of off-balance sheet arrangements, or cash obligations and commitments.

         With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates, and also equities comprising the S & P 500 Index and an investment in a global equity fund managed by AIG/Sun America. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates may result in losses, both realized and unrealized, on our investments (see "Quantitative and Qualitative Disclosure about Market Risk" below for further explanation).

         As of December 31, 2001 all of our investments were classified as "Available for Sale". Investments are carried at fair market value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders' investment. At December 31, 2001 and 2000, shareholders' investment was $1,105.8 million and $559.3 million, respectively.

         At December 31, 2001, 92.6% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody's Investors Services Inc. At December 31, 2001 the portfolio had an average maturity of 2.2 years and an average modified duration of 1.9 years.

         Net cash outflows from investing activities in the years ended December 31, 2001, 2000 and 1999, respectively, were $320.1 million, $11.4 million and $6.3 million, respectively. Because of the timing of our offerings, cash and cash equivalents increased by $305.8 million in the year ended December 31, 2001, resulting in a balance of $315.2 million.

         Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In 2000, we incurred net foreign exchange losses of $(2.3) million, compared to $(0.6) million in 2001, and $(0.4) million in 1999. The net loss in 2000 was primarily the result of significant declines in the value of several currencies during the year, in particular the Australian dollar, Euro, and British pound. We currently do not - and as a practical matter cannot - hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2001, we had no forward contract hedges outstanding.

         Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, our portfolio does not contain any investments in real estate or mortgage loans.

         IPCRe is not a licensed insurer in the United States and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $100.0 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $100 million. At December 31, 2001, 2000 and 1999, there were outstanding letters of credit of $17.0 million, $22.3 million and $23.8 million, respectively. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

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

         We believe that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information is limited by the assumptions and parameters established in creating the related models, which rely principally on historic data. Because of this, such models may not accurately predict future market behaviour. Therefore, such models are tools and do not substitute for the experience or judgement of senior management.

         Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2001 and 2000. The analysis calculated the VaR with respect to the net fair value of our financial instrument assets (which includes cash and cash equivalents, certain equity and high-grade fixed income securities) as of December 31, 2001 and 2000 using historical simulation methodology. The analysis performed as of December 31, 1999 used the variance covariance (delta normal) methodology. This methodology was used because of system limitations experienced by the previous provider of the analyses. A benefit of using the current methodology is that it captures second-order effects such as gamma that are not included using the delta-normal methodology. At December 31, 2001 the VaR of IPCRe's investment portfolio was approximately $13.3 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

         The following table presents the VaR of each component of market risk of IPCRe's investment portfolio at December 31, 2001 and 2000, respectively, and the average for the year ended December 31, 2001, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

                          MARKET RISK                                                          Average for
                                                                    2001          2000            2001
                                                                    ----          ----            ----
     Currency                                                     $ 1,101       $   270         $   609
     Interest Rate                                                  7,296         5,220           5,484
     Equity                                                        13,222         6,099           8,760
     --------------------------------------------------------------------------------------------------
     Sum of Risk                                                   21,619        11,589          14,853
     Diversification Benefit                                       (8,305)       (4,499)         (5,794)
     --------------------------------------------------------------------------------------------------
     TOTAL NET RISK                                               $13,314       $ 7,090         $ 9,059
     --------------------------------------------------------------------------------------------------

         The primary reason for the increase in VaR from December 31, 2000 to December 31, 2001 is the significant increase in invested assets which took place in December, 2001, following the public offering and private placement of shares, together with the exercise of the AIG Option. There has also been a proportionately greater increase in the equity element of the total portfolio, the impact of which has been partly offset by the reductions in interest rates that took place during 2001.

         IPCRe's premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency. At December 31, 2001, an estimated 21% ($9 million) of reinsurance premiums receivable, and an estimated $27 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2001 we held U.S.$3.4 million in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2001 to be material. In prior years, movements in certain non-U.S. dollar currencies' exchange rates have occasionally displayed some volatility. To reduce the potential impact of exchange rate movements between the U.S. dollar and those currencies, in particular the Australian dollar and the Euro, those currencies were purchased for future delivery to match anticipated pay-out patterns of the liabilities. Such transactions were designed to provide a potential offset of the impact of exchange rate movements through asset/liability matching.

TRANSACTIONS WITH NON-INDEPENDENT PARTIES

         All of our related party transactions have been disclosed in Note 9 to the Consolidated Financial Statements - "Related Party Transactions". To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of IPC Holdings, Ltd.:


We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. (a Bermuda Company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of (loss) income, comprehensive income
(loss), shareholders' investment and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen
-------------------
Hamilton, Bermuda
February 8, 2002

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(Expressed in thousands of United States dollars except for per share amounts)

                                                                                          2001             2000
                                                                                      ----------       ----------
ASSETS:

    Fixed maturity investments:
       Available for sale, at fair market value (Amortized cost 2001: $740,734;
          2000: $519,194)                                                             $  758,224       $  523,660
    Equity investments, available for sale (Cost 2001: $163,828; 2000: $65,348)
                                                                                         158,870           65,462
    Cash and cash equivalents                                                            315,207            9,409
    Reinsurance premiums receivable                                                       42,356           25,419
    Deferred premiums ceded                                                                1,228            1,120
    Loss reserves recoverable                                                                681            1,187
    Accrued investment income                                                             18,841           15,304
    Deferred acquisition costs                                                             2,833            2,249
    Prepaid expenses and other assets                                                      3,476            3,680
                                                                                      ----------       ----------
                                                                                      $1,301,716       $  647,490
                                                                                      ==========       ==========

LIABILITIES:

    Reserve for losses and loss adjustment expenses                                   $  162,207       $   61,358
    Unearned premiums                                                                     24,440           19,068
    Reinsurance premiums payable                                                           1,732              920
    Deferred commissions                                                                     218              202
    Accounts payable and accrued liabilities                                               7,325            6,672
                                                                                      ----------       ----------
                                                                                         195,922           88,220
                                                                                      ----------       ----------

SHAREHOLDERS' INVESTMENT:

    Share capital - 2001: 48,172,776 shares outstanding, par value $0.01;
       2000: 25,039,713 shares outstanding, par value $0.01                                  482              250
    Additional paid-in capital                                                           846,101          299,929
    Retained earnings                                                                    246,568          254,511
    Accumulated other comprehensive income                                                12,643            4,580
                                                                                      ----------       ----------
                                                                                       1,105,794          559,270
                                                                                      ----------       ----------
                                                                                      $1,301,716       $  647,490
                                                                                      ==========       ==========

APPROVED BY THE BOARD:

                                   Director
----------------------------


                                   Director
----------------------------

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001 (Expressed in thousands of United States dollars except for per share amounts)

                                                              2001                2000                 1999
                                                         ------------        ------------        ------------
REVENUES:

    Gross premiums written                               $    133,057        $     93,757        $     97,162
    Premiums ceded                                             (4,419)             (4,827)             (3,816)
                                                         ------------        ------------        ------------
    Net premiums written                                      128,638              88,930              93,346
    Change in unearned premiums                                (5,263)             (1,969)              1,621
                                                         ------------        ------------        ------------
    Premiums earned                                           123,375              86,961              94,967
    Net investment income                                      32,245              31,089              30,327
    Realized gains (losses), net on investments                   616                 544              30,355
                                                         ------------        ------------        ------------
                                                              156,236             118,594             155,649
                                                         ------------        ------------        ------------

EXPENSES:

    Losses and loss adjustment expenses, net                  137,551              53,661             129,362
    Acquisition costs, net                                     12,686               9,049              13,028
    General and administrative expenses                         9,381               9,311               9,641
    Exchange loss, net                                            551               2,348                 411
                                                         ------------        ------------        ------------
                                                              160,169              74,369             152,442
                                                         ------------        ------------        ------------

NET (LOSS) INCOME                                        $     (3,933)       $     44,225        $      3,207
                                                         ============        ============        ============

Basic net (loss) income per common share                 $      (0.15)       $       1.77        $       0.13
Diluted net (loss) income per common share               $      (0.15)       $       1.73        $       0.12

Weighted average number of common shares - basic           26,266,019          25,034,414          25,033,932
Weighted average number of common shares - diluted         26,266,019          25,497,671          25,988,116

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars)

                                                                        2001           2000            1999
                                                                     --------        --------        --------
NET (LOSS) INCOME                                                    $ (3,933)       $ 44,225        $  3,207
                                                                     --------        --------        --------
OTHER COMPREHENSIVE INCOME (LOSS):

    Holding gains (losses), net on investments during period            8,679          10,562          (6,024)
    Reclassification adjustment for (gains) losses included in
       net income                                                        (616)           (544)        (30,355)
                                                                     --------        --------        --------
                                                                        8,063          10,018         (36,379)
                                                                     --------        --------        --------
COMPREHENSIVE INCOME (LOSS)                                          $  4,130        $ 54,243        $(33,172)
                                                                     ========        ========        ========

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001
(Expressed in thousands of United States dollars except for per share amounts)

                                                         2001             2000             1999
                                                      ---------        ---------        ---------
COMMON SHARES PAR VALUE $0.01:

    Balance, beginning of year                        $     250        $     250        $     250
    Additional shares issued                                232               --               --
                                                      ---------        ---------        ---------
    Balance, end of year                              $     482        $     250        $     250
                                                      =========        =========        =========

ADDITIONAL PAID-IN CAPITAL:

    Balance, beginning of year                        $ 299,929        $ 299,833        $ 299,833
    Additional paid-in capital on shares issued         546,172               96               --
                                                      ---------        ---------        ---------
    Balance, end of year                              $ 846,101        $ 299,929        $ 299,833
                                                      =========        =========        =========

RETAINED EARNINGS:
    Balance, beginning of year                        $ 254,511        $ 210,286        $ 234,928
    Net (loss) income                                    (3,933)          44,225            3,207
    Dividends                                            (4,010)              --          (27,849)
                                                      ---------        ---------        ---------
    Balance, end of year                              $ 246,568        $ 254,511        $ 210,286
                                                      =========        =========        =========

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

    Balance, beginning of year                        $   4,580        $  (5,438)       $  30,941
    Other comprehensive income (loss)                     8,063           10,018          (36,379)
                                                      ---------        ---------        ---------
    Balance, end of year                              $  12,643        $   4,580        $  (5,438)
                                                      =========        =========        =========

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2001 (Expressed in thousands of United States dollars)

                                                                          2001            2000             1999
                                                                      ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net (loss) income                                                 $  (3,933)       $  44,225        $   3,207
    Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
       Amortization of investment premiums (discounts), net                 855             (478)               9
       Realized (gains) losses, net on investments                         (616)            (544)         (30,355)
       Changes in, net:
          Reinsurance premiums receivable                               (16,937)          (3,959)            (713)
          Funds held by reinsured companies                                  --               --            2,434
          Deferred premiums ceded                                          (108)            (736)            (384)
          Loss reserves recoverable                                         506            3,398           (4,585)
          Accrued investment income                                      (3,537)          (1,615)           1,063
          Deferred acquisition costs                                       (584)            (269)              68
          Prepaid expenses and other assets                                 204              410             (961)
          Reserve for losses and loss adjustment expenses               100,849          (50,083)          59,215
          Unearned premiums                                               5,372            2,704           (1,238)
          Reinsurance premiums payable                                      812             (270)           1,190
          Deferred commissions                                               16              169               33
          Accounts payable and accrued liabilities                          653             (311)            (328)
                                                                      ---------        ---------        ---------
                                                                         83,552           (7,359)          28,655
                                                                      ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of fixed maturity investments                            (611,936)        (224,097)        (315,316)
    Proceeds from sales of fixed maturity investments                   370,341          194,449          233,673
    Proceeds from maturities of fixed maturity investments               26,000           12,000           59,050
    Purchases of equity investments                                    (107,749)          (5,836)         (81,908)
    Proceeds from sales of equity investments                             3,196           12,087          110,798
                                                                      ---------        ---------        ---------
                                                                       (320,148)         (11,397)           6,297
                                                                      ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from share issuance                                        546,404               96               --
    Cash dividends paid to shareholders                                  (4,010)              --          (27,849)
                                                                      ---------        ---------        ---------
                                                                        542,394               96          (27,849)
                                                                      ---------        ---------        ---------
NET  INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                        305,798          (18,660)           7,103
                                                                      ---------        ---------        ---------
CASH AND CASH EQUIVALENTS, beginning of year                              9,409           28,069           20,966
                                                                      ---------        ---------        ---------
CASH AND CASH EQUIVALENTS, end of year                                $ 315,207        $   9,409        $  28,069
                                                                      =========        =========        =========

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(Expressed in thousands of United States dollars except for per share amounts)


1.       GENERAL

IPC Holdings, Ltd. (the "Company") was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (formerly known as International Property Catastrophe Reinsurance Company, Ltd.) ("IPCRe"), provides reinsurance of property catastrophe risks worldwide, substantially all on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe's loss experience will generally include infrequent events of great severity. IPCRe's clients include many of the leading insurance companies in the world. Approximately 44% of premiums written in 2001 related to U.S. risks. The balance of IPCRe's covered risks are located principally in Europe, Japan and Australia/New Zealand.

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

On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary's purpose was to perform the same functions that were previously performed by the Company's representative office in London. IPCRe Services Limited ceased trading in January, 2000 and was dissolved on December 11, 2001.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. ("IPCUSL"), which acts as an Underwriting Agent for Allied World Assurance Company Ltd., a Bermuda-based Class 4 insurer (see Note 9 - Related Party Transactions).

On December 12, 2001, the Company completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, the Company sold 2,867,000 shares in a private placement to American International Group, Inc. ("AIG") at a price equal to the public offering price. Furthermore, AIG exercised an option which had been granted at the time of the company's formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

2.       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a)       Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, IPCRe Services Limited (through December 11, 2001)and IPCUSL (together "IPC"). All significant intercompany transactions have been eliminated in consolidation.

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

c)       Reserve for losses and loss adjustment expenses

         The reserve for losses and loss adjustment expenses, which includes an allowance for losses and loss adjustment expenses incurred but not reported, is based on reports, individual case estimates received from ceding companies, actuarial determinations and management's best estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known.

d)       Investments

         Investments consist of fixed income securities and common stock. Investments are stated at market value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are included as a separate component of shareholders' investment. Unrealized depreciation in the value of individual securities considered by management to be other than temporary, is charged to income in the period it is determined.

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

f)       Cash and cash equivalents

         Cash and cash equivalents include amounts held in banks, time deposits and commercial paper with maturities of less than three months from the date of purchase.

g)       Net income per common share

         The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires dual presentation of basic and diluted earnings per share. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

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

3.       INVESTMENTS

a) The cost or amortized cost, gross unrealized gains, gross unrealized losses and market value of investments available for sale by category as of December 31, 2001 and December 31, 2000 are as follows:

                                               Cost or          Gross           Gross
                                              Amortized      Unrealized      Unrealized       Market
December 31, 2001                               Cost            Gains           Losses         Value
-----------------                             ---------      ----------      ----------       -------
U.S. Government and government agencies       $148,208          3,423            (262)        151,369
Other governments                              102,534          2,823             (10)        105,347
Corporate                                      426,296          9,732            (183)        435,845
Supranational entities                          63,696          2,008             (41)         65,663
                                              --------       --------          ------         -------
                                              $740,734         17,986            (496)        758,224
                                              ========       ========          ======         =======
Equity investments                            $163,828          6,757         (11,715)        158,870
                                              ========       ========          ======         =======

                                                Cost or         Gross           Gross
                                               Amortized      Unrealized      Unrealized          Market
December 31, 2000                                Cost           Gains           Losses            Value
-----------------                             ----------      ----------      ----------        ---------
U.S. Government and government agencies       $ 125,877       $   1,965        $  (1,050)       $ 126,792
Other governments                                77,811           1,303             (216)          78,898
Corporate                                       263,044           1,923           (1,445)         263,522
Supranational entities                           52,462           1,996              (10)          54,448
                                              ---------       ---------        ---------        ---------
                                              $ 519,194       $   7,187        $  (2,721)       $ 523,660
                                              ==========      =========        =========        =========
Equity investments                            $  65,348       $  11,078        $ (10,964)       $  65,462
                                              ==========      =========        =========        =========

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2001 are as follows:

                                             Amortized        Market
                                               Cost           Value
Due in one year or less                      $ 40,146         40,922
Due after one year through five years         564,936        580,383
Due after five years through ten years        135,652        136,919
                                              -------        -------
                                             $740,734        758,224
                                             ========        =======

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

         Under an agreement effective September 20, 1994, amended in 1999 and 2001, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe's investments in an amount not to exceed the aggregate letters of credit outstanding to a maximum of $100,000 (2000: $27,500). As of December 31, 2001 and 2000 the bank had outstanding letters of credit of $17,026 and $22,339, respectively.

d)       Net investment income

                                                                 2001            2000           1999
                                                              --------        --------        --------
Interest on fixed maturity investments                        $ 32,595        $ 30,357        $ 29,315
Interest on cash and cash equivalents                            1,204           1,211           1,844
Net amortization of discounts (premiums) on investments           (855)            478               9
                                                              --------        --------        --------
                                                                32,944          32,046          31,168
Net dividend income from equities                                  886             611             748
Less: investment expenses                                       (1,585)         (1,568)         (1,589)
                                                              --------        --------        --------
Net investment income                                         $ 32,245        $ 31,089        $ 30,327
                                                              ========        ========        ========

e) Proceeds from sales of available for sale securities for the years ended December 31, 2001, 2000 and 1999 were $373,341, $206,536 and
         $344,471, respectively. Components of realized gains and losses are summarized in the following table:

                                       2001            2000            1999
                                     --------        --------        --------
Fixed maturity investments:
   Gross realized gains              $  7,589        $    367        $  1,021
   Gross realized losses                 (899)           (724)           (987)
                                     --------        --------        --------
   Net realized (losses) gains          6,690            (357)             34
                                     --------        --------        --------
Equity investments:
   Gross realized gains                   788           2,790          33,604
   Gross realized losses               (6,862)         (1,889)         (3,283)
                                     --------        --------        --------
   Net realized gains                  (6,074)            901          30,321
                                     --------        --------        --------

Total net realized gains             $    616        $    544        $ 30,355
                                     ========        ========        ========

         Included in gross realized losses on equity investments for the year ended December 31, 2001 were amounts totalling $5,315 in respect of declines in the value of individual securities which were considered to be other than temporary. Changes in net unrealized gains (losses) were $8,063, $10,018 and $(36,379), respectively, for the years ended December 31, 2001, 2000 and 1999.

f) The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

                                                   December 31,   December 31,
                                                      2001            2000
     Cash and cash equivalents                        29.4%            1.8%
     U.S. Government and government agencies          14.1%           23.8%
     AAA                                              16.9%           29.0%
     AA                                               32.2%           28.7%
     A                                                 7.4%           16.7%
                                                     -----           -----
                                                     100.0%          100.0%
                                                     =====           =====

         The primary rating source is Moody's Investors Service Inc. ("Moody's"). When no Moody's rating is available, Standard & Poor's Corporation ("S & P") ratings are used.

g) IPCRe holds equity investments in all of the companies which comprise the Standard & Poor's 500 Index ("S & P 500"). The number of shares of stock held is such that their weighting within IPCRe's portfolio matches the weighting of each stock within the index.

4.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimated fair values of IPC's financial instruments as of December 31, 2001 and December 31, 2000:

                                     December 31, 2001            December 31, 2000
                                 -----------------------       -----------------------
                                  Carrying       Fair          Carrying         Fair
                                   Value         Value          Value           Value
                                 --------       --------       --------       --------
Cash and cash equivalents        $315,207       $315,207       $  9,409       $  9,409
Fixed maturity investments        758,224        758,224        523,660        523,660
Equity investments                158,870        158,870         65,462         65,462

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

Premiums ceded to the reinsurance facility for the year ended December 31, 2001, 2000 and 1999, respectively were $4,419, $4,827 and $3,816 written, of which $4,311, $4,091 and $3,432 were expensed. Balances payable to the participants are displayed as reinsurance premiums payable on the balance sheet.

6.       COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

On December 12, 2001 shareholders contributed approximately $546,404 in additional funds through a public offering, a private placement, and the exercise of the AIG Option, as described in Note 1.

The authorized share capital of the Company as of December 31, 2001 and December 31, 2000 consisted of the following:

                                                                         Shares                          Additional
                                                      Authorized       Issued and         Share            Paid-in
December 31, 2001                                       Shares         Fully Paid        Capital           Capital
-----------------                                     ----------       ----------       ----------       ----------
Voting common shares, par value U.S. $0.01 each       75,000,000       48,172,776       $      482       $  846,101
Preferred shares, par value U.S. $0.01 each           25,000,000               --               --               --

                                                                         Shares                          Additional
                                                      Authorized       Issued and         Share            Paid-in
December 31, 2000                                       Shares         Fully Paid        Capital           Capital
-----------------                                     ----------       ----------       ----------       ----------
Voting common shares, par value U.S. $0.01 each       75,000,000       25,039,713       $      250       $  299,929
Preferred shares, par value U.S. $0.01 each           25,000,000               --               --               --

There are various restrictions on the ability of certain shareholders to dispose of their shares.

In September 2001, the Company paid a dividend of $0.16 per share to holders of its common shares.

The Company did not pay dividends during 2000.

In March, June, September and December 1999, respectively, the Company paid quarterly dividends of $0.3175, $0.3175, $0.3175 and $0.16, per share to holders of its common shares.

7.       SHARE PURCHASE OPTIONS

In conjunction with the private placement offering at the formation of the company, the Company granted to AIG an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (the "AIG Option"). The AIG Option was exercisable in certain circumstances, including an offering of common stock subsequent to the initial public offering referred to in Note 1. Concurrent with the offering in December 2001 described in Note 1, AIG elected to exercise the option in full.

The Company also adopted a Stock Option Plan (the "Plan"), effective February 15, 1996. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (2000: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2001, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the provisions of SFAS 123, "Accounting for Stock-based Compensation", versus compensation expense under the provisions of APB Opinion No. 25, would be an increase to compensation expense of $689, $740 and $412 for the years ended December 31, 2001, 2000 and 1999, respectively, using the Black-Scholes option pricing model.

A summary of the status of the Company's stock option plan as of December 31, 2001, 2000 and 1999 and changes during the years then ended is presented in the tables and narrative below:

                                             2001                      2000                       1999
                                    ----------------------    ----------------------     ----------------------
                                    Number of     Exercise    Number of     Exercise     Number of     Exercise
                                     Shares         Price       Shares        Price         Shares        Price
                                    ---------     --------    ---------     --------     ---------     --------
Outstanding, beginning of year       291,032       $20.76       187,813       $23.87       125,938       $24.38
Granted                               71,000       $21.00       109,000       $15.19        61,875       $22.81
Exercised                             31,063       $15.94         5,781       $16.54            --           --
Forfeited                             79,250       $22.74            --           --            --           --
Expired                                   --           --            --           --            --           --
Outstanding, end of year             251,719       $20.80       291,032       $20.76       187,813       $23.87
Exercisable, end of year              94,966       $22.76       101,000       $22.77        50,642       $22.02

Weighted average fair value of
options granted (per share)         $   9.70                   $   6.79                   $   6.66

The fair value of options granted on January 2, 2001 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.83%; expected dividend yield of 3%; an expected life of 7 years; and an expected volatility of 56%.

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

                                         Weighted Average      Weighted                          Weighted
                      Outstanding at        Contractual        Average      Exercisable at        Average
 Range of Exercise   December 31, 2001   Periods in Years      Exercise    December 31, 2001  Exercise Price
       Price                                                    Price
 -----------------------------------------------------------------------------------------------------------
      $13-19              92,844               7.26             $15.45           34,344           $16.01
      $19-25             125,625               7.86             $21.75           35,687           $22.67
      $25-31                 0                   0              $ 0.00                0           $ 0.00
     Over $31             33,250               6.00             $32.19           24,935           $32.19
 -----------------------------------------------------------------------------------------------------------
      $13-33             251,719               7.14             $20.80           94,966           $22.76
 -----------------------------------------------------------------------------------------------------------

8.       NET (LOSS) INCOME PER COMMON SHARE

A reconciliation of the numerator and the denominator for basic and diluted net income per common share ("EPS") is given in the following table:

                                                                              Amount per
                                          (Loss) Income        Shares           share
                                           ------------      ----------       ----------
December 31, 2001

Basic EPS                                  $   (3,933)       26,266,019       $  (0.15)
No Effect of Options (anti-dilutive)
Diluted EPS                                $   (3,933)       26,266,019       $  (0.15)

December 31, 2000

Basic EPS                                  $   44,225        25,034,414       $   1.77
Effect of Dilutive Options                                      463,257
Diluted EPS                                $   44,225        25,497,671       $   1.73

December 31, 1999

Basic EPS                                  $    3,207        25,033,932       $   0.13
Effect of Dilutive Options                                      954,184
Diluted EPS                                $    3,207        25,988,116       $   0.12

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

         The following amounts were incurred for services provided by wholly-owned subsidiaries of AIG:

                                                      Investment         Investment
                                     Administrative   Management         Custodian
                                       Services        Services           Services
                                     --------------   ----------         ----------
Year ended December 31, 2001            $3,191         $1,269            $  316
Year ended December 31, 2000            $2,316         $1,189            $  379
Year ended December 31, 1999            $2,492         $1,219            $  370

         The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2001    $   1,212
December 31, 2000          989

d)       Underwriting Services

         IPCUSL is party to an agreement with Allied World Assurance Company Ltd. ("AWAC"), a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Holdings, Ltd., a company in which AIG has a 23.4% ownership interest. Under this agreement, IPCUSL underwrites and places property catastrophe treaty reinsurance written by AWAC, on an exclusive basis. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which has an initial term of three years, commencing December 1, 2001.

         No business was written under the agreement prior to December 31, 2001, so no income was recorded.

e)       Related Party Business

         IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $15,603, $10,004 and $8,862, respectively, for the years ended December 31, 2001, 2000 and 1999. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $4,866, $5,308 and $4,870, respectively, for the years ended December 31, 2001, 2000 and 1999. Brokerage fees and commissions incurred in respect of this business were approximately $487, $531 and $467, respectively, for the years ended December 31, 2001, 2000 and 1999. IPCRe ceded premiums to a company affiliated with a shareholder (see Note 5). Premiums ceded were $442, $483 and $382, respectively, for the years ended December 31, 2001, 2000 and 1999. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2001 and December 31, 2000 were $3,644 and $3,847, respectively. Reinsurance premiums payable to related parties as of December 31, 2001 and 2000 were $197 and $95, respectively.

f) A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10.      RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

                                                 2001            2000            1999
                                                 ----            ----            ----
Balance, beginning of year                   $  60,171        $ 106,856        $  52,226
                                             ---------        ---------        ---------
Net losses incurred related to:

     Current year                              133,629           13,508          116,322
     Prior years                                 3,922           40,153           13,040
                                             ---------        ---------        ---------
                                               137,551           53,661          129,362
                                             ---------        ---------        ---------

Net paid losses related to:

     Current year                               (9,494)          (2,648)         (37,013)
     Prior years                               (25,553)         (94,104)         (37,270)
                                             ---------        ---------        ---------
                                               (35,047)         (96,752)         (74,283)

Effect of foreign exchange movements            (1,149)          (3,594)            (449)
                                             ---------        ---------        ---------

Total net reserves, end of year                161,526           60,171          106,856

Loss reserves recoverable, end of year             681            1,187            4,585
                                             ---------        ---------        ---------

Gross loss reserves, end of year             $ 162,207        $  61,358        $ 111,441
                                             =========        =========        =========

Losses incurred in the year ended December 31, 2001 included $116,000 in respect of the September 11 attack on the World Trade Center, of which $113,587 were reserves (gross and net). Losses incurred in the year ended December 31, 2001 in respect of prior years included claims from the hailstorm which struck Louisiana in 2000, claims from the Norwegian Catastrophe Pool for 2000, and increases for proportional aviation treaties.

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

11.  WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

                                      December 31, 2001           December 31, 2000             December 31, 1999
                                  ------------------------     -----------------------      ------------------------
                                   Premiums                    Premiums                     Premiums
                                   Written            %        Written              %        Written             %
                                  ------------------------     -----------------------      ------------------------
Geographic Area (1)
-------------------
United States                     $ 57,971           43.6%     $ 39,107           41.7%     $ 37,043           38.1%
Worldwide (2)                       22,165           16.7%       14,992           16.0%       14,570           15.0%
Worldwide
   (excluding the U.S.) (3)          5,758            4.3%        4,827            5.2%        5,739            5.9%
United Kingdom                      14,713           11.1%       10,467           11.1%        9,684           10.0%
Europe (excluding the U.K.)         11,722            8.8%        8,677            9.3%        9,748           10.0%
Japan                                7,383            5.5%        4,175            4.5%        3,492            3.6%
Australia/New Zealand                5,701            4.3%        5,188            5.5%        7,774            8.0%
Other                                7,644            5.7%        6,324            6.7%        9,112            9.4%
                                  ------------------------     -----------------------      ------------------------
                                  $133,057          100.0%     $ 93,757          100.0%     $ 97,162          100.0%
                                  ========================     =======================      ========================

(1) Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2) Includes contracts that cover risks primarily in two or more countries, including the United States.

(3) Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12.      CONCENTRATION AND CREDIT RISK

As of December 31, 2001 and December 31, 2000, IPC held U.S. Treasury notes which represented approximately 6% and 11%, respectively, of shareholders' investment.

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk.

A single broker accounted for approximately 42%, 36% and 33%, respectively, of total premiums written for the years ended December 31, 2001, 2000 and 1999. Five brokers accounted for approximately 85%, 79% and 76%, respectively, of total premiums written for the years ended December 31, 2001, 2000 and 1999.

13.      COMMITMENTS AND CONTINGENCIES

IPCRe sometimes enters into forward foreign exchange contracts for purposes of hedging its investment portfolio or known reinsurance losses denominated in foreign currencies. The fair value of forward foreign exchange contracts represents the estimated cost to IPCRe as of the balance sheet date of obtaining the specified currency to meet the obligation of the contracts. Changes in the value of these contracts offset the foreign exchange gains and losses in the foreign currency denominated assets and liabilities being hedged. As of December 31, 2001 IPCRe had no forward foreign exchange contracts outstanding.

14.      CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. In July, 2001, the amount was reduced to $150,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 2001 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

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

                                         December 31, 2001     December 31, 2000
                                         -----------------     -----------------
Actual statutory capital and surplus        $1,104,172           $  557,594
Minimum statutory capital and surplus       $  100,000           $  100,000

IPCRe's statutory net (loss) income for the years ended December 31, 2001, 2000 and 1999, was $(3,724), $44,961 and $4,018, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2002 without such notification is approximately $276,043.

16.      PENSION PLAN

Effective December 1, 1995, IPC adopted a defined contribution retirement plan for its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPC will contribute an amount equal to 5% of each participant's salary. In addition, IPC has entered into individual pension arrangements with a number of specific employees. Pursuant to these plans, IPC contributes an amount equal to 5% of each participant's salary. IPC contributions under the various plans are fully funded, and amounted to approximately $89, $102 and $145 in 2001, 2000 and 1999, respectively.

17.      TAXES

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company, IPCRe and IPCUSL have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

The Company, IPCRe and IPCUSL do not consider themselves to be engaged in a trade or business in the United States and, accordingly, do not expect to be subject to United States income taxes.

IPCRe Services Limited is a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2001, 2000 and 1999 was not material to the consolidated financial statements.

IPCRe Europe Limited, upon commencement of operations, is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2001, 2000 and 1999 is not material to the consolidated financial statements.

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

19.      UNAUDITED QUARTERLY FINANCIAL DATA

                                                    Quarter          Quarter        Quarter           Quarter
                                                     Ended            Ended          Ended             Ended
                                                    March 31,        June 30,       Sept. 30,         Dec. 31,
                                                      2001            2001            2001              2001
                                                   ---------        ---------       ---------        ---------
Gross premiums written                             $  65,622        $  26,965       $  33,081        $   7,389
Net premiums earned                                   24,487           24,845          45,111           28,932
Net investment income                                  8,061            7,574           7,871            8,739
Realized (losses) gains, net                           3,864              587           1,703           (5,538)
Losses and loss adjustment expenses, net               6,697            7,212         116,715            6,657
Net income (loss)                                     23,905           20,835         (68,979)          20,306
Net income (loss) per common share - basic         $    0.95        $    0.83       $   (2.75)       $    0.68
Net income (loss) per common share - diluted       $    0.91        $    0.79       $   (2.75)       $    0.65

                                                    Quarter          Quarter        Quarter           Quarter
                                                     Ended            Ended          Ended             Ended
                                                    March 31,        June 30,       Sept. 30,         Dec. 31,
                                                      2000             2000           2000             2000
                                                   ---------        ---------       ---------        ---------
Gross premiums written                             $  57,833        $  20,200       $  10,530        $   5,194
Net premiums earned                                   22,727           23,519          20,195           20,520
Net investment income                                  7,587            7,823           7,861            7,818
Realized gains (losses), net                            (143)             445              13              229
Losses and loss adjustment expenses, net              14,912           22,066           7,812            8,871
Net income                                             9,811            3,476          15,029           15,909
Net income per common share - basic                $    0.39        $    0.14       $    0.60        $    0.64
Net income per common share - diluted              $    0.39        $    0.14       $    0.59        $    0.61

20.      SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of the subsidiary, IPCRe Limited, is as follows:

                                              Year Ended        Year Ended         Year Ended
Statement of (Loss) Income                December 31, 2001  December 31, 2000  December 31, 1999
--------------------------                -----------------  -----------------  -----------------
Gross written premiums                        $ 133,057         $  93,757         $  97,162
Net premiums earned                             123,375            86,961            94,967
Investment income, net                           32,244            31,086            30,322
Realized gain (loss), net                           616               544            30,355
Incurred losses, net                           (137,551)          (53,661)         (129,362)
Acquisition costs, net                          (12,686)           (9,049)          (13,028)
General & admin. expenses and exchange
   loss, net                                     (9,017)          (10,750)           (9,362)
                                              ---------         ---------         ---------
Net (loss) income                             $  (3,019)        $  45,131         $   3,892
                                              =========         =========         =========
Loss ratio                                        111.5%             61.7%            136.2%
Expense ratio (excluding exchange loss,
   net)                                            17.1%             20.1%             23.1%
Combined ratio                                    128.6%             81.8%            159.3%

Balance sheet at                         December 31, 2001  December 31, 2000
----------------                         -----------------  -----------------
Cash & investments                           $1,232,121       $  598,394
Reinsurance balances receivable                  42,356           25,419
Other assets                                     29,189           25,979
                                             ----------       ----------
Total assets                                 $1,303,666       $  649,792
                                             ==========       ==========

Unearned premiums                            $   24,440       $   19,068
Reserves for losses                             162,207           61,358
Other liabilities                                 8,696            7,996
                                             ----------       ----------
Total liabilities                               195,343           88,422
                                             ----------       ----------

Common stock                                    250,000          250,000
Additional paid-in capital                      595,409           49,500
Retained earnings                               250,271          257,290
Accumulated other comprehensive income
   (loss)                                        12,643            4,580
                                             ----------       ----------
Total liabilities and shareholder's
   investment                                $1,303,666       $  649,792
                                             ==========       ==========