Form 10-K, Exhibit 13
period 2002-12-31
IPC HOLDINGS LTD
filed 2003-03-18
CIK 909815

Exhibit 13.1

IPC HOLDINGS, LTD, AND SUBSIDIARIES

PORTIONS OF ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to “we”, “our” or “IPC” mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited (“IPCRe”), and IPCRe Underwriting Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2002.

General

     We commenced operations in June 1993. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

     In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year. Generally, about 60% (by volume) of premiums we write each year are for contracts which have effective dates in the first quarter, about 20% in the second quarter, and about 15% in the third quarter. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is generally twelve months.

     Property catastrophe reinsurers tend to experience significant fluctuations in operating results because of, among other factors, frequency of occurrence or severity of catastrophic events, competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets or improve their future earnings by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders’ equity (also known as “policyholders’ surplus” in mutual companies), increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

     Events from 1996 to 2002 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997, 2000 and 2002, few catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999 and 2001 in many parts of the world, including Hurricane Georges in 1998 (estimated industry-wide insured losses in excess of $4 billion), a hailstorm which struck Sydney, Australia in April, 1999 (estimated industry losses of $1.6 billion), Hurricane Floyd (estimated industry losses of $2.2 billion), and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (estimated industry losses in excess of $9 billion). In June 2001, Tropical Storm Allison affected parts of Texas (estimated industry losses of $2.5 billion) and on September 11, 2001, terrorist attacks were carried out in the U.S. (estimated industry losses of $30 billion to $70 billion).

     From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999. Significant claims incurred by many reinsurers during 2000 as a result of events in late 1999, followed by several catastrophic events in 2001, resulted in a contraction of capacity. Consequently, renewals during the fourth quarter of 2000 and throughout 2001 and 2002 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, with significantly higher increases for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. It is possible that the additional capital affected price increases in 2002, as they were not as large as previously anticipated. Pricing in 2003 and beyond will also be affected by the frequency or severity of catastrophic events, or absence thereof. We believe that we have benefitted from improving market conditions because of our reputation, capital base, Standard & Poor’s (“S & P”) and A.M. Best ratings and long-standing client relationships. We have been able to offer additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients. These factors have been reflected in the significant increase in our written premium volume in 2002 in comparison to 2001.

     With respect to terms and conditions other than pricing, for 2002 renewals the coverage of claims that are the result of “terrorist acts” was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages, except where caused by nuclear, biological or chemical means. During 2002, IPCRe participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

     On November 26, 2002, the Terrorism Risk Insurance Act of 2002, (“TRIA”) was signed into law. TRIA establishes a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists’ acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages.

     Under TRIA, the U.S. Secretary of the Treasury determines whether an act is a covered terrorist act, and if it is covered, losses resulting from that act ultimately are shared among insurers, the federal government and policyholders. Generally, insurers pay all losses to policyholders, retaining a defined “deductible” and 10% of losses above the deductible. The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. An insurer’s deductible in 2003 is 7% of the insurer’s 2002 direct earned premiums, and rises to 10% of 2003 direct earned premiums in 2004, and, if the program continues in 2005, 15% of 2004 direct earned premiums in 2005. The program terminates at the end of 2004 unless the Secretary of the Treasury extends it to 2005. Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005, and no insurer that has met its deductible shall be liable for the payment of its portion of the aggregate industry insured loss that exceeds $100 billion, thereby capping the insurance industry’s and each insurer’s ultimate exposure to terrorist acts covered by TRIA. Since TRIA does not apply to reinsurance companies, it will have no direct impact on IPCRe. Until such time as the prices being asked by insurance companies for terrorism cover, and the clients acceptance (take-up rate) of the terms and conditions of the cover, are known, it is unclear how this legislation will affect our potential writings of U.S. terrorism cover in 2003. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2003.

Critical Accounting Policies

     Our significant accounting policies are described in the Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income (loss): premiums, losses (claims), including reserves and investments / investment income.

     Premiums

     Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of premium is contractually documented at inception, and no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using the initial estimates, and then adjust them once a sufficient period for actual premium reporting has elapsed, normally around three years. For the year ended December 31, 2002 the net amount of premium written resulting from estimate accruals was approximately 2% of total premiums written. We also accrue for reinstatement premiums (premiums paid to reinstate reinsurance coverage following a claim) on loss reserves. Such accruals are based upon actual contractual terms, and the only element of management judgement involved is with respect to the amount of loss reserves, as described below. The amount accrued at December 31, 2002 for reinstatement premiums on Reported But Not Enough losses (“RBNE”) and Incurred But Not Reported (“IBNR”) loss reserves was $2.4 million, the majority of which relates to claims from the terrorist attack on the World Trade Center.

     Loss Reserves

     Under generally accepted accounting principles in the United States of America, we are not permitted to establish loss reserves with respect to reinsurance until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

     Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

     The reserve for losses and loss adjustment expenses is based upon reports from industry sources, individual case estimates received from ceding companies, output from commercially available catastrophe loss models and management’s estimates. When a catastrophic event occurs, we first attempt to determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. Since 1993, we have contracted Applied Insurance Research, Inc. for the use of their proprietary models — currently CATRADER ® — as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best’s data and direct exposure information obtained from our clients. Once an event occurs, we establish a specific reserve for that event, based upon estimates of total losses incurred by the ceding insurers as a result of the event and a specific estimate of the portion of such loss we have reinsured. Management’s estimates are used mostly for IBNR or RBNE loss amounts. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event. For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) which is adjusted as actual experience becomes known.

     In the years ended December 31, 2002 and 2001, the amount of development of losses in respect of prior years was not significant, at $4.5 million and $3.9 million, respectively. In the year ended December 31, 2000 we incurred significant losses with respect to prior years because of delayed reporting of claims by ceding companies. In particular, several major events took place in the last week of December, 1999 which made estimation of losses from those events at December 31, 1999 inherently more difficult.

     At December 31, 2002 management’s estimates for IBNR/RBNE represented approximately 27.9% of total loss reserves. The majority of the estimate related to reserves for claims from the attack on the World Trade Center, the floods which affected central and eastern Europe in August 2002 and reserves for proportional treaties. In accordance with IPCRe’s registration under the Bermuda Insurance Act 1978 and Related Regulations (the “Insurance Act”), the loss reserves are certified annually by an independent loss reserve specialist.

     Investments

     In accordance with our investment guidelines, our investments consist of certain marketable equity securities and high-grade marketable fixed income securities. Investments are carried at fair value as determined by the most recently traded price of each security at the balance sheet date. In accordance with SFAS 115, unrealized gains and losses are included within Accumulated Other Comprehensive Income as a separate component of Shareholders’ Equity. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

     We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss as a separate component of our shareholders’ equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of income (loss). The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC’s management, which includes the views of our investment managers and a regular review of our investments. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.

     We review all securities that are trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time. We generally focus our attention on all securities whose market value is less than 75% of their cost. The specific factors we consider in evaluating potential impairment include the following:

•	The extent of decline in value

•	The length of time the security is below cost

•	The future prospects of the issuer, or in the case of mutual funds, the future prospects of the fund

•	Whether the decline appears to be related to general market or industry conditions, or is issuer-specific

•	Our intent and ability to hold the security

•	Other qualitative and quantitative factors

     During 2002, we wrote down the cost basis of securities where we considered the decline in value to be other than temporary, in the amount of $49.1 million. In 2001, the total amount of similar impairment charges was $5.3 million. The impairment charges during the first six months of 2002 as well as those in the year ended December 31, 2001, related to individual stocks that were part of our portfolio of 500 stocks which was structured to replicate the S & P 500 Index. The entire portfolio of these stocks was sold in September 2002, and the proceeds were invested in a mutual fund which has the same overall characteristics as those of the S & P 500 Index. In addition, we hold investments in two other mutual funds, managed by AIG/Sun America. None of the funds have a significant concentration in any business sector; accordingly, the value of our equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Since there is a portfolio of securities within a mutual fund, the qualitative issues are usually broader than those for individual securities, and therefore the assessment of impairment is inherently more difficult and requires more management judgement. We took impairment charges on both funds in the amount of $40.6 million in the fourth quarter of 2002.

     The following table summarizes the total unrealized gains and losses included as a separate component of shareholders’ equity:

	At December 31,

	2002	2001

	$000	$000
Gross unrealized (losses):
Fixed maturity securities	(816)	(496)
Equity securities	(3,509)	(10,876)

	(4,325)	(11,372)

Gross unrealized gains:
Fixed maturity securities	40,993	18,097
Equity securities	3,591	5,918

	44,584	24,015

Total net unrealized gains (losses)	40,259	12,643

     The following table summarizes, for equity securities in an unrealized loss position at December 31, 2002 and 2001, respectively, the aggregate cost and gross unrealized losses by length of time those securities have been continuously in an unrealized loss position:

	At December 31, 2002		At December 31, 2001

		Gross		Gross
	Cost	unrealized loss	Cost	unrealized loss

	$000	$000	$000	$000
Equity securities:
0 - 6 months	35,000	1,502	117,050	4,491
7 - 12 months	10,000	2,007	8,010	3,092
Over 12 months	0	0	13,178	3,293

	45,000	3,509	138,238	10,876

     At December 31, 2002 we did not hold any securities that are not investment grade, not rated or not traded on a recognized exchange.

Results of Operations

     Years Ended December 31, 2002, 2001 and 2000

     In the twelve months ended December 31, 2002, we wrote gross premiums of $259.7 million, compared to $133.1 million and $93.8 million written in the years ended December 31, 2001 and 2000, respectively. These writings included reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Reinstatement premiums were $1.4 million, $21.1 million and $2.1 million, for the years ended December 31, 2002, 2001 and 2000, respectively. The significant increase in 2001 was due to the volume of claims relating to the attack on the World Trade Center. In both 2002 and 2001, we had increased participation and additional business from existing clients and selectively wrote business for new clients. In 2002 and 2001, we also benefitted from rate increases, generally in the range of 10% to 20%, but as high as 25% in some cases. In addition, during both 2002 and 2001, we decided not to renew some contracts with unsatisfactory rates or terms. For renewals of loss-free contracts (contracts for which no claims were made during the last policy period) at January 1, 2003, we have seen an overall average rate increase of 3% to 8% in the U.S., and between 5% and 10% for non-U.S. business. Rate increases for loss-impacted contracts have been significantly higher. We currently believe that these levels of rate increase will be sustained on most renewals during 2003.

     We purchase reinsurance to reduce our exposure to large losses. (See Note 5 to the Consolidated Financial Statements — “Ceded Reinsurance”.) In the years ended December 31, 2002, 2001 and 2000, premiums ceded to these facilities were $5.4 million, $4.4 million and $4.8 million, respectively, reducing net premium writings for those years to $254.3 million, $128.6 million and $88.9 million, respectively. This represents an increase of net written premiums of 97.7% and 44.7%, respectively.

     Premiums earned were $226.4 million, $123.4 million and $87.0 million in the years ended December 31, 2002, 2001 and 2000, respectively, representing increases of 83.5% and 41.9%, respectively. Earned premiums increased from 2001 to 2002 because of the significant increase in written premiums during the previous twelve months, which more than offset the significant amount of reinstatement premiums recorded in 2001, which are fully earned when written. Excluding reinstatement premiums, net premiums earned increased by 20.6% from $84.8 million in 2000 to $102.2 million in 2001, and then by a further 120.0% to $225.0 million in 2002.

     We earned net investment income of $49.3 million in the year ended December 31, 2002 compared to $32.2 million earned in the year ended December 31, 2001, and $31.1 million in the year ended December 31, 2000. These amounts are net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. (“AIG”). (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.) These fees totaled $2.9 million in 2002 and $1.6 million in each of 2001 and 2000. The increase in net investment income in 2002 compared to 2001 was primarily due to the significant increase in invested assets of approximately $546 million in December 2001, which resulted from a public offering of shares concurrent with a private placement of shares to AIG, as well as AIG’s exercise of an option granted at the Company’s inception. The increase in the average balance of invested assets more than offset the reduction in overall portfolio yield. This reduction in overall portfolio yield is due to declining interest rates, as well as an increase in the allocation to equities during 2002 and 2001. At December 31, 2002 the portfolio consisted of cash and cash equivalents, high quality fixed maturity investments, investments in a global equity fund and a North American equity fund, both managed by AIG/Sun America, and an investment in an Institutional Index fund, which has similar characteristics to those of the S & P 500 Index.

     We recorded a net realized loss of $(44.9) million on investments for the year ended December 31, 2002, compared to net realized gains of $0.6 million and $0.5 million for the years ended December 31, 2001 and 2000, respectively. As noted above, the amounts for 2002 and 2001 include write-downs of $49.1 million and $5.3 million, respectively, in the cost basis of certain stocks where management had determined there had been a decline in value which was other-than-temporary. In accordance with SFAS 115, such a write-down is recognized as a realized loss in the income statement, even though there were no sales of the securities. Generally, net gains and losses fluctuate from period to period, depending on the securities sold as recommended by our investment advisor. Net unrealized gains (losses) on our investment portfolio (see Note 3 to the Consolidated Financial Statements – “Investments”) were $40.3 million at December 31, 2002, compared to $12.6 million at December 31, 2001, and $4.6 million at December 31, 2000.

     We incurred losses and loss adjustment expenses of $38.8 million, $137.6 million and $53.7 million in the years ended December 31, 2002, 2001 and 2000, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2002 compared to the high frequency and severity of events during 2001. A significant proportion of the losses we incurred in 2000 were the result of prior year events, especially those which occurred in the latter portion of 1999.

     In 2002, we incurred losses from the floods which affected central and eastern Europe in August ($18.5 million); reserves established for 2002 pro rata treaties ($6.5 million); fires in Canada ($2.0 million); other European weather-related losses ($2.2 million), as well as some development of losses from the attack on the World Trade Center ($6.0 million).

     Despite the large number of catastrophes that took place around the world in 2001, we incurred losses primarily from three events: $116.0 million for the attack on the World Trade Center, $8.3 million for Tropical Storm Allison, and $4.1 million for a hailstorm which affected the mid-Western United States in April.

     During 2000, the events which occurred from which we primarily incurred losses were: an explosion at the Kuwait National Petroleum refinery; a satellite loss; and winter floods and storms that affected parts of Europe. These events resulted in incurred losses of approximately $4.6 million. All other events occurring in 2000 produced incurred losses totalling $8.9 million. The balance of the losses resulted from the development of claims from prior year events ($40.2 million), in particular Cyclones Lothar and Martin, claims from which saw development of approximately $23 million, due to delayed reporting of claims by ceding companies. Loss payments during the years ended December 31, 2002, 2001 and 2000 were $83.9 million, $35.0 million and $96.8 million, respectively. Our loss and loss expense ratio for 2002 was 17.1%, compared to 111.5% in 2001 and 61.7% in 2000.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $24.5 million, $12.7 million and $9.0 million for the years ended December 31, 2002, 2001 and 2000, respectively, after deferring those costs related to the unearned portion of premiums written. The increases from 2000 to 2001, and from 2001 to 2002 are due to the increase in earned premiums. Also, in 2000, we reduced an accrual for brokerage fees on reinstatement premiums which had been based on overly conservative assumptions.

     General and administrative expenses were $13.9 million, $9.4 million and $9.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $5.8 million, $3.2 million and $2.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.) In addition to this significant increase, other expense categories which had increased were salaries and other employee benefits, which increased because of increased salaries and additional employees, Letter of Credit charges, which increased because of the significant amount of collateral required by ceding companies for losses from the attack on the World Trade Center, and travel and representation costs. In 2001, operating costs which were below the 2000 levels were salaries and employee benefits, and other costs associated with the operation of IPCRe Services Limited, which ceased trading in 2000, as well as reductions due to the retirement of the former

President and CEO. Our expense ratio (the ratio of acquisition costs plus general and administrative expenses, to earned premiums) was 17.0%, 17.9% and 21.1% for the years ended December 31, 2002, 2001 and 2000, respectively.

     The following table summarizes the loss and loss expense ratio, expense ratio and combined ratio (sum of loss and loss expense ratio plus expense ratio) for the years ended December 31, 2002, 2001 and 2000, respectively:

	Year ended December 31,

	2002	2001	2000

Loss and loss expense ratio	17.1%	111.5%	61.7%
Expense ratio	17.0%	17.9%	21.1%
Combined ratio	34.1%	129.4%	82.8%

     The following table summarizes our net income (loss) and operating income (loss), which is net income (loss) adjusted for realized (gains) and losses, in each of the years in the three year period ended December 31, 2002, together with diluted net income (loss) per share and diluted operating income (loss) per share for the respective periods:

	Year ended December 31,

	2002	2001	2000

	$000	$000	$000
Net income (loss)	157,906	(3,933)	44,225
Adjustment for net realized losses (gains)	44,867	(616)	(544)

Operating income (loss)	202,773	(4,549)	43,681
Diluted net income (loss) per share	$3.27	$(0.15)	$1.73
Diluted operating income (loss) per share	$4.20	$(0.17)	$1.71

     Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Outstanding stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

Liquidity and Capital Resources

     IPC Holdings is a holding company that conducts no reinsurance operations of its own. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCRe Underwriting Services Limited (“IPCUSL”), which currently acts as an Underwriting Agent for a company which is related to AIG. (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.) IPC Holdings’ cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited under Bermuda legislation and IPCRe’s revolving credit facility.

     Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2003 was approximately $321.0 million.

     In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A. The original amount of the facility was $300 million, which was reduced to $150 million in June, 2001. The facility expires in June 2003. The facility limits the amount of dividends that may be paid by IPCRe to IPC Holdings to the lesser of i) the excess of IPCRe’s aggregate positive net income from March 31, 1998 to the end of the then-current fiscal quarter over the aggregate amount of all dividends and distributions paid during the same period, or ii) the excess of IPCRe’s positive consolidated net income for the prior four fiscal quarters over the aggregate amount of all dividends and distributions paid during the same period. IPCRe obtained waivers for this covenant from the lenders in the facility in order to pay dividends in September and December, 1999. No amounts have been drawn under this facility. The maximum amount of dividends that IPCRe could have paid in the fourth quarter of 2002 under the terms of the credit facility was $156.7 million.

     On December 12, 2001, we completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, we sold 2,847,000 shares in a private placement to AIG at a price equal to the public offering price. Furthermore, AIG exercised an option which had been granted at the time of the Company’s formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share. Total net proceeds raised from these transactions were approximately $546 million.

     Our sources of funds consist of premiums written, losses recovered from retrocedents, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated or used cash flows from operations of $180.9 million, $83.6 million and $(7.4) million in the years ended December 31, 2002, 2001 and 2000, respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for a large catastrophe means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. As noted above, loss payments during the years ended December 31, 2002 and 2001 were $83.9 million and $35.0 million, respectively. During 2003, we expect to pay the bulk of the $60.8 million of loss reserves we have accrued at December 31, 2002 for the terrorist attack on the World Trade Center, or other prior year events, as well as claims from other events that may occur during the year.

     With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates, and investments in three mutual funds, which invest in stocks of large capitalized companies in the U.S. and other major countries around the world. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see “Quantitative and Qualitative Disclosure about Market Risk” below for further explanation).

     As of December 31, 2002 all of our investments were classified as “Available for Sale”. Investments are carried at fair value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders’ equity. At December 31, 2002 and 2001, shareholders’ equity was $1,291.5 million and $1,105.8 million, respectively.

     At December 31, 2002, 75.2% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating. The primary rating source is Moody’s Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements – “Investments”). At December 31, 2002 the portfolio had an average maturity of 2.9 years and an average modified duration of 2.45 years.

     Net cash outflows used for investing activities in the years ended December 31, 2002, 2001 and 2000 were $479.7 million, $320.1 million and $11.4 million, respectively. Because of the timing of our offerings, cash and cash equivalents increased by $305.8 million during the year ended December 31, 2001, resulting in a balance of $315.2 million. Most of these funds were invested in January 2002, resulting in the reduction in cash and cash equivalents to a balance of $16.7 million at December 31, 2002.

     Our functional currency is the U.S. dollar. Our operating currency is generally also the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In 2002 we incurred a foreign exchange gain of $1.6 million, which was primarily the result of strengthening of the Euro and British pound. In 2001, we incurred a net foreign exchange loss of $(0.6) million, compared to $(2.3) million in 2000, which was primarily the result of significant declines in the value of several currencies during the year, in particular the Australian dollar, Euro and British pound. We currently do not — and as a practical matter cannot — hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2002, we had no forward contract hedges outstanding.

     Our investment portfolio does not currently include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not contain any investments in real estate or mortgage loans.

     IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $100.0 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. At December 31, 2002, 2001 and 2000, there were outstanding letters of credit of $86.5 million, $17.0 million and $22.3 million, respectively. The significant increase in 2002 was due to the increased requirements of our clients as a result of claims arising from the attack on the World Trade Center. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

     We believe that our revolving credit facility, operating cash flow and the relatively high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

     Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

     Neither the Company nor any of its subsidiaries has any other forms of off-balance sheet arrangements, or cash obligations and commitments, not already disclosed above.

Quantitative and Qualitative Disclosure about Market Risk

     The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates and equity prices.

     Measuring potential losses in fair values has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (“VaR”). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates of the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

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

     Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2002 and 2001. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2002 and 2001 using historical simulation methodology. At December 31, 2002 the VaR of IPCRe’s investment portfolio was approximately $17.3 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

     The following table presents the VaR of each component of market risk of IPCRe’s invested assets at December 31, 2002 and 2001, respectively, the quarterly points during 2002 and the average for the year ended December 31, 2002, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk	At	At	At	At	At	Average for year
	December 31,	September 30,	June 30,	March 31,	December 31,	ended December
	2002	2002	2002	2002	2001	31, 2002

Currency	$1,093	$892	$1,283	$1,351	$1,101	$1,144
Interest Rate	7,938	7,947	9,554	11,404	7,296	8,828
Equity	18,397	15,625	17,029	18,625	13,222	16,580

Sum of Risk	27,428	24,464	27,866	31,380	21,619	26,552
Diversification	(10,102)	(9,570)	(11,576)	(12,666)	(8,305)	(10,444)
Benefit

Total Net Risk	$17,326	$14,894	$16,290	$18,714	$13,314	$16,108

     IPCRe’s investment in equities (equity mutual funds) increased from $159 million at the end of 2001 to $217 million at the end of 2002. This caused the equity VaR (the risk due to the uncertainties in stock market movements) to increase from $13 million at the end of 2001 to $18 million at the end of 2002. The increase in equity investment also explains, to a large extent, the increase in aggregated VaR (the risk due to the combined uncertainties in the movements of exchange rate, interest rate, and stock market) from $13.3 million at the end of 2001 to $17.3 million at the end of 2002.

     IPCRe’s premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. At December 31, 2002, an estimated $11 million of reinsurance premiums receivable, and an estimated $33 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2002 we held U.S.$3.3 million in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2002 to be material.

Transactions with Non-Independent Parties

     All of our related party transactions have been disclosed in Note 9 to the Consolidated Financial Statements – “Related Party Transactions”. To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of IPC Holdings, Ltd.:

We have audited the accompanying consolidated balance sheet of IPC Holdings, Ltd. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet of IPC Holdings, Ltd. and subsidiaries as of December 31, 2001, and the related consolidated statements of (loss) income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG
Chartered Accountants
Hamilton, Bermuda
February 3, 2003

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001 (Expressed in thousands of United States dollars except for per share amounts)

	2002	2001

ASSETS:
Fixed maturity investments, available for sale, at fair value (Amortized cost 2002: $1,113,432; 2001: $740,734)	$1,153,609	$758,224
Equity investments, available for sale, at fair value (Cost 2002: $216,815; 2001: $163,828)	216,897	158,870
Cash and cash equivalents	16,656	315,207
Reinsurance premiums receivable	50,328	42,356
Deferred premiums ceded	819	1,228
Loss and loss adjustment expenses recoverable	405	681
Accrued investment income	24,163	18,841
Deferred acquisition costs	6,095	2,833
Prepaid expenses and other assets	5,003	3,476

	$1,473,975	$1,301,716

LIABILITIES:
Reserve for losses and loss adjustment expenses	$119,355	$162,207
Unearned premiums	51,902	24,440
Reinsurance premiums payable	1,555	1,732
Deferred commissions	127	218
Accounts payable and accrued liabilities	9,553	7,325

	182,492	195,922

SHAREHOLDERS’ EQUITY:
Share capital – 2002: 48,179,805 shares outstanding, par value $0.01; 2001: 48,172,776 shares outstanding, par value $0.01	482	482
Additional paid-in capital	846,397	846,101
Retained earnings	404,345	246,568
Accumulated other comprehensive income	40,259	12,643

	1,291,483	1,105,794

	$1,473,975	$1,301,716

APPROVED BY THE BOARD:

Director

Director

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2002
(Expressed in thousands of United States dollars except for per share amounts)

	2002	2001	2000

REVENUES:
Gross premiums written	$259,685	$133,057	$93,757
Change in unearned premiums	(27,462)	(5,372)	(2,704)

Premiums earned	232,223	127,685	91,053

Reinsurance premiums ceded	5,410	4,418	4,828
Change in deferred premiums ceded	409	(108)	(736)

Premiums ceded	5,819	4,310	4,092

Net premiums earned	226,404	123,375	86,961
Net investment income	49,320	32,245	31,089
Other income	2,684	0	0
Net realized (losses) gains on investments	(44,867)	616	544

	233,541	156,236	118,594

EXPENSES:
Losses and loss adjustment expenses, net	38,775	137,551	53,661
Acquisition costs, net	24,521	12,686	9,049
General and administrative expenses	13,893	9,381	9,311
Foreign exchange (gain) loss, net	(1,554)	551	2,348

	75,635	160,169	74,369

NET INCOME (LOSS)	$157,906	$(3,933)	$44,225

Basic net income (loss) per common share	$3.28	$(0.15)	$1.77
Diluted net income (loss) per common share	$3.27	$(0.15)	$1.73
Weighted average number of common shares – basic	48,173,362	26,266,019	25,034,414
Weighted average number of common shares – diluted	48,266,444	26,266,019	25,497,671

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2002
(Expressed in thousands of United States dollars)

	2002	2001	2000

NET INCOME (LOSS)	$157,906	$(3,933)	$44,225

OTHER COMPREHENSIVE INCOME:
Net holding (losses) gains on investments during year	(17,251)	8,679	10,562
Reclassification adjustment for losses (gains) included in net income (loss)	44,867	(616)	(544)

	27,616	8,063	10,018

COMPREHENSIVE INCOME	$185,522	$4,130	$54,243

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2002
(Expressed in thousands of United States dollars except for per share amounts)

	2002	2001	2000

COMMON SHARES PAR VALUE $0.01:
Balance, beginning of year	$482	$250	$250
Additional shares issued	—	232	—

Balance, end of year	$482	$482	$250

ADDITIONAL PAID-IN CAPITAL:
Balance, beginning of year	$846,101	$299,929	$299,833
Additional paid-in capital on shares issued	458	546,172	96
Reduction in paid-in capital on share repurchase	(162)	—	—

Balance, end of year	$846,397	$846,101	$299,929

RETAINED EARNINGS:
Balance, beginning of year	$246,568	$254,511	$210,286
Net income (loss)	157,906	(3,933)	44,225
Reduction on share repurchase	(129)	—	—
Dividends paid	—	(4,010)	—

Balance, end of year	$404,345	$246,568	$254,511

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance, beginning of year	$12,643	$4,580	$(5,438)
Other comprehensive income	27,616	8,063	10,018

Balance, end of year	$40,259	$12,643	$4,580

TOTAL SHAREHOLDERS’ EQUITY	$1,291,483	$1,105,794	$559,270

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2002
(Expressed in thousands of United States dollars)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$157,906	$(3,933)	$44,225
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of fixed maturity premiums (discounts), net	8,994	855	(478)
Net realized losses (gains) on investments	44,867	(616)	(544)
Changes in:
Reinsurance premiums receivable	(7,972)	(16,937)	(3,959)
Deferred premiums ceded	409	(108)	(736)
Loss and loss adjustment expenses recoverable	276	506	3,398
Accrued investment income	(5,322)	(3,537)	(1,615)
Deferred acquisition costs	(3,262)	(584)	(269)
Prepaid expenses and other assets	(1,527)	204	410
Reserve for losses and loss adjustment expenses	(42,852)	100,849	(50,083)
Unearned premiums	27,462	5,372	2,704
Reinsurance premiums payable	(177)	812	(270)
Deferred commissions	(91)	16	169
Accounts payable and accrued liabilities	2,228	653	(311)

Cash provided by (used in) operating activities	180,939	83,552	(7,359)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(1,092,085)	(611,936)	(224,097)
Proceeds from sales of fixed maturity investments	694,988	370,341	194,449
Proceeds from maturities of fixed maturity investments	28,676	26,000	12,000
Purchases of equity investments	(167,196)	(107,749)	(5,836)
Proceeds from sales of equity investments	55,960	3,196	12,087

Cash used in investing activities	(479,657)	(320,148)	(11,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share issuance	167	546,404	96
Cash dividends paid to shareholders	—	(4,010)	—

Cash provided by financing activities	167	542,394	96

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(298,551)	305,798	(18,660)

CASH AND CASH EQUIVALENTS, beginning of year	315,207	9,409	28,069

CASH AND CASH EQUIVALENTS, end of year	$16,656	$315,207	$9,409

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000
(Expressed in thousands of United States dollars except for per share amounts)

1.	GENERAL

IPC Holdings, Ltd. (the “Company”) was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (“IPCRe”), provides reinsurance of property catastrophe risks worldwide, substantially on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe’s loss experience will generally include infrequent events of great severity. IPCRe’s clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property-per risk excess, marine and other short-tail reinsurance in various parts of the world. Approximately 45% of total premiums written in 2002 related to U.S. risks (2001: 44%; 2000: 42%). The balance of IPCRe’s covered risks are located principally in Europe, Japan, Australia and New Zealand.

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

On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary’s purpose was to perform the same functions that were previously performed by the Company’s representative office in London. IPCRe Services Limited ceased trading in January, 2000 and was dissolved on December 11, 2001.

On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business primarily in Europe.

On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. (“IPCUSL”), which currently acts as an Underwriting Agent for Allied World Assurance Company Ltd, a Bermuda-based Class 4 insurer (Note 9).

On December 12, 2001, the Company completed a follow-on public offering in which 17,480,000 ordinary shares were sold (including the exercise of the over-allotment option of 2,280,000 shares) at $26.00 per share. Concurrent with the offering, the Company sold 2,847,000 shares in a private placement to American International Group, Inc. (“AIG”) at a price equal to the public offering price. Furthermore, AIG exercised an option (“AIG Option”) which had been granted at the time of the company’s formation, whereby they acquired 2,775,000 shares at an exercise price of $12.7746 per share (Note 7). Total net proceeds raised from these transactions were approximately $546,404. Direct offering costs incurred in connection with this public offering of $17,900 were deducted from the gross proceeds.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe, IPCRe Services Limited (through December 11, 2001) and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

b)	Premiums and acquisition costs

Premiums written are recorded at the policy inception date and are based on information received from ceding companies. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

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

c)	Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes an allowance for losses and loss adjustment expenses incurred but not reported, is based on reports from industry sources, individual case estimates received from ceding companies, actuarial determinations and management’s estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

d)	Investments

Investments consist of fixed income securities, equity securities and investments in mutual funds. Investments are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized on the accrual basis and includes the amortization of premiums and accretion of discounts on investments.

Unrealized gains and losses are included as a separate component of shareholders’ equity. Unrealized depreciation in the value of individual securities considered by management to be other-than-temporary, is charged to income in the period it is determined. IPCRe’s assessment of a decline in value includes judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future IPCRe may ultimately record a realized loss, after originally concluding that the decline in value was temporary. Factors which management consider in evaluating other-than-temporary declines in value include the extent of decline, the length of time the security is below cost, IPCRe’s intent and ability to hold the security, the future prospects of the issuer and other qualitative and quantitative factors.

e)	Translation of foreign currencies

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of net income.

f)	Cash and cash equivalents

Cash and cash equivalents include amounts held in banks, time deposits and commercial paper with maturities of less than three months from the date of purchase.

g)	Net income per common share

Net income per common share is calculated by dividing net income by the weighted average common stock outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

h)	Stock incentive compensation plan

In 1997, the Company adopted Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-based Compensation”. The Company’s stock incentive compensation plan is more fully described in Note 7. As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for its stock options and accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. No stock-based employee compensation cost has been reflected in these consolidated financial statements as all options have been granted under a fixed plan, and the exercise price is equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123.

	Year Ended December 31,

	2002	2001	2000

Net income (loss), as reported	$157,906	$(3,933)	$44,225
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(799)	(611)	(506)

Pro forma net income (loss)	$157,107	$(4,544)	$43,719

Earnings per share:
Basic – as reported	$3.28	$(0.15)	$1.77
Basic – pro forma	$3.26	$(0.17)	$1.75
Diluted – as reported	$3.27	$(0.15)	$1.73
Diluted – pro forma	$3.25	$(0.17)	$1.71

i)	Accounting pronouncements

On December 31, 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 148, “Accounting for Stock-Based Compensation and Disclosure” (“SFAS 148”), which is effective for fiscal years ending after December 15, 2002. SFAS 148 amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends disclosure requirements of SFAS 123 to require prominent disclosure about the method of accounting for stock based employee compensation and the effect of the method used to report results. SFAS 148 permits two additional transition methods for entities that adopt the preferable fair value method of accounting for stock-based employee compensation. In addition, the original prospective method of transition for changes to the fair value method under SFAS 123 will no longer be permitted in fiscal periods beginning after December 15, 2003. Management intends to adopt the fair value method of accounting for stock-based employee compensation on a prospective basis for all awards granted, modified or settled after January 1, 2003. Accordingly the Company will begin recording compensation costs based on the fair value of awards granted after January 1, 2003. Management has reviewed this Statement and has concluded that it is not likely to significantly affect the Company’s current financial reporting.

3.	INVESTMENTS

a)	The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments classified as available for sale by category as of December 31, 2002 and December 31, 2001 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2002	Cost	Gains	Losses	Value

Fixed Maturity Investments
U.S. government and government agencies	$101,357	$5,150	$—	$106,507
Other governments	172,204	7,268	—	179,472
Corporate	747,389	26,292	(788)	772,893
Supranational entities	92,482	2,283	(28)	94,737

	$1,113,432	$40,993	$(816)	$1,153,609

Equity investments	$216,815	$3,591	$(3,509)	$216,897

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2001	Cost	Gains	Losses	Value

Fixed Maturity Investments
U.S. government and government agencies	$148,208	$3,423	$(262)	$151,369
Other governments	102,534	2,823	(10)	105,347
Corporate	426,296	9,732	(183)	435,845
Supranational entities	63,696	2,008	(41)	65,663

	$740,734	$17,986	$(496)	$758,224

Equity investments	$163,828	$5,918	$(10,876)	$158,870

b)	The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2002 are as follows:

	Amortized	Fair
	Cost	Value

Due in one year or less	$99,357	$99,914
Due after one year through five years	850,531	883,323
Due after five years through ten years	163,544	170,372

	$1,113,432	$1,153,609

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c)	Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe’s bankers, in favour of the ceding company, at the request of IPCRe. Under an agreement effective September 20, 1994, amended in 1999 and 2001, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. As of December 31, 2002 and 2001 the bank had outstanding letters of credit of $86,513 and $17,026, respectively.

d)	Net investment income

	2002	2001	2000

Interest on fixed maturity investments	$57,693	$32,595	$30,357
Interest on cash and cash equivalents	2,732	1,204	1,211
Net amortization of discounts (premiums) on investments	(8,994)	(855)	478

	51,431	32,944	32,046
Net dividend income from equities	789	886	611
Less: investment expenses	(2,900)	(1,585)	(1,568)

Net investment income	$49,320	$32,245	$31,089

e)	Proceeds from sales of available for sale securities for the years ended December 31, 2002, 2001 and 2000 were $750,948, $373,537 and $206,536, respectively. Components of net realized gains and losses on investments are summarized in the following table:

	2002	2001	2000

Fixed maturity investments:
Gross realized gains	$14,463	$7,589	$367
Gross realized losses	(1,083)	(899)	(724)

Net realized gains (losses)	13,380	6,690	(357)

Equity investments:
Gross realized gains	5,708	788	2,790
Gross realized losses	(63,955)	(6,862)	(1,889)

Net realized (losses) gains	(58,247)	(6,074)	901

Total net realized (losses) gains	$(44,867)	$616	$544

Included in gross realized losses on equity investments for the years ended December 31, 2002, 2001 and 2000 are amounts totalling $49,030, $5,315 and $nil respectively, in respect of declines in the value of individual securities considered to be other than temporary.

f)	The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	December 31, 2002	December 31, 2001

Cash and cash equivalents	1.4%	29.4%
U.S. Government and government agencies	9.1%	14.1%
AAA	30.8%	16.9%
AA	33.9%	32.2%
A	24.8%	7.4%

	100.0%	100.0%

The primary rating source is Moody’s Investors Service Inc. (“Moody’s”). When no Moody’s rating is available, Standard & Poor’s Corporation (“S & P”) ratings are used and where split-ratings exist, the higher of Moody’s and S & P is used.

g)	At December 31, 2002, IPCRe held investments in three mutual funds: AIG Global Equity Growth Fund, AIG North American Equity Trust Fund, both of which are managed by AIG/Sun America and the Institutional Index Fund, managed by Vanguard. At December 31, 2001 IPCRe held equity investments in all of the companies which comprise the Standard & Poor’s 500 Index (“S & P 500”). The number of shares of stock held was such that their weighting within IPCRe’s portfolio matches the weighting of each stock within the index. The S & P 500 stocks were all sold in September 2002.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Investments are carried at fair value, based on quoted market prices provided by either independent pricing services or when such prices are not available, by reference to broker or underwriter bid indications. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable and accrued liabilities approximates their carrying value due to their relative short term nature.

The estimates of fair value of other assets and liabilities are subjective in nature and are not necessarily indicative of the amounts that the Company would actually realize in a current market exchange. However, any differences would not be expected to be material. Certain instruments such as deferred premiums ceded, loss and loss adjustment expenses recoverable, deferred acquisition costs, prepaid expenses, reserve for loss and loss adjustment expenses, unearned premiums and deferred commissions are excluded from fair value disclosure. Thus the total fair value amounts cannot be aggregated to determine the underlying economic value of the Company.

5.	CEDED REINSURANCE

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. This facility covers property catastrophe business written by IPCRe, and provides coverage up to $50,000 in each of at least 5 named zones, plus potentially other zones of IPCRe’s choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage and an override commission. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis (2001: 10%; 2000: 10%). Most reinsurers participating in the facility have ratings of A or above, and the minimum rating is A-.

Effective January 1, 2002 IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede $15,000 ultimate net loss in the aggregate per contract year to the facility. IPCRe’s retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe’s discretion. The reinsurer participating in this facility has a rating of A+.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe’s primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

6.	SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

On June 29, 1993 shareholders contributed total funds of $300,000 through a private placement offering of which $483 was used to pay placement costs.

On December 12, 2001 shareholders contributed approximately $546,404 in additional funds, net of placement costs of $17,900, through a public offering, a private placement, and the exercise of the AIG Option, as described in Notes 1 and 7.

The capital of the Company as of December 31, 2002 and December 31, 2001 consisted of the following:

		Shares Issued and		Additional Paid-in
December 31, 2002	Authorized Shares	Fully Paid	Share Capital	Capital

Voting common shares, par value U.S. $0.01 each	75,000,000	48,179,805	$482	$846,397
Preferred shares, par value U.S. $0.01 each	25,000,000	—	—	—

		Shares Issued and		Additional Paid-in
December 31, 2001	Authorized Shares	Fully Paid	Share Capital	Capital

Voting common shares, par value U.S. $0.01 each	75,000,000	48,172,776	$482	$846,101
Preferred shares, par value U.S. $0.01 each	25,000,000	—	—	—

There are various restrictions on the ability of AIG to dispose of their shares as they were acquired through private placement and are presently unregistered. In September 2001, the Company paid a dividend of $0.16 per share to holders of its common shares. The Company did not pay dividends during 2002 or 2000.

7.	SHARE PURCHASE OPTIONS

In conjunction with the private placement offering at the formation of the company, the Company granted to AIG an option to acquire up to 2,775,000 common shares at an exercise price of $12.7746 per share (“AIG Option”). The AIG Option was exercisable in certain circumstances, including an offering of common stock subsequent to the initial public offering. Concurrent with the public offering in December 2001, described in Note 1, AIG elected to exercise the option in full.

The Company also adopted a Stock Option Plan (the “Plan”), effective February 15, 1996. This plan was amended and approved by the shareholders in 1999. Under the amended Plan, approved by shareholders in June 1999, at the discretion of the Compensation Committee of the Board of Directors (the “Committee”), the Company may grant to certain employees up to 577,500 common shares, $0.01 par value (2001: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2002, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the fair value provisions of SFAS 123, “Accounting for Stock-based Compensation”, versus compensation expense under the provisions of APB Opinion No. 25, is shown in Note 1 (h).

A summary of the status of the Company’s stock option plan as of December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the tables and narrative below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	251,719	$20.80	291,032	$20.76	187,813	$23.87
Granted	127,500	$27.85	71,000	$21.00	109,000	$15.19
Exercised	16,275	$17.96	31,063	$15.94	5,781	$16.54
Forfeited	—	—	79,250	$22.74	—	—
Outstanding, end of year	362,944	$23.41	251,719	$20.80	291,032	$20.76
Exercisable, end of year	141,475	$22.19	94,966	$22.76	101,000	$22.77
Weighted average fair value of options granted (per share)	$10.64		$9.70		$6.79

The fair value of options granted on January 2, 2002 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.80%; expected dividend yield of 3.0%; an expected life of 7 years; and an expected volatility of 38.6%.

The fair value of options granted on January 2, 2001 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.83%; expected dividend yield of 3.0%; an expected life of 7 years; and an expected volatility of 56.0%.

The fair value of options granted during 2000 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of between 6.00% and 6.40%; expected dividend yields of 0.00% to 4.16%; an expected life of 7 years; and an expected volatility of 55% to 66%.

		Weighted
		Average	Weighted		Weighted
Range of	Outstanding	Contractual	Average	Exercisable	Average
Exercise	at December	Periods	Exercise	at December	Exercise
Price	31, 2002	in Years	Price	31, 2002	Price

$13-19	82,063	6.44	$15.38	50,813	$15.58
$19-25	120,131	6.91	$21.74	57,412	$22.26
$25-31	127,500	9.00	$27.85	0	$0.00
Over $31	33,250	5.00	$32.19	33,250	$32.19

8.	NET INCOME (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share (“EPS”):

	Income		Amount
	(Loss)	Shares	per share

December 31, 2002
Basic EPS	$157,906	48,173,362	$3.28
Diluted EPS	$157,906	48,266,444	$3.27
December 31, 2001
Basic EPS	$(3,933)	26,266,019	$(0.15)
Diluted EPS	$(3,933)	26,266,019	$(0.15)
December 31, 2000
Basic EPS	$44,225	25,034,414	$1.77
Diluted EPS	$44,225	25,497,671	$1.73

9.	RELATED PARTY TRANSACTIONS

In addition to the share purchase options discussed in Note 7, the Company and its subsidiaries have entered into the following transactions and agreements with companies affiliated with AIG:

a)	Administrative services

The Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited (“AIMS”), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $30 per annum. This agreement may be terminated by either party subject to three months’ written notice.

b)	Investment management services

IPCRe is party to an agreement with AIG Global Investment Corp. (Ireland) Limited (“AIGGIC”), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provides investment advisory and management services. This agreement is subject to termination by either party on 30 days’ written notice. IPCRe has agreed to pay fees to AIGGIC based on the month end market value of the total investment portfolio as follows:

Annual Fee
Portfolio Balance	in Basis Points

Up to $100,000	35
Excess of $100,000 through $200,000	25
Excess of $200,000	15

Rebates are received on the management fees charged by AIG/Sun America for the equity funds. These fees and rebates are included in net investment income in the accompanying consolidated statements of income.

c)	Investment custodian services

IPCRe is party to an agreement with AIG Trust Services Limited (“AIGTS”), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of income. This agreement may be terminated by either party upon 90 days’ written notice.

The following amounts were incurred/received for services provided by indirect wholly-owned subsidiaries of AIG:

		Investment	Equity	Investment
	Administrative	Management	Funds Fee	Custodian
	Services	Services	Rebate	Services

Year ended December 31, 2002	$5,806	$2,219	$1,237	$680
Year ended December 31, 2001	$3,191	$1,269	$335	$316
Year ended December 31, 2000	$2,316	$1,189	$—	$379

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2002	$2,885
December 31, 2001	1,212

d)	Underwriting Services

IPCUSL is party to an agreement with Allied World Assurance Company Ltd (“AWAC”), a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Holdings, Ltd., a company in which AIG has a 23.4% ownership interest. Under this agreement, IPCUSL underwrites property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which has an initial term of three years, commencing December 1, 2001.

Business written under this agreement during the year ended December 31, 2002 was $41,284 and provided agency commission of $2,684. This amount is recorded as other income in the accompanying consolidated statements of income. The balance due as at December 31, 2002 was $51. No Business was underwritten in the year ended December 31, 2001 and therefore no income was recorded.

e)	Related Party Reinsurance Business

IPCRe assumed premiums from companies affiliated with two shareholders of the Company. Premiums assumed were $42,888, $15,603 and $10,004, respectively, for the years ended December 31, 2002, 2001 and 2000. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $3,614, $4,866 and $5,308, respectively, for the years ended December 31, 2002, 2001 and 2000. Brokerage fees and commissions incurred in respect of this business were approximately $361, $487 and $531, respectively, for the years ended December 31, 2002, 2001 and 2000. IPCRe ceded premiums to a company affiliated with a shareholder (Note 5). Premiums ceded were $601, $442 and $4,832, respectively, for the years ended December 31, 2002, 2001 and 2000. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2002 and December 31, 2001 were $11,338 and $3,644, respectively. Reinsurance premiums payable to related parties as of December 31, 2002 and 2001 were $173 and $197, respectively.

f)	A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

10.	RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

	2002	2001	2000

Balance, beginning of year	$161,526	$60,171	$106,856

Net losses incurred related to:
Current year	34,266	133,629	13,508
Prior years	4,509	3,922	40,153

	38,775	137,551	53,661

Net paid losses related to:
Current year	(4,473)	(9,494)	(2,648)
Prior years	(79,393)	(25,553)	(94,104)

	(83,866)	(35,047)	(96,752)
Effect of foreign exchange movements	2,515	(1,149)	(3,594)

Total net reserves, end of year	118,950	161,526	60,171
Loss reserves recoverable, end of year	405	681	1,187

Gross loss reserves, end of year	$119,355	$162,207	$61,358

Losses incurred in the year ended December 31, 2002 included $18,000 in respect of the floods which affected parts of central and eastern Europe in August 2002. Losses incurred in the year ended December 31, 2002 in respect of prior years primarily result from development of reserves relating to the attack on the World Trade Center.

Losses incurred in the year ended December 31, 2001 included $116,000 in respect of the September 11 attack on the World Trade Center, of which $113,587 were outstanding at December 31, 2001. Losses incurred in the year ended December 31, 2001 in respect of prior years included claims from the hailstorm which struck Louisiana in 2000, claims from the Norwegian Catastrophe Pool for 2000, and increases for proportional aviation treaties.

Losses incurred in the year ended December 31, 2000 in respect of prior years included increases related to Cyclones Lothar and Martin which struck northern Europe in December 1999, and Typhoon Bart which struck Japan in September 1999. The development was primarily due to delayed reporting of claims by ceding companies.

11.	WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

	December 31, 2002		December 31, 2001		December 31, 2000

	Premiums		Premiums		Premiums
	Written	%	Written	%	Written	%

Geographic Area (1):
United States	$117,904	45.4%	$57,971	43.6%	$39,107	41.7%
Worldwide (2)	36,804	14.2%	22,165	16.7%	14,992	16.0%
Worldwide (excluding the U.S.) (3)	16,312	6.3%	5,758	4.3%	4,827	5.2%
United Kingdom	31,917	12.3%	14,713	11.1%	10,467	11.1%
Europe (excluding the U.K.)	30,943	11.9%	11,722	8.8%	8,677	9.3%
Japan	15,432	5.9%	7,383	5.5%	4,175	4.5%
Australia/New Zealand	6,103	2.4%	5,701	4.3%	5,188	5.5%
Other	4,270	1.6%	7,644	5.7%	6,324	6.7%

	$259,685	100.0%	$133,057	100.0%	$93,757	100.0%

(1)	Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2)	Includes contracts that cover risks primarily in two or more countries, including the United States.

(3)	Includes contracts that cover risks primarily in two or more countries, excluding the United States.

12.	CONCENTRATIONS AND CREDIT RISK

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPC does not require collateral or other security to support financial instruments with credit risk. A single broker group accounted for approximately 35%, 42% and 36%, respectively, of total premiums written for the years ended December 31, 2002, 2001 and 2000. Five broker groups accounted for approximately 86%, 85% and 79%, respectively, of total premiums written for the years ended December 31, 2002, 2001 and 2000.

13.	CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. In July, 2001, the amount was reduced to $150,000. The proceeds of this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, restrictions on the amount of dividends that IPCRe may pay to net income of the previous twelve months, and certain investment restrictions. At December 31, 2002 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

14.	STATUTORY CAPITAL AND SURPLUS

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations (the “Act”) and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, as amended in May, 1995, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	December 31, 2002	December 31, 2001

Actual statutory capital and surplus	$1,283,857	$1,104,172
Minimum statutory capital and surplus	$127,145	$100,000

IPCRe’s statutory net income (loss) for the years ended December 31, 2002, 2001 and 2000, was $152,444, $(3,724) and $44,961, respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Supervisor of Insurance (“Supervisor”) of such payment (and in certain cases the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2003 without such notification is approximately $320,964.

In accordance with IPCRe’s license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

15.	PENSION PLAN

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPCRe will contribute an amount equal to 5% of each participant’s salary. IPCRe contributions in respect of this plan amounted to approximately $72, $60 and $74 in 2002, 2001 and 2000 respectively. In addition, IPCRe has entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. An independent actuarial review of the benefit obligations was undertaken at December 31, 2002. The Company has recorded a liability for accumulated benefit obligations at December 31, 2002 of $732 (2001: $143), pension costs recorded in respect of the defined benefit plan amounted to $589, $29 and $29 in 2002, 2001 and 2000 respectively. The plan is currently unfunded. The projected benefit obligations were $832 and $587 at December 31, 2002 and 2001, respectively. Actuarial assumptions used in estimating obligations are a discount rate of 6.75% (2001: 7.5%) and average compensation increases of 3.9% (2001: 3.9%).

16.	TAXES

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

IPCRe Services Limited was a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2001 and 2000 was not material to the consolidated financial statements.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2002, 2001 and 2000 is not material to the consolidated financial statements.

17.	UNAUDITED QUARTERLY FINANCIAL DATA

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002

Gross premiums written	$147,048	$60,110	$35,522	$17,005
Net premiums earned	46,411	56,478	62,908	60,607
Net investment income	11,882	13,075	12,451	11,912
Net realized (losses) gains on investments	(767)	(6,658)	(821)	(36,621)
Losses and loss adjustment expenses, net	7,607	7,765	18,872	4,531
Net income	43,507	48,646	45,783	19,970
Net income per common share — basic	$0.90	$1.01	$0.95	$0.41
Net income per common share — diluted	$0.90	$1.01	$0.95	$0.41

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	2001	2001	2001	2001

Gross premiums written	$65,622	$26,965	$33,081	$7,389
Net premiums earned	24,487	24,845	45,111	28,932
Net investment income	8,061	7,574	7,871	8,739
Net realized gains (losses) on investments	3,864	587	1,703	(5,538)
Losses and loss adjustment expenses, net	6,967	7,212	116,715	6,657
Net income (loss)	23,905	20,835	(68,979)	20,306
Net income (loss) per common share — basic	$0.95	$0.83	$(2.75)	$0.68
Net income (loss) per common share — diluted	$0.91	$0.79	$(2.75)	$0.65

18.	SUMMARIZED SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	Year Ended	Year Ended	Year Ended

	December 31, 2002	December 31, 2001	December 31, 2000

Gross premiums written	$259,685	$133,057	$93,757
Net premiums earned	226,404	123,375	86,961
Investment income, net	49,320	32,244	31,086
Net realized (loss) gain on investments	(44,867)	616	544
Incurred losses, net	(38,775)	(137,551)	(53,661)
Acquisition costs, net	(24,521)	(12,686)	(9,049)
General & administration expenses	(12,633)	(8,443)	(8,427)
Foreign exchange gain (loss), net	1,554	(574)	(2,323)

Net income (loss)	$156,482	$(3,019)	$45,131

Loss ratio (1)	17.1%	111.5%	61.7%
Expense ratio (2)	16.4%	17.1%	20.1%
Combined ratio (3)	33.5%	128.6%	81.8%

	December 31, 2002	December 31, 2001

Cash & investments	$1,387,045	$1,232,121
Reinsurance balances receivable	50,328	42,356
Other assets	37,393	29,189

Total assets	$1,474,766	$1,303,666

Unearned premiums	$51,902	$24,440
Reserves for losses	119,355	162,207
Other liabilities	11,088	8,696

Total liabilities	182,345	195,343

Common stock	250,000	250,000
Additional paid-in capital	595,409	595,409
Retained earnings	406,753	250,271
Accumulated other comprehensive income	40,259	12,643

Total shareholder’s equity	1,292,421	1,108,323

Total liabilities and shareholder’s equity	$1,474,766	$1,303,666

(1)	The ratio of incurred losses, net to net premiums earned.

(2)	The ratio of acquisition costs, net and general & administration expenses to net premiums earned.

(3)	The sum of loss ratio and expenses ratio.