Form 10-K, Exhibit 13
period 2003-12-31
IPC HOLDINGS LTD
filed 2004-02-27
CIK 909815

Exhibit 13.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

PORTIONS OF ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to “we”, “our” or “IPC” mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited (“IPCRe”), and IPCRe Underwriting Services Limited. This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2003.

General Overview

     We commenced operations in June 1993. An overview of our principal lines of business is provided under “Item 1 Business - General Development of Business - Overview”. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

     In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. About 60% (by volume) of premiums we write each year are for contracts which have effective dates in the first quarter, about 20% in the second quarter, and about 15% in the third quarter. Premiums are typically due in installments over the contract term, with each installment generally received within 30 days after the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

     Premiums (cash) received which are surplus to our short term funding requirements, are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.

     Other factors which can affect operating results are, competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders’ equity (also known as “policyholders’ surplus” in mutual companies), increases in the frequency and severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

     Events from 1996 to 2003 demonstrate the volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002 and 2003, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999 and 2001 in many parts of the world, including Hurricane Georges in 1998 (estimated industry-wide insured losses in excess of $4 billion), a hailstorm which struck Sydney, Australia in April, 1999 (estimated industry losses of $1.6 billion), Hurricane Floyd (estimated industry losses of $2.2 billion), and cyclones Anatol, Lothar and Martin that struck several parts of Europe in December, 1999 (estimated industry losses in excess of $9 billion). In June 2001, Tropical Storm Allison affected parts of Texas (estimated industry losses of $2.5 billion) and on September 11, 2001, terrorist attacks were carried out in the U.S. (estimated industry losses of $30 billion to $70 billion). Estimated industry loss amounts have been derived from recognized sources such as Swiss Re’s Sigma publication and reports from Property Claim Services (“PCS”), who track insured catastrophic events in the United States of America.

     From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 1998 and 1999 renewal cycles, premium rates declined by an average of 15% and 10%, respectively. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999. Significant claims incurred by many reinsurers during 2000 as a result of events in late 1999, followed by several catastrophic events in 2001, resulted in a contraction of capacity. Consequently, renewals during the fourth quarter of 2000 and throughout 2001 and 2002 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, with significantly higher increases for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. We believe that the additional capital flowing into the market affected price increases in 2002 and 2003, as they were not as large as previously anticipated. While prices continued to increase during 2003, the rate of increase moderated as the year progressed. Pricing in 2004 and beyond will also be affected by the frequency or severity of catastrophic events, or absence thereof. Pricing of business renewing in January 2004 was generally flat or with modest declines of around 5%. In the absence of a frequency or severity of catastrophic events during 2004, it is possible that catastrophe reinsurance pricing will decline. We believe that we have been able to increase the amount of business allocated to us and our market share because of our reputation, capital base, Standard & Poor’s (“S & P”) and A.M. Best Company (“A.M. Best”) ratings and long-standing client relationships. We have been able to offer, and continue to offer, additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients. These factors were reflected in the significant increase in our written premium volume in 2002 and 2003 in comparison to 2001.

     With respect to terms and conditions other than pricing, for 2002 and 2003 renewals the coverage of claims that are the result of “terrorist acts” was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages, except where caused by nuclear, biological or chemical means. During 2002 and 2003, IPCRe participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

     On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was signed into law. TRIA, which does not apply to reinsurance companies such as IPCRe, establishes a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists’ acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined “deductible” and 10% of losses above the deductible. The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. As a result of TRIA, our participation in coverage for terrorism within the United States declined during 2003. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2004.

Critical Accounting Policies

     Our significant accounting policies are described in the Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income (loss): premiums, losses (claims), including reserves and investments / investment income.

          Premiums

     Premiums are recorded as written at the beginning of each policy period, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of premium is contractually documented at inception, and no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using the initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2003 the amount of premium written resulting from estimate accruals was approximately 4% of total premiums written for the year then ended. We also accrue for reinstatement premiums (premiums paid to reinstate reinsurance coverage following a claim) on loss reserves. Such accruals are based upon actual contractual terms, and the only element of management judgement involved is with respect to the amount of loss reserves, as described below. The amount accrued at December 31, 2003 for reinstatement premiums on Reported But Not Enough losses (“RBNE”) and Incurred But Not Reported (“IBNR”) loss reserves was $4.4 million, the majority of which relates to claims from events in 2003 and the terrorist attack on the World Trade Center.

          Loss Reserves

     Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

     Estimating appropriate loss reserves for catastrophes is an inherently uncertain process. Loss reserves represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including IBNR and RBNE losses). We regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss may differ, potentially substantially, from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

     The reserve for losses and loss adjustment expenses is based upon reports from industry sources, individual case estimates received from ceding companies and/or their brokers, output from commercially available catastrophe loss models and management’s estimates. When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models - currently CATRADER ® - as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best’s data and direct exposure information obtained from our clients. Once an event occurs, we establish a specific reserve for that event, based upon estimates of total losses incurred by the ceding insurers as a result of the event and a specific estimate of the portion of such loss we have reinsured. Management’s estimates are used mostly for IBNR or RBNE loss amounts. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event. For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned), based upon information provided by the ceding company and our historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.

     At December 31, 2003 management’s estimates for IBNR/RBNE represented approximately 45% of total loss reserves. The majority of the estimate related to reserves for claims from the attack on the World Trade Center, windstorms which occurred in 2003 in various parts of the world, hailstorms and tornado losses in April/May 2003 in the United States and Europe, a flood in southern France which occurred in December 2003, an explosion/fire which occurred in Canada in January 2003, the floods which affected central and eastern Europe in August 2002, Tropical Storm Allison which affected parts of Texas in June 2001 and reserves for proportional treaties. In accordance with IPCRe’s registration under the Bermuda Insurance Act 1978 and Related Regulations (the “Insurance Act”), the loss reserves are certified annually by an independent loss reserve specialist. If our estimate of IBNR/RBNE at December 31, 2003 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $5.6 million. If our total reserve for losses at December 31, 2003 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $12.3 million, which represents less than 1% of shareholders’ equity.

          Investments

     In accordance with our investment guidelines, our investments consist of certain marketable equity securities and high-grade marketable fixed income securities. Investments are carried at fair value as determined by the most recently traded price of each security at the balance sheet date. In accordance with Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), unrealized gains and losses are included within accumulated other comprehensive income as a separate component of shareholders’ equity. Realized gains and losses on sales of investments are determined on a first-in, first-out basis, and are included in net income (loss). Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

     We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss within accumulated other comprehensive income as a separate component of our shareholders’ equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of income. The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC’s management, which includes the views of our investment managers. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.

     Generally, we review all securities that are trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time. We generally focus our attention on all securities whose market value is less than 75% of their cost. The specific factors we consider in evaluating potential impairment include the following:

•	The extent of decline in value

•	The length of time the security is below cost

•	The future prospects of the issuer, or in the case of mutual funds, the future prospects of the fund

•	Whether the decline appears to be related to general market or industry conditions, or is issuer-specific

•	Our intent and ability to hold the security

•	Other qualitative and quantitative factors

     At December 31, 2003 our equity investments comprised three mutual funds: a U.S. equity fund, a global equity growth fund and a fund with attributes similar to those of the S & P 500 Index. None of the funds have a significant concentration in any one business sector; accordingly, the value of these equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Our investment in mutual funds is subject to the same analyses as described above for the determination of other-than-temporary declines in value. Since there is a portfolio of securities within a mutual fund, the qualitative issues are usually broader than those for individual securities and therefore the assessment of impairment is inherently more difficult and requires more management judgement.

     At December 31, 2003 we determined that there was no other-than-temporary impairment of securities.

     The following table summarizes the total unrealized gains and losses included as a separate component of shareholders’ equity:

At December 31,
2003

$ 000
Gross unrealized (losses):
Fixed maturity securities	(1,965)
Equity securities	(24)

(1,989)

Gross unrealized gains:
Fixed maturity securities	22,244
Equity securities	70,852

93,096

Total net unrealized gains (losses)	91,107

     The following table summarizes the unrealized loss position at December 31, 2003 by length of time those securities have been continuously in an unrealized loss position:

	0-12	Over 12
2003 Unrealized Losses	months	months	Total

Length of time with unrealized loss:
Fixed maturity investments	$(1,778)	$(187)	$(1,965)
Equity investments	—	(24)	(24)

	$(1,778)	$(211)	$(1,989)

     At December 31, 2003 we did not hold any securities that are not investment grade, not rated or not traded on a recognized exchange.

Results of Operations

     Years Ended December 31, 2003, 2002 and 2001

     Our results over the past two years have improved dramatically in comparison to 2001, as we have increased our written premium volumes in each of 2002 and 2003, respectively, and benefitted from a two year period in which there has been little in the way of major catastrophe activity. As a result, our net income in 2003 was $260.6 million, a 65% increase over net income of $157.9 earned in 2002, compared to a net loss of $(3.9) million in 2001.

     In the twelve months ended December 31, 2003, we wrote gross premiums of $322.8 million, compared to $259.7 million and $133.1 million written in the years ended December 31, 2002 and 2001, respectively. These writings included adjustment premiums, which are adjustments generally arising from differences between cedants’ actual premium income and the original estimates thereof, and reinstatement premiums, which are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Adjustment premiums were $21.1 million, $5.8 million and $2.7 million, for the years ended December 31, 2003, 2002 and 2001, respectively. Adjustment premiums were significantly higher in 2003 because original estimates of 2002 primary property insurance premiums advised by cedants did not anticipate the significant increases in pricing that occurred. We believe it is unlikely that adjustment premiums will reach similar levels in 2004. Reinstatement premiums were $7.3 million, $1.4 million and $21.1 million, for the years ended December 31, 2003, 2002 and 2001, respectively. The significant amount in 2001 was due to the volume of claims relating to the attack on the World Trade Center. In both 2003 and 2002, we had increased participation and additional business from existing clients and selectively wrote business for new clients. In 2001 and 2002, we also benefitted from rate increases, generally in the range of 10% to 20%, but as high as 25% in some cases. In 2003 we benefitted from rate increases of 3% to 10% during the first half of the year, but pricing generally flattened during the latter half, principally due to the absence of significant catastrophic events as well as increased competition. In addition, during both 2003 and 2002, we decided not to renew some contracts with unsatisfactory rates or terms.

     We purchase reinsurance to reduce our exposure to large losses. (See Note 5 to the Consolidated Financial Statements - “Ceded Reinsurance”.) In the years ended December 31, 2003, 2002 and 2001, premiums ceded to these facilities were $14.4 million, $5.4 million and $4.4 million, respectively, reducing net premium writings for those years to $308.3 million, $254.3 million and $128.6 million, respectively. The increase in ceded premiums reflects increased transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the increase in retrocessionaires’ participation in our proportional reinsurance facility, which has varied from 37% in 2002 to 60.5% in 2003, having been 61.5% in 2001.

     We earned net premiums of $298.9 million, $226.4 million and $123.4 million in the years ended December 31, 2003, 2002 and 2001, respectively, representing increases of 32.0% and 83.5%, respectively. Earned premiums increased from 2002 to 2003 because of the increase in written premiums during the previous twelve months, as well as the substantial increases in adjustment and reinstatement premiums recorded in 2003. Excluding adjustment and reinstatement premiums, net premiums earned increased by 120% from $99.6 million in 2001 to $219.2 million in 2002, and then by a further 23.4% to $270.5 million in 2003.

     We earned net investment income of $47.1 million in the year ended December 31, 2003 compared to $49.3 million earned in the year ended December 31, 2002, and $32.2 million in the year ended December 31, 2001. The overall yield of the fixed income portfolio was less for the year ended December 31, 2003 than for the year ended December 31, 2002, due to lower interest rates and their adverse impact on the reinvestment of maturing fixed income securities. This negative factor was offset in part by the increase in the average balance of invested assets in 2003, which was 17% higher than in 2002, because of positive operating cash flow in the period. The increase in net investment income in 2002 compared to 2001 was primarily due to the significant increase in invested assets of approximately $546 million in December 2001, which resulted from a public offering of shares concurrent with a private placement of shares to

American International Group, Inc. (“AIG”), as well as AIG’s exercise of an option granted at the Company’s inception. The increase in the average balance of invested assets more than offset the reduction in overall portfolio yield. The reduction in overall portfolio yield was due to declining interest rates, as well as an increase in the allocation to equities during 2002 and 2001. Investment income is net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of AIG. (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.) These fees totaled $3.2 million in 2003, $2.9 million in 2002 and $1.6 million in 2001. We received refunds of management fees deducted from the net assets of a global equity fund and a North American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG/Sun America. These refunds were $1.9 million, $1.2 million and $0.3 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

     At December 31, 2003 the portfolio consisted of cash and cash equivalents, high quality fixed maturity investments, investments in the AIG Global Equity Fund PLC and the AIG North American Equity Trust fund, and an investment in an Institutional Index fund, which has similar characteristics to those of the S & P 500 Index.

     We recorded a net realized gain of $13.7 million on investments for the year ended December 31, 2003, compared to net realized loss of $(44.9) million and a net realized gain of $0.6 million for the years ended December 31, 2002 and 2001, respectively. The amounts for 2002 and 2001 include write-downs of $49.1 million and $5.3 million, respectively, in the cost basis of certain stocks where management had determined there had been a decline in value which was other-than-temporary. In accordance with SFAS 115, such a write-down is recognized as a realized loss in the income statement, even though there were no sales of the securities. Generally, net gains and losses fluctuate from period to period, depending on the securities sold as recommended by our investment advisor. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements – “Investments”) were $91.1 million at December 31, 2003, compared to $40.3 million at December 31, 2002.

     We incurred losses and loss adjustment expenses of $54.4 million, $38.8 million and $137.6 million in the years ended December 31, 2003, 2002 and 2001, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2003 and 2002 compared to the high frequency and severity of events during 2001. Although 2003 saw many catastrophe events in the United States, as determined by PCS, most of the insured losses from those events were not large enough to breach the attachment points of our catastrophe excess of loss reinsurance contracts.

     In 2003 we incurred losses from: bush fires in Canberra, Australia in January 2003 ($2.9 million), an explosion and fire which impacted an energy facility in Canada, in January 2003 ($2.7 million), tornadoes and hailstorms which affected the mid-West United States in April and May of 2003 ($10.3 million), several brush fires in California in October 2003 ($8.0 million), pro rata treaties ($7.9 million), various windstorms which took place around the world, including Hurricanes Isabel and Fabian, in September 2003 ($8.5 million), and the floods which affected southern France in December 2003 ($2.5 million). We also incurred losses as a result of development of claims from prior years, including increases to claims resulting from Hurricane Lili and storms which affected Europe in October 2002, and $7.0 million in respect of an increase in the ultimate expected losses for Tropical Storm Allison which took place in June, 2001. This was the result of an unfavourable court ruling, regarding an insurance policy coverage dispute between a cedant and the original insured under the policy.

     In 2002, we incurred losses from the floods which affected central and eastern Europe in August ($18.5 million); reserves established for 2002 pro rata treaties ($6.5 million); fires in Canada ($2.0 million); other European weather-related losses ($2.2 million), as well as some development of losses from the attack on the World Trade Center ($6.0 million).

     Despite the large number of catastrophes that took place around the world in 2001, we incurred losses primarily from three events: $116.0 million for the attack on the World Trade Center; $8.3 million for Tropical Storm Allison, and $4.1 million for a hailstorm which affected the mid-Western United States in April.

     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $30.9 million, $24.5 million and $12.7 million for the years ended December 31, 2003, 2002 and 2001, respectively, after deferring those costs related to the unearned portion of premiums written. The increases from 2001 to 2002, and from 2002 to 2003 are primarily due to the increase in earned premiums, but they have not increased proportionately, because we have written more business in 2003 where brokerage is incurred by us.

     General and administrative expenses were $19.1 million, $13.9 million and $9.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of premiums written, and were $7.8 million, $5.8 million and $3.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. These services include the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.) In addition to this significant increase, other expense categories which saw increases included salaries and benefits, which include the impact of expensing stock grants and stock options granted to certain officers in 2003, the increased cost of Directors and Officers liability insurance, fees associated with the renewal of our revolving credit facility and increased professional fees because of increased corporate governance requirements under the Sarbanes-Oxley Act of 2002.

Liquidity and Capital Resources

     IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCRe Underwriting Services Limited (“IPCUSL”), which currently acts as an Underwriting Agent for a company which is related to AIG. (See Note 9 to the Consolidated Financial Statements – “Related Party Transactions”.)

     Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2004 was approximately $389.2 million.

     Sources of Funds

     Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

     In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A. The amount of the original facility was $300 million, which was reduced to $150 million in June, 2001. The facility was renewed in July 2003 for a three-year term, in the amount of $200 million. IPCRe is permitted to declare and pay dividends to the Company provided there are no defaults or unmatured defaults pending. One of the significant covenants of the facility requires IPCRe to maintain a minimum net worth (shareholders’ equity) of $900 million, plus 50% of any positive net income in any quarter, plus 75% of the net proceeds of any equity issuance. As of December 31, 2003 no amounts have been drawn under this facility, and IPCRe is in compliance with all the terms and covenants required. The maximum amount of dividends that IPCRe could have paid in the fourth quarter of 2003 under the terms of the credit facility was $603.9 million.

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

     Uses of Funds

     Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated cash flows from operations of $269.5 million, $180.9 million and $83.6 million in the years ended December 31, 2003, 2002 and 2001, respectively. These amounts represent the difference between premiums collected and investment earnings realized, and losses and loss adjustment expenses paid, underwriting and other expenses paid. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 2003, 2002 and 2001 were $57.1 million, $84.1 million and $35.6 million, respectively. During 2004, we expect to pay the bulk of the $33 million of loss reserves we have accrued at December 31, 2003 for the terrorist attack on the World Trade Center, or other prior year events, as well as claims from other events that may occur during the year.

     With the exception of cash holdings, our funds are primarily invested in fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates, and investments in three mutual funds, which invest in stocks of large capitalized companies in the U.S. and other major countries around the world. We do not hedge our investment portfolio against interest rate risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see “Quantitative and Qualitative Disclosure about Market Risk” below for further explanation). On January 2, 2004, we invested $75.0 million in a mutual fund, AIG Select Hedge Fund, a limited company incorporated in the Cayman Islands, which invests in a number, typically 20 to 25, of hedge funds managed by unrelated parties, with a variety of investment strategies. The purpose of this investment is to provide additional diversification of our portfolio as a whole, and to potentially improve overall yield.

     All of our investments are classified as “Available for Sale”. Investments are carried at fair value and any unrealized gains or losses are reported as accumulated other comprehensive income within shareholders’ equity.

     At December 31, 2003, 82.9% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 75.2% of the portfolio at December 31, 2002. The primary rating source is Moody’s Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements – “Investments”.) At December 31, 2003 the portfolio had an average maturity of 2.8 years and an average modified duration of 2.6 years (compared to 2.9 years and 2.5 years, respectively, at December 31, 2002).

     Net cash outflows used for investing activities in the years ended December 31, 2003, 2002 and 2001 were $159.6 million, $479.7 million and $320.1 million, respectively. At December 31, 2003 our cash and cash equivalents were $91.9 million, of which $75.0 million was invested on January 2, 2004 in the AIG Select Hedge Fund, discussed above. In 2001, because of the timing of our offerings, cash and cash equivalents increased by $305.8 million, resulting in a balance of $315.2 million. Most of these funds were invested in January 2002, resulting in the reduction in cash and cash equivalents to a balance of $16.7 million at December 31, 2002.

     Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the years ended December 31, 2003 and 2002, we incurred foreign exchange gains of $1.9 million and $1.6 million, respectively, which were primarily the result of strengthening of the Euro and British pound. By comparison, in 2001, we incurred a net foreign exchange loss of $(0.6) million. We currently do not - and as a practical matter cannot – hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See “Quantitative and Qualitative Disclosure about Market Risk” below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2003, we had no forward contract hedges outstanding.

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

     IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through one commercial bank pursuant to a $100.0 million facility. In turn, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. At December 31, 2003 and 2002, there were outstanding letters of credit of $52.0 million and $86.5 million, respectively. The amount in 2002 was due to the increased requirements of our clients as a result of claims arising from the attack on the World Trade Center. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

     We believe that our revolving credit facility, operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

     Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

Aggregate Contractual Obligations

     The following table summarizes our contractual obligations:

	Payments due by period
Contractual Obligations	(expressed in thousands of U.S. dollars)

		Less than 1
	Total	year	1-3 years	3-5 years	More than 5 years

Purchase Obligations	$715	$295	$420	$—	$—

     Purchase Obligations are made up of the following contractual obligations:

1.	Administrative Services Agreement: The Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services - as described above - for a fee of 2.5% of the first $500 million annual gross written premiums (1.5% of the next $500 million and 1% thereafter). This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. As the fee payable is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore not included in the table above. The amount incurred for 2003 was $7.8 million.

2.	Credit Facility: As described above, we renewed a three year credit facility in the amount of $200 million. Drawings on this facility can be used for general corporate purposes. The level of the facility fee payable is dependent upon the S & P credit rating of IPCRe and therefore a change in this rating would affect the amount paid. The applicable fee rate based upon IPCRe’s present credit rating is 0.125%. An annual administration fee of $45,000 is also payable. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P rating of IPCRe at that time. At December 31, 2003 no amounts have been drawn under this facility.

Off-Balance Sheet Arrangements

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

     Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2003 and 2002. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2003 and 2002 using historical simulation methodology. At December 31, 2003 the VaR of IPCRe’s investment portfolio was approximately $27.6 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.

     The following table presents the VaR of each component of market risk of IPCRe’s invested assets at December 31, 2003 and 2002, respectively, the quarterly points during 2003 and the average for the year ended December 31, 2003, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

	At	At	At	At	At	Average for year
	December 31,	September 30,	June 30,	March 31,	December	ended December 31,
Market Risk	2003	2003	2003	2003	31, 2002	2003

Currency	$3,021	$1,549	$1,268	$1,042	$1,093	$1,595
Interest Rate	17,685	11,182	6,604	7,193	7,938	10,120
Equity	29,666	26,501	23,092	18,393	18,397	23,210

Sum of Risk	50,372	39,232	30,964	26,628	27,428	34,925
Diversification Benefit	(22,757)	(16,245)	(8,937)	(9,434)	(10,102)	(13,495)

Total Net Risk	$27,615	$22,987	$22,027	$17,194	$17,326	$21,430

     Increased market volatility, reflected by higher bond yields in the fourth quarter of 2003, has resulted in increases to interest rate VaR (the risk due to the impact of changes in interest rates) and VaR overall. In addition, our investment in equities (equity mutual funds) increased from $217 million at the end of 2002 to $319 million at the end of 2003. This caused the equity VaR (the risk due to the uncertainties in stock market movements) to increase from $18 million at the end of 2002 to $30 million at the end of 2003. In addition, the increased allocation to non-U.S. equities in our investment in the AIG Global Equity Fund has resulted in increased currency VaR.

     IPCRe’s premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. At December 31, 2003, an estimated $20 million of reinsurance premiums receivable, and an estimated $35 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2003 we held U.S.$1.9 million equivalent in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2003 to be material.

Transactions with Non-Independent Parties

     All of our related party transactions have been disclosed in Note 9 to the Consolidated Financial Statements - “Related Party Transactions”. To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 and 2002
TOGETHER WITH REPORT OF INDEPENDENT
AUDITORS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), comprehensive income, shareholders’ equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income (loss), comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 8, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Chartered Accountants
Hamilton, Bermuda
January 30, 2004

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 and 2002
(Expressed in thousands of United States dollars, except for per share amounts)

	2003	2002

ASSETS:
Fixed maturity investments, available for sale, at fair value (Amortized cost 2003: $1,240,188; 2002: $1,113,432)	$1,260,467	$1,153,609
Equity investments, available for sale, at fair value (Cost 2003: $248,179; 2002: $216,815)	319,007	216,897
Cash and cash equivalents	91,949	16,656
Reinsurance premiums receivable	61,194	50,328
Deferred premiums ceded	1,317	819
Loss and loss adjustment expenses recoverable	1,810	405
Accrued investment income	19,821	24,163
Deferred acquisition costs	8,035	6,095
Prepaid expenses and other assets	5,858	5,003

	$1,769,458	$1,473,975

LIABILITIES:
Reserve for losses and loss adjustment expenses	$123,320	$119,355
Unearned premiums	61,795	51,902
Reinsurance premiums payable	3,877	1,555
Deferred fees and commissions	834	127
Accounts payable and accrued liabilities	10,473	9,553

	200,299	182,492

SHAREHOLDERS’ EQUITY:
Share capital - 2003: 48,292,270 shares outstanding, par value $0.01; 2002: 48,179,805 shares outstanding, par value $0.01	483	482
Additional paid-in capital	850,133	846,397
Deferred stock grant compensation	(1,495)	—
Retained earnings	628,931	404,345
Accumulated other comprehensive income	91,107	40,259

	1,569,159	1,291,483

	$1,769,458	$1,473,975

APPROVED BY THE BOARD:

Director

Director

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2003
(Expressed in thousands of United States dollars, except for per share amounts)

	2003	2002	2001

REVENUES:
Gross premiums written	$322,762	$259,685	$133,057
Change in unearned premiums	(9,893)	(27,462)	(5,372)

Premiums earned	312,869	232,223	127,685

Reinsurance premiums ceded	14,466	5,410	4,418
Change in deferred premiums ceded	(498)	409	(108)

Premiums ceded	13,968	5,819	4,310

Net premiums earned	298,901	226,404	123,375
Net investment income	47,089	49,320	32,245
Other income	3,348	2,684	—
Net realized gains (losses) on investments	13,733	(44,867)	616

	363,071	233,541	156,236

EXPENSES:
Net losses and loss adjustment expenses	54,382	38,775	137,551
Net acquisition costs	30,867	24,521	12,686
General and administrative expenses	19,103	13,893	9,381
Net foreign exchange (gain) loss	(1,910)	(1,554)	551

	102,442	75,635	160,169

NET INCOME (LOSS)	$260,629	$157,906	$(3,933)

Basic net income (loss) per common share	$5.41	$3.28	$(0.15)
Diluted net income (loss) per common share	$5.40	$3.27	$(0.15)
Weighted average number of common shares – basic	48,205,554	48,173,362	26,266,019
Weighted average number of common shares – diluted	48,302,579	48,266,444	26,266,019

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2003
(Expressed in thousands of United States dollars)

	2003	2002	2001

NET INCOME (LOSS)	$260,629	$157,906	$(3,933)

OTHER COMPREHENSIVE INCOME:
Net holding gains (losses) on investments during year	64,581	(17,251)	8,679
Reclassification adjustment for (gains) losses included in net income (loss)	(13,733)	44,867	(616)

	50,848	27,616	8,063

COMPREHENSIVE INCOME	$311,477	$185,522	$4,130

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2003
(Expressed in thousands of United States dollars, except for per share amounts)

	2003	2002	2001

COMMON SHARES PAR VALUE $0.01:
Balance, beginning of year	$482	$482	$250
Additional shares issued	1	—	232

Balance, end of year	$483	$482	$482

ADDITIONAL PAID-IN CAPITAL:
Balance, beginning of year	$846,397	$846,101	$299,929
Additional paid-in capital on shares issued	2,719	458	546,172
Reduction in paid-in capital on share repurchase	(1,321)	(162)	—
Stock options and grants	2,338	—	—

Balance, end of year	$850,133	$846,397	$846,101

DEFERRED STOCK GRANT COMPENSATION:
Balance, beginning of year	$—	$—	$—
Stock grants awarded	(2,011)	—	—
Amortization	516	—	—

Balance, end of year	$(1,495)	$—	$—

RETAINED EARNINGS:
Balance, beginning of year	$404,345	$246,568	$254,511
Net income (loss)	260,629	157,906	(3,933)
Reduction on share repurchase	(1,334)	(129)	—
Dividends paid	(34,709)	—	(4,010)

Balance, end of year	$628,931	$404,345	$246,568

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance, beginning of year	$40,259	$12,643	$4,580
Other comprehensive income	50,848	27,616	8,063

Balance, end of year	$91,107	$40,259	$12,643

TOTAL SHAREHOLDERS’ EQUITY	$1,569,159	$1,291,483	$1,105,794

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2003
(Expressed in thousands of United States dollars)

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$260,629	$157,906	$(3,933)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Amortization of fixed maturity premiums (discounts), net	15,194	8,994	855
Net realized (gains) losses on investments	(13,733)	44,867	(616)
Stock compensation	842	—	—
Changes in:
Reinsurance premiums receivable	(10,866)	(7,972)	(16,937)
Deferred premiums ceded	(498)	409	(108)
Loss and loss adjustment expenses recoverable	(1,405)	276	506
Accrued investment income	4,342	(5,322)	(3,537)
Deferred acquisition costs	(1,940)	(3,262)	(584)
Prepaid expenses and other assets	(855)	(1,527)	204
Reserve for losses and loss adjustment expenses	3,965	(42,852)	100,849
Unearned premiums	9,893	27,462	5,372
Reinsurance premiums payable	2,322	(177)	812
Deferred fees and commissions	707	(91)	16
Accounts payable and accrued liabilities	920	2,228	653

Cash provided by operating activities	269,517	180,939	83,552

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed maturity investments	(1,429,322)	(1,092,085)	(611,936)
Proceeds from sales of fixed maturity investments	1,212,858	694,988	370,341
Proceeds from maturities of fixed maturity investments	88,246	28,676	26,000
Purchases of equity investments	(31,364)	(167,196)	(107,749)
Proceeds from sales of equity investments	—	55,960	3,196

Cash used in investing activities	(159,582)	(479,657)	(320,148)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share issuance, net of repurchases	67	167	546,404
Cash dividends paid to shareholders	(34,709)	—	(4,010)

Cash (used in) provided by financing activities	(34,642)	167	542,394

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	75,293	(298,551)	305,798

CASH AND CASH EQUIVALENTS, beginning of year	16,656	315,207	9,409

CASH AND CASH EQUIVALENTS, end of year	$91,949	$16,656	$315,207

The accompanying notes are an integral part of these consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except for per share amounts)

1.	GENERAL

IPC Holdings, Ltd. (the “Company”) was incorporated in Bermuda on May 20, 1993 and through its wholly-owned subsidiary, IPCRe Limited (“IPCRe”), provides reinsurance of property catastrophe risks worldwide, substantially on an excess-of-loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe’s loss experience will generally include infrequent events of great severity. IPCRe’s clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property-per risk excess and other short-tail reinsurance in various parts of the world. Approximately 42% of total premiums written in 2003 related to U.S. risks (2002: 45%; 2001: 44%). The balance of IPCRe’s covered risks are located principally in Europe, Japan, Australia and New Zealand.

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

On June 27, 1997, the Company incorporated a subsidiary in the United Kingdom, named IPCRe Services Limited. This subsidiary’s purpose was to perform the same functions that were previously performed by the Company’s representative office in London. IPCRe Services Limited ceased trading in January 2000 and was dissolved on December 11, 2001.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
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

Premiums written are recorded at the policy inception date and are based on information received from ceding companies and their brokers. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. Premiums are earned on a pro-rata basis over the period for which reinsurance coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

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

c)	Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, individual case estimates received from ceding companies and brokers, actuarial determinations and management’s estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Investments

Investments consist of fixed maturity investments, equity securities and investments in mutual funds. Investments are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. By policy, IPCRe invests in high-grade marketable securities. All investments are classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of first-in, first-out. Investment income is recognized on the accrual basis and includes the amortization of premiums and accretion of discounts on investments.

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

Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing in the accounting period of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Realized and unrealized exchange gains and losses are included in the determination of net income.

f)	Cash and cash equivalents

Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

g)	Net income per common share

Net income per common share is calculated by dividing net income by the weighted average common stock outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and were included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of options is not included in the weighted average number of shares, as this would be anti-dilutive.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except for per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Stock incentive compensation plan

On December 31, 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 148, “Accounting for Stock-Based Compensation and Disclosure” (“SFAS 148”), which is effective for fiscal years ending after December 31, 2002. SFAS 148 amends Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends disclosure requirements of SFAS 123 to require prominent disclosure about the method of accounting for stock based employee compensation and the effect of the method used to report results. SFAS 148 permits two additional transition methods for entities that adopt the preferable fair value method of accounting for stock-based employee compensation. Management has adopted the fair value method of accounting for stock-based employee compensation on a prospective basis for all awards granted, modified or settled after January 1, 2003. Accordingly, compensation expense is recorded on a straight-line basis over the vesting period based on the fair value of the options issued at the date of grant. The amount of the charge recorded for the year ended December 31, 2003 was $326.

On June 13, 2003, the shareholders approved a new stock incentive plan. The plan allows for the issuance of up to 500,000 shares as grants of restricted stock to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. These grants are accounted for in accordance with SFAS 123. Compensation expense is recorded ratably over the vesting period based on the fair value of the grants at the date of grant. The grants are recorded as outstanding upon issuance. The charge recorded for the year ended December 31, 2003 was $516.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123.

	Year Ended December 31,

	2003	2002	2001

Net income (loss), as reported	$260,629	$157,906	$(3,933)
Add: Stock-based employee expense	842	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,536)	(799)	(611)

Pro forma net income (loss)	$259,935	$157,107	$(4,544)

Earnings per share:
Basic – as reported	$5.41	$3.28	$(0.15)
Basic – pro forma	$5.40	$3.26	$(0.17)
Diluted – as reported	$5.40	$3.27	$(0.15)
Diluted – pro forma	$5.40	$3.25	$(0.17)

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Accounting pronouncements

In December 2003, the FASB revised the previously issued Interpretation No. 46, “Consolidation of Variable Interest Entities” with Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”). FIN 46-R requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary, as defined in FIN 46-R. FIN 46-R will be effective for the Company as of March 31, 2004. Certain disclosures in relation to the Company’s interests in variable interest entities are provided in Note 9 (f) to the consolidated financial statements in accordance with the transition requirements of FIN 46-R. Management do not believe that the adoption of this new accounting pronouncement will have any material impact on the Company’s financial position or results of operations.

3.	INVESTMENTS

a)	The cost or amortized cost, gross unrealized gains, gross unrealized losses (including length of time the securities have been in an unrealized loss position) and fair value of investments classified as available for sale by category as of December 31, 2003 and 2002 are as follows:

	Cost or	Gross	Gross Unrealized
	Amortized	Unrealized	Losses		Fair
December 31, 2003	Cost	Gains	0-12 mths	Over 12 mths	Value

Fixed maturity investments
U.S. Government and government agencies	$310,147	$1,899	$(420)	$—	$311,626
Other governments	258,411	2,669	(361)	—	260,719
Corporate	596,186	16,997	(898)	(187)	612,098
Supranational entities	75,444	679	(99)	—	76,024

	$1,240,188	$22,244	$(1,778)	$(187)	$1,260,467

Equity investments	$248,179	$70,852	$—	$(24)	$319,007

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2002	Cost	Gains	Losses	Value

Fixed maturity investments
U.S. Government and government agencies	$101,357	$5,150	$—	$106,507
Other governments	172,204	7,268	—	179,472
Corporate	747,389	26,292	(788)	772,893
Supranational entities	92,482	2,283	(28)	94,737

	$1,113,432	$40,993	$(816)	$1,153,609

Equity investments	$216,815	$3,591	$(3,509)	$216,897

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

3.	INVESTMENTS (continued)

b)	The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2003 are as follows:

	Amortized	Fair
	Cost	Value

Due in one year or less	$90,038	$91,731
Due after one year through five years	1,125,058	1,143,842
Due after five years through ten years	25,092	24,894

	$1,240,188	$1,260,467

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c)	Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe’s bankers, in favour of the ceding company, at the request of IPCRe. Under an agreement effective September 20, 1994, amended in 1999 and 2001, IPCRe provides the bank security by giving the bank a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. As of December 31, 2003 and 2002 the bank had outstanding letters of credit of $52,019 and $86,513, respectively.

d)	Net investment income

	2003	2002	2001

Interest on fixed maturity investments	$61,809	$57,693	$32,595
Interest on cash and cash equivalents	346	1,494	869
Net amortization of discounts (premiums) on investments	(15,194)	(8,994)	(855)

	46,961	50,193	32,609
Net income from equities	3,307	2,026	1,221
Less: investment expenses	(3,179)	(2,899)	(1,585)

Net investment income	$47,089	$49,320	$32,245

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

3.	INVESTMENTS (continued)

e)	Proceeds from sales of available for sale securities for the years ended December 31, 2003, 2002 and 2001 were $1,212,858, $750,948 and $373,537, respectively. Components of net realized gains and losses on investments are summarized in the following table:

	2003	2002	2001

Fixed maturity investments:
Gross realized gains	$16,404	$14,463	$7,589
Gross realized losses	(2,671)	(1,083)	(899)

Net realized gains	13,733	13,380	6,690

Equity investments:
Gross realized gains	—	5,708	788
Gross realized losses	—	(63,955)	(6,862)

Net realized losses	—	(58,247)	(6,074)

Total net realized gains (losses)	$13,733	$(44,867)	$616

Included in gross realized losses on equity investments for the years ended December 31, 2003, 2002 and 2001 are amounts totaling $Nil, $49,030 and $5,315 respectively, in respect of declines in the value of individual securities considered to be other than temporary.

f)	The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	December 31,	December 31,
	2003	2002

Cash and cash equivalents	6.8%	1.4%
U.S. Government and government agencies	23.1%	9.1%
AAA	26.6%	30.8%
AA	26.4%	33.9%
A	16.6%	24.8%
BBB	0.5%	0.0%

	100.0%	100.0%

The primary rating source is Moody’s Investors Service Inc. (“Moody’s”). When no Moody’s rating is available, Standard & Poor’s Corporation (“S & P”) ratings are used and where split-ratings exist, the higher of Moody’s and S & P is used.

g)	At December 31, 2003 and 2002, IPCRe held investments in three mutual funds: AIG Global Equity Fund, AIG American Equity Trust Fund, both of which are managed by AIG/Sun America and the Institutional Index Fund, managed by Vanguard.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
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

IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility. This facility covers property catastrophe business written by IPCRe, and provides coverage up to $50,000 in each of at least 5 named zones, plus potentially other zones of IPCRe’s choosing, provided that they do not accumulate with the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Canada. Business ceded to the facility is solely at the discretion of IPCRe. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. A subsidiary of AIG is a participating reinsurer, and committed a 10% participation on a direct basis (2002: 10%; 2001: 10%). Most reinsurers participating in the facility have ratings of A or above, and the minimum rating is A- at the time of acceptance.

Effective January 1, 2002 IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede $30,000 (2002: $15,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe’s retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe’s discretion. The reinsurer participating in this facility has a rating of AA-.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe’s primary liability. Management believes that the risk of non-payment by the reinsurers is minimal.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
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

The share capital of the Company as of December 31, 2003 and 2002 consisted of the following:

		Shares		Additional
	Authorized	Issued and	Share	Paid-in
December 31, 2003	Shares	Fully Paid	Capital	Capital

Voting common shares, par value U.S. $0.01 each	75,000,000	48,292,270	$483	$850,133
Preferred shares, par value U.S $0.01 each	25,000,000	—	$—	$—

		Shares		Additional
	Authorized	Issued and	Share	Paid-in
December 31, 2002	Shares	Fully Paid	Capital	Capital

Voting common shares, par value U.S. $0.01 each	75,000,000	48,179,805	$482	$846,397
Preferred shares, par value U.S $0.01 each	25,000,000	—	$—	$—

There are various restrictions on the ability of AIG to dispose of their shares as they were acquired through private placement and are presently unregistered. In 2003, the Company paid dividends of $0.16 per share in each of March and June, and $0.20 per share in each of September and December, to holders of its common shares. In September 2001, the Company paid a dividend of $0.16 per share to holders of its common shares. The Company did not pay dividends during 2002.

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

The Company adopted a Stock Option Plan (the “Option Plan”), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003. Under the last amended Option Plan, approved by shareholders in June 2003, at the discretion of the Compensation Committee of the Board of Directors (the “Committee”), the Company may grant to certain employees up to 1,077,500 common shares, $0.01 par value (2002: 577,500 common shares, $0.01 par value). The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

7.	SHARE PURCHASE OPTIONS (continued)

In June 2003 the shareholders also approved a Stock Incentive Plan (the “Stock Plan”). Under the Stock Plan, at the discretion of the Compensation Committee of the Board of Directors (the “Committee”), the Company may grant to certain employees up to 500,000 common shares, $0.01 par value. The Stock Plan provides for awards in the form of restricted stock units, which are unsecured and unfunded rights to receive newly-issued, fully paid common shares at a future date, subject to the terms and conditions of the Stock Plan. During 2003, the Company awarded 62,500 restricted stock units to officers and management employees. Such units vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period).

On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2003, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 and $32.1875 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.

The effect on net income and net income per common share of recording compensation expense under the fair value provisions of SFAS 123, “Accounting for Stock-based Compensation”, versus compensation expense under the provisions of APB Opinion No. 25, is shown in Note 2 (h).

A summary of the status of the Company’s stock option plan as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the tables and narrative below:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	362,944	$23.41	251,719	$20.80	291,032	$20.76
Granted	112,500	$31.54	127,500	$27.85	71,000	$21.00
Exercised	125,069	$21.76	16,275	$17.96	31,063	$15.94
Forfeited	—	—	—	—	79,250	$22.74
Outstanding, end of year	350,375	$29.38	362,944	$23.41	251,719	$20.80
Exercisable, end of year	87,250	$23.72	141,475	$22.19	94,966	$22.76
Weighted average fair value of options granted (per share)	$11.52		$10.64		$9.70

The fair value of options granted on January 2, 2003 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.63%; expected dividend yield of 2.2%; an expected life of 7 years; and an expected volatility of 39.2%.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

7.	SHARE PURCHASE OPTIONS (continued)

The fair value of options granted on January 2, 2002 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.80%; expected dividend yield of 2.2%; an expected life of 7 years; and an expected volatility of 38.6%.

The fair value of options granted on January 2, 2001 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.83%; expected dividend yield of 3.0%; an expected life of 7 years; and an expected volatility of 56.0%.

		Weighted
		Average	Weighted		Weighted
		Contractual	Average	Exercisable at	Average
Range of	Outstanding at	Periods in	Exercise	December 31,	Exercise
Exercise Price	December 31, 2003	Years	Price	2003	Price

$13-19	42,750	5.91	15.30	23,250	15.45
$19-25	59,500	6.63	21.28	24,000	21.70
$25-31	118,125	8.00	27.85	22,500	27.85
Over $31	130,000	8.33	31.63	17,500	32.19

8.	NET INCOME (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share (“EPS”):

	Income		Amount
	(Loss)	Shares	per share

December 31, 2003
Basic EPS	$260,629	48,205,554	$5.41
Diluted EPS	$260,629	48,302,579	$5.40
December 31, 2002
Basic EPS	$157,906	48,173,362	$3.28
Diluted EPS	$157,906	48,266,444	$3.27
December 31, 2001
Basic EPS	$(3,933)	26,266,019	$(0.15)
Diluted EPS	$(3,933)	26,266,019	$(0.15)

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

9.	RELATED PARTY TRANSACTIONS

In addition to the share purchase options discussed in Note 7, the Company and its subsidiaries have entered into the following transactions and agreements with related parties:

a)	Administrative services

The Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of income. This agreement provides for AICL to make available to the Company and IPCRe certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited (“AIMS”), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $41 per annum. This agreement may be terminated by either party subject to three months’ written notice.

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

Rebates are received on the management fees charged by AIG/Sun America for the equity funds. These fees and rebates are included in net income from equities in the accompanying consolidated statements of income.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

9.	RELATED PARTY TRANSACTIONS (continued)

c)	Investment custodian services (continued)

The following amounts were incurred/received for services provided by indirect wholly-owned subsidiaries of AIG:

		Investment	Equity	Investment
	Administrative	Management	Funds Fee	Custodian
	Services	Services	Rebate	Services

Year ended December 31, 2003	$7,821	$2,506	$1,939	$673
Year ended December 31, 2002	$5,806	$2,219	$1,237	$680
Year ended December 31, 2001	$3,191	$1,269	$335	$316

The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2003	$3,914
December 31, 2002	$2,885

d)	Underwriting services

IPCUSL is party to an agreement with Allied World Assurance Company Ltd. (“AWAC”), a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Holdings, Ltd., a company in which AIG has a 23.4% ownership interest. Under this agreement, IPCUSL underwrites property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which is on a rolling three year basis, commencing December 1, 2001.

Business written under this agreement during the year ended December 31, 2003 was $61,246 (2002: $41,284) and provided agency commission of $3,348 (2002: $2,684). The amounts are recorded as other income in the accompanying consolidated statements of income. The balance due as at December 31, 2003 was $54 (2002: $51). No business was underwritten in the year ended December 31, 2001 and therefore no income was recorded.

e)	Related party reinsurance business

IPCRe assumed premiums from companies who are majority owned by two shareholders of the Company. Premiums assumed were $41,136, $42,888 and $15,603, respectively, for the years ended December 31, 2003, 2002 and 2001. In addition, IPCRe assumed premiums through brokers related to shareholders of the Company totaling $3,186, $3,614 and $4,866, respectively, for the years ended December 31, 2003, 2002 and 2001. Brokerage fees and commissions incurred in respect of this business were approximately $319, $361 and $487, respectively, for the years ended December 31, 2003, 2002 and 2001. IPCRe ceded premiums to a company wholly owned by a shareholder (Note 5). Premiums ceded were $982, $601 and $442, respectively, for the years ended December 31, 2003, 2002 and 2001. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2003 and December 31, 2002 were $8,723 and $11,338, respectively. Reinsurance premiums payable to related parties as of December 31, 2003 and 2002 were $156 and $173, respectively.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

9.	RELATED PARTY TRANSACTIONS (continued)

f)	Equity investments

IPCRe invests in two mutual funds which are managed by AIG/Sun America as disclosed in Note 3 (g). The combined investment at fair value as of December 31, 2003 and 2002 was $244,756 and $158,895 respectively. Included in net investment income for 2003 is a dividend from the AIG American Equity Trust Fund of $588.

Management has determined that IPCRe has a significant variable interest in both the AIG Global Equity Fund and the AIG American Equity Trust Fund, which management consider to be variable interest entities as defined by FIN 46-R. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets and the AIG American Equity Trust Fund invests predominantly in large capitalized companies operating across diverse sectors of North America. Net asset values of the AIG Global Equity Fund and the AIG American Equity Trust Fund as at December 31, 2003 are $354,322 and $213,403 respectively, as reported by AIGGIC. The Company’s maximum exposure to loss as a result of its involvement with the two variable interest entities is limited to $157,872 in respect of the AIG Global Equity Fund and $87,884 in respect of the AIG American Equity Trust Fund, being the fair values of the Company’s investment in these funds.

On January 2, 2004, the Company invested $75,000 in the AIG Select Hedge Fund, which is managed by AIGGIC. Management consider the AIG Select Hedge Fund to be a variable interest entity, however, management do not consider that the application of FIN 46-R to the AIG Select Hedge Fund will have a significant impact on the Company’s financial position and results of operations.

g)	A director and executive officer of various AIG subsidiaries and affiliates serves as the Chairman of the Board of Directors of the Company and IPCRe. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

10.	RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Movements in the reserve for losses and loss adjustment expenses is summarized as follows:

	2003	2002	2001

Balance, beginning of year	$118,950	$161,526	$60,171

Net losses incurred related to:
Current year	40,334	34,266	133,629
Prior years	14,048	4,509	3,922

	54,382	38,775	137,551

Net paid losses related to:
Current year	(8,007)	(4,473)	(9,494)
Prior years	(47,803)	(79,393)	(25,553)

	(55,810)	(83,866)	(35,047)
Effect of foreign exchange movements	3,988	2,515	(1,149)

Total net reserves, end of year	121,510	118,950	161,526
Loss reserves recoverable, end of year	1,810	405	681

Gross loss reserves, end of year	$123,320	$119,355	$162,207

Losses incurred in the year ended December 31, 2003 included $10,250 for tornadoes and hailstorms which affected the mid-West United States in April and May, $8,000 for the various brush fires in California in October, and $8,500 for various windstorms, including Hurricanes Isabel and Fabian, which took place around the world during the third quarter of 2003. Losses incurred in the year ended December 31, 2003 in respect of prior years include $7,000 development of losses for Tropical Storm Allison which took place in June 2001, primarily resulting from an unfavourable court ruling regarding an insurance policy dispute between a cedant and the original insured under the policy in March 2003, and increases to claims resulting from Hurricane Lili and storms which affected Europe, in October 2002.

Losses incurred in the year ended December 31, 2002 included $18,000 in respect of the floods which affected parts of central and eastern Europe in August 2002. Losses incurred in the year ended December 31, 2002 in respect of prior years primarily result from development of reserves relating to the attack on the World Trade Center.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

10.	RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES (continued)

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

Net losses and loss adjustment expenses in the consolidated statements of income (loss) are presented net of reinsurance recoveries during the years ended December 31, 2003, 2002 and 2001 of $2,338, $(74) and $60 respectively.

11.	WRITTEN PREMIUM BY GEOGRAPHIC REGION

Financial information relating to reinsurance premiums written by geographic region is as follows:

	December 31, 2003		December 31, 2002		December 31, 2001

	Premiums		Premiums		Premiums
	Written	%	Written	%	Written	%

Geographic Area (1)
United States	$136,319	42.2%	$117,904	45.4%	$57,971	43.6%
Worldwide (2)	54,491	16.9%	36,804	14.2%	22,165	16.7%
Worldwide (excluding the U.S.) (3)	15,747	4.9%	16,312	6.3%	5,758	4.3%
United Kingdom	40,650	12.6%	31,917	12.3%	14,713	11.1%
Europe (excluding the U.K.)	46,944	14.6%	30,943	11.9%	11,722	8.8%
Japan	15,597	4.8%	15,432	5.9%	7,383	5.5%
Australia/New Zealand	10,276	3.2%	6,103	2.4%	5,701	4.3%
Other	2,738	0.8%	4,270	1.6%	7,644	5.7%

	$322,762	100.0%	$259,685	100.0%	$133,057	100.0%

(1)	Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2)	Includes contracts that cover risks primarily in two or more geographic zones, including the United States.

(3)	Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

12.	CONCENTRATIONS AND CREDIT RISK

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. A single broker group accounted for approximately 35%, 35% and 42%, respectively, of total premiums written for the years ended December 31, 2003, 2002 and 2001. Five broker groups accounted for approximately 91%, 86% and 85%, respectively, of total premiums written for the years ended December 31, 2003, 2002 and 2001.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

13.	CREDIT FACILITY

In July 1998, IPCRe entered into a five year, revolving credit agreement with a syndicate of financial institutions in the amount of $300,000. In July, 2001, the amount was reduced to $150,000. In July, 2003 a new three year facility was entered into in the amount of $200,000. Drawings on this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, and certain investment restrictions. At December 31, 2003 no amounts have been drawn under this facility, and IPCRe was in compliance with all covenants under this facility.

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

	December 31, 2003	December 31, 2002

Actual statutory capital and surplus	$1,556,695	$1,283,857
Minimum statutory capital and surplus	$154,142	$127,145

IPCRe’s statutory net income (loss) for the years ended December 31, 2003, 2002 and 2001, was $256,738, $152,444 and $(3,724), respectively.

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Supervisor of Insurance (“Supervisor”) of such payment (and in certain cases the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2004 without such notification is approximately $389,174.

In accordance with IPC Re’s license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

15.	PENSION PLAN

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPCRe will contribute an amount equal to 5% of each participant’s salary. In 2003 IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan (“SERP”), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant’s salary to a maximum of $20 per employee. IPCRe contributions in respect of these plans amounted to approximately $234, $72 and $60 in 2003, 2002 and 2001 respectively. In addition, IPCRe has entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. Independent actuarial reviews of the benefit obligations were undertaken at December 31, 2003 and 2002. The Company has recorded a liability for accumulated benefit obligations at December 31, 2003 of $919 (2002: $732), pension costs recorded in respect of the defined benefit plan amounted to $187, $589 and $29 in 2003, 2002 and 2001 respectively. The plan is currently unfunded. The projected benefit obligations were $853 and $832 at December 31, 2003 and 2002, respectively. Actuarial assumptions used in estimating obligations are a discount rate of 6.75% (2002: 6.75%) and average compensation increases of 3.1% (2002: 3.9%).

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

IPCRe Services Limited was a tax-paying entity subject to the jurisdiction of the Government of the United Kingdom. The amount of taxes incurred for 2001 was not material to the consolidated financial statements.

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2003, 2002 and 2001 is not material to the consolidated financial statements.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

17.	UNAUDITED QUARTERLY FINANCIAL DATA

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	2003	2003	2003	2003

Gross premiums written	$191,852	$64,598	$45,804	$20,508
Net premiums earned	74,300	72,283	77,774	74,544
Net investment income	11,525	11,723	11,725	12,116
Net realized gains on investments	3,726	2,414	292	7,301
Net losses and loss adjustment expenses	11,156	11,516	15,778	15,932
Net income	67,528	65,588	62,132	65,381
Net income per common share - basic	$1.40	$1.36	$1.29	$1.36
Net income per common share - diluted	$1.40	$1.36	$1.29	$1.35

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002

Gross premiums written	$147,048	$60,110	$35,522	$17,005
Net premiums earned	46,411	56,478	62,908	60,607
Net investment income	11,882	13,075	12,451	11,912
Net realized losses on investments	(767)	(6,658)	(821)	(36,621)
Net losses and loss adjustment expenses	7,607	7,765	18,872	4,531
Net income	43,507	48,646	45,783	19,970
Net income per common share - basic	$0.90	$1.01	$0.95	$0.41
Net income per common share - diluted	$0.90	$1.01	$0.95	$0.41

IPC HOLDINGS, LTD. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars except for per share amounts)

18.	SUMMARIZED SUBSIDIARY FINANCIAL DATA

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2002	December 31, 2001

Gross premiums written	$322,762	$259,685	$133,057
Net premiums earned	298,901	226,404	123,375
Net investment income	47,089	49,320	32,244
Net realized gain (loss) on investments	13,733	(44,867)	616
Net losses and loss adjustment expenses	(54,382)	(38,775)	(137,551)
Acquisition costs, net	(30,867)	(24,521)	(12,686)
General & administration expenses	(17,532)	(12,633)	(8,443)
Foreign exchange gain (loss), net	1,910	1,554	(574)

Net income (loss)	$258,852	$156,482	$(3,019)

Loss ratio (1)	18.2%	17.1%	111.5%
Expense ratio (2)	16.2%	16.4%	17.1%
Combined ratio (3)	34.4%	33.5%	128.6%

	December 31, 2003	December 31, 2002

Cash & investments	$1,671,313	$1,387,045
Reinsurance balances receivable	61,194	50,328
Other assets	36,495	37,393

Total assets	$1,769,002	$1,474,766

Unearned premiums	$61,795	$51,902
Reserves for losses	123,320	119,355
Other liabilities	16,766	11,088

Total liabilities	201,881	182,345

Common stock	250,000	250,000
Additional paid-in capital	595,409	595,409
Retained earnings	630,605	406,753
Accumulated other comprehensive income	91,107	40,259

Total shareholder’s equity	1,567,121	1,292,421

Total liabilities and shareholder’s equity	$1,769,002	$1,474,766

(1)	The ratio of incurred losses, net to net premiums earned.

(2)	The ratio of acquisition costs, net and general & administration expenses to net premiums earned.

(3)	The sum of loss ratio and expense ratio.