Form 10-K, Exhibit 13
period 2005-12-31
IPC HOLDINGS LTD
filed 2006-02-28
CIK 909815

Exhibit 13.1
PORTIONS OF ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the “Company” mean IPC Holdings and references to “we”, “us”, “our” or “IPC” mean IPC Holdings together with its wholly-owned subsidiaries, IPCRe Limited (“IPCRe”), and IPCRe Underwriting Services Limited (“IPCUSL”). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2005.
General Overview
     We commenced operations in June 1993. An overview of our principal lines of business is provided under “Item 1 Business — General Development of Business — Overview” as set forth in our report on Form 10-K for the fiscal year ended December 31, 2005. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the unpredictable frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.
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
     Premiums (cash) received which are surplus to our short term funding requirements are invested in accordance with our investment guidelines. Our current investment strategy is defined primarily by the need to safeguard our capital, since we believe that the risks inherent in catastrophe reinsurance should not be augmented by a speculative investment policy. For this reason, our investment policy places a strong emphasis on the quality and liquidity of investments.
     Other factors which can affect operating results are competition, changes in levels of underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. After significant catastrophic events, rating agencies may also require that insurance companies reduce the level of their exposures in relationship to the amount of their shareholders’ funds. This can be achieved by writing less business, buying more reinsurance, or raising more capital, or any combination thereof. The same rating agency pressures have also been applied to reinsurance companies, who have similar options. Thus the supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of intense price competition due to excessive underwriting capacity and periods when shortages of capacity permit favourable premium levels. Since underwriting capacity reflects the amount of shareholders’ equity (also known as “policyholders’ surplus” in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.
     Events from 1996 to 2005 demonstrated the cyclicality and volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002 and 2003, few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001, 2004 and 2005 in many parts of the world, including numerous hurricanes, hail storms, tornadoes, cyclones and the terrorist attacks that were carried out in the U.S. on September 11, 2001. Most recently, during 2004 and 2005, the combined insured property losses from all catastrophic events set new consecutive annual records. Events in 2004 included the four hurricanes that made landfall in Florida and affected other parts of the south-eastern United States and the Caribbean in the third quarter, and a record number of typhoons which made landfall in Japan, several of which resulted in significant insured losses. Published estimates of the aggregated industry losses from these third quarter, 2004 events range from $30 billion to $35 billion. During 2005, there was a record number (27) of named storms in the north Atlantic, including hurricanes Katrina, Rita and Wilma. In addition, cyclone Erwin affected parts of northern Europe in January, 2005 and floods impacted parts of central Europe in August, 2005. Hurricane Katrina and the flooding that subsequently affected New Orleans and other parts of Louisiana are estimated to have resulted in the largest amount of insured losses from associated events. Estimates of the aggregated industry losses from 2005 events range from $60 billion to $80 billion. Estimated industry loss amounts have been derived from recognized sources such as Swiss Re’s Sigma publication and reports from Property Claim Services (“PCS”), which tracks insured catastrophic events in the United States of America.
     From 1996 to 1999, there was an increase in the supply of reinsurance capacity, which caused downward pressure on pricing. For the January 2000 renewal cycle, due to the increased levels of claim activity, premium rates were at a similar level to 1999. Significant claims incurred by many reinsurers during 2000 as a result of events in late 1999, followed by several catastrophic events in 2001, resulted in a contraction of capacity. Consequently, renewals during the fourth quarter of 2000 and throughout 2001 and 2002 saw premium rates increasing by between 10% and 25%, on average, for contracts which had not suffered losses, with significantly higher increases for those contracts which had suffered losses. During the fourth quarter of 2001, in response to the reduction in the capacity and anticipated increased demand, many companies, including ourselves, raised additional capital. There were also a number of new insurance and reinsurance companies formed in Bermuda and elsewhere, hoping to satisfy demand and benefit from improved market terms and conditions. We believe that the additional capital flowing into the market affected price increases in 2002 and 2003, as they were not as large as previously anticipated. While prices continued to increase during 2003 and 2004, the rate of increase moderated over time, such that pricing in the second half of 2004 was generally leveling off. Despite the level of catastrophe activity in 2004, pricing of our business renewing in the first half of 2005 was generally flat or with modest declines of around 5% for contracts that had not incurred any losses, while loss-impacted contracts had increases of between 10% and 25%. Renewals of contracts with U. S. cedants from July 1, 2005 onwards saw the return of modest increases in premium rates, generally as a result of additional development of claims from events in the third quarter of 2004. Because of the unprecedented level of insured losses from events which occurred in the second half of 2005, pricing for contracts with U.S. cedants saw significant increases, especially contracts with coastal exposures, during negotiations for business renewing January 1, 2006. Generally, renewals of contracts with U.S. cedants who had not had claims arising from events in 2004 or 2005 saw price increases in the range of 10% to 25%, while contracts that had incurred losses in 2005 saw increases of between 50% and 100%, or more. Pressure on the amount of reinsurance capacity available not only resulted from the significant financial impact of catastrophic events in 2005, but also because of changes in rating agency requirements in respect of insurance/reinsurance companies’ capital levels. In response to these new requirements, as well as to meet anticipated increased demand, many companies, including ourselves, raised capital, to at least replenish what had been lost as a result of 2005 catastrophes. Similar to events in the fourth quarter of 2001, a number of new reinsurance companies formed in Bermuda and elsewhere. From 2002 to 2005, we believe that we were able to increase the amount of business allocated to us and our market share because of our reputation, capital base, Standard & Poor’s (“S & P”) and A.M. Best Company (“A.M. Best”) ratings and long-standing client relationships. In addition, we were able to offer additional underwriting capacity created by our increased capital base, to our existing clients, and also to new clients. These factors were reflected in the significant increase in our written premium volume from 2002 to 2005, in comparison to 2001. As a result of the impact of catastrophes occurring in 2005 on our shareholders’ funds, offset in part by our capital raising, the amount of capacity we are able to offer at the beginning of 2006 is approximately 3% less than at the beginning of 2005. However, we believe that because of price increases, the amount of premiums that we will generate from the capacity offered will increase in comparison to 2005.
     With respect to terms and conditions other than pricing, for renewals in the period 2002 to 2005 the coverage of claims that are the result of “terrorist acts” was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. Between 2002 and 2005, IPCRe has participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.
     On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was signed into law. It expired at the end of 2005, but was renewed in modified form for 2006 and 2007. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists’ acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined “deductible” and 10% of losses above the deductible. In its revised form, the insurers’ deductible level is raised from 15% of earned premiums in covered lines in 2005, to 17.5% for 2006, and 20% in 2007. The federal government will reimburse insurers for 90% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. The trigger for federal outlays has been raised from $5 million in insured losses arising from a terrorist act, to $50 million in 2006, and $100 million in 2007. As a result of TRIA, our participation in coverage for terrorism within the United States declined during 2003, 2004 and 2005. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2006.
Critical Accounting Policies
     Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of (loss) income: premiums, losses (claims), including reserves and investments / investment income.
          Premiums
     Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and therefore no management judgement is necessary in accounting for this. Premiums are earned on a pro rata basis over the policy period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We account for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. At December 31, 2005 the amount of premium accrued resulting from managements’ estimates for proportional treaties was approximately 2% of total gross premiums written for the year then ended. Reinstatement premiums are recognized and accrued at the time we incur a loss and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). The amount accrued at December 31, 2005 for estimated reinstatement premiums on Reported But Not Enough losses (“RBNE”) and Incurred But Not Reported (“IBNR”) loss reserves was $37.8 million.
          Loss Reserves
     Under accounting principles generally accepted in the United States of America, we are not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date are established, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.
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
     The reserve for losses and loss adjustment expenses is based upon reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and/or their brokers, output from commercially available catastrophe loss models and management’s estimates. When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modeling to measure and estimate loss exposure under the actual event scenario, if available. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models — currently CATRADER ® — as part of our modeling approach. These computer-based loss modeling systems utilize A.M. Best’s data and direct exposure information obtained from our clients. Once an event occurs, we establish a specific reserve for that event, based upon estimates of total losses incurred by the ceding insurers and the industry as a whole, as a result of the event and a specific estimate of the portion of such loss we have reinsured. Management’s estimates are used for IBNR or RBNE loss amounts. For catastrophic events there is often considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and additional information becomes known, the reserves are adjusted as necessary. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event. For proportional treaties, we generally use an initial estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned), based upon information provided by the ceding company and/or their broker and our historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.
At December 31, 2005 management’s estimates for IBNR/RBNE represented approximately 33% of total loss reserves. The majority of the estimate relates to reserves for claims from hurricanes Katrina, Rita and Wilma, which affected various parts of Gulf coast states between August and October 2005. If our estimate of IBNR/RBNE loss reserves at December 31, 2005 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $35 million. If our total reserve for losses at December 31, 2005 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $107 million, which represents approximately 7% of shareholders’ equity at December 31, 2005. In accordance with IPCRe’s registration under the Bermuda Insurance Act 1978 and Related Regulations (the “Insurance Act”), the loss reserves are certified annually by an independent loss reserve specialist.
          Investments
     In accordance with our investment guidelines, our investments consist of certain equity investments in mutual funds and high-grade marketable fixed income securities. Investments are considered “Available for Sale” and are carried at fair value. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided either by independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. Equity investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. Unrealized gains and losses are included within “Accumulated other comprehensive income” as a separate component of shareholders’ equity. Realized gains and losses on sales of investments are determined on a first-in, first-out basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.
     We regularly monitor the difference between the cost and fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in value of a particular investment is temporary, we record the decline as an unrealized loss as a separate component of our shareholders’ equity. If we believe the decline is other-than-temporary, we write down the cost basis of the investment to the market price as of the reporting date and record a realized loss in our statement of (loss) income. The determination that a security has incurred an other-than-temporary decline in value requires the judgement of IPC’s management, which includes the views of our investment managers and a regular review of our investments. Our assessment of a decline in value includes our current judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future we may ultimately record a realized loss, after having originally concluded that the decline in value was temporary.
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

     At December 31, 2005 our equity investments mostly comprised investments in the following: a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index. None of the funds have a significant concentration in any one business sector; accordingly, the value of our equity funds is principally influenced by macro economic factors rather than issuer-specific factors. Our equity investments are subject to the same analyses as described above for the determination of other-than-temporary declines in value. Since there is a portfolio of securities within each fund, the qualitative issues are usually broader than those for individual securities and therefore the assessment of impairment is inherently more difficult and requires more management judgement.
     At December 31, 2005 we did not hold any fixed maturity securities that are not investment grade or not rated.
     At December 31, 2005 we determined that there was no other-than-temporary impairment of securities.
     The following table summarizes the total unrealized gains and losses included as a separate component of shareholders’ equity:

At December 31,
2005
$000
Gross unrealized (losses):
Fixed maturity investments	(17,406)
Equity investments	(735)

(18,141)

Gross unrealized gains:
Fixed maturity investments	1,277
Equity investments	109,952

111,229

Total net unrealized gains	93,088

     The following table summarizes the unrealized loss position at December 31, 2005 by length of time those securities have been continuously in an unrealized loss position:

	Less than 12 months		12 months or longer
	Gross		Gross
	unrealized		unrealized
2005 Unrealized Losses	losses	Fair Value	losses	Fair Value
Length of time with unrealized loss:
Fixed maturity investments	$(12,115)	$1,447,839	$(5,291)	$232,745
Equity investments	$(735)	$156,183	$—	$—
Results of Operations
     Years Ended December 31, 2005, 2004 and 2003
     Although the second half of 2004 saw a significant number of catastrophic events, including the four hurricanes that made landfall in Florida, and a record number of typhoons making landfall in Japan, these events were comparatively minor compared to the devastation resulting from hurricane Katrina and the flooding that followed, affecting large parts of Louisiana, Alabama and Mississippi in August of 2005. Hurricane Katrina was followed by two other severe storms, hurricane Rita which affected Texas in September, and hurricane Wilma, which affected Mexico and Florida in October, 2005. As a result of the record amount of aggregate insured losses resulting from these and other events that occurred in 2005, we incurred net losses and loss adjustment expenses of almost $1.1 billion in the year ended December 31, 2005, and our net loss before preference dividend was $(623.4) million in 2005, compared to net income of $138.6 million earned in 2004, and $260.6 million net income earned in 2003. To offset the impact of the losses in 2005 on our shareholders’ equity, and on the amount of reinsurance capacity that we offer to our clients, we raised additional capital. On November 4, 2005, we completed a follow-on public offering in which 11,527,000 common shares were sold (including the exercise of the over-allotment option of 1,048,000 shares) at $26.25 per share. On the same date, 3,675,000 common shares were sold directly to AIG at a price equal to the public offering price. In addition, on November 4, 2005, we also completed a public offering in which 9,000,000 7.25% Series A mandatory convertible preferred shares were sold, with a liquidation preference of $26.25 per share. Total net proceeds from these transactions (together, the “Offerings”) were approximately $614 million. We intend to use the net proceeds from the public offerings of common shares and series A mandatory convertible preferred shares to provide additional capital for reinsurance operations and general corporate purposes.
     In the twelve months ended December 31, 2005, we wrote gross premiums of $472.4 million, compared to $378.4 million and $322.8 million written in the years ended December 31, 2004 and 2003, respectively. The components of these premium volumes were as follows:

$(000)	2005	2004	2003
Annual (deposit) premiums	335,856	333,106	294,444
Reinstatement premiums	129,149	32,507	7,233
Adjustment premiums	7,382	12,796	21,085
Total premiums	472,387	378,409	322,762
     Annual or deposit premiums are the basic premiums for excess of loss treaties reported at the inception of the contracts, which are paid in installments over the contract period, or are estimated or actual reported premiums from proportional treaties. Reinstatement premiums are premiums paid by ceding companies to reinstate reinsurance coverage following a claim. Adjustment premiums are adjustments generally arising from differences between cedants’ actual premium income and their original estimates thereof, on which annual deposit premiums are based. Adjustment premiums were higher in 2003 because original estimates of 2002 primary property insurance premiums advised by cedants did not anticipate the significant increases in their pricing that occurred. The significant increases in reinstatement premiums in 2004 and 2005, respectively, were due to the volume of claims relating to the hurricanes and other catastrophic events which occurred in the respective years. In both 2003 and 2004, we had increased participation and additional business from existing clients and selectively wrote business for new clients. In 2003 and the first half of 2004, we benefitted from rate increases of 3% to 10% during the first half of the period, but pricing generally flattened during the latter half of 2004, principally due to the absence of significant catastrophic events until the third quarter of 2004, as well as increased competition. In 2005, there were rate increases for U.S. and Japanese contracts that had suffered losses from third quarter, 2004 windstorms. These increases were offset in part by small rate reductions given on European business. In addition, during all three years, we decided not to renew some contracts with unsatisfactory rates or terms, premiums related to which totaled $21.4 million, $19.0 million and $23.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Offsetting this was new business that was written in each of the three years, amounting to $24.8 million, $24.7 million and $45.0 million, for the years ended December 31, 2005, 2004 and 2003, respectively.
     We purchase reinsurance to reduce our exposure to large non-U.S. losses. (See Note 5 to the Consolidated Financial Statements — “Ceded Reinsurance”.) In the years ended December 31, 2005, 2004 and 2003, premiums ceded to these facilities were $21.6 million, $20.1 million and $14.5 million, respectively, reducing net premium writings for those years to $450.8 million, $358.3 million and $308.3 million, respectively. The increase in ceded premiums reflects increased transfers of exposure to our Property Catastrophe Aggregate Excess of Loss Reinsurance facility, as well as the increase in retrocessionaires’ participation in our proportional reinsurance facility, which has varied from 60.5% in 2003 to 74.5% in 2004 and 83.33% for 2005.
     We earned net premiums of $452.5 million, $354.9 million and $298.9 million in the years ended December 31, 2005, 2004 and 2003, respectively, representing increases of 27.5% and 18.7%, respectively. Earned premiums increased from 2003 to 2005 because of the increase in written premiums, as well as the substantial increases in reinstatement premiums recorded in 2005 and 2004, respectively. Excluding adjustment and reinstatement premiums, net premiums earned increased by 14.4% from $270.5 million in 2003 to $309.6 million in 2004, and then by a further 2.0% to $316.0 million in 2005.
     We earned net investment income of $71.8 million in the year ended December 31, 2005 compared to $51.2 million earned in the year ended December 31, 2004, and $47.1 million in the year ended December 31, 2003. After two years of decline, the overall yield of the fixed income portfolio improved in the year ended December 31, 2005, due to rising interest rates. In 2005, this factor was augmented by the increase in the average balance of invested assets, which was 25% higher than in 2004, because of positive operating cash flow in the year and because of the proceeds of the Offerings, which took place in early November, 2005. In addition, we benefitted from $8.8 million of dividends from our investment in a fund of hedge funds in the year ended December 31, 2005, compared to $3.1 million of such dividends in the year ended December 31, 2004. This investment was made in January, 2004. Such dividends are expected to be declared periodically, provided the performance of the fund is positive. Investment income is net of investment expenses, which were primarily investment management and custodial fees payable to subsidiaries of American International Group, Inc. (“AIG”). (See Note 8 to the Consolidated Financial Statements — “Related Party Transactions”.) These fees totaled $3.2 million in 2005, $3.0 million in 2004 and $3.2 million in 2003. We received refunds of management fees deducted from the net assets of a global equity fund and a North American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG/Sun America. These refunds were $2.3 million, $2.4 million and $1.9 million, for the years ended December 31, 2005, 2004 and 2003, respectively.
     At December 31, 2005 our investment portfolio consisted mostly of cash and cash equivalents, high quality fixed maturity investments, and equity investments in a north American equity fund, a global equity fund, a fund of hedge funds and a fund with attributes similar to those of the S & P 500 Index.
     We recorded a net realized loss of $(10.6) million on the sale of investments for the year ended December 31, 2005, compared to net realized gains of $5.9 million and $13.7 million for the years ended December 31, 2004 and 2003, respectively. Generally, net gains and losses fluctuate from period to period, depending on the securities sold. Net unrealized gains on our investment portfolio (see Note 3 to the Consolidated Financial Statements — “Investments”) were $93.1 million at December 31, 2005, compared to $91.1 million at December 31, 2004.
     We incurred net losses and loss adjustment expenses of $1,072.7 million, $215.6 million and $54.4 million in the years ended December 31, 2005, 2004 and 2003, respectively. The level of insured losses from catastrophic events around the world was significantly lower in 2003 compared to the relatively high frequency and severity of events during 2004 and 2005, which set consecutive records in terms of annual aggregate insured losses from catastrophic events.
     In 2005 we incurred losses from cyclone Erwin ($20.6 million) which affected parts of northern Europe in January 2005, hurricane Katrina and subsequent flooding which affected many parts of Louisiana, Alabama and Mississippi in August 2005 ($810.0 million), hurricane Rita, which made landfall in Texas in September 2005 ($53.8 million), and hurricane Wilma which affected parts of Mexico and crossed Florida in October, 2005 ($112.8 million). In the first half of 2005, we also recorded adverse development of claims arising from various windstorms that occurred in the third quarter of 2004, totaling approximately $40 million, primarily as a result of a number of cedants significantly revising their loss estimates. The estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on our net income might differ substantially from the foregoing estimate. The estimates for hurricanes Rita and Wilma were prepared following the same process.
     In 2004 we recorded losses of $168.6 million from hurricanes Charley, Frances, Ivan and Jeanne, all of which made landfall in Florida and affected other parts of the south-east United States and the Caribbean in the third quarter. We also incurred net losses from typhoons Chaba and Songda which made landfall in Japan in the third quarter, totalling $47.7 million. We also incurred a loss of $4.8 million from a fire at an oil refinery in Algeria, which occurred in January, 2004. Offsetting the impact of these losses were net reductions in losses from a variety of events in prior accident years, totalling $13.5 million.
     In 2003 we incurred losses from: bush fires in Canberra, Australia in January 2003 ($2.9 million); an explosion and fire which impacted an energy facility in Canada, in January 2003 ($2.7 million); tornadoes and hailstorms which affected the mid-west United States in April and May of 2003 ($10.3 million); several brush fires in California in October 2003 ($8.0 million); pro rata treaties ($7.9 million); various windstorms which took place around the world, including hurricanes Isabel and Fabian, in September 2003 ($8.5 million); and the floods which affected southern France in December 2003 ($2.5 million). We also recorded development of claims from prior years, including increases to claims resulting from hurricane Lili and storms which affected Europe in October 2002, and $7.0 million in respect of an increase in the ultimate expected losses for tropical storm Allison which took place in June, 2001. This was the result of a 2003 unfavourable court ruling regarding an insurance policy coverage dispute between a cedant and the original insured under the policy.
     Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $39.2 million, $37.7 million and $30.9 million for the years ended December 31, 2005, 2004 and

2003, respectively, after deferring those costs related to the unearned portion of premiums written. The increases from 2003 to 2004, and from 2004 to 2005 are primarily due to the increase in earned premiums, but they have not increased proportionately, because the brokerage on reinstatement premiums is generally less than that paid on annual premiums.
     General and administrative expenses were $27.5 million, $23.2 million and $19.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. These figures include fees paid to subsidiaries of AIG for administrative services, which are based on a percentage of gross premiums written, but deferred to the extent of the unearned portion of those premiums, and were $11.9 million, $9.3 million and $7.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. These services include the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. (See Note 8 to the Consolidated Financial Statements — “Related Party Transactions”.) In addition to this significant increase, other expense categories which saw increases in each year included salaries and benefits, which include the impact of expensing stock grants and stock options granted to certain employees, and professional fees resulting from corporate governance requirements under the Sarbanes-Oxley Act of 2002. In 2005, additional expenses resulted from increased costs of letters of credit (see “Liquidity and Capital Resources’’, below), due to the significantly increased requirements of our U.S. cedants, and fees paid to the United States Securities and Exchange Commission (“SEC”) with respect to the filing of an S-3 Registration Statement. In 2003, additional expense resulted from the non-recurring set-up costs of our revolving credit facility.
Liquidity and Capital Resources
     IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL, which currently acts as an underwriting agent for a company in which AIG has an ownership interest. (See Note 8 to the Consolidated Financial Statements — “Related Party Transactions”.)
     Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2006 was approximately $277.1 million.
     Sources of Funds
     Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.
     In July 1998, to further enhance its liquidity, IPCRe entered into a revolving credit facility with a syndicate of lenders led by Bank One N.A.. The amount of the original facility was $300 million, which was reduced to $150 million in June, 2001. The facility was renewed in July 2003 for a three-year term, in the amount of $200 million. One of the significant covenants of the facility requires IPCRe to maintain a minimum net worth (shareholders’ equity) of $900 million, plus 50% of any positive net income in any quarter, plus 75% of the net proceeds of any equity issuance. From September 30, 2005 to the time of filing, following the establishment of reserves for hurricanes Katrina, Rita and Wilma, we have been unable to draw funds as we do not satisfy the net worth covenant within the agreement. If we had funds drawn under the facility, IPCRe would not be able to pay dividends unless a waiver or amendment to the net worth covenant was agreed. The facility expires on June 30, 2006. At the time of filing, we are in discussions with a number of banks with respect to replacing the facility.
     On October 7, 2005, IPC Holdings filed an S-3 Registration statement with the SEC in the amount of $1,250,000,000, which became effective on October 17, 2005. As noted above, on November 4, 2005, we completed offerings of both common shares and mandatory convertible preferred shares, from which total net proceeds were approximately $614 million.

Uses of Funds
     Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends. We generated cash flows from operations of $105.7 million, $279.2 million and $269.5 million in the years ended December 31, 2005, 2004 and 2003, respectively. These amounts represent the difference between premiums collected and investment earnings realized, losses and loss adjustment expenses paid, and underwriting and other expenses paid. Cash flows from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Loss payments during the years ended December 31, 2005, 2004 and 2003 were $274.7 million, $73.4 million and $57.1 million, respectively. During 2006, we expect to pay a significant proportion of the $1,072 million of loss reserves we have accrued at December 31, 2005 (see “Aggregate Contractual Obligations” below), as well as claims from other events that may occur during the year.
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
     At December 31, 2005, 79.3% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 80.9% of the portfolio at December 31, 2004. The primary rating source is Moody’s Investors Services Inc. (See Note 3 (f) to the Consolidated Financial Statements — “Investments”.) At December 31, 2005 the portfolio had an average maturity of 3.1 years and an average modified duration of 2.7 years (compared to 2.3 years and 2.1 years, respectively, at December 31, 2004).
     Net cash outflows used for investing activities in the years ended December 31, 2005, 2004 and 2003 were $672.3 million, $301.4 million and $159.6 million, respectively. At December 31, 2005 our cash and cash equivalents were $31.1 million, compared to $27.9 million at December 31, 2004. In addition, $310 million of our fixed maturity investment portfolio was invested in relatively short-dated fixed income instruments, to provide additional liquidity to meet the anticipated significant increase in claims payments resulting from hurricanes Katrina, Rita and Wilma.
     Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the years ended December 31, 2005 and 2004, we incurred foreign exchange losses of $(3.0) million and $(1.3) million, respectively, compared to a foreign exchange gain of $1.9 million in the year ended December 31, 2003. The losses in 2005 and 2004 were partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves, whereas the gains in 2003 were primarily the result of the strengthening of the Euro and British pound. We currently do not — and as a practical matter cannot — hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies, which we did during 2000. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See “Quantitative and Qualitative Disclosure about Market Risk” below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2005, we had no forward contract hedges outstanding.
     Our investment portfolio does not directly include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not directly contain any investments in real estate or mortgage loans.
     Ratings are an important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of “A (Excellent; 3rd of 15 categories)” from A.M. Best and are rated

“A (Strong; 6th of 18 categories)” for financial strength and counter-party credit by S & P. A.M. Best and S & P ratings reflect their opinions of a reinsurance company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, but are not evaluations directed to investors in our securities and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and S & P, and we cannot assure you that we will be able to retain those ratings. Prior to October, 2005, both A.M. Best and S & P had given IPCRe and IPCRe Europe insurer financial strength ratings of A+. In November 2005, both rating agencies lowered the ratings to their current levels as a result of the impact on our net income and shareholders’ equity resulting from the devastation brought by hurricanes Katrina and Rita. If these ratings are reduced from their current levels by A.M. Best and/or S & P, our competitive position in the reinsurance industry could suffer and it may be more difficult for us to market our products. A downgrade could result in a loss of business as ceding companies move to other reinsurers with higher ratings, and a significant downgrade to a rating below “A-” by A.M. Best or S & P could trigger provisions allowing some cedants to opt to cancel their reinsurance contracts with us.
     IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through three commercial banks pursuant to three bilateral facilities in amounts of $350 million, $250 million and $200 million, respectively. In turn, IPCRe provides the banks security by giving them liens over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Effective December 31, 2005 and 2004, there were outstanding letters of credit of $606.3 million and $98.7 million, respectively. The significantly higher amount at the end of 2005 was due to the increased requirements of our clients as a result of claims arising from hurricanes Katrina, Rita and Wilma. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.
     We believe that our operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.
     Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.
Aggregate Contractual Obligations
     The following table summarizes our contractual obligations:

	Payments due by period
	(expressed in millions of U.S. dollars)
		Less than 1			More than
Contractual Obligations	Total	year	1 - 3 Years	3 -5 years	5 years
Purchase Obligations	$0.1	$0.1	$—	$—	$—
Losses and Loss Adjustment Expenses	1,072.1	571.1	328.8	107.4	64.8
     Purchase Obligations are made up of the following contractual obligations:
1.	Administrative Services Agreement: The Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services — as described above — for a fee of 2.5% of the first $500 million annual gross written premiums (1.5% of the next $500 million and 1% thereafter). This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. As the fee payable is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore not included in the table above. The amount incurred for 2005 was $11.9 million. At the time of filing, a new administrative services agreement to be effective July 1, 2006, is being negotiated with AICL.
2.	Credit Facility: As described above, we renewed a credit facility in the amount of $200 million for a period of three years, ending on June 30, 2006. Drawings on this facility can be used for general corporate purposes. The level of the facility fee payable is dependent upon the S & P credit rating of IPCRe and therefore a change in this rating would affect the amount paid. The applicable fee rate based upon IPCRe’s present credit rating is 0.125% of the amount of the facility. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P rating of IPCRe at that time. At December 31, 2005 no amounts have been drawn under this facility, and no drawings are currently permitted under the facility, as IPCRe is in default of the facility’s net worth covenant at the time of filing. At the time of filing, a new facility is being discussed with a number of banks.
3.	Letters of credit: As noted above, we currently obtain letters of credit through three commercial banks pursuant to three bilateral facilities in amounts of $350 million, $250 million and $200 million. The last two facilities are 364 day facilities. We pay fees to the banks based on the amounts of letters of credit they issue on our behalf. Because these amounts change during the course of the year, the total amount we will pay in aggregate is not known until the end of the year, and therefore not included in the table above. Effective December 31, 2005 the aggregate amount of letters of credit issued were $606.3 million, and if this amount remained unchanged throughout 2006, we would pay fees totaling $1.4 million. If we were to utilize the full limits of the three facilities, we would pay $1.9 million in 2006. With respect to one facility, we pay a commitment fee to the extent it is unused. Effective December 31, 2005, the amount of the facility unused was $43 million. The amount of the commitment fee that could be paid is not material.
     Losses and Loss adjustment expenses
     The reserve for losses and loss adjustment expenses represent management’s estimate of the ultimate cost of settling reinsurance claims. As more fully discussed in our “Critical Accounting Policies — Loss Reserves” above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company’s historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center or for the flooding which followed hurricane Katrina.
     Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2005 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.
Off-Balance Sheet Arrangements
     Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303(a)(4) of Regulation S-K.
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

     Our investment managers performed a VaR analysis, to estimate the maximum potential loss of fair value for each segment of market risk, as of December 31, 2005 and 2004. The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed income securities) as of December 31, 2005 and 2004 using historical simulation methodology. At December 31, 2005 the VaR of IPCRe’s investment portfolio was approximately $37.7 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using approximately 750 days (3 years) of historical interest rate and equity market data.
     The following table presents the VaR of each component of market risk of IPCRe’s invested assets at December 31, 2005 and 2004, respectively, the quarterly points during 2005 and the average for the year ended December 31, 2005, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

	At	At	At	At	At	Average for year
	December 31,	September 30,	June 30,	March 31,	December 31,	ended Dec. 31,
Market Risk	2005	2005	2005	2005	2004	2005
Currency	$2,445	$2,183	$2,184	$2,477	$2,660	$2,391
Interest Rate	36,626	30,594	28,605	29,505	23,067	29,679
Equity (incl. hedge fund)	19,821	19,794	21,433	24,775	25,323	22,229

Sum of Risk	58,892	52,571	52,222	56,757	51,050	54,299
Diversification Benefit	(21,188)	(20,360)	(22,618)	(21,437)	(21,866)	(21,494)

Total Net Risk	$37,704	32,211	$29,604	$35,320	$29,184	$32,805

     VaR in total has increased because of the increased size of the total investment portfolio. The impact of the size increase on VAR has been reduced in part by a fall in equity volatility and the reduction in average fixed income duration due to the large allocation to shorter duration assets, following receipt of funds from the Offerings of securities in November 2005. Approximately $310 million of the proceeds of the Offerings was invested in highly liquid securities, to provide liquidity for the anticipated high volume of claims payments, resulting from hurricanes Katrina, Rita and Wilma.
     IPCRe’s premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from adverse fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. At December 31, 2005, an estimated $22 million of reinsurance premiums receivable, and an estimated $34 million of loss reserves, were denominated in currencies other than the U.S. dollar. At December 31, 2005 we held U.S.$1.0 million equivalent in Australian dollar time deposits. Accordingly, from a risk perspective, we do not believe that the impact of exchange rate movements in respect of receivables or loss reserves on our overall VaR at December 31, 2005 to be material.
Transactions with Non-Independent Parties
     All of our related party transactions have been disclosed in Note 8 to the Consolidated Financial Statements — “Related Party Transactions”. To our knowledge, neither the Company nor any of its subsidiaries have entered into any other transactions with other non-independent parties.
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
Years Ended December 31, 2005 and 2004

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT
To the Board of Directors and Shareholders of
IPC Holdings, Ltd.
We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPC Holdings, Ltd.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG
Chartered Accountants
Hamilton, Bermuda
February 24, 2006

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005 and 2004
(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004
Assets
Fixed maturity investments, available for sale, at fair value (amortized cost 2005: $2,014,735; 2004: $1,446,327)	$1,998,606	$1,444,576
Equity investments, available for sale, at fair value (cost 2005: $420,910; 2004: $335,719)	530,127	428,620
Cash and cash equivalents	31,113	27,898
Reinsurance premiums receivable	180,798	85,086
Deferred premiums ceded	4,120	4,558
Loss and loss adjustment expenses recoverable	1,054	5,006
Accrued investment income	19,885	20,695
Deferred acquisition costs	7,843	8,424
Prepaid expenses and other assets	4,735	3,427

Total assets	$2,778,281	$2,028,290

Liabilities
Reserve for losses and loss adjustment expenses	$1,072,056	$274,463
Unearned premiums	66,311	68,465
Reinsurance premiums payable	4,991	3,387
Deferred fees and commissions	1,363	1,475
Accounts payable and accrued liabilities	17,160	12,061

Total liabilities	1,161,881	359,851

Shareholders’ equity
Common shares - 2005: 63,666,368 shares outstanding, par value $0.01; 2004: 48,407,203 shares outstanding, par value $0.01	637	484
Preferred shares – Series A mandatory convertible preferred shares 2005: 9,000,000 shares outstanding, par value $0.01; 2004: nil shares outstanding, par value $0.01	90	—
Additional paid-in capital	1,473,257	854,797
Deferred stock grant compensation	(2,492)	(2,899)
Retained earnings	52,126	724,907
Accumulated other comprehensive income	92,782	91,150

Total shareholders’ equity	1,616,400	1,668,439

Total liabilities and shareholders’ equity	$2,778,281	$2,028,290

See accompanying notes to consolidated financial statements
Signed on behalf of the Board
                                             Director
                                             Director

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of (Loss) Income
For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004	2003
Revenue
Gross premiums written	$472,387	$378,409	$322,762
Change in unearned premiums	2,154	(6,670)	(9,893)

Premiums earned	474,541	371,739	312,869

Reinsurance premiums ceded	21,581	20,098	14,466
Change in deferred premiums ceded	438	(3,241)	(498)

Premiums ceded	22,019	16,857	13,968

Net premiums earned	452,522	354,882	298,901
Net investment income	71,757	51,220	47,089
Other income	5,234	4,296	3,348
Net realized (losses) gains on investments	(10,556)	5,946	13,733

Total income	518,957	416,344	363,071

Expenses
Net losses and loss adjustment expenses	1,072,662	215,608	54,382
Net acquisition costs	39,249	37,682	30,867
General and administrative expenses	27,466	23,151	19,103
Net foreign exchange loss (gain)	2,979	1,290	(1,910)

Total expenses	1,142,356	277,731	102,442

Net (loss) income	(623,399)	138,613	260,629

Dividend on preferred shares	2,664	—	—

Net (loss) income available to common shareholders	$(626,063)	$138,613	$260,629

Basic net (loss) income per common share	$(12.30)	$2.87	$5.41
Diluted net (loss) income per common share	$(12.30)	$2.87	$5.40

Weighted average number of common shares — basic	50,901,382	48,287,261	48,205,554
Weighted average number of common shares — diluted	50,901,282	48,376,865	48,302,579
See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive (Loss) Income
For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars)

	2005	2004	2003
Net (loss) income	$(623,399)	$138,613	$260,629

Other comprehensive income
Additional accumulated benefit pension obligation	(306)	—	—
Net holding (losses) gains on investments during year	(8,618)	5,989	64,581
Reclassification adjustment for losses (gains) included in net (loss) income	10,556	(5,946)	(13,733)

	1,632	43	50,848

Comprehensive (loss) income	$(621,767)	$138,656	$311,477

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars, except for per share amounts)

	2005	2004	2003
Common shares par value $0.01
Balance, beginning of year	$484	$483	$482
Additional shares issued	153	1	1

Balance, end of year	$637	$484	$483

Preferred shares par value $0.01
Balance, beginning of year	$—	$—	$—
Additional shares issued	90	—	—

Balance, end of year	$90	$—	$—

Additional paid-in capital
Balance, beginning of year	$854,797	$850,133	$846,397
Additional paid-in capital on shares issued	617,561	941	2,719
Reduction in paid-in capital on share repurchase	(1,334)	(142)	(1,321)
Stock options and grants	2,233	3,865	2,338

Balance, end of year	$1,473,257	$854,797	$850,133

Deferred stock grant compensation
Balance, beginning of year	$(2,899)	$(1,495)	$—
Stock grants awarded	(1,316)	(2,928)	(2,011)
Stock grants forfeited	454	—	—
Amortization	1,269	1,524	516

Balance, end of year	$(2,492)	$(2,899)	$(1,495)

Retained earnings
Balance, beginning of year	$724,907	$628,931	$404,345
Net (loss) income	(623,399)	138,613	260,629
Reduction on share repurchase	(1,738)	(155)	(1,334)
Dividends paid and accrued	(47,644)	(42,482)	(34,709)

Balance, end of year	$52,126	$724,907	$628,931

Accumulated other comprehensive income
Balance, beginning of year	$91,150	$91,107	$40,259
Other comprehensive income	1,632	43	50,848

Balance, end of year	$92,782	$91,150	$91,107

Total shareholders’ equity	$1,616,400	$1,668,439	$1,569,159

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For each of the years in the three year period ended December 31, 2005
(Expressed in thousands of United States Dollars)

	2005	2004	2003
Cash flows from operating activities
Net (loss) income	$(623,399)	$138,613	$260,629
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of fixed maturity premiums (discounts), net	8,128	13,661	15,194
Net realized losses (gains) on investments	10,556	(5,946)	(13,733)
Stock compensation	2,640	2,461	842
Changes in:
Reinsurance premiums receivable	(95,712)	(23,892)	(10,866)
Deferred premiums ceded	438	(3,241)	(498)
Loss and loss adjustment expenses recoverable	3,952	(3,196)	(1,405)
Accrued investment income	810	(874)	4,342
Deferred acquisition costs	581	(389)	(1,940)
Prepaid expenses and other assets	(1,308)	2,431	(855)
Reserve for losses and loss adjustment expenses	797,593	151,143	3,965
Unearned premiums	(2,154)	6,670	9,893
Reinsurance premiums payable	1,604	(490)	2,322
Deferred fees and commissions	(112)	641	707
Accounts payable and accrued liabilities	2,129	1,588	920

Cash provided by operating activities	105,746	279,180	269,517

Cash flows from investing activities
Purchases of fixed maturity investments	(2,410,649)	(1,632,680)	(1,429,322)
Proceeds from sales of fixed maturity investments	1,726,564	1,398,678	1,212,858
Proceeds from maturities of fixed maturity investments	91,740	14,862	88,246
Purchases of equity investments	(96,938)	(102,254)	(31,364)
Proceeds from sales of equity investments	17,000	20,000	—

Cash used in investing activities	(672,283)	(301,394)	(159,582)

Cash flows from financing activities
Proceeds from share issuance, net of repurchases	614,732	645	67
Cash dividends paid to shareholders	(44,980)	(42,482)	(34,709)

Cash provided by (used in) financing activities	569,752	(41,837)	(34,642)

Net increase (decrease) in cash and cash equivalents	3,215	(64,051)	75,293

Cash and cash equivalents, beginning of year	27,898	91,949	16,656

Cash and cash equivalents, end of year	$31,113	$27,898	$91,949

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

1.           General
IPC Holdings, Ltd. (the “Company”) was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. (“AIG”). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG which retained their approximate holding at 24.3%. In November 2005, (Note 6) the Company completed a further follow-on public offering in which AIG participated and subsequent to the offering AIG owned, and continues to own, 24.2% of the common shares of the Company.
Through its wholly-owned subsidiary, IPCRe Limited (“IPCRe”), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe’s loss experience will generally include infrequent events of great severity. IPCRe’s clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 40% of underlying exposure premiums written (being total premiums written excluding reinstatement premiums) in 2005 related to U.S. risks (2004: 38%; 2003: 43%). The balance of IPCRe’s covered risks are located principally in Europe, Japan, Australia and New Zealand.
On September 10, 1998, IPCRe incorporated a subsidiary in Ireland, named IPCRe Europe Limited. This company underwrites selected reinsurance business primarily in Europe.
On November 7, 2001, the Company incorporated a subsidiary in Bermuda named IPCRe Underwriting Services Limited. (“IPCUSL”), which currently acts as an Underwriting Agent for Allied World Assurance Company, Ltd (“AWAC”), a Bermuda-based Class 4 insurer (Note 8).
2.           Significant Accounting Policies
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:
a)	Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, IPCRe and IPCUSL. All significant intercompany transactions have been eliminated in consolidation.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

2.         Significant Accounting Policies (continued)
b)	Premiums and acquisition costs
Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and therefore no management judgement is necessary in accounting for this. Subsequent premium adjustments, if any, are recorded in the period in which they are determined. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. IPCRe accounts for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. Reinstatement premiums are recognized and accrued at the time losses are incurred and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro-rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). Premiums are earned on a pro-rata basis over the coverage period and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.
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
c)	Reserve for losses and loss adjustment expenses
The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, including initial estimates of aggregate industry losses, individual case estimates received from ceding companies and brokers, output from commercially available catastrophe loss models and management’s estimates. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. For proportional treaties, an estimated loss and loss expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) is initially used, based upon information provided by the ceding company and/or their broker and IPCRe’s historical experience of that treaty, if any. The estimate is adjusted as actual experience becomes known.
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

Unrealized gains and losses are included within “Accumulated other comprehensive income” as a separate component of shareholders’ equity. Unrealized depreciation in the value of individual securities considered by management to be other-than-temporary, is charged to income in the period it is determined. IPCRe’s assessment of a decline in value includes judgement as to the financial position and future prospects of the entity that issued the security. If that judgement changes in the future, IPCRe may ultimately record a realized loss after originally concluding that the decline in value was temporary. Factors which management consider in evaluating other-than-temporary declines in value include the extent of decline, the length of time the security is below cost, IPCRe’s intent and ability to hold the security, the future prospects of the issuer and other qualitative and quantitative factors.

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

2.           Significant Accounting Policies (continued)
h)	Net (loss) or income per common share

Net (loss) income per common share is calculated by dividing net (loss) or income available to common shareholders by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Convertible preferred shares, stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and are included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of convertible preferred shares, stock options and unvested stock grants are not included in the weighted average number of shares, as this would be anti-dilutive.

i)	Stock incentive compensation plan

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 148, “Accounting for Stock-Based Compensation and Disclosure” (“SFAS 148”), which was effective for fiscal years ending after December 31, 2002. SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends disclosure requirements of SFAS 123 to require prominent disclosure about the method of accounting for stock based employee compensation and the effect of the method used to report results. SFAS 148 permits two additional transition methods for entities that adopt the preferable fair value method of accounting for stock-based employee compensation. In accordance with SFAS 148, management adopted the fair value method of accounting for stock-based employee compensation on a prospective basis for all awards granted, modified or settled after January 1, 2003. Accordingly, compensation expense is recorded on a straight-line basis over the vesting period based on the fair value of the options issued at the date of grant. The amount of the charge recorded for the year ended December 31, 2005 was $1,371 (2004: $937; 2003: $326).

On June 13, 2003, the shareholders approved a stock incentive plan. The plan allows for the issuance of up to 500,000 shares as grants of restricted stock to selected employees to compensate them for their contributions to the long-term growth and profits of the Company. These grants are accounted for in accordance with SFAS 123. Compensation expense is recorded ratably over the vesting period based on the fair value of the grants at the date of grant. The grants are recorded as outstanding upon issuance. The charge recorded for the year ended December 31, 2005 was $1,269 (2004: $1,524; 2003: $516).

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period in accordance with SFAS 123.

	Year ended December 31,
	2005	2004	2003
Net (loss) income available to common shareholders, as reported	$(626,063)	$138,613	$260,629
Add: Stock-based employee expense	2,640	2,461	842
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,875)	(2,972)	(1,536)

Pro forma net (loss) income	$(626,298)	$138,102	$259,935

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

2.           Significant Accounting Policies (continued)
i)	Stock incentive compensation plan (continued)

	Year ended December 31,
	2005	2004	2003
Earnings per share:
Basic – as reported	$(12.30)	$2.87	$5.41
Basic – proforma	$(12.30)	$2.86	$5.40

Diluted – as reported	$(12.30)	$2.87	$5.40
Diluted – proforma	$(12.30)	$2.85	$5.40
j)	Accounting pronouncements

In December 2004, the FASB revised the previously issued SFAS 123, with SFAS 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”). This also supersedes Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Company has been expensing compensation costs for stock options since 2003 on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with SFAS 148. SFAS 123R will require the expensing of the portion of all outstanding awards for which the requisite service has not yet been rendered, i.e. those awards granted prior to January 1, 2003 that have not yet had the requisite service rendered. SFAS 123R will also require the estimation of forfeitures when calculating the compensation cost expense of stock options. The Company will adopt SFAS 123R effective January 1, 2006. Management do not believe that the adoption of this new accounting pronouncement will have a material impact on the Company’s financial position or results of operations.

In November 2005 the FASB released FASB Staff Position (“FSP”) FAS 115-1 entitled “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. FSP FAS 115-1 proposed a three step process as guidance for application and involves firstly assessing each investment to determine whether it is impaired by comparing cost against fair value. Secondly, an evaluation is then undertaken to assess whether the impairment is other-than-temporary utilising the extent of decline in value, length of time below cost, whether cause is issuer specific or market/interest rate related, future prospects of issuer and likelihood of payment at maturity, IPCRe’s intent and ability to hold the investment and the timing of decisions to sell investments. The third step would be the recognition of an impairment loss equal to the difference between the investment’s cost and its fair value if it was determined that the impairment was other-than-temporary. The Company’s accounting policy for recognition of other-than-temporary impairment is consistent with FSP 115-1.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

3.           Investments
a)	The cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments classified as available for sale by category as of December 31, 2005 and 2004 are as follows:

	Cost or	Gross	Gross
	amortized	unrealized	unrealized	Fair
December 31, 2005	cost	gains	losses	value
Fixed maturity investments

U.S. Government and government agencies	$326,916	$64	$(2,805)	$324,175
Other governments	296,823	165	(3,026)	293,962
Corporate	1,188,004	1,048	(9,735)	1,179,317
Supranational entities	202,992	—	(1,840)	201,152

	$2,014,735	$1,277	$(17,406)	$1,998,606

Equity investments	$420,910	$109,952	$(735)	$530,127

	Cost or	Gross	Gross
	amortized	unrealized	unrealized	Fair
December 31, 2004	cost	gains	losses	value
Fixed maturity investments

U.S. Government and government agencies	$320,158	$—	$(2,802)	$317,356
Other governments	157,314	230	(1,469)	156,075
Corporate	776,186	7,252	(4,552)	778,886
Supranational entities	192,669	30	(440)	192,259

	$1,446,327	$7,512	$(9,263)	$1,444,576

Equity investments	$335,719	$92,901	$—	$428,620

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

3.      Investments (continued)
The following table summarizes, for all securities in an unrealized loss position at December 31, 2005 and 2004, the unrealized loss and fair value by length of time the security has continuously been in an unrealized loss position.

	Less than 12 months		12 months or longer
	Gross		Gross
	unrealized		unrealized
December 31, 2005	losses	Fair value	losses	Fair value
Fixed maturity investments

U.S. Government and government agencies	$(2,686)	$272,899	$(119)	$5,849
Other governments	(1,152)	119,225	(1,874)	89,167
Corporate	(6,525)	876,583	(3,210)	115,708
Supranational entities	(1,752)	179,132	(88)	22,020

	$(12,115)	$1,447,839	$(5,291)	$232,744

Equity investments	$(735)	$156,183	$—	$—

	Less than 12 months		12 months or longer
	Gross		Gross
	unrealized		unrealized
December 31, 2004	losses	Fair value	losses	Fair value
Fixed maturity investments

U.S. Government and government agencies	$(1,793)	$239,990	$(1,009)	$77,366
Other governments	(1,040)	86,097	(429)	37,688
Corporate	(3,891)	414,268	(661)	49,243
Supranational entities	(440)	184,367	—	—

	$(7,164)	$924,722	$(2,099)	$164,297

Equity investments	$—	$—	$—	$—

     Unrealized losses on investments held at December 31, 2005 and 2004 comprise an accumulation of relatively small unrealized losses on a security by security basis caused by general interest rate movements rather than credit events. There are no amounts in respect of declines in the value of individual securities considered to be other than temporary included in gross realized losses on fixed maturity or equity investments for the years ended December 31, 2005, 2004 and 2003.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

3.           Investments (continued)
b)	The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2005 are as follows:

	Amortized	Fair
	cost	value
Due in one year or less	$407,434	$406,649
Due after one year through five years	1,307,252	1,293,991
Due after five years through ten years	300,049	297,966

	$2,014,735	$1,998,606

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c)	Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe’s bankers, in favour of the ceding company, at the request of IPCRe. At December 31, 2005 IPCRe has three letter of credit facilities. Under an agreement effective September 20, 1994 (amended in 1999, 2001, 2004 and 2005) IPCRe provides the bank security by giving the bank a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Under two agreements effective December 30, 2005, IPCRe provides the banks security by giving the banks a lien over certain of IPCRe’s investments in an amount not to exceed approximately 110% of the aggregate letters of credit outstanding. The total amount of security required by the banks under the three facilities at December 31, 2005 was approximately $689,971 (2004: $116,455). Effective December 31, 2005 outstanding letters of credit were $606,329 (2004: $98,691).

d)	Net investment income

	2005	2004	2003
Interest on fixed maturity investments	$69,125	$60,253	$61,809
Interest on cash and cash equivalents	4,038	2,839	346
Net amortization of (premiums) discounts on investments	(8,128)	(13,661)	(15,194)

	65,035	49,431	46,961

Net income from equities	9,873	4,765	3,307
Less: investment expenses	(3,151)	(2,976)	(3,179)

Net investment income	$71,757	$51,220	$47,089

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

3.           Investments (continued)
e)	Proceeds from sales of available for sale securities for the year ended December 31, 2005, were $1,743,564, (2004: $1,418,678; 2003: $1,212,858). Components of net realized gains and losses on investments are summarized in the following table:

	2005	2004	2003
Fixed maturity investments

Gross realized gains	$343	$7,032	$16,404
Gross realized losses	(16,153)	(6,372)	(2,671)

Net realized (losses) gains	(15,810)	660	13,733

Equity investments

Gross realized gains	5,254	5,286	—
Gross realized losses	—	—	—

Net realized gains	5,254	5,286	—

Total net realized (losses) gains	(10,556)	5,946	13,733

Change in net unrealized appreciation (depreciation) on investments

Fixed maturity investments	(14,378)	(22,030)	(19,898)
Equity investments	16,316	22,073	70,746

Change in net unrealized appreciation on investments	1,938	43	50,848

Total net realized (losses) gains and change in net unrealized appreciation on investments	$(8,618)	$5,989	$64,581

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

3.           Investments (continued)
f)	The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2005	2004
Cash and cash equivalents	1.5%	1.9%
U.S. Government and government agencies	16.0%	21.6%
AAA	32.3%	31.7%
AA	29.5%	25.7%
A	20.2%	18.5%
BBB	0.5%	0.6%

	100.0%	100.0%

The primary rating source is Moody’s Investors Service Inc. (“Moody’s”). When no Moody’s rating is available, Standard & Poor’s Corporation (“S & P”) ratings are used and where split-ratings exist, the higher of Moody’s and S & P is used.

g)	IPCRe holds the following equity investments:

	2005	2004
	Fair value	Fair value
AIG Global Equity Fund	$176,737	$153,643
AIG American Equity Fund	97,780	89,333
AIG Select Hedge Fund	156,183	99,920
Vanguard Institutional Index Fund	93,494	81,855
Other equity funds	5,933	3,869

	$530,127	$428,620

The AIG Global Equity Fund, AIG American Equity Fund, and AIG Select Hedge Fund are all managed by AIG/Sun America. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in diverse sectors of global equity markets, the AIG American Equity Fund invests predominantly in large capitalized companies operating across diverse sectors of North America and the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies. Net asset values of the AIG Global Equity Fund, the AIG American Equity Fund and the AIG Select Hedge Fund as at December 31, 2005 are $534,745, $340,415 and $1,049,450 respectively, as reported by our investment managers. The Company’s maximum exposure to loss as a result of these investments is limited to the fair values of the Company’s investment in these funds.

The Vanguard Institutional Index Fund invests in large capitalized companies across diverse sectors of North America and aims for returns similar to those of the S & P 500 Index.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

4.     Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Fixed maturity investments are stated at fair value as determined by the quoted market price of these securities as provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications. Equity securities and investments in mutual funds are stated at fair value as determined by either the most recently traded price or the net asset value as advised by the fund. The fair value of other assets and liabilities, consisting of reinsurance premiums receivable, accrued investment income, other assets, reinsurance premiums payable and accounts payable approximates their carrying value due to their relative short term nature.
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
5.     Ceded Reinsurance
IPCRe utilizes reinsurance to reduce its exposure to large losses. Effective January 1, 1999, IPCRe arranged a proportional reinsurance facility covering property catastrophe business written by IPCRe. For the six year period to December 31, 2004, the facility provided coverage of up to $50,000 in each of at least 5 named zones, and potentially other zones of IPCRe’s choosing, provided that the risks in those zones do not accumulate with those in the named zones. The United States and the Caribbean are excluded zones. The named zones are the United Kingdom; Europe (excluding the U.K.); Australia / New Zealand; Japan and Other. Effective January 1, 2005, the facility provides coverage of up to $75,000 in each of the named zones, with the exception of Europe (excluding the U.K.), where the coverage remains limited to $50,000. Business ceded to the facility is solely at IPCRe’s discretion. Within these limitations, IPCRe may designate the treaties to be included in the facility, subject to IPCRe retaining at least 50% of the risk. The premium ceded is pro rata, less brokerage, taxes and an override commission. A subsidiary of AIG, as a participating reinsurer, has a 10% participation on a direct basis. Most reinsurers participating in the facility have financial strength ratings issued by S & P and/or A.M. Best of A or above, and the minimum rating is A- at the time of acceptance.
Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent events are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. IPCRe can cede up to $50,000 (2004: $50,000; 2003: $30,000) ultimate net loss in the aggregate per contract year to the facility. IPCRe’s retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe’s discretion. The reinsurer participating in this facility has a rating of AA-.
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

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

6.     Share Capital and Additional Paid-in Capital
On November 4, 2005, shareholders contributed approximately $614,628, net of underwriting discounts of $19,191 and costs of $1,484 in additional funds through a public offering of 15,202,000 common shares and 9,000,000 preferred shares.
The share capital of the Company as of December 31, 2005 and 2004 consisted of the following:

				Additional
	Authorised	Shares issued	Share	paid-in
	shares	and fully paid	capital	capital
December 31, 2005

Voting common shares, par value U.S. $0.01 each	75,000,000	63,666,368	$637	$1,244,926
Preferred shares, par value U.S. $0.01 each	25,000,000	9,000,000	$90	$228,331

December 31, 2004

Voting common shares, par value U.S. $0.01 each	75,000,000	48,407,203	$484	$854,797
Preferred shares, par value U.S. $0.01 each	25,000,000	—	$—	$—
There are various restrictions on the ability of AIG to dispose of their common shares as certain shares were acquired through private placement and are presently unregistered. Registration rights were granted for all AIG common shares, both previously held and new shares purchased during the 2005 offering.
In 2005, the Company paid dividends of $0.24 per share in each of March, June and September, and $0.16 per share in December, to holders of its common shares. In 2004, the Company paid dividends of $0.20 per share in each of March and June, and $0.24 per share in each of September and December, to holders of its common shares. In 2003, the Company paid dividends of $0.16 per share in each of March and June, and $0.20 per share in each of September and December, to holders of its common shares.
The 9,000,000 preferred shares issued in November 2005 are 7.25% Series A Mandatory Convertible Preferred Shares, with a liquidation preference of $26.25 per share, will automatically convert on November 15, 2008 into between 0.8333 and 1.0000 common shares, subject to anti-dilution adjustments, depending on the average closing price per share of the common shares over the 20 trading day period ending on the third trading day prior to such date. The preferred shares are non-voting except under certain limited prescribed circumstances. The holder may elect, at any time prior to November 15, 2008, to convert each preferred share into 0.8333 common shares, subject to anti-dilution adjustments. The Company may, at any time prior to November 15, 2008, accelerate the conversion date of all of the outstanding preferred shares under certain prescribed circumstances at a maximum conversion rate of 1.0000 common share for each preferred share. Dividends on the preferred shares are cumulative from the date of original issuance and are payable quarterly in arrears when, if, and as declared by the Board of Directors. At December 31, 2005, the Company has accrued dividends on its preferred shares of $0.296042 per share. The first dividend date for the preferred shares is February 15, 2006 with further dividends due on May 15, August 15 and November 15.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

7.    Share Purchase Options
The Company adopted a Stock Option Plan (the “Option Plan”), effective February 15, 1996. This Option Plan was amended and approved by the shareholders in 1999 and further amended and approved in 2003 and 2005. Under the last amended Option Plan, approved by shareholders in June 2005, at the discretion of the Compensation Committee of the Board of Directors (the “Committee”), the Company may grant to certain employees up to 2,327,500 common shares, $0.01 par value. The exercise price of the options granted under the Option Plan shall be as determined by the Committee in its sole discretion, including, but not limited to, the book value per share or the publicly traded market price per share.
In June 2003, the shareholders also approved a Stock Incentive Plan (the “Stock Plan”). Under the Stock Plan, at the discretion of the Committee, the Company may grant to certain employees up to 500,000 common shares, $0.01 par value. The Stock Plan provides for awards in the form of restricted stock units subject to the terms and conditions of the Stock Plan. During 2005, the Company awarded 33,218 restricted stock units (2004: 79,250) to officers and certain other employees. In 2005 there were forfeitures of 12,659 units (2004: nil). Such units vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period).
On February 15, 1996 and July 25, 1996, the Company granted options to acquire 85,249 common shares to officers and management employees at an exercise price of $16.54 per common share which equaled the book value per common share as of December 31, 1995. Between January 2, 1997 and December 31, 2005, the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $43.03 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually and lapse on the tenth anniversary of issue.
The effect on net (loss) income and net (loss) income per common share of recording compensation expense under the fair value provisions of SFAS 123, versus compensation expense under the provisions of SFAS 148, is shown in Note 2 (i).
A summary of the status of the Company’s Option Plan as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented in the tables and narrative below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price
Outstanding, beginning of year	474,625	$31.43	350,375	$29.38	362,944	$23.41
Granted	169,000	$43.03	168,000	$38.90	112,500	$31.54
Exercised	123,625	$25.70	43,750	$21.52	125,069	$21.76
Forfeited	67,875	$37.19	—	$—	—	$—
Outstanding, end of year	452,125	$36.47	474,625	$31.43	350,375	$29.38
Exercisable, end of year	127,750	$30.19	140,750	$25.37	87,250	$23.72

Weighted average fair value of options granted (per share)		$15.07		$14.62		$11.52

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

7.           Share Purchase Options (continued)
The fair value of options granted on January 3, 2005 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.93%; expected dividend yield of 2.231%; an expected life of 7 years; and an expected volatility of 36.7%.

The fair value of options granted on January 2, 2004 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.79%; expected dividend yield of 2.073%; an expected life of 7 years; and an expected volatility of 39.5%.

The fair value of options granted on January 2, 2003 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 3.63%; expected dividend yield of 2.200%; an expected life of 7 years; and an expected volatility of 39.2%.

		Weighted
		average	Weighted		Weighted
	Outstanding at	contractual	average	Exercisable at	average
Range of	December 31,	period in	exercise	December 31,	exercise
exercise price	2005	years	price	2005	price
$13-19	7,500	3.30	15.61	7,500	15.61
$19-25	11,500	3.78	21.83	11,500	21.83
$25-31	68,125	6.00	27.85	41,250	27.85
$31-37	83,750	6.18	31.65	40,000	31.76
$37-43	128,750	8.00	38.90	27,500	38.90
$43-49	152,500	9.00	43.03	—	—

Total	452,125			127,750

8.           Related Party Transactions
In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries have entered into the following transactions and agreements with related parties:

a)	Administrative services

The Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). These fees are included in general and administrative expenses in the accompanying consolidated statements of (loss) income. This agreement provides for AICL to make available to the Company and IPCRe certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel and other ancillary services. This administrative services agreement terminates on June 30, 2006 and is automatically renewed thereafter for successive three year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three year term. This agreement is currently being renegotiated. In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited (“AIMS”), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services for an annual fee of approximately $50 per annum. This agreement may be terminated by either party subject to three months’ written notice.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

8.            Related Party Transactions (continued)
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

Rebates are received on the management fees charged by AIG/Sun America for two of the equity funds, the AIG Global Equity Fund and the AIG American Equity Fund. These fees and rebates are included in net investment income in the accompanying consolidated statements of (loss) income.

c)	Investment custodian services

IPCRe is party to an agreement with AIG Trust Services Limited (“AIGTS”), an indirect wholly-owned subsidiary of AIG, under which AIGTS provides investment custodian services. IPCRe has agreed to pay fees of 0.04% per annum based on the month end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees are included in net investment income in the accompanying consolidated statements of (loss) income. This agreement may be terminated by either party upon 90 days’ written notice.

The following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

		Investment	Equity	Investment
	Administrative	management	funds fee	custodian
	services	services	rebate	services
Year ended December 31, 2005	$11,862	$2,370	$(2,325)	$781
Year ended December 31, 2004	$9,292	$2,227	$(2,426)	$749
Year ended December 31, 2003	$7,821	$2,506	$(1,939)	$673
The following amounts were payable as of the balance sheet date to subsidiaries of AIG for these services:

December 31, 2005	$4,835
December 31, 2004	$4,205

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

8.            Related Party Transactions (continued)
d)	Underwriting services

IPCUSL is party to an agreement with AWAC, a Bermuda-based multi-line insurance and reinsurance company, which is wholly-owned by Allied World Assurance Holdings, Ltd, a company in which AIG has a 23.3% ownership interest. Under this agreement, IPCUSL provides underwriting services on property catastrophe treaty reinsurance written by AWAC. IPCUSL receives an agency commission of 6.5% of gross premiums written under this agreement, which is on a rolling three year basis. IPCUSL has received notice of the intent of AWAC to cancel the underwriting agreement effective November 30, 2007.

Business written under this agreement during the year was $80,234 (2004: $65,150; 2003: $61,246). Agency commission earned was $5,234 (2004: $4,296; 2003: $3,348). The amounts are recorded as other income in the accompanying consolidated statements of (loss) income. The balance due from AWAC as at December 31, 2005 was $1,017 (2004: $339) and deferred commissions relating to the unearned premiums written under this agreement were $739 (2004: $759).

e)	Related party reinsurance business

IPCRe assumed premiums (including reinstatement premiums) from companies who are majority-owned by shareholders of the Company. Premiums assumed during the year were $44,283 (2004: $34,767; 2003: $41,136). IPCRe did not assume any premiums through brokers related to shareholders of the Company during the year ended December 31, 2005 (2004: $nil; 2003: $3,186) and therefore did not incur any brokerage fees and commissions in respect of this business (2004: $nil; 2003: $319). IPCRe ceded premiums to a company which is wholly-owned by a shareholder (Note 5). Premiums ceded during the year were $1,524 (2004: $1,348; 2003: $982). All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2005 were $20,097 (2004: $7,261). Reinsurance premiums payable to related parties as of December 31, 2005 were $469 (2004: $188).

f)	A director and executive officer of various AIG subsidiaries and affiliates served as the Chairman of the Board of Directors of the Company and IPCRe until his retirement from the Boards effective December 31, 2005. A new director appointed effective January 1, 2006 is also a director and executive officer of various AIG subsidiaries. In addition, the managing director of AIMS serves as a director of IPCRe Europe Limited.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

9.     Reserve for Losses and Loss Adjustment Expenses
Movements in the reserve for losses and loss adjustment expenses is summarized as follows:

	2005	2004	2003
Gross loss reserves, beginning of the year	$274,463	$123,320	$119,355
Loss reserves recoverable, beginning of the year	(5,006)	(1,810)	(405)

Total net reserves, beginning of year	269,457	121,510	118,950

Net losses incurred related to:
Current year	1,017,495	229,112	40,334
Prior years	55,167	(13,504)	14,048

Total incurred	1,072,662	215,608	54,382

Net paid losses related to:
Current year	(96,705)	(33,967)	(8,007)
Prior years	(170,399)	(34,740)	(47,803)

Total paid	(267,104)	(68,707)	(55,810)

Effect of foreign exchange movements	(4,013)	1,046	3,988

Total net reserves, end of year	1,071,002	269,457	121,510
Loss reserves recoverable, end of year	1,054	5,006	1,810

Gross loss reserves, end of year	$1,072,056	$274,463	$123,320

Losses incurred in the year ended December 31, 2005 are predominantly due to hurricanes Katrina, Rita and Wilma which struck Louisiana, Texas and Florida, respectively. Losses from these events total $976,500. Losses incurred in the year ended December 31, 2005 in respect of prior years primarily result from development of 2004 reserves relating to three of the four hurricanes which struck Florida, two of the typhoons which struck Japan and the Indonesian tsunami.
For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments could require a material change in the amount estimated. However, complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which IPCRe is notified of changes to loss estimates. In particular the estimate for hurricane Katrina has been based on industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has also been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The unique circumstances and severity of this devastating catastrophe, including the extent of flooding and limited access by claims adjusters, introduce additional uncertainty to the normally difficult process of estimating catastrophe losses. This is compounded by the potential for legal and regulatory issues arising regarding the scope of coverage. Consequently, the ultimate net impact of losses from this event on the Company’s net income might differ substantially from the foregoing estimate. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

9.	Reserve for Losses and Loss Adjustment Expenses (continued)

Losses incurred in the year ended December 31, 2004 are predominantly due to the four hurricanes which struck Florida and two of the typhoons which struck Japan in the third quarter of 2004. Amounts recorded for these events were $223,600. Losses incurred in the year ended December 31, 2004 in respect of prior years include favourable development on 2003 losses for the May hailstorms/tornadoes, Hurricane Isabel and the California brush fires, and 2002 losses for the eastern European floods.

Losses incurred in the year ended December 31, 2003 included $10,250 for tornadoes and hailstorms which affected the mid-west United States in April and May, $8,000 for the various brush fires in California in October, and $8,500 for various windstorms, including Hurricanes Isabel and Fabian, which took place around the world during the third quarter of 2003. Losses incurred in the year ended December 31, 2003 in respect of prior years include $7,000 development of losses for Tropical Storm Allison which occurred in June 2001, primarily resulting from an unfavourable court ruling regarding an insurance policy dispute between a cedant and the original insured under the policy in March 2003, and increases to claims resulting from Hurricane Lili and storms which affected Europe, in October 2002.

Net losses and loss adjustment expenses in the consolidated statements of (loss) income are presented net of reinsurance recoveries during the year ended December 31, 2005 were $3,872 (2004: $7,765; 2003: $2,338).
10.	Written Premium by Geographic Region

Financial information relating to reinsurance premiums (excluding reinstatement premiums) written by geographic region is as follows:

	December 31, 2005		December 31, 2004		December 31, 2003
	Premiums		Premiums		Premiums
	written	%	written	%	written	%
Geographic Area (1)
United States	$136,331	39.7%	$130,327	37.7%	$134,128	42.5%
Europe	94,183	27.4%	108,377	31.3%	86,693	27.5%
Japan	24,395	7.1%	20,439	5.9%	15,595	4.9%
Australia/New Zealand	14,647	4.3%	20,418	5.9%	9,946	3.2%
Worldwide (2)	66,260	19.3%	56,115	16.2%	50,550	16.0%
Worldwide (excluding the U.S.) (3)	5,419	1.6%	7,082	2.1%	15,416	4.9%
Other	2,003	0.6%	3,144	0.9%	3,200	1.0%

	343,238	100.0%	345,902	100.0%	315,528	100.0%

Reinstatement premiums	129,149		32,507		7,234

	$472,387		$378,409		$322,762

(1)	Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.

(2)	Includes contracts that cover risks primarily in two or more geographic zones, including the United States.

(3)	Includes contracts that cover risks primarily in two or more geographic zones, excluding the United States.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

11.	Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. IPCRe does not require collateral or other security to support financial instruments with credit risk. A single broker group accounted for approximately 34%, (2004: 33%; 2003: 35%), of premiums written, excluding reinstatement premiums, for the year ended December 31, 2005. Five broker groups accounted for approximately 88% of premiums written, excluding reinstatement premiums, in each of the years ended December 31, 2005, 2004 and 2003. In accordance with industry practice, IPCRe frequently pays amounts owed in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, IPCRe might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to IPCRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to IPCRe for those amounts whether or not actually received by them. Consequently, IPCRe assumes a degree of credit risk associated with brokers around the world during the payment process.

12.	Credit Facility

In July, 2003 a three year facility was entered into in the amount of $200,000. Drawings on this facility can be used for general corporate purposes. This facility has certain financial covenants, including minimum net worth provisions, and certain investment restrictions. At December 31, 2005 no amounts have been drawn and could not be drawn as IPCRe was not in compliance with the net worth and other financial covenants under this facility. The Company is presently in discussions with various banks concerning replacing the facility.

13.	Statutory Capital and Surplus

IPCRe is registered under the Bermuda Insurance Act 1978 and Related Regulations as amended (the “Act”) and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, IPCRe is required to maintain minimum statutory capital and surplus equal to the greater of $100,000, 50% of net premiums written or 15% of the net reserve for losses and loss adjustment expenses. These provisions have been met as shown in the following table:

	2005	2004
Actual statutory capital and surplus	$1,611,940	$1,659,115
Minimum statutory capital and surplus	$225,342	$179,114
IPCRe’s statutory net (loss) income for the year ended December 31, 2005 was $(626,141) (2004: $136,450; 2003: $256,738).

The Act limits the maximum amount of annual dividends or distributions paid by IPCRe to the Company without notification to the Supervisor of Insurance (“Supervisor”) of such payment (and in certain cases the prior approval of the Supervisor). The maximum amount of dividends which could be paid by IPCRe to the Company at January 1, 2006 without such notification is approximately $277,142.

In accordance with IPCRe’s license under the Act, loss reserves are certified annually by an independent loss reserve specialist.

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

14.	Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their salary and IPCRe will contribute an amount equal to 5% of each participant’s salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan (“SERP”), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant’s salary to a maximum of $20 per employee. IPCRe contributions in respect of these plans amounted to approximately $276 in 2005 (2004: $264; 2003: $234).

IPCRe has also entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. These defined benefit plans are currently unfunded. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. During 2004 one of these employees retired from the Company and an independent actuarial calculation was obtained. The projected future benefits were settled through a lump sum payment. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2005, 2004 and 2003. A summary of the status of the deferred benefit plans is provided below:

	2005	2004	2003
Change in benefit obligation
Benefit obligation at beginning of the year	$1,377	$1,506	$1,196
Service cost	180	174	126
Interest cost	91	84	58
Settlement loss	—	193	—
Benefits paid	—	(524)	—
Actuarial loss (gain)	256	(56)	126

Total net reserves, beginning of year	$1,904	$1,377	$1,506

Reconciliation of funded status
Funded status	$(1,904)	$(1,377)	$(1,142)
Unrecognized actuarial loss	581	451	224

Net amount recognized as year-end	$(1,323)	$(926)	$(918)

Amounts recognized in the statement of financial position
Accrued benefit liability	$(1,629)	$(926)	$(918)
Accumulated other comprehensive income	306	—	—

Net amount recognized as year-end	$(1,323)	$(926)	$(918)

Component of net periodic benefit cost
Service cost	$180	$174	$126
Interest cost	91	84	58
Recognized actuarial loss	126	80	3

Net periodic benefit cost	397	338	187
Additional loss due to settlement	—	193	—

Net amount recognized in year	$397	$531	$187

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

14.	Pension Plan (continued)

In accordance with SFAS 87 “Employers’ Accounting for Pensions”, an additional amount of $306 was recorded in 2005 in accumulated other comprehensive income in shareholders’ equity in the accompanying consolidated financial statements as the unfunded accrued benefit liability exceeded the accrued pension cost. Actuarial assumptions used in estimating obligations are a discount rate of 5.50% (2004: 6.00%; 2003: 6.00%) and average compensation increases of 3.75% (2004: 3.75%; 2003: 4.00%).

15.	Taxes

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

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2005, 2004 and 2003 is not material to the consolidated financial statements.

16	Unaudited Quarterly Financial Data

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	March 31,	June 30	Sept. 30,	Dec. 31,
	2005	2005	2005	2005
Gross premiums written	$205,841	$86,994	$165,980	$13,572
Net premiums earned	82,038	87,129	207,291	76,064
Net investment income	17,515	14,857	15,731	23,654
Net realized (losses) gains on investments	(3,210)	1,032	(2,002)	(6,376)
Net losses and loss adjustment expenses	37,936	24,434	855,977	154,315
Net income (loss)	43,955	64,050	(656,570)	(74,835)
Net income (loss) per common share — basic	$0.91	$1.32	$(13.57)	$(1.28)
Net income (loss) per common share — diluted	$0.91	$1.32	$(13.57)	$(1.28)

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	March 31,	June 30	Sept. 30,	Dec. 31,
	2004	2004	2004	2004
Gross premiums written	$210,157	$72,906	$60,688	$34,658
Net premiums earned	83,561	78,145	99,956	93,220
Net investment income	11,563	14,082	11,958	13,617
Net realized gains (losses) on investments	5,663	2,002	(404)	(1,315)
Net losses and loss adjustment expenses	13,548	4,860	115,993	81,207
Net income (loss)	73,628	74,148	(17,798)	8,635
Net income (loss) per common share — basic	$1.53	$1.54	$(0.37)	$0.18
Net income (loss) per common share — diluted	$1.52	$1.53	$(0.37)	$0.18

IPC HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Expressed in thousands of United States Dollars, except for per share amounts)

17.	Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and subsidiary, is as follows:

	2005	2004	2003

Gross premiums written	$472,387	$378,409	$322,762

Net premiums earned	452,522	354,882	298,901
Net investment income	71,641	51,220	47,089
Net realized (losses) gain on investments	(10,556)	5,946	13,733
Net losses and loss adjustment expenses	(1,072,662)	(215,608)	(54,382)
Net acquisition costs	(39,249)	(37,682)	(30,867)
General & administration expenses	(25,407)	(20,981)	(17,532)
Net foreign exchange (loss) gain	(2,979)	(1,290)	1,910

Net (loss) income	$(626,690)	$136,487	$258,852

Loss ratio (1)	237.0%	60.8%	18.2%
Expense ratio (2)	14.3%	16.5%	16.2%
Combined ratio (3)	251.3%	77.3%	34.4%

Cash & investments	$2,559,736	$1,900,984
Balances receivable from reinsureds	180,798	85,086
Other assets	39,179	41,633

Total assets	$2,779,713	$2,027,703

Unearned premiums	$66,311	$68,465
Reserves for losses	1,072,056	274,463
Other liabilities	19,753	15,824

Total liabilities	1,158,120	358,752

Common stock	250,000	250,000
Additional paid-in capital	1,211,609	595,409
Retained earnings	67,202	732,392
Accumulated other comprehensive income	92,782	91,150

Total shareholder’s equity	1,621,593	1,668,951

Total liabilities and shareholder’s equity	$2,779,713	$2,027,703

(1)	The ratio of net losses and loss adjustment expenses to net premiums earned.

(2)	The ratio of net acquisition costs and general & administration expenses to net premiums earned.

(3)	The sum of loss ratio and expense ratio.