Form 10-K, Exhibit 13
period 2008-12-31
IPC HOLDINGS LTD
filed 2009-02-27
CIK 909815

Exhibit 13.1

PORTIONS OF ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations and financial position of IPC Holdings, Ltd. References to the “Company” mean IPC Holdings and references to “we”, “us”, “our” or “IPC” mean IPC Holdings together with its direct and indirect wholly-owned subsidiaries, IPCRe Limited (“IPCRe”), IPCRe Europe Limited (“IPCRe Europe”) and IPCRe Underwriting Services Limited (“IPCUSL”). This discussion should be read in conjunction with our Consolidated Financial Statements and related notes for the year ended December 31, 2008.

General Overview

We commenced operations in June 1993. An overview of our principal lines of business is provided under “Item 1 Business—Overview” as set forth in our report on Form 10-K for the fiscal year ended December 31, 2008. Property catastrophe reinsurers tend to experience significant fluctuations in operating results primarily because of the unpredictable frequency of occurrence or severity of catastrophic events. Because of the volatile nature of property catastrophe reinsurance, the financial data included in this discussion are not necessarily indicative of our future financial condition or results of operations.

In our discussion below, when we refer to written premiums, we include new and renewal business, reinstatement premiums and premium adjustments on current and prior year contracts. Renewal dates for property catastrophe reinsurance policies are concentrated in the first quarter of each calendar year. Generally, 60% of premiums (excluding reinstatement premiums) we write each year are for contracts which have effective dates in the first quarter, about 25% in the second quarter and about 10% in the third quarter. Premiums are typically due in instalments over the contract term, with each instalment generally received within 30 days of the due date. Premiums are earned on a pro rata basis over the contract period, which is usually twelve months.

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

Other factors that can affect operating results are competition, changes in levels of available underwriting capacity, and general economic conditions. Underwriting results of primary property insurers and prevailing general economic conditions significantly influence demand for reinsurance. After suffering from deteriorating financial results because of increased severity or frequency of claims, some primary insurers seek to protect their balance sheets by purchasing more reinsurance. After significant catastrophic events, rating agencies may also require that insurance companies reduce the level of their exposures in relationship to the amount of their shareholders’ funds. This can be achieved by writing less business, buying more reinsurance, raising more capital, or any combination thereof. The same rating agency pressures have also been applied to reinsurance companies, who have similar options. Thus the supply of reinsurance is related to prevailing prices, the levels of insured losses and the level of industry capital which, in turn, may fluctuate in response to changes in rates of returns being earned by the reinsurance industry. As a result of these factors, the property catastrophe reinsurance business is a cyclical industry characterized by both periods of price competition due to excessive underwriting capacity and periods when shortages of capacity permit more favourable premium levels. Since underwriting capacity is a function of the amount of shareholders’ equity (also known as “policyholders’ surplus” in mutual companies), increases in the frequency or severity of losses suffered by insurers can significantly affect these cycles. Conversely, the absence of severe or frequent catastrophic events could result in declining premium rates in the global market. We have experienced, and expect to continue to experience, the effects of these cycles.

Events from 1996 to 2008 demonstrated the cyclicality and volatility of catastrophe reinsurance business. In 1996, 1997, 2000, 2002, 2003, 2006 and 2007 few major catastrophic events occurred. Consequently, few claims were made on IPCRe. Conversely, many catastrophic events occurred in 1998, 1999, 2001, 2004 and 2005 in many parts of the world, including numerous hurricanes, hail storms, tornadoes, cyclones and the terrorist attacks that were carried out in the United States on September 11, 2001. Following consecutive years in 2004 and 2005 of record-breaking insured property losses, 2006 and 2007 were comparatively quiet in terms of catastrophes which produced significant insured losses. The impact of the events of 2004 and 2005 on insurance and reinsurance companies’ operating results and shareholders’ equity caused many insurance companies to seek more reinsurance protection while reinsurance companies’ ability to provide it was reduced. Pressure on the amount of reinsurance capacity available was also impacted by changes in rating agency requirements in respect of insurance/reinsurance companies’ capital levels and the amount of their aggregate exposures. In response to those requirements, as well as to meet anticipated increased demand, many companies, including ourselves, raised capital, to at least replenish what had been lost as a result of the catastrophes in 2005. In addition, in an effort to reduce exposures, many insurance companies sought to buy more reinsurance, including property catastrophe reinsurance. In some cases, where traditional reinsurance capacity was not either sufficient or available to meet these new demands, some insurance companies have used alternative solutions, such as risk securitizations. As a result of pressure from rating agencies, reinsurance companies also sought to reduce their exposures by purchase of retrocessional reinsurance.

2008 was an active year in terms of the number of insured losses, particularly those affecting individual risk losses in the first half of the year. This was compounded by the second half of the year which saw both the third-costliest storm in U.S. history, as a result of hurricane Ike making landfall in the United States, and the severe financial market disruption, which caused unprecedented financial losses.

As a result of the terrorist acts of September 11, 2001, for renewals in the period 2002 to 2008 the coverage of claims that are the result of “terrorist acts” was generally excluded from property catastrophe reinsurance contracts covering large commercial risks, but not excluded for personal lines or other coverages except where caused by nuclear, biological or chemical means. During the period 2002 to 2008, IPCRe participated in a number of underwriting pools which cover property losses arising from terrorist acts as a separate hazard.

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was signed into law. It was scheduled to expire at the end of 2005, but was renewed in modified form for 2006, 2007 and 2008, and reauthorized for a further seven-year period from 2008 until 2014. TRIA, which does not apply to reinsurance companies such as IPCRe, established a temporary federal program which requires U.S. insurers and other insurers to offer coverage in their commercial property and casualty policies for losses resulting from terrorists’ acts committed by foreign persons or interests in the United States or with respect to specified U.S. air carriers, vessels or missions abroad. The Reauthorization Act of 2007 removes the requirement that acts be committed by an individual acting on behalf of any foreign person or foreign interest to be certified as an “act of terrorism” for the purposes of the Act. The coverage offered may not differ materially from the terms, amounts and other coverage limitations applicable to other policy coverages. Generally, insurers will pay all losses resulting from a covered terrorist act to policyholders, retaining a defined “deductible” and a percentage of losses above the deductible. In its revised form, the insurers’ deductible level is 20% of prior year earned premium from commercial property and casualty insurance. The federal government will reimburse insurers for 85% of losses above the deductible and, under certain circumstances, the federal government will require insurers to levy surcharges on policyholders to recoup for the federal government its reimbursements paid. The trigger for federal outlays is $100 million.

As a result of TRIA, our participation in coverage for terrorism within the United States declined from 2003 onwards. We have continued to exclude losses resulting from terrorist acts, as defined in this legislation, from U.S. property catastrophe contracts covering large commercial risks incepting January 1, 2009.

On January 22, 2007 Florida legislators passed a bill for the provision of property insurance aimed at reducing hurricane-related insurance costs for Florida homeowners and businesses. This legislation made significant changes to the Florida Hurricane Catastrophe Fund (“FHCF”) and the Citizens Property Insurance Corporation (“Citizens”). The FHCF and Citizens were both formed in late 1992, following hurricane Andrew, to ensure the provision of property insurance in the state. FHCF was formed to provide reinsurance to insurers, and Citizens was created as a state-run insurer of last resort. Prior to the legislative changes passed in January 2007, FHCF provided coverage for 90% of aggregate industry losses in excess of $6 billion, up to an amount of $24 billion. As a result of the legislative changes, authorized coverage was offered for aggregate industry losses in excess of $3 billion, up to an amount of $40 billion. Rates charged by FHCF for such reinsurance protection are significantly lower than can be obtained in the general reinsurance market. Furthermore, insurance companies that buy reinsurance protection from the general reinsurance market are not permitted to pass on the additional cost excess of the cost of protection offered by FHCF, to their customers. There were also a number of other changes that impacted the way in which insurers are able to do business in Florida, and the prices that they charge for the coverage provided. During 2008, Florida’s legislature reviewed various insurance issues, including penalties for insurance companies for failing to comply with the 2007 Florida rate rollback provisions, reinsurance rates, reinsurance utilization and catastrophe modelling. While the legislation reduced the amount of premiums IPCRe received from certain clients during 2007 and 2008, the impact of the legislation has been less than some commentators originally expected. During 2008, the State Board of Administration, as administrator of the FHCF, considered options for providing additional capacity, although we do not expect that any further capacity will have a materially detrimental effect on IPCRe.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The following is a summary of the accounting policies for the three main components of our balance sheet and statement of income: premiums, losses (claims), including reserves and investments / investment income.

Premiums

Premiums are recorded as written at the beginning of each policy, based upon information received from ceding companies and their brokers, and are earned on a pro rata basis over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and management uses this as its best estimate for accounting for these premiums. Premiums may be adjusted upwards or downwards as a result of changes in the cedant’s actual exposure base and the original estimates thereof, although most contracts do provide for a minimum premium in the contract terms. We refer to such changes in premiums as adjustment premiums. For proportional treaties, the amount of premium is normally estimated by management at inception based on information from the ceding company. We account for such premium using initial estimates, which are reviewed regularly for reasonableness by management with respect to the actual premium reported by the ceding company. At December 31, 2008 the amount of premium accrued resulting from management’s estimates for proportional treaties was approximately 6.3% of total gross premiums written for the year then ended. Reinstatement premiums are recognized and accrued at the time we incur a loss and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro rata over the reinstated coverage period. Such accruals are based upon actual contractual terms (including the associated rates on line – i.e. price) applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below. The amount accrued at December 31, 2008 for estimated reinstatement premiums on Reported But Not Enough losses (“RBNE”) and Incurred But Not Reported (“IBNR”) loss reserves was $21.3 million.

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

When a catastrophic event occurs, we first determine which treaties may be affected using our geographic database of exposures. We then contact the respective brokers and ceding companies involved with those treaties, to determine their estimate of involvement and the extent to which the reinsurance program is affected. We may also use computer modelling to measure and estimate loss exposure under the actual event scenario, if available. For excess of loss business, which is generally over 90% of the premium we write, we are aided by the fact that each treaty has a defined limit of liability arising from one event. Once that limit has been reached, we have no further exposure to additional losses from that treaty for the same event.

We establish reserves based upon estimates of losses incurred by the ceding companies, including reserves where we believe that the ultimate loss amount is greater than that reported to us by the ceding company. These reserves, which provide for development on reported losses, are also known as RBNE reserves. We also establish reserves for losses incurred as a result of an event known but not reported to us. These IBNR reserves, together with RBNE reserves, are established for both catastrophe and other losses. To estimate the portion of losses and loss adjustment expenses relating to these claims for the year, we review our portfolio of business to determine where the potential for loss may exist. Industry loss data, as well as actual experience, knowledge of the business written by us and general market trends in the reinsurance industry, are considered. Since 1993, we have contracted AIR Worldwide Corporation for the use of their proprietary models—currently CATRADER ®—as part of our modelling approach. These computer-based loss modelling systems utilize A.M. Best’s data and direct exposure information obtained from our clients. We may also use CATRADER ® to measure and estimate loss exposure under the actual event scenario, if available. The sum of the individual estimates derived from the above methodology provides us with an overall estimate of the loss reserves for IPC as a whole. Our reserving methodology uses a process that calculates a point estimate, as opposed to a methodology that develops a range of estimates.

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

There is a time lag inherent in reporting from the original claimant to the primary insurer to the broker and then to the reinsurer. Reporting of property claims arising from catastrophes in general tends to be prompt (as compared to reporting of claims for casualty or other “long-tail” lines of business). However, the timing of claims reporting can vary depending on various factors, including: the nature of the event (e.g. hurricane, earthquake, hail, man-made events such as terrorism or rioting); the geographic area involved; the quality of the cedant’s claims management and reserving practices; and whether the claims arise under reinsurance contracts for primary companies, or reinsurance of other reinsurance companies (i.e. retrocession). Because the events from which claims arise are typically prominent, public occurrences, we are often able to use independent reports of such events to augment our loss reserve estimation process. Because of the degree of reliance that we place on ceding companies for claims reporting, the associated time lag, the low frequency/high severity nature of the business we underwrite and the varying reserving practices among ceding companies, our reserve estimates are highly dependent on management judgement and are therefore subject to significant variability. During the loss settlement period, additional facts regarding individual claims and trends may become known, and current laws and case law may change.

IPC’s controls in place require that claim payments and reserves must be authorized by the underwriter upon processing. Large claims must also be approved by senior management prior to a claims payment being made. While we have the right to audit client data, most of our claims result from events that are well known such as hurricanes or earthquakes; our claims processors and underwriters ask follow-up questions as necessary. Since 2007, we also undertake a verification process of the completeness of our loss reserves, including the circularization of a number of our brokers. We also cross reference and verify amounts requested as collateral by ceding companies, in comparison to amounts previously reported to us.

For certain catastrophic events there is greater uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses reported by our cedants. Complexity resulting from problems such as policy coverage issues, multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause greater uncertainty in the reserve estimates reported to us by our cedants, as well as delays to the timing with which we are notified of cedants’ changes to their loss estimates, resulting in greater uncertainty in our reserve estimates. For example, the initial estimate for hurricane Ike has been based on estimates by cedants of their exposure, industry insured loss estimates, output from both industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers, and management judgement, which includes consideration of the physical factors noted above, in aggregate. It has been assumed that underlying policy terms and conditions are upheld during our clients’ loss adjustment process.

To illustrate the potential variability of estimates for individual catastrophe losses, the following table outlines the percent changes from IPC’s first reported estimates for certain specific catastrophes, over specified time horizons:

	Cumulative percentage increase of net development from initial report
	After 6 months	After 1 year	After 2 years	After 3 years	Latest / Final %	Total Net Development – initial report to latest $(000)
Cyclones Lothar / Martin	61%	66%	71%	73%	69%	24,100
Cat # 48 (WTC)	6%	7%	9%	9%	4%	4,500
2004 Florida hurricanes	113%	137%	145%	144%	145%	118,000
Hurricane Katrina	1.5%	1.6%	-0.4%	-2.0%	-2.0%	(16,000)
U.K. Floods (June 2007)	-38%	-43%			-50%	(31,561)

Generally, the most significant development arises within six to nine months of an event, due to the limited amount of information usually available immediately after the event.

Cyclones Lothar and Martin struck France and other parts of Europe in the last week of 1999. As such, many parts of the affected areas were still devastated, inaccessible and without power at the time we were attempting to establish reserves for 1999 year-end reporting. In many cases, our French cedants were unable to provide us with much information regarding their potential claims, and we relied more heavily on industry loss estimates, which themselves were based on very limited information. In the event, there was significant development of our own loss, as well as for the reported industry loss. As an example, the reported industry loss for cyclone Martin increased 150% from the original estimate.

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

The initial estimation process for the flooding which impacted parts of northern England in June 2007 was also made difficult by the proximity to the end of the second quarter 2007 reporting period. The flood waters had not fully receded at the time that the initial estimate was prepared.

Particularly for extreme events such as the attack on the World Trade Center and hurricane Katrina, many excess of loss contracts that are impacted by the event incur full limit losses, on which there can be no adverse development. However, because of the uncertainties associated with hurricane Katrina noted above, there can be no assurance that significant development will not occur on contracts where the limits have not been exhausted, or that losses are reported for contracts for which we have not previously established a reserve. Generally, the size of a catastrophe is not necessarily an indicator of the amount of potential development that might occur. However, for larger catastrophes, a small percentage of development can result in a larger dollar impact on a company’s results of operations than a larger percentage development on a smaller event.

As noted above, our methodology provides us with an overall estimate of loss reserves for IPC as a whole. For information on historical development of IPC’s overall loss reserves, please refer to the tables provided in Item 1, Business, Reserve for Losses and Loss Adjustment Expenses, in our Report on Form 10-K for the year ended December 31, 2008.

At December 31, 2008 management’s estimates for IBNR/RBNE represented approximately 48% of total loss reserves. The majority of the estimate relates to reserves for claims from events in 2008, particularly hurricane Ike that affected various parts of Gulf coast states in September 2008, as well as reserves for claims from hurricanes Katrina and Wilma that affected various parts of Gulf coast states in 2005. Given the magnitude and recent occurrence of hurricane Ike, delays in receiving claims data, the contingent nature of business interruption and other exposures, and other uncertainties inherent in loss estimation, significant uncertainty remains regarding the estimated losses from this event. Our initial assessment of losses is based on a combination of our analysis and review of our share of estimated total industry loss, in-force contracts, the output of catastrophe modelling and a limited number of loss advices from clients. As discussed above, our reserve estimates are not mathematically or formulaically derived from factors such as numbers of claims or demand surge impact. If our estimate of IBNR/RBNE loss reserves at December 31, 2008 was inaccurate by a factor of 10%, our results of operations would be impacted by a positive or negative movement of approximately $17.2 million. If our total reserve for losses at December 31, 2008 was inaccurate by a factor of 10%, our incurred losses would be impacted by approximately $35.6 million, which represents approximately 2% of shareholders’ equity at December 31, 2008. In accordance with IPCRe’s registration under the Bermuda Insurance Act 1978 and Related Regulations (the “Insurance Act”), the loss reserves are certified annually by an independent loss reserve specialist.

Investments

Investments are carried at fair value. The fair values for all investments are sourced from third parties. In accordance with our investment guidelines, our investments consist of high-grade marketable fixed maturity investments, including U.S. Government treasuries and mortgage-backed securities issued by U.S. Government sponsored entities, certain equity investments in mutual funds and an investment in a fund of hedge funds.

Investment transactions are recorded on a trade date basis.

With the investments being classified as “Trading” all subsequent changes to the fair value of our investment portfolio are recorded as net (losses) gains on investments in our consolidated statements of income.

Realized gains and losses on sales of investments continue to be determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, and the amortization of premiums and discounts on investments.

Prices reported to us by our investment managers, as provided by independent pricing services (“pricing services”) form the basis of the fair value of fixed maturity investments. The market makers are the primary pricing source used by our investment managers although the ultimate valuations also rely on other data inputs and models. Both market-makers and the alternative pricing services’ valuation models rely on a variety of observable inputs to calculate a fixed maturity investment’s fair value. Observable inputs that may be used include the following: benchmark yields (Treasury and swaps curves), transactional data for new issuance, broker quotes, cash flows, recent issuance, supply, sector and issuer level spreads, credit ratings, maturity, weighted average life, capital structure, corporate actions, underlying collateral, loan performance, comparative bond analysis and third-party pricing sources. In order to monitor the quality of the prices, the pricing services and the investment managers perform data integrity checks and quality management processes.

It is ultimately management’s responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements. In respect of our fixed maturity investments, we periodically assess valuation relative to current financial market conditions. We also consider any valuation disparities between the custodian and investment managers and supplement this with our own independent verification to external pricing sources. In addition to this the Company’s custodian, on behalf of the Company, performs validation checks on the prices used to ensure no missing or stale pricing and to ensure that the price derived from the pricing source compares reasonably with its peer pricing services. Any material differences are investigated and resolved. As of December 31, 2008 100% of our fixed maturity investments were valued using pricing services. There have been no adjustments to the prices obtained from the pricing services. Our valuation procedures also consider the credit quality composition of the portfolio and any significant migrations in the credit quality of our holdings from period to period.

It may be possible that the use of different pricing methodologies and assumptions may have a material effect on the estimated fair value amounts. During periods of market disruption including periods of significantly rising or falling interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of the Company’s fixed maturity investments if trading becomes infrequent, or market data becomes less available or there is a decrease in observable inputs. In such cases, more fixed maturity investment valuations would require the use of management judgement. As such, valuations may include inputs and assumptions that are unobservable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in values which may be less than the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on the Company’s results of operations and financial condition. As at December 31, 2008, we did not have any significant fixed maturity investments that were not rated and all of our fixed maturity investments were classified as Level 1 or Level 2.

Included within the category fixed maturity investments are bonds issued by the U.S. Treasury. We believe that the market for U.S. Government Treasury securities is an actively traded market given the high level of trading volume and the auction process and therefore we are classifying them as Level 1. For our remaining fixed maturity investments, which trade in less active markets, but continue to be valued using observable inputs, we are classifying them as Level 2. Also included within the category fixed maturity investments is our mortgage-backed securities portfolio. As part of the mortgage-backed securities portfolio, our investment guidelines permit participating in to-be-announced securities (“TBAs”). During the year ended December 31, 2008 we participated in TBAs. Mortgage-backed securities are typically traded on a to-be-announced basis. By acquiring a TBA, the Company makes a commitment to purchase a future issuance of mortgage-backed securities. As part of the mortgage-backed securities portfolio, the investment guidelines allow the Company to enter into long and short TBA positions, which are deliverable within a month. As at December 31, 2008, the Company held no TBA positions.

Other equity investments predominantly represent investments in mutual funds. These funds are stated at fair value as determined by the most recently reported net asset value as advised by the funds. These funds have daily reported net asset values (“NAV”) – with the funds’ holdings predominantly in publicly quoted securities. Due to the funds’ values being current NAVs, with no significant lock ups, no delays in withdrawal and not publicly quoted prices, we are classifying the other equity investments as Level 2.

The remainder of other equity investments represents equity securities and fixed maturities held in rabbi trusts maintained by the Company for deferred compensation plans and are classified within the valuation hierarchy as Level 2, on the same basis as the Company’s other equity securities and fixed maturities.

Included in our equity investments is a fund of hedge funds. It has a monthly reported net asset value with a one-month delay in its valuation. As a result, the most recently advised NAV included in our financial statements at the end of each quarter has historically been based upon the NAVs of the underlying funds at the end of the preceding month. However, due to the significant market volatility during the year ended December 31, 2008 and the guidance set out in Financial Accounting Standards Board Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, as at December 31, 2008 we have used the most recently available NAV (November 30, 2008) plus an estimate of the NAV performance of the fund of hedge funds for December 2008 to allow us to incorporate all readily-available information into the valuation as reported within the Company’s consolidated financial statements.

The estimated NAV is obtained from the fund’s investment manager who derives an estimate of the performance of the fund based on the month-end positions from the underlying third-party funds. In order to obtain comfort over the reasonableness of this estimated NAV, we assessed the difference between the estimated NAV and final month-end NAVs to ensure that there have been no significant variances in the past. Any movement in the estimated NAV relative to the final NAV of the fund would be recorded in the following reporting period. Such adjustments may be material. The use of the estimated NAV in respect of the fund of hedge funds increased the level of unobservable inputs. Hence, we have classified the fund of funds as Level 3.

As stated above, it is ultimately management’s responsibility to determine fair values of the Company’s investments. In order to verify the quality of the NAV provided by Select Hedge on a monthly basis, management perform certain procedures to assess the quality by comparison to the monthly estimated NAV to that month’s final NAV (drift analysis). Management also performs this on an annual basis by comparing the year-end NAV to the audited financial statements and investigates any significant movements. In addition to the monthly and annual checks, management hold regular calls with the Select Hedge investment manager to understand and assess the reasonability of the change in NAV.

As part of the annual financial close process, management obtains the fund’s administrator’s Statement on Auditing Standard No. 70, “Reports on the Processing of Transactions by Service Organizations” (“SAS 70”) report. The SAS 70 is an internationally recognized auditing standard on the processing of transactions by service organizations developed by the American Institute of Certified Public Accountants. Management also performs an onsite visit at the fund manager to assess their procedures and controls for ongoing monitoring of the valuation of the underlying funds and of the Select Hedge NAV.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets and liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

Results of Operations

Years Ended December 31, 2008, 2007 and 2006

During the first half of 2008, there were a significant number of property-per-risk losses that occurred in various parts of the world. However, due to the limited number of contracts that we wrote on this basis, we did not incur significant losses. During the summer there was severe flooding in parts of the mid-west U.S., which resulted in claims on agricultural-related policies, including one written by IPC. Our biggest catastrophe-related losses arose as a result of hurricanes Gustav and Ike, which affected Gulf coast states in August and September, 2008. Our losses from these events totalled $167.6 million, before the benefit of reinstatement premiums. However all the above-mentioned insurance industry losses paled into insignificance compared to the financial losses resulting from the severe turmoil in the capital markets, which had started in the second half of 2007 with the sub-prime mortgage crisis and spiralled rapidly in 2008, especially in the second half of the year, which saw several major financial institutions require conservatorship. As a result of these unprecedented events, the price of reinsurance, which had started to soften in late 2007 and early 2008 as a result of excess capital, became firmer towards the end of 2008 and continued to harden during renewals at January 1, 2009.

Although 2007 and 2008 were not as benign as 2006, in terms of catastrophe activity resulting in insured losses, it was nevertheless quiet in comparison to 2004 and 2005, especially the latter, where a record was set for aggregate insured losses, resulting primarily from hurricanes Katrina, Rita and Wilma. While we incurred a relatively low level of losses in 2008, we suffered from heavy net losses on investments resulting from financial market volatility in both the credit and equity markets as well as a decrease in investment income. The mark-to-market pricing impact was mainly caused by continued widening of credit spreads and the decline in global equity and fixed-income markets. Our net income before preferred dividends for the year ended December 31, 2008 was $90.4 million, compared to $385.4 million in 2007 and $394.6 million in 2006.

In the twelve months ended December 31, 2008, we wrote gross premiums of $403.4 million, compared to $404.1 million and $429.9 million written in the years ended December 31, 2007 and 2006, respectively. The components of these premium volumes were as follows:

$(000)	2008	2007	2006
Annual (deposit) premiums	367,892	384,970	413,632
Reinstatement premiums	32,537	12,982	6,713
Adjustment premiums	2,966	6,144	9,506

Total premiums	403,395	404,096	429,851

In 2008 annual premiums declined by $17.1 million in comparison to 2007. The effect of changes to business written for existing clients, including pricing, changes to program structure and/or renewal dates, as well as changes to foreign exchange rates, was a decrease of $38.0 million. In addition, business that was not renewed because of unsatisfactory terms and conditions, or because the cedant did not purchase the protection, totalled $33.0 million. New business totalled $53.9 million during the same period. Excess of loss premium adjustments were $3.2 million less in the year ended December 31, 2008 compared to 2007, while reinstatement premiums were $19.6 million more in the year ended December 31, 2008 in comparison to 2007, primarily due to increased claims activity and the accruals resulting from anticipated claims from hurricane Ike.

In 2007 annual premiums declined by $28.6 million in comparison to 2006. This was due to business that was not renewed because of unsatisfactory terms and conditions, or because the cedant did not purchase the protection, amounting to $60.4 million. Partly offsetting this was new business which totalled $29.1 million and program re-structuring (including changes to inception dates, increased client retentions and changes to layering within reinsurance programs), foreign exchange rates and rates on line i.e., price, amounting to $2.7 million. Reinstatement premiums in 2007 were up by $6.3 million compared to 2006, primarily due to increased claims activity and the accruals resulting from anticipated claims from the Australian and U.K. floods in June and July, and windstorm Kyrill.

We purchase reinsurance to reduce our exposure to large non-U.S. losses. In the years ended December 31, 2008, 2007 and 2006, premiums ceded to these facilities were $6.1 million, $16.5 million and $17.7 million, respectively, reducing net premium writings for those years to $397.3 million, $387.6 million and $412.2 million, respectively. The actual contracts ceded are at IPC’s underwriters’ judgement in optimizing the risk profile of the portfolio, which can cause premiums ceded to vary as a proportion of our gross writings, from year to year. At January 1, 2008, our Property Catastrophe Excess of Loss retrocessional facility was not renewed, and there was less participation by retrocessionaires in our proportional reinsurance facility. Effective January 23, 2009 all liabilities relating to our Property Catastrophe Excess of Loss retrocessional facility were commuted.

We earned net premiums of $387.4 million, $391.4 million and $397.1 million in the years ended December 31, 2008, 2007 and 2006, respectively, representing a decrease of 1.4% from 2006 to 2007 and a decrease of 1.0% from 2007 to 2008. Despite the benefits of both the increase of reinstatement premiums and reduction in premiums ceded for the year ended December 31, 2008, this was more than offset by a reduction in basic gross premiums during the period. The primary reason for the decrease from 2006 to 2007 was the reduction in gross premiums written which were $25.8 million lower for the year ended December 31, 2007, compared to 2006. This reduction was partly offset by the effect of decreased premiums ceded during the year ended December 31, 2007. Excluding adjustment and reinstatement premiums, net premiums earned decreased by 2.3% from $380.9 million in 2006 to $372.3 million in 2007 and then decreased a further 5.5% to $351.9 million in 2008.

We earned net investment income of $94.1 million in the year ended December 31, 2008, compared to $121.8 million in the year ended December 31, 2007, and $109.7 million earned in the year ended December 31, 2006. During the year ended December 31, 2008 we received no dividends from our investment in a fund of hedge funds compared to $22.3 million in 2007 and $12.7 million in 2006. In addition, there was a decrease in the average balance of invested assets of 5%. Furthermore, the overall yield from the fixed income portfolio continues to be approximately 20-40 basis points less during 2008, compared to 2007. In the year ended December 31, 2007, we benefited from an increase in the average yield of our fixed maturity investment portfolio, primarily due to an average increase in interest rates resulting from prior-year interest rate increases. This was partly offset by a decrease in the average balance of invested assets of 2%. Investment income is net of investment expenses, which were primarily investment management and custodial fees. These fees totalled $3.2 million in 2008, $3.8 million in 2007 and $3.9 million in 2006. We received refunds of management fees of $2.2 million, $3.0 million and $2.8 million, for the years ended December 31, 2008, 2007 and 2006, respectively, deducted from the net assets of a global equity fund and a north American equity fund, in which we are an investor, because we already pay management fees on the portfolio as a whole. Both funds are managed by AIG Global Investment Fund Management Limited.

We recorded a net loss on investments of $(168.2) million in the year ended December 31, 2008, compared to a net gain on investments of $67.6 million for the year ended December 31, 2007 and $12.1 million in 2006. Generally, net gains and losses fluctuate from period to period, depending on the securities sold and the change in fair value of our investments. In January 2008, we sold equity investments in three of our equity funds, realizing a $36.6 million gain and in September 2008, we sold the remainder of our Vanguard U.S. Futures Fund realizing a $2.1 million gain. For the year ended December 31, 2008, the total realized gains were $49.3 million. The change in fair value included in the net loss from investments was $(217.5) million, as a result of the severe financial market disruption, which caused unprecedented financial losses. The change in fair value comprised $31.7 million, $33.1 million, $147.9 million and $4.9 million from our fixed maturity investments, our investment in a fund of hedge funds, our equity investments in mutual funds and our other equity investments respectively. For the year ended December 31, 2007, the change in fair value included in the net gain from investments was $64.0 million. As previously discussed, effective January 1, 2007, we early-adopted SFAS 159, the Fair Value Option for Financial Assets and Financial Liabilities, with respect to our investment portfolio. As a result all unrealized gains and losses in our investment portfolio were reclassified from accumulated other comprehensive income within shareholders’ equity on our consolidated balance sheets, to retained earnings as of January 1, 2007. Further, all subsequent changes to the fair value of our investment portfolio are recorded as net (losses) gains on investments in our consolidated statements of income. Our net gain on the sale of investments for the year ended December 31, 2006 was net of a write-down of $27.7 million in the cost basis of certain fixed maturity securities where management had determined there had been a decline in value which was other than temporary, caused by changes in interest rates. In June 2006, we sold our investment in an equity fund with attributes similar to those of the S & P 500 Index, realizing a $27.8 million gain. The proceeds were used to invest in the Vanguard U.S. Futures Fund. In addition, we sold a portion from our investment in a global equity fund, also realizing a gain.

We incurred net losses and loss adjustment expenses of $155.6 million, $124.9 million and $58.5 million in the years ended December 31, 2008, 2007 and 2006, respectively. Total net losses in the year ended December 31, 2008 relating to the current year were $206.6 million, while reductions to our estimates of ultimate net loss for prior year events were $50.9 million. During 2008, our incurred losses included: $23.0 million from the Alon Refinery explosion in Texas, a storm that affected Queensland, Australia, and windstorm Emma that affected parts of Europe, which all occurred in the first quarter of 2008; $10.5 million from the flooding in Iowa in June and tornadoes that affected the mid-west United States in May 2008; together with $160.0 million from hurricane Ike and $7.6 million from hurricane Gustav, which both occurred in September 2008. The losses from these events were partly offset by reductions to our estimates of ultimate loss for a number of prior year events, including $11.0 million for hurricane Katrina, $18.6 million for the storm and flooding that affected New South Wales, Australia in 2007 and $22.8 million for the floods that affected parts of the U.K. in June and July 2007.

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

In 2006, we incurred losses from cyclone Larry, which struck Queensland, Australia on March 20, 2006 ($7.5 million), super-typhoon Shanshan, which struck Japan in September 2006 ($5.6 million), European snow losses ($2.1 million), Cat.# 67, a tornado system which hit the mid-west United States ($2.7 million), and a reserve established for the storms which struck the north-west U.S. ($1.6 million). Incurred losses in 2006 relating to prior years totalled approximately $33.8 million. This includes claims from two accidents which occurred in 2005: an explosion which occurred in the U.K. in December 2005, and a train wreck and associated chemical spill which took place in South Carolina in January 2005, reserves established for pro rata treaty business and some increases for prior year events, especially hurricane Wilma. A major component of the increase for hurricane Wilma resulted from Industry Loss Warranty contracts being triggered by both the announcement in May 2006 from Property Claim Services, a unit of Insurance Services Office, Inc., that the industry loss for the event exceeded $10 billion and the level of the cedants’ own losses.

Acquisition costs, which are typically a percentage of premiums written, consist primarily of commissions and brokerage fees paid to intermediaries for the production of premiums written, and excise taxes. Brokerage commissions on property catastrophe excess of loss contracts typically range from 5% to 10% of written premiums. We incurred acquisition costs of $36.4 million, $39.9 million and $37.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, after deferring those costs related to the unearned portion of premiums written. The reason for the decrease from 2007 to 2008 is the reduction in earned premium for the period, combined with the lower percentage of brokerage paid on reinstatement premiums compared to annual premiums. The increase from 2006 to 2007 in relation to earned premiums in 2007 is partly as a result of a larger proportion of earned premium being generated from the United States, on which federal excise tax (“FET”) is applicable and also as a result of an increase to our accrual for profit commissions payable to cedants for prior year business, in particular relating to several pro rata treaties where estimated losses have been reduced.

General and administrative expenses were $26.3 million, $30.5 million and $34.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. These figures include administrative services fees of $3.0 million, $3.0 million and $11.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. These services included the provision of certain office space, furnishings, computer systems, accounting, legal, payroll, information technology and human resource personnel, and other ancillary services. The reduction in general and administrative expenses in 2008 was due primarily to a reduction in the amount of salaries and compensation during the fourth quarter of 2008, resulting from declines in the value of assets in deferred compensation plans for U.S. executives, but this was partly offset by an increase in office and equipment costs, audit fees, legal fees and other professional fees, but complemented by reductions in letters of credit fees. The reduction in 2007 was the result of a renegotiated administrative services contract incepting in July 2006. This reduction was partly offset by the increase in salaries and compensation, the costs of office refurbishment, audit fees, directors’ fees and other professional or consulting fees, but complemented by reductions in bank charges, letters of credit and credit facility fees, and legal fees.

Liquidity and Capital Resources

IPC Holdings is a holding company that conducts no reinsurance operations of its own, and its cash flows are limited to distributions from IPCRe, IPCRe Europe and IPCUSL by way of loans or dividends. The dividends that IPCRe may pay are limited by the Insurance Act. During 1998, IPCRe incorporated a subsidiary in Ireland called IPCRe Europe Limited, which underwrites selected reinsurance business primarily in Europe. In November 2001, IPC Holdings incorporated a subsidiary in Bermuda called IPCUSL. The dividends that IPC Holdings, IPCRe and IPCUSL may pay are further limited by the Bermuda Companies Act 1981 which prohibits a Bermuda company from declaring or paying a dividend if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts.

Under the Insurance Act, IPCRe is required to maintain a solvency margin and a minimum liquidity ratio, and is prohibited from declaring or paying dividends if to do so would cause IPCRe to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, IPCRe is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit signed by at least two directors and IPCRe’s principal representative stating that the declaration of such dividends has not caused IPCRe to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits IPCRe from declaring or paying any dividend without the approval of the Supervisor of Insurance of Bermuda if IPCRe failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. In addition, IPCRe is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Authority. The maximum dividend payable by IPCRe in accordance with the foregoing restrictions as of January 1, 2009 was approximately $460.1 million.

Sources of Funds

Our sources of funds consist of premiums written, losses recovered from retrocessionaires, underwriting agency commissions, investment income and proceeds from sales and redemptions of investments.

Effective April 13, 2006 the Company and IPCRe entered into a five-year, $500 million credit agreement with a syndicate of lenders, with an expiry date of April 12, 2011. The participants as at December 31, 2008 were Bayerische Hypo-und Vereinsbank AG, New York Branch, Bayerische Landesbank, Citibank, N.A., HSBC Bank USA, N.A., ING Bank N.V., London Branch, JPMorgan Chase Bank, N.A., Mellon Bank, N.A., Mizuho Corporate Bank (USA), Morgan Stanley Bank and Wachovia Bank, National Association. Wachovia Bank, National Association acts as the administrative agent. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit is available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. Under the terms of the $500 million credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults of covenants or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum net worth, of $1 billion, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ended December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions.

On June 12, 2008 the Company borrowed $150 million under its revolving loan facility in order to partially fund its share repurchase program. The loan is unsecured and the interest rate resets at intervals of either 1, 3, or 6 months at the Company’s pre-selection and is based on LIBOR plus a spread based on the Company’s current debt rating. The Company repaid $75 million on December 12, 2008 and the Company filed a notice of continuation thereby resetting the repayment date to March 12, 2009. As at December 31, 2008, $75 million remained outstanding on this loan at a rate of 2.625% (on an annual basis). Interest expense in connection with the loan under the revolving loan facility was $2.7 million for the year ended December 31, 2008 and we are in compliance with all terms and covenants thereof.

We currently maintain an omnibus registration statement with the SEC for the sale of securities including debt securities, common and preferred shares and other securities that we may wish to offer from time to time. Our authorized capital consists of 150,000,000 common shares and 35,000,000 preferred shares. Our 9,000,000 Series A Mandatory Convertible preferred shares automatically converted pursuant to their terms as of November 15, 2008 into 9,129,600 common shares. As a result, as of December 31, 2008 we had 56,094,348 common shares and no preferred shares issued and outstanding.

Uses of Funds

Cash is used primarily for investing activities and to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses, repurchase of shares and dividends. In the year ended December 31, 2008 we generated cash flows from operations of $228.9 million, compared to $171.5 million in the year ended December 31, 2007, whereas we used cash flows in operations amounting to $72.5 million in the year ended December 31, 2006, primarily for the increased loss payments made as shown below. These amounts represent the difference between premiums collected and investment earnings realized, losses and loss adjustment expenses paid, and underwriting and other expenses paid. Cash flows used in or from operations differ, and may continue to differ, substantially from net income. To date, we have invested all cash flows not required for operating purposes or returned amounts to shareholders via the repurchase of shares and the payment of dividends. The potential for large catastrophes means that unpredictable and substantial payments may need to be made within relatively short periods of time. Hence, future cash flows cannot be predicted with any certainty and may vary significantly between periods. Gross loss payments during the years ended December 31, 2008, 2007 and 2006 were $175.5 million, $298.9 million and $586.2 million, respectively. During 2009, we expect to pay a significant proportion of the $355.9 million of loss reserves we have accrued at December 31, 2008 (see “Aggregate Contractual Obligations” below), as well as claims from other events that may occur during the year.

On April 24, 2007, the Company announced that its Board of Directors authorized a share repurchase of up to $200 million of the Company’s common shares. The authorization ended on May 1, 2008. In 2007, the Company repurchased 6,219,879 shares of our common shares for a total of $188.7 million. As of December 31, 2007, we had $11.3 million remaining under our authorized share repurchase program. On February 14, 2008, the Board of Directors authorized a share repurchase of up to $300 million of the Company’s common shares. The authorization ends on April 1, 2009. During the first three quarters of 2008, the Company repurchased 10,794,505 of its common shares for a total of $311,301. During the fourth quarter of 2008, the Company did not repurchase any of its common shares. As of December 31, 2008, we had completed our authorized share repurchase programs.

With the exception of cash holdings, our funds are primarily invested in high-grade marketable fixed maturity securities, the fair value of which is subject to fluctuation depending on changes in prevailing interest rates and individual issuer credit ratings, and certain equity investments in mutual funds and an investment in a fund of hedge funds. We do not hedge our investment portfolio against interest rate risk or currency risk. Accordingly, changes in interest rates and equity prices may result in losses, both realized and unrealized, on our investments (see “Quantitative and Qualitative Disclosure about Market Risk” below for further explanation).

At December 31, 2008, 80.7% of our fixed maturity investment portfolio consisted of cash, U.S. Treasuries or other government agency issues, and investments with a AAA or AA rating, compared to 83.4% of the portfolio at December 31, 2007 and 77.7% of the portfolio at December 31, 2006. The primary rating source is Moody’s Investors Service, Inc. At December 31, 2008 the portfolio had an average maturity of 3.6 years and an average modified duration of 3.1 years (compared to 4.0 and 3.5 years, respectively, at December 31, 2007 and 3.9 years and 3.2 years, respectively, at December 31, 2006).

For the year ended December 31, 2008, cash provided by investing activities amounted to $106.7 million. This compares to net cash provided by investing activities of $34.6 million for the year ended December 31, 2007 and $188.1 million for the year ended December 31, 2006. At December 31, 2008 our cash and cash equivalents were $77.0 million, compared to $39.5 million at December 31, 2007, and $88.4 million at December 31, 2006. The increase from 2007 to 2008 was mainly due to the proceeds from the investments portfolio as well as the proceeds from drawing on the revolving loan facility, offset by the repurchases of the share capital. The decrease from 2006 to 2007 was due to the repurchase of common shares of $188.7 million which more than offset the cash flows provided by operations. We continue to keep a proportion of our fixed maturity investment portfolio invested in relatively short-dated fixed maturity instruments, to provide additional liquidity to meet anticipated claims payments.

Our functional currency is the U.S. dollar. However, premiums receivable and losses payable in respect of a significant portion of our business are denominated in currencies of other countries, principally developed countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. In the year ended December 31, 2008, we experienced a net foreign exchange loss of $1.8 million, compared to $1.2 million in the year ended December 31, 2007 and a foreign exchange gain of $2.6 million in the year ended December 31, 2006. The losses in 2008 and 2007 were partly due to the impact of changing exchange rates on non-U.S. dollar loss reserves whereas the gains in 2006 were primarily the result of the strengthening of the Euro and British pound. We currently do not—and as a practical matter cannot—hedge our U.S. dollar currency exposure with respect to potential claims until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency, as we have done on three occasions, or enter forward purchase contracts for specific currencies. This type of exposure could be substantial. We also have not hedged our non-U.S. dollar currency exposure with respect to premiums receivable, which generally are collected over the relevant contract term. (See “Quantitative and Qualitative Disclosure about Market Risk” below.) Our practice is to exchange non-U.S. dollar denominated premiums upon receipt. Foreign currency investments have been infrequently made, generally for the purpose of improving overall portfolio yield. At December 31, 2008, we had no forward foreign currency contracts outstanding.

Our investment portfolio does not directly include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the fair value of the portfolio. Also, our portfolio does not directly contain any investments in real estate or mortgage loans, except that we began investing in mortgage-backed securities issued by U.S. Government sponsored entities during 2008, as described above under “Critical Accounting Policies—Investments”.

Ratings are an important factor in establishing the competitive position of reinsurance companies. IPCRe and IPCRe Europe have an insurer financial strength rating of “A (Excellent; 3rd of 15 categories)” from A.M. Best and are rated “A- (Strong; 7th of 18 categories)” for financial strength and counter-party credit by S & P. A.M. Best and S & P ratings reflect their opinions of a reinsurance company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, but are not evaluations directed to investors in our securities and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and S & P, and we cannot assure you that we will be able to retain those ratings. Prior to October 2005, both A.M. Best and S & P had given IPCRe and IPCRe Europe insurer financial strength ratings of A+. In November 2005, both rating agencies lowered the ratings to their current levels as a result of the impact on our net income and shareholders’ equity resulting from the devastation brought by hurricanes Katrina and Rita, and S & P ascribed a “Negative” outlook. In April 2007, S & P further lowered our rating predominantly as a result of a reassessment of our mono-line business model even though that model has remained relatively unchanged since our inception. S & P then improved the outlook to “Stable”, while A.M. Best affirmed our A rating, but lowered the outlook to “Negative”. In December 2008, A.M. Best affirmed our A rating, and maintained the outlook as “Negative”. If these ratings are reduced further by A.M. Best and/or S & P, our competitive position in the reinsurance industry could suffer and it may be more difficult for us to market our products. A downgrade to a rating below A- by A.M. Best or S & P would trigger provisions allowing some cedants to opt to cancel their reinsurance contracts with us and cedants that do not have this termination right may not be willing to engage in new business with us. These events would be expected to result in a significant loss of business as ceding companies move to reinsurers with higher ratings.

IPCRe is not a licensed insurer in the United States of America and therefore, under the terms of most of its contracts with U.S.-based companies, must provide security to reinsureds to cover loss reserves in a form acceptable to state insurance commissioners. Typically, this type of security takes the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Currently IPCRe obtains letters of credit through $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, as well as through the $250 million senior secured syndicated facility available for letters of credit and a $350 million letters of credit bilateral master agreement. With respect of the senior secured facility, IPCRe provides the banks security by giving them liens over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate letters of credit outstanding. Effective December 31, 2008, 2007 and 2006, there were outstanding letters of credit of $166.3 million, $183.3 million and $375.9 million, respectively. The reduction in these amounts is due to the significant claims payments made during 2008 and 2007, and therefore reduction in loss reserves, particularly on claims arising from hurricanes Katrina, Rita and Wilma. If we were unable to obtain the necessary credit, IPCRe could be limited in its ability to write business for our clients in the United States.

We believe that our operating cash flow and the high quality of our investment portfolio, provides sufficient liquidity to meet our cash demands.

Neither IPC Holdings nor IPCRe or their subsidiaries have any material commitments for capital expenditures.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

	Payments due by period (expressed in millions of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 years	More than 5 years
Purchase Obligations	$2.2	$1.4	$0.7	$0.1	$—
Finance Obligation	$75.4	$75.4	$—	$—	$—
Losses and Loss Adjustment Expenses	$355.9	$148.9	$115.2	$39.3	$52.5

Purchase Obligations are made up of the following contractual obligations:

1.

Administrative Services Agreement: Effective July 1, 2006, the Company and IPCRe are parties to an agreement with American International Company, Limited (“AICL”), under which AICL provides administrative services – as described above—for a fee of $2 million plus 0.5% for annual gross written premiums in excess of $200 million. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term. As the fee payable (in excess of $2 million) is based on annual gross written premiums the actual annual amount is unknown until the end of the year and therefore the minimum payment of $2 million per annum until June 30, 2009 is included in the table above. The amount incurred for 2008 was $3 million.

2.

Credit Facility: As described above, effective April 13, 2006, we entered a new syndicated credit facility in the amount of $500 million for a period of five years, ending on April 13, 2011. The credit agreement consists of a $250 million senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250 million senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. The level of the facility fee payable is dependent upon the S & P debt rating of the Company and therefore a change in this rating affects the amount paid. The applicable fee rate based upon the Company’s present debt rating is 0.10% of the amount of the unsecured facility and is included in the table above. A margin fee would be payable on amounts drawn under this agreement with the fee payable also dependent upon the S & P debt rating of the Company at that time. At December 31, 2008, the outstanding letters of credit issued under the secured facility were $65.9 million and no amounts have been drawn under the unsecured facility.

3.

Letters of credit: As noted above, we currently obtain letters of credit through two facilities in amounts of $350 million and $250 million. We pay fees to the banks based on the amounts of letters of credit they issue on our behalf and also a facility fee for the unused portion of the syndicated secured facility. Because these amounts change during the course of the year, the total amount we will pay in aggregate is not known until the end of the year, and therefore not included in the table above. Effective December 31, 2008 the aggregate amount of letters of credit issued were $166.3 million, and if this amount remained unchanged throughout 2009, we would pay fees totaling $0.6 million. If we were to utilize the full limits of the two facilities, we would pay $1.5 million in 2009. With respect to the syndicated secured facility, we pay a commitment fee to the extent it is unused. Effective December 31, 2008, the amount of the facility unused was $184.1 million. The amount of the commitment fee on that unused amount is included in the table above.

Finance Obligation is made up of the following contractual obligation.

1.

Bank loan: As noted above, on June 12, 2008 the Company borrowed $150 million under its revolving loan facility in order to partially fund its share repurchase program. The loan is unsecured and the interest rate resets at intervals of either 1, 3, or 6 months at the Company’s pre-selection and is based on LIBOR plus a spread based on the Company’s current debt rating. The Company repaid $75 million on December 12, 2008 and the Company filed a notice of continuation thereby resetting the repayment date to March 12, 2009. As at December 31, 2008, $75 million remained outstanding on this loan at a rate of 2.625% (on an annual basis). Because the date of repayment may change during the course of the year, the total amount of interest we will pay in aggregate is not known until the end of the year, and therefore only the interest until March 12, 2009 is included in the table above.

Losses and Loss adjustment expenses

The reserve for losses and loss adjustment expenses represent management’s estimate of the ultimate cost of settling reinsurance claims. As more fully discussed in our “Critical Accounting Policies—Loss Reserves” above, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgements. Actual losses and loss adjustment expenses paid may differ, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. Complexity resulting from problems such as multiple events affecting one geographic area and the resulting impact on claims adjusting (including allocation of claims to event and the effect of demand surge on the cost of building materials and labour) by, and communications from, ceding companies, can cause delays to the timing with which we are notified of changes to loss estimates, or are asked to make payments. The assumptions used in estimating the likely payments due by periods are based on the Company’s historical claims payment experience, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid in any such period can be significantly different than the amounts disclosed above. Part of the uncertainty stems from the variability of payment pattern by type of catastrophic event that caused the losses. For example, earthquake and hailstorm losses typically take longer to be reported and paid compared to losses from windstorms. In addition, there is no prior history of payment patterns for events such as the attack on the World Trade Center or for the flooding which followed hurricane Katrina.

Furthermore, the amounts in this table represent our gross estimated known liabilities as of December 31, 2008 and do not include any allowance for claims from future events within the time periods specified. As such, it is highly likely that the total amounts paid out in the time periods shown will be greater than that indicated in the table.

Off-Balance Sheet Arrangements

Neither the Company nor any of its subsidiaries have any forms of off-balance sheet arrangements, or cash obligations and commitments, as defined by Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

The investment portfolio of IPCRe is exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest rates, foreign currency exchange rates, credit pricing, and equity prices. Measuring potential loss in fair value has become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (“VaR”). This is a summary statistical measure that uses recent historical market data to estimate the impact of market volatility on portfolio market value in order to calculate the maximum loss that could occur within a given statistical confidence level and time horizon.

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

IPCRe’s fixed income investment portfolio is conservatively managed within a well-controlled risk environment. Our investment guidelines prohibit the purchase of securities with a speculative credit rating (below BBB-/Baa3) and even aggregate BBB/Baa exposure is limited to a maximum of 5%. While credit risk is monitored and controlled on an on-going basis, historically the VaR analysis has not explicitly incorporated credit risk (indicated as “N/A” in the table below). Even though the limitations of our investment guidelines have not been eased, given the market turmoil in 2008, particularly in the fourth quarter, we have worked with our investment advisors to institute a VaR analysis that on a going forward basis will include the additional variability associated with credit risk exposure.

On behalf of the Company, our investment managers performed a VaR analysis to estimate the maximum potential loss of fair value for each segment of market risk as of December 31, 2008 and 2007 and for the intervening quarterly points (except for credit risk, which we only began to measure as of December 31, 2008). The analysis calculated the VaR with respect to the net fair value of our invested assets (cash and cash equivalents, equity and high-grade fixed maturity securities) as of December 31, 2008 and 2007 using historical simulation methodology. At December 31, 2008 the VaR of IPCRe’s investment portfolio was approximately $32.7 million, which represents a 95th percentile value change over a one-month time horizon. This result was obtained through historical simulation using 3 years of historical market data.

Except for credit risk, which we only began to measure as of December 31, 2008, the following table presents the VaR of each component of market risk of IPCRe’s invested assets at December 31, 2008 and 2007, respectively, the quarterly points during 2008 and the average for the year ended December 31, 2008, calculated using the VaR at the beginning, ending and quarterly points (expressed in thousands of U.S. dollars):

Market Risk	At December 31, 2008	At September 30, 2008	At June 30, 2008	At March 31, 2008	At December 31, 2007	Average for year ended Dec. 31, 2008
Currency	$1,701	$1,066	$1,316	$1,416	$2,324	$1,565
Interest Rate	28,337	27,950	23,104	16,871	19,956	23,344
Equity (incl. hedge fund)	24,859	14,692	19,862	18,140	24,782	20,467
Credit	3,858	N/A	N/A	N/A	N/A	N/A

Sum of Risk	58,755	43,708	44,282	36,427	47,062	46,147
Diversification Benefit	(26,019)	(19,690)	(20,433)	(18,704)	(22,119)	(21,439)

Total Net Risk	$32,736	$24,018	$23,849	$17,723	$24,943	$24,708

During 2008, VaR remained relatively constant until the fourth quarter when extreme market volatility caused all components of VaR to increase especially the equity market risk segment. As discussed above, models may not accurately predict future market behaviour. The extreme market volatility during the fourth quarter affected the Company in particular. The decrease in the fair value of our investment portfolio was $217.5 million during the year ended December 31, 2008 which is in line with a VaR average for the year ended December 31, 2008 of approximately $24.7 million (representing a 95th percentile value change over a one-month time horizon). In keeping with the high credit quality of the fixed income portfolio, although the addition of credit risk in the VaR calculation contributed to an increase in the total net risk position, it was not a primary driver of the increase.

IPCRe’s premiums receivable and liabilities for losses from reinsurance contracts it has written, are also exposed to the risk of changes in value resulting from fluctuations in foreign currency exchange rates. To an extent, the impact on loss reserves of a movement in an exchange rate, will be partly offset by the impact on assets (receivables and cash/investments) denominated in the same currency, or vice versa. As of December 31, 2008 an estimated $11.0 million (December 31, 2007—$29 million and December 31, 2006—$25 million) of reinsurance premiums receivable, and an estimated $46.7 million (December 31, 2007—$142 million and December 31, 2006—$46 million) of loss reserves, were denominated in non-U.S. currencies. The currencies to which IPC has the most net exposure are the Australian dollar, the Euro and U.K. sterling. If the U.S. dollar weakened 10% against the Australian dollar and the Euro, our net adverse exchange exposure would be approximately $0.8 million and $0.8 million respectively. If the U.S. dollar strengthened 10% against U.K. sterling our net adverse exchange exposure would be approximately $0.4 million.

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

Years Ended December 31, 2008 and 2007

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT

To the Board of Directors and Shareholders of IPC Holdings, Ltd.

We have audited the accompanying consolidated balance sheets of IPC Holdings, Ltd. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IPC Holdings, Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IPC Holdings, Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Chartered Accountants
Hamilton, Bermuda
February 27, 2009

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(Expressed in thousands of U.S. dollars, except for per share amounts)

	2008	2007
Assets
Fixed maturity investments, at fair value (amortized cost 2008: $1,777,936; 2007: $1,756,532)	$1,793,020	$1,803,275
Equity investments, at fair value (cost 2008: $405,708; 2007: $485,205)	365,147	630,483
Cash and cash equivalents	77,020	39,486
Reinsurance premiums receivable	108,033	91,393
Deferred premiums ceded	2,165	2,578
Loss and loss adjustment expenses recoverable	2,771	17,497
Accrued investment income	27,717	30,369
Deferred acquisition costs	9,341	8,893
Prepaid expenses and other assets	3,474	3,717

Total assets	$2,388,688	$2,627,691

Liabilities
Reserve for losses and loss adjustment expenses	$355,893	$395,245
Unearned premiums	85,473	75,980
Reinsurance premiums payable	628	4,677
Deferred fees and commissions	359	476
Bank loan	75,000	—
Accounts payable and accrued liabilities	20,388	25,568

Total liabilities	537,741	501,946

Shareholders’ equity
Common shares – 2008: 56,094,348 shares outstanding, par value $0.01; 2007: 57,626,395 shares outstanding, par value $0.01	561	576
Preferred shares – Series A Mandatory Convertible preferred shares 2008: nil shares outstanding, par value $0.01; 2007: 9,000,000 shares outstanding, par value $0.01	—	90
Additional paid-in capital	1,089,002	1,334,271
Retained earnings	762,260	791,689
Accumulated other comprehensive loss	(876)	(881)

Total shareholders’ equity	1,850,947	2,125,745

Total liabilities and shareholders’ equity	$2,388,688	$2,627,691

See accompanying notes to consolidated financial statements

Signed on behalf of the Board

Director
Director

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For each of the years in the three-year period ended December 31, 2008

(Expressed in thousands of U.S. dollars, except for per share amounts)

	2008	2007	2006
Revenue
Gross premiums written	$403,395	$404,096	$429,851
Change in unearned premiums	(9,493)	4,063	(13,732)

Premiums earned	393,902	408,159	416,119

Reinsurance premiums ceded	6,122	16,529	17,690
Change in deferred premiums ceded	413	245	1,297

Premiums ceded	6,535	16,774	18,987

Net premiums earned	387,367	391,385	397,132
Net investment income	94,105	121,842	109,659
Net (losses) gains on investments	(168,208)	67,555	12,085
Other income	65	1,086	3,557

Total income	313,329	581,868	522,433

Expenses
Net losses and loss adjustment expenses	155,632	124,923	58,505
Net acquisition costs	36,429	39,856	37,542
General and administrative expenses	26,314	30,510	34,436
Interest expense	2,659	—	—
Net foreign exchange loss (gain)	1,848	1,167	(2,635)

Total expenses	222,882	196,456	127,848

Net income	90,447	385,412	394,585

Dividend on preferred shares	14,939	17,128	17,176

Net income available to common shareholders	$75,508	$368,284	$377,409

Basic net income per common share	$1.45	$5.97	$5.93
Diluted net income per common share (1)	$1.45	$5.53	$5.54

Weighted average number of common shares – basic	52,124,034	61,705,821	63,636,935
Weighted average number of common shares – diluted (1)	59,301,939	69,728,229	71,212,287

(1)	Anti-dilution provisions apply to 2008. There is no effect of stock-based compensation and preference shares because they are anti-dilutive.

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For each of the years in the three-year period ended December 31, 2008

(Expressed in thousands of U.S. dollars)

	2008	2007	2006
Net income	$90,447	$385,412	$394,585

Other comprehensive income (loss)
Movement in accumulated benefit pension obligation	5	(195)	(380)
Net holding gains on investments during year	—	—	46,993
Reclassification adjustment for gains included in net income	—	—	(12,085)

	5	(195)	34,528

Comprehensive income	$90,452	$385,217	$429,113

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

For each of the years in the three-year period ended December 31, 2008

(Expressed in thousands of U.S. dollars, except for per share amounts)

	2008	2007	2006
Common shares par value $0.01
Balance, beginning of year	$576	$637	$637
Common shares repurchased	(108)	(62)	—
Preferred shares converted to common shares	92	—	—
Additional common shares issued	1	1	—

Balance, end of year	$561	$576	$637

Preferred shares par value $0.01
Balance, beginning of year	$90	$90	$90
Preferred shares converted to common shares	(90)	—	—

Balance, end of year	$—	$90	$90

Additional paid-in capital
Balance, beginning of year	$1,334,271	$1,474,092	$1,470,765
Additional paid-in capital on shares issued	—	—	59
Reduction in additional paid-in capital on common share repurchase	(250,949)	(144,513)	—
Reduction in additional paid-in capital on conversion of preferred shares	(1)	—	—
Additional paid-in capital due to stock-based compensation	6,689	5,489	2,217
Net change in deferred compensation	(1,008)	(797)	1,051

Balance, end of year	$1,089,002	$1,334,271	$1,474,092

Retained earnings
Balance, beginning of year	$791,689	$388,826	$52,126
Cumulative-effect adjustment of adopting SFAS 159	—	127,996	—
Net income	90,447	385,412	394,585
Reduction on common share repurchase	(60,301)	(44,154)	—
Common share dividends paid and accrued	(44,636)	(49,263)	(40,709)
Preferred share dividends paid and accrued	(14,939)	(17,128)	(17,176)

Balance, end of year	$762,260	$791,689	$388,826

Accumulated other comprehensive (loss) income
Balance, beginning of year	$(881)	$127,310	$92,782
Cumulative-effect adjustment of adopting SFAS 159	—	(127,996)	—
Other comprehensive income (loss)	5	(195)	34,528

Balance, end of year	$(876)	$(881)	$127,310

Total shareholders’ equity	$1,850,947	$2,125,745	$1,990,955

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended December 31, 2008

(Expressed in thousands of U.S. dollars)

	2008	2007	2006
Cash flows from operating activities
Net income	$90,447	$385,412	$394,585
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Amortization of fixed maturity premiums (discounts), net	695	(3,733)	(9,512)
Net losses (gains) on investments	168,208	(67,555)	(12,085)
Stock compensation	5,625	4,664	3,296
Changes in:
Reinsurance premiums receivable	(16,640)	22,418	66,987
Deferred premiums ceded	413	245	1,297
Loss and loss adjustment expenses recoverable	14,726	(15,508)	(935)
Accrued investment income	2,652	(1,900)	(8,584)
Deferred acquisition costs	(448)	658	(1,708)
Prepaid expenses and other assets	243	(456)	1,474
Reserve for losses and loss adjustment expenses	(39,352)	(153,382)	(523,429)
Unearned premiums	9,493	(4,063)	13,732
Reinsurance premiums payable	(4,049)	(3)	(311)
Deferred fees and commissions	(117)	(674)	(213)
Accounts payable and accrued liabilities	(2,986)	5,399	2,909

Cash provided by (used in) operating activities	228,910	171,522	(72,497)

Cash flows from investing activities
Purchases of fixed maturity investments	(1,635,775)	(1,048,754)	(1,767,146)
Proceeds from sales of fixed maturity investments	1,413,754	990,876	1,413,748
Proceeds from maturities of fixed maturity investments	210,500	117,525	535,450
Purchases of equity investments	(65,538)	(25,009)	(128,607)
Proceeds from sales of equity investments	183,748	—	134,683

Cash provided by investing activities	106,689	34,638	188,128

Cash flows from financing activities
Proceeds from bank loan	150,000	—	—
Repayment of bank loan	(75,000)	—	—
Repurchase of common shares	(311,301)	(188,699)	—
Proceeds from share issuance	—	—	31
Cash dividends paid to common shareholders	(44,636)	(49,262)	(40,709)
Cash dividends paid to preferred shareholders	(17,128)	(17,128)	(17,651)

Cash used in financing activities	(298,065)	(255,089)	(58,329)

Net increase (decrease) in cash and cash equivalents	37,534	(48,929)	57,302
Cash and cash equivalents, beginning of year	39,486	88,415	31,113

Cash and cash equivalents, end of year	$77,020	$39,486	$88,415

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid totalled $2,549, $nil and $nil for the years ended December 31, 2008, 2007 and 2006, respectively.

See accompanying notes to consolidated financial statements

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

1.	General

IPC Holdings, Ltd. (the “Company”) was incorporated in Bermuda on May 20, 1993 through the sponsorship of American International Group, Inc. (“AIG”). AIG purchased 24.4% of the initial share capital of the Company and an option to obtain up to an additional 10% of the share capital. In December 2001, the Company completed a follow-on public offering and AIG exercised its option. Concurrent with that offering, the Company also sold shares in a private placement to AIG which retained its approximate holding at 24.3%. In November 2005, the Company completed a further follow-on public offering in which AIG participated and subsequent to the offering AIG owned 24.2% of the common shares of the Company. On August 15, 2006 AIG sold its entire shareholding in an underwritten public offering. The Company did not receive any proceeds from the sale of AIG’s shares in the Company.

Through its wholly-owned subsidiary, IPCRe Limited (“IPCRe”), the Company provides reinsurance of property catastrophe risks worldwide, substantially on an excess of loss basis. Property catastrophe reinsurance covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, freezes, industrial explosions and other man-made or natural disasters. IPCRe’s loss experience will generally include infrequent events of great severity. IPCRe’s clients include many of the leading insurance companies in the world. IPCRe also writes, to a limited extent, aviation, property per-risk excess and other short-tail reinsurance in various parts of the world. Approximately 53% of underlying exposure premiums written (being total premiums written excluding reinstatement premiums) in 2008 related to U.S. risks (2007: 57%; 2006: 49%). The balance of IPCRe’s covered risks is located principally in Europe, Japan, Australia and New Zealand.

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

Premiums are recorded as written at the inception of each policy, based upon information received from ceding companies and their brokers, and are earned over the policy period. For excess of loss contracts, the amount of deposit premium is contractually documented at inception, and management uses this as its best estimate for accounting for these premiums. Premiums are earned on a pro rata basis over the policy period. Premiums may be adjusted upwards or downwards as a result of changes in the cedants’ actual exposure base and the original estimates thereof, although most contracts do provide for a minimum premium in the contract terms. We refer to such changes in premiums as adjustment premiums. Reinstatement premiums are recognized and accrued at the time losses are incurred and where coverage of the original contract is reinstated under pre-defined contract terms and are earned pro rata over the reinstated coverage period. Such accruals are based upon actual contractual terms applied to the amount of loss reserves expected to be paid, and the only element of management judgement involved is with respect to the amount of loss reserves as described below, and associated rates on line (i.e. price). For proportional treaties, the amount of premium is normally estimated by management at inception based on information from the ceding company. IPCRe accounts for such premium using initial estimates, which are reviewed regularly with respect to the actual premium reported by the ceding company. Premiums are earned on a pro rata basis over the coverage period and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in force. Ceded reinsurance premiums are similarly pro-rated over the terms of the contracts with the unexpired portion deferred in the balance sheet.

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

c)	Reserve for losses and loss adjustment expenses

The reserve for losses and loss adjustment expenses, which includes a provision for losses and loss adjustment expenses incurred but not reported and development on reported claims (reported but not enough), is based on reports from industry sources, including an analysis and review of our share of initial estimated total industry losses, in-force contracts, individual loss advices received from ceding companies and brokers, output from commercially available catastrophe loss models and management’s estimates. Our reserve estimates are not mathematically or formulaically derived from factors such as numbers of claims. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. It is reasonably possible that changes in the near term could require a material change in the amount estimated. Such adjustments, if any, are reflected in results of operations in the period in which they become known. Reserves are retained in original currencies with the effect of foreign exchange movements recorded as net foreign exchange loss (gain) in the consolidated statements of income. For proportional treaties, an estimated loss and loss adjustment expense ratio (the ratio of losses and loss adjustment expenses incurred to premiums earned) is initially used, based upon information provided by the ceding company and/or their broker and IPCRe’s historical experience of that treaty, if any. The estimate is reviewed regularly and is adjusted as actual experience becomes known.

Amounts recoverable from reinsurers are estimated in a manner consistent with the underlying liabilities.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

d)	Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. In accordance with our adoption of SFAS 159 on January 1, 2007 the investments are now reported as “Trading” under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. Due to adoption of SFAS 159 we record changes to the fair value of our investment portfolio as net (losses) gains on investments in our consolidated statements of income. SFAS 159 required all unrealized gains and losses in our investment portfolio to be reclassified from accumulated other comprehensive (loss) income within shareholders’ equity on our consolidated balance sheets to retained earnings as of January 1, 2007. This cumulative-effect adjustment reclassifying unrealized gains and losses was $128.0 million, which represented the difference between the cost or amortized cost of our investments and the fair value of those investments at December 31, 2006. Simultaneous to the adoption of SFAS 159 we also adopted SFAS 157 which did not amend the carrying value of our fixed maturity and equity investments as they were previously carried at fair value.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, which permits a one-year deferral of the application of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 is effective in conjunction with SFAS 157 for interim and annual financial statements issued after January 1, 2008. The Company does not expect that the adoption of FSP FAS 157-2 will have an effect on its financial statements because as at December 31, 2008 it does not have goodwill or other intangible assets.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. This FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in the determination of the fair value of a financial asset when the market for that asset is not active. The key considerations illustrated in the FSP FAS 157-3 example include the use of an entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates, appropriate risk adjustments for nonperformance and liquidity risks, and the reliance that an entity should place on quotes that do not reflect the result of market transactions. FSP FAS 157-3 was preceded by a press release that was jointly issued by the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) and the FASB staff on September 30, 2008 which provided immediate clarification on fair value accounting based on the measurement guidance of SFAS 157. FSP FAS 157-3 was effective upon issuance. FSP FAS 157-3 was considered in management’s process for determination of fair value.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

Fair value hierarchy

SFAS 157 established a hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs are used when available. Observable inputs are inputs that market participants would use in pricing the asset based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions that market participants would use in pricing the asset based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgement.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Details on assets and liabilities that have been included under the requirements of SFAS 157 to illustrate the bases for determining the fair values of the assets and liabilities held by the Company are detailed in Note 3.

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

e)	Cash and cash equivalents

Cash and cash equivalents include amounts held in banks, and time deposits with maturities of less than three months from the date of purchase. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

f)	Investments

In accordance with our investment guidelines, our investments consist of high-grade marketable fixed maturity investments, including U.S. Government treasuries and mortgage-backed securities issued by U.S. Government sponsored entities, certain equity investments in mutual funds and an investment in a fund of hedge funds. Investments are carried at fair value.

Investment transactions are recorded on a trade date basis.

With the investments being classified as “Trading” all subsequent changes to the fair value of our investment portfolio are recorded as net (losses) gains on investments in our consolidated statements of income.

Realized gains and losses on sales of investments continue to be determined on a first-in, first-out basis. Net investment income includes interest income on fixed maturity investments, recorded when earned, dividend income on equity investments, recorded when declared, and the amortization of premiums and discounts on investments.

g)	Other income

Other income consists of agency commission and early termination fees earned by IPCUSL. The commission is based on the gross premiums written under an agency agreement and is earned pro rata over the underlying reinsurance-contract coverage periods. Unearned commission represents the portion of commission which is applicable to the unexpired terms of the underlying contracts. With the termination of the Agency Agreement in 2006, an early termination fee was payable. IPCUSL continues to service the underlying reinsurance business until November 30, 2009 and such income is earned pro rata over the period until November 30, 2009. The unearned commission and termination fees are included in deferred fees and commissions on the balance sheet.

h)	Translation of foreign currencies

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

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

i)	Basic net income per common share

Basic net income per common share is calculated by dividing net income available to common shareholders by the weighted average common shares outstanding during the year. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Convertible preferred shares, stock options and unvested stock grants are considered common stock equivalents for the purpose of calculating diluted net income per common share, and are included in the weighted average number of shares outstanding using the Treasury Stock method. In a period where there is a net loss, the dilutive effect of stock-based compensation and convertible preferred shares are not included in the weighted average number of shares, as this would be anti-dilutive.

j)	Stock incentive compensation plan

Effective January 1, 2006, management adopted the fair value method of accounting for stock-based employee compensation as prescribed by FASB SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such services will be recognized over the period during which an employee is required to provide service in exchange for the award. Since 2003 the Company has expensed compensation costs for stock options on a prospective basis for all awards granted, modified or settled after January 1, 2003 in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation and Disclosure”.

SFAS 123R requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of SFAS 123R, forfeiture benefits were recorded as a reduction to compensation expense when an employee left the Company and forfeited the award. The transition impact of adopting SFAS 123R as of January 1, 2006, including the effect of accruing for expected forfeitures on outstanding share-based awards, was not material to our results of operations for the year ended December 31, 2006. In addition, SFAS 123R requires the immediate expensing of share-based awards granted to retirement-eligible employees. Share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires). Consequently, our compensation and benefits expenses in the years ended December 31, 2008 and December 31, 2007 included both the amortization of awards granted to retirement-eligible employees prior to the adoption of SFAS 123R as well as the full grant-date fair value of new awards granted to such employees under SFAS 123R.

k)	Pension plan

As of December 31, 2006, the Company adopted all provision of FASB SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements 87, 88, 106 and 132(R)” . This Statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

l)	Accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations”, (“SFAS 141R”). SFAS 141R replaced SFAS 141, “Business Combinations”, and supersedes or amends other related authoritative literature although it retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also established principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R also requires the acquirer to expense costs relating to any acquisitions that close after December 31, 2008. The Company does not expect that the adoption of SFAS 141R will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, it also changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to both the parent and the noncontrolling interest with separate disclosure of each component on the face of the consolidated income statement. It does not, however, impact the calculation of net income per share as such calculation will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied except that the presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company does not expect that the adoption of SFAS 160 will have a material impact on its financial statements unless the Company purchases less than a 100% interest in a business.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement 133”. This Statement changes required disclosures for derivatives and hedging activities, including enhanced disclosures regarding (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, SFAS 161 requires: disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation; disclosure of the fair values of derivative instruments and their gains and losses in a tabular format; disclosure of information about credit-risk-related contingent features; and a cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed. The statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of SFAS 161 will have a material impact on the Company’s consolidated financial statements.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

2.	Significant Accounting Policies (continued)

k)	Accounting pronouncements (continued)

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142). The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other U.S. generally accepted accounting principles. The provisions of FSP FAS 142-3 are effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP FAS 142-3 will have an effect on its financial statements because as at December 31, 2008 it does not have goodwill or other intangible assets.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for nongovernmental entities. This Statement makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers’ responsibilities for selecting the accounting principles for their financial statements. The hierarchy of authoritative accounting guidance is not expected to change current practice but is expected to facilitate the FASB’s plan to designate as authoritative its forthcoming codification of accounting standards. This Statement is effective 60 days following the SEC’s approval of the PCAOB’s related amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”, to remove the GAAP hierarchy from its auditing standards.

In May 2008, the FASB also issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts – an Interpretation of FASB Statement No. 60”. SFAS 163 prescribes the accounting for premium revenue and claims liabilities by insurers of financial obligations, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 applies to financial guarantee insurance and reinsurance contracts issued by insurers subject to SFAS 60, “Accounting and Reporting by Insurance Enterprises”. The Statement does not apply to insurance contracts that are similar to financial guarantee insurance contracts such as mortgage guaranty or trade-receivable insurance, financial guarantee contracts issued by noninsurance entities, or financial guarantee contracts that are derivative instruments within the scope of SFAS 133. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years, except for certain disclosure requirements about the risk-management activities of the insurance enterprise that are effective for the first quarter beginning after the Statement was issued. Except for those disclosures, early application is prohibited. SFAS 163 is not expected to have an effect on the Company as it does not enter into financial guarantee contracts.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement”. FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants. Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP APB 14-1 is not expected to have an effect on the Company as at December 31, 2008, it does not have any convertible debt instruments.

The Company has considered all new pronouncements. There are no new pronouncements that we did not adopt that would have had a material impact on these consolidated financial statements.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

3.	Fair Value of Financial Instruments

Investments are carried at fair value.

The carrying amount of cash and cash equivalents approximates to their fair value because of the short period until maturity of those instruments.

Prices reported to us by our investment managers, as provided by independent pricing services (“pricing services”) form the basis of the fair value of fixed maturity investments. The market makers are the primary pricing source used by our investment managers although the ultimate valuations also rely on other data inputs and models. Both market-makers and the alternative pricing services’ valuation models rely on a variety of observable inputs to calculate a fixed maturity investment’s fair value. Observable inputs that may be used include the following: benchmark yields (Treasury and swaps curves), transactional data for new issuance, broker quotes, cash flows, recent issuance, supply, sector and issuer level spreads, credit ratings, maturity, weighted average life, capital structure, corporate actions, underlying collateral, loan performance, comparative bond analysis and third-party pricing sources. In order to monitor the quality of the prices, the pricing services and the investment managers perform data integrity checks and quality management processes.

It is ultimately management’s responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements. In respect of our fixed maturity investments, we periodically assess valuation relative to current financial market conditions. We also consider any valuation disparities between the custodian and investment managers and supplement this with our own independent verification to external pricing sources. In addition to this the Company’s custodian, on behalf of the Company, performs validation checks on the prices used to ensure no missing or stale pricing and to ensure that the price derived from the pricing source compares reasonably with its peer pricing services. Any material differences are investigated and resolved. As of December 31, 2008 100% of our fixed maturity investments were valued using pricing services. There have been no adjustments to the prices obtained from the pricing services. Our valuation procedures also consider the credit quality composition of the portfolio and any significant migrations in the credit quality of our holdings from period to period.

It may be possible that the use of different pricing methodologies and assumptions may have a material effect on the estimated fair value amounts. During periods of market disruption including periods of significantly rising or falling interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of the Company’s fixed maturity investments if trading becomes infrequent, or market data becomes less available or there is a decrease in observable inputs. In such cases, more fixed maturity investment valuations would require the use of management judgement. As such, valuations may include inputs and assumptions that are unobservable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in values which may be less than the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on the Company’s results of operations and financial condition. As at December 31, 2008, we did not have any significant fixed maturity investments that were not rated and all of our fixed maturity investments were classified as Level 1 or Level 2.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

3.	Fair Value of Financial Instruments (continued)

The following table shows how our investments are categorised under SFAS 157 at December 31, 2008:

Description	Fair Value Measurement December 31, 2008	Quoted Prices In Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed maturity investments
U.S. Government Treasuries	$17,653	$17,653	$—	$—
Other fixed maturity investments	1,775,367	—	1,775,367	—

Total fixed maturity investments	1,793,020	17,653	1,775,367	—

Equity investments
Mutual funds	196,602	—	196,602	—
AIG Select Hedge fund	159,709	—	—	159,709
Other Equity investments	8,836	—	8,836	—

Total equity investments	365,147	—	205,438	159,709

Total investments	$2,158,167	$17,653	$1,980,805	$159,709

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets and liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

Included within the category fixed maturity investments are bonds issued by the U.S. Treasury. We believe that the market for U.S. Government Treasury securities is an actively traded market given the high level of trading volume and the auction process and therefore we are classifying them as Level 1. For our remaining fixed maturity investments, which trade in less active markets, but continue to be valued using observable inputs, we are classifying them as Level 2. Also included within the category fixed maturity investments is our mortgage-backed securities portfolio.

Our investment in mutual funds is stated at fair value as determined by the most recently reported net asset value as advised by the funds. These funds have daily reported net asset values (“NAV”) – with the funds’ holdings predominantly in publicly quoted securities, with daily redemptions allowed and with no associated liquidity restrictions. Due to the funds’ values being current NAVs, with no significant lock ups, no delays in withdrawal and not publicly quoted prices, we are classifying the other equity investments as Level 2.

Other equity investments represents equity securities and fixed maturities held in rabbi trusts maintained by the Company for deferred compensation plans and are classified within the valuation hierarchy as Level 2, on the same basis as the Company’s other equity securities and fixed maturities.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

3.	Fair Value of Financial Instruments (continued)

Included in our equity investments is a fund of hedge funds. It has a monthly reported net asset value with a one-month delay in its valuation. As a result, the most recently advised NAV included in our financial statements at the end of each quarter has historically been based upon the NAVs of the underlying funds at the end of the preceding month. However, due to the significant market volatility during the year ended December 31, 2008 and the guidance set out in FSP FAS 157-3 as at December 31, 2008 we have used the most recently available NAV (November 30, 2008) plus an estimate of the NAV performance of the fund of hedge funds for December 2008 to allow us to incorporate all readily-available information into the valuation as reported within the Company’s consolidated financial statements.

The estimated NAV is obtained from the fund’s investment manager who derives an estimate of the performance of the fund based on the month-end positions from the underlying third-party funds. In order to obtain comfort over the reasonableness of this estimated NAV, we assessed the difference between the estimated NAV and final month-end NAVs to ensure that there have been no significant variances in the past. Any movement in the estimated NAV relative to the final NAV of the fund would be recorded in the following reporting period. Such adjustments may be material. The use of the estimated NAV in respect of the fund of hedge funds increased the level of unobservable inputs. Hence, we have classified the fund of funds as Level 3.

The following table presents the fair market value of the Company’s Level 3 financial assets (and liabilities) as at December 31, 2008.

Fair value measurements using significant unobservable inputs (Level 3)
Beginning balance as at January 1, 2008	$—
Transfers in and/or out of Level 3	$192,254
Total realized and unrealized (losses) gains included in earnings	$(32,545)
Purchases, issuance and settlements	$—

Ending balance at December 31, 2008	$159,709

The amount of total (losses) gains for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008	$(32,545)

The company uses beginning fair values for the accounting for transfers in and out of Level 3.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

4.	Investments

In accordance with our investment guidelines, our investments consist of high-grade marketable fixed maturity investments, including U.S. Government treasuries and mortgage-backed securities issued by U.S. Government sponsored entities, certain equity investments in mutual funds and an investment in a fund of hedge funds.

a)	The cost or amortized cost, gross gains, gross losses and fair value of investments classified by category as of December 31, 2008 and 2007 are as follows:

December 31, 2008	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments

U.S. Government treasuries	$16,925	$728	$—	$17,653
U.S. Government agencies	166,054	13,051	—	179,105
Non-U.S. governments	60,011	2,720	—	62,731
Banking and financial	845,434	15,628	(35,445)	825,617
Other corporate	367,267	9,596	(8,170)	368,693
Supranational entities	223,900	13,085	(182)	236,803
Mortgage-backed securities	98,345	4,073	—	102,418

	$1,777,936	$58,881	$(43,797)	$1,793,020

Equity investments	$405,708	$2,202	$(42,763)	$365,147

December 31, 2007	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity investments

U.S. Government agencies	$214,506	$9,647	$(18)	$224,135
Non-U.S. governments	82,714	2,301	(6)	85,009
Banking and financial	756,451	17,022	(1,759)	771,714
Other corporate	395,120	9,850	(156)	404,814
Supranational entities	307,741	9,885	(23)	317,603

	$1,756,532	$48,705	$(1,962)	$1,803,275

Equity investments	$485,205	$145,278	$—	$630,483

As part of the mortgage-backed securities portfolio, our investment guidelines permit participating in to-be-announced securities (“TBAs”). During the year ended December 31, 2008 we participated in TBAs. Mortgage-backed securities are typically traded on a to-be-announced basis. By acquiring a TBA, the Company makes a commitment to purchase a future issuance of mortgage-backed securities. As part of the mortgage-backed securities portfolio, the investment guidelines allow the Company to enter into long and short TBA positions, which are deliverable within a month. As at December 31, 2008, the Company held no TBA positions.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

4.	Investments (continued)

b)	Pledged assets

In the normal course of business IPCRe provides security to reinsureds if requested. Such security takes the form of a letter of credit or a cash advance. Letters of credit are issued by IPCRe’s bankers, in favour of the ceding company, at the request of IPCRe. At December 31, 2008 IPCRe had two letter of credit facilities. At December 31, 2007 IPCRe had three letter of credit facilities. Under two separate agreements effective September 20, 1994 (as subsequently amended) and April 13, 2006, IPCRe provides the banks security by giving them a lien over certain of IPCRe’s investments in an amount not to exceed 118% of the aggregate amount of letters of credit outstanding. The total amount of security required by the banks under the facilities at December 31, 2008 was approximately $194,234 (2007: $214,834). Effective December 31, 2008 outstanding letters of credit were $166,280 (2007: $183,333).

c)	Net investment income

Net investment income is made up as follows:

	2008	2007	2006
Interest on fixed maturity investments	$89,731	$92,901	$86,345
Interest on cash and cash equivalents	6,027	3,627	2,106
Net amortization of (premiums) discounts on investments	(695)	3,734	9,512

	95,063	100,262	97,963

Dividend income from equity investments	17	22,382	12,713
Refund of equity funds fees	2,226	3,010	2,843
Less: investment expenses	(3,201)	(3,812)	(3,860)

Net investment income	$94,105	$121,842	$109,659

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

4.	Investments (continued)

d)

Proceeds from sales of securities for the year ended December 31, 2008, were $1,597,502 (2007: $990,876; 2006: $1,548,431). Components of net realized gains and losses on sales of securities and the change in net appreciation and depreciation on investments are summarized in the following table:

	2008	2007	2006
Fixed maturity investments

Gross realized gains on sales	$24,171	$5,884	$3,385
Gross realized losses on sales	(13,593)	(2,354)	(8,967)
Other than temporary impairment provision	—	—	(27,695)

Net realized gains (losses)	10,578	3,530	(33,277)

Equity investments

Gross realized gains on sales	38,712	—	45,362
Gross realized losses on sales	—	—	—

Net realized gains on sales	38,712	—	45,362

Total net realized gains	49,290	3,530	12,085

Changes in fair value of investments recorded in net (losses) gains on investments

Fixed maturity investments	(31,659)	36,099	—
Equity investments	(185,839)	27,926	—

Net unrealized (losses) gains on investments	(217,498)	64,025	—

Net (losses) gains on investments	(168,208)	67,555	12,085

Change in fair value of investments recorded in accumulated other comprehensive (loss) income

Fixed maturity investments	—	—	26,773
Equity investments	—	—	8,135

Change in net fair value of investments	—	—	34,908

Total net (losses) gains on sales and change in fair value on investments	$(168,208)	$67,555	$46,993

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

4.	Investments (continued)

The difference in accounting arising as a result of the adoption of the SFAS 159 fair value option is in respect of the treatment of unrealized gains and losses. Prior to January 1, 2007, investments were reported as available for sale and unrealized gains and losses were included within accumulated other comprehensive (loss) income as a separate component of shareholders’ equity. As investments are now reported as trading, the change in their fair value of $(217,498) and $64,025 during the years ended December 31, 2008 and 2007 respectively are included in net (losses) gains on investments within the consolidated statements of income. Had the Company applied the same SFAS 159 accounting in previous years, the Company would have had an increase in net gains on investments of $34,908 for the year ended December 31, 2006.

e)	The following table summarizes the composition of the fair value of all cash and cash equivalents and fixed maturity investments by rating:

	2008	2007
Cash and cash equivalents	4.1%	2.1%
U.S. Government treasuries	0.9%	0.0%
U.S. Government agencies	9.6%	12.2%
AAA	43.9%	45.9%
AA	22.2%	23.2%
A	18.8%	16.6%
BBB	0.4%	0.0%
Other	0.1%	0.0%

	100.0%	100.0%

The primary rating source is Moody’s Investors Service Inc. (“Moody’s”). When no Moody’s rating is available, Standard & Poor’s Corporation (“S & P”) ratings are used and where split-ratings exist, the higher of Moody’s and S & P is used.

f)	The Company holds the following equity investments:

	2008 Fair value	2007 Fair value
AIG Global Equity Fund	$91,682	$178,681
AIG American Equity Fund	62,627	135,243
AIG US Large Cap Fund	42,293	—
Vanguard U.S. Futures Fund	—	112,557

Investments in mutual funds	196,602	426,481

AIG Select Hedge Fund	159,709	192,824
Other equity investments	8,836	11,178

	$365,147	$630,483

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

4.	Investments (continued)

The AIG Global Equity Fund, AIG American Equity Fund, AIG Select Hedge Fund and AIG US Large Cap Fund are all managed by AIG Global Investment Fund Management Limited. The AIG Global Equity Fund invests predominantly in large capitalized companies operating in various sectors of global equity markets, the AIG American Equity Fund invests predominantly in large capitalized companies operating across diverse sectors of North America, the AIG Select Hedge Fund invests in approximately 30-40 third party hedge funds utilizing a broad range of alternative investment strategies, and the AIG US Large Cap Fund seeks to achieve capital growth by investing at least 90% in companies whose assets, products or operations are based in the United States or included in the Russell 1000 Index. The Company’s maximum exposure to loss as a result of these investments is limited to the fair values of the Company’s investment in these funds. The Vanguard US Futures Fund invests in S & P futures and fixed income products and aims for returns similar to those of the S & P 500 Index.

Excluding the sub-class shares which are described below, Select Hedge permits monthly withdrawals, although there is a notification period of 3 business days prior to the last business day of a month for the redemption to be effective on the last business day of the next following month. Approximately 90% of the proceeds from a redemption will generally be paid within 20 business days after the redemption date, with the balance paid following the Select Hedge’s year-end audit.

During January 2009, we redeemed $50 million of our position in the Select Hedge. The Company expects to receive 90% of the proceeds 20 business days after the redemption date of January 31, 2009, with the remainder upon completion of the audit of the fund. This redemption is in compliance with the terms described in the paragraph above and did not include any redemption of the sub-class shares as described below.

In response to current market conditions, Select Hedge has introduced “side pockets”, which are sub-funds within Select Hedge that have restricted liquidity which may potentially extend over a much longer period than the typical liquidity of Select Hedge. Should the Company seek to liquidate its investment in Select Hedge, the Company would not be able to fully liquidate its investment without some delay, which may be considerable. In such cases, until the Company is permitted to fully liquidate its interest in Select Hedge, the value of its investment could fluctuate based on adjustments to the fair value of the investments contained within the side pocket as determined by Select Hedge. Subsequent to year end, the side pockets were isolated by capitalizing a new share class of Select Hedge as of December 30, 2008 in an amount equal to the value of the side pockets as of November 30, 2008. The capitalization was in the form of fully paid shares of the Fund invested solely in the side pockets. As a result, the Company now holds a sub-class of Select Hedge shares in addition to the class of shares it previously held. The sub-class shares are not currently redeemable. The Company expects that the sub-class shares will continue to be valued monthly at their fair value, which reflects the illiquidity of the underlying positions. The Company will be required to hold its sub-class shares until securities held in the side pockets are liquidated. Management has not made any adjustments to the NAV reported by Select Hedge in estimating fair value. Due to the illiquid nature of the investments in the side pockets, there is significant judgement involved in estimating this fair value. As at December 31, 2008, approximately 23.62% of Select Hedge’s net assets were invested in side pockets, which totaled approximately $38 million.

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

Effective January 1, 2002, IPCRe arranged a Property Catastrophe Excess of Loss Reinsurance facility in respect of certain property catastrophe business written by IPCRe. This facility covers first losses only for the business ceded to this facility. All subsequent losses are retained by IPCRe. Business ceded to this facility includes worldwide business excluding the United States and Canada. Effective January 1, 2008, the facility was not renewed. In each of the years ended December 31, 2007 and December 31, 2006, IPCRe could cede up to $30,000 ultimate net loss in the aggregate per contract year to the facility. IPCRe’s retention is $10 in the aggregate per contract. Business ceded to this facility is solely at IPCRe’s discretion. The sole reinsurer participating in this facility has a rating of AA.

Effective December 1, 2008 we purchased a common account reinsurance protection in respect of our participation in a specific pro rata treaty written by IPCRe which was effective on the same date.

Although reinsurance agreements contractually obligate the reinsurers to reimburse IPCRe for the agreed upon portion of its gross paid losses, they do not discharge IPCRe’s primary liability. Management monitors the financial strength of its reinsurers and believes that the risk of non-payment by the reinsurers is minimal.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

6.	Share Capital and Additional Paid-in Capital

On April 24, 2007, the Company announced that its Board of Directors had authorised a share repurchase of up to $200 million of the Company’s common shares. The expiration date of the program was May 1, 2008. In 2007, the Company repurchased 6,219,879 of its common shares for a total of $188,699. As of December 31, 2007, we had $11,301 remaining under the authorized share repurchase program. On February 14, 2008, the Company announced that its Board of Directors had authorized a share repurchase of up to $300 million of the Company’s common shares. The authorization ends on April 1, 2009. In 2008, the Company repurchased 10,794,505 of its common shares for a total of $311,301. As of December 31, 2008, we had completed our authorized share repurchase programs.

We currently maintain an omnibus registration statement with the SEC for the sale of securities including debt securities, common and preferred shares and other securities that we may wish to offer from time to time. Our authorized capital consists of 150,000,000 common shares and 35,000,000 preferred shares. Our 9,000,000 Series A Mandatory Convertible preferred shares automatically converted pursuant to their terms as at November 15, 2008 into 9,129,600 common shares. As result, as at December 31, 2008 we had 56,094,348 common shares and no preferred shares issued and outstanding.

The share capital of the Company as of December 31, 2008 and 2007 consisted of the following:

December 31, 2008	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	150,000,000	56,094,348	$561	$1,089,002
Preferred shares, par value U.S. $0.01 each	35,000,000	—	$—	$—

December 31, 2007	Authorised shares	Shares issued and fully paid	Share capital	Additional paid-in capital
Voting common shares, par value U.S. $0.01 each	150,000,000	57,626,395	$576	$1,105,940
Preferred shares, par value U.S. $0.01 each	35,000,000	9,000,000	$90	$228,331

In 2008, the Company paid dividends of $0.22 per share in each of March, June, September and November to holders of its common shares. In 2007, the Company paid dividends of $0.20 per share in each of March, June, September and December to holders of its common shares. In 2006, the Company paid dividends of $0.16 per share in each of March, June, September and December to holders of its common shares.

The 9,000,000 preferred shares were issued in November 2005 and were 7.25% Series A Mandatory Convertible preferred shares with a liquidation preference of $26.25 per share. The Company paid preferred dividends of $0.475781 per Series A Mandatory Convertible preferred share in each of February, May, August and November 2008. The Company paid preferred dividends of $0.475781 per Series A Mandatory Convertible preferred share in each of February, May, August and November 2007. The Company paid preferred dividends of $0.533932 per Series A Mandatory Convertible preferred share, in February 2006, and $0.475781 per Series A Mandatory Convertible preferred share in each of May, August and November 2006.

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

Between January 2, 1997 and December 30, 2006 the Company granted options to acquire common shares to officers and management employees at exercise prices ranging from $13.375 to $43.03 per common share, which equaled the opening market prices on the dates of grant. Such options vest at a rate of 25% annually, are recorded on the straight line basis and lapse on the tenth anniversary of issue. The amount of the charge recorded in net income in the year ended December 31, 2008 for awards of stock options was $796 (2007: $1,291; 2006: $1,563).

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

Pursuant to SFAS 123R, compensation expense is recorded ratably based on the fair value of the grants at the date of grant (i) over the vesting period (ii) immediately for grants awarded to retirement-eligible employees or (iii) over the period from the grant date until the date when retirement-eligibility is achieved if earlier than the vesting date. Such grants vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period). The charge recorded in net income for restricted stock units for the year ended December 31, 2008 was $2,301 (2007: $3,373; 2006: $1,733). Included in this charge was the estimated annual non-cash expense associated with the continued amortization of share-based awards granted to retirement-eligible employees prior to the adoption of SFAS 123R, which in the year ended December 31, 2008 was $692 (2007: $532).

On April 24, 2007, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors unanimously adopted and approved the IPC Holdings, Ltd. 2007 Incentive Plan (the “2007 Incentive Plan”). The 2007 Incentive Plan was subsequently approved by shareholders at the Company’s Annual General Meeting of shareholders, which was held on June 22, 2007. The 2007 Incentive Plan is designed to replace the terminated Option Plan and the terminated 2003 Stock Incentive Plan. Awards were made under the 2007 Incentive Plan in February 2008 consisting of restricted share units, restricted common shares and performance share units. The restricted share units, restricted common shares and performance share units are accounted for as equity instruments under SFAS 123R. The restricted stock unit grants vest at a rate of 25% annually, but are recorded as outstanding upon issuance (regardless of the vesting period). The applicable performance metrics for performance share units are based on a combination of annual return on equity on an operating basis and relative total shareholder return as compared to the BSX Bermuda Insurance Index. The PSUs can be settled in cash or common stock at the discretion of the Compensation Committee of the Board of Directors.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

7.	Stock-based compensation (continued)

Option Plan

A summary of the status of the Company’s Option Plan as of December 31, 2008, and changes during the year then ended is presented in the tables and narrative below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual period	Aggregate Intrinsic Value (in thousands)
Outstanding, beginning of year	567,250	$34.22
Granted	—	—
Exercised	(12,500)	28.00
Forfeited	(28,750)	35.23
Outstanding, end of year	526,000	34.31	5.3	$556.5
Exercisable, end of year	431,000	34.57	5.0	$437.7

There were no options granted for the year ended December 31, 2008, and as noted above, the Option Plan was terminated on February 20, 2007. There was therefore no weighted average fair value of options granted (per share) for the year ended December 31, 2008 (2007: $nil; 2006: $8.99). The total intrinsic value of stock options exercised was $38, $8 and $26 for the years ended December 31, 2008, 2007 and 2006, respectively.

The fair value of options granted on March 17, 2006 was estimated using the Black-Scholes option pricing model, using assumed risk-free rates of interest of 4.71%; expected dividend yield of 2.286%; an expected life of 7 years; an expected volatility of 31.0%; and a forfeiture rate of 16%.

The assumed risk-free interest rate was the market yield on U.S. Treasury securities at 7-year constant maturity to match the expected life of the awards. The expected life was estimated based on a 4-year vesting period and a 10-year exercising period together with a review of actual historic exercising patterns of the employees of the Company. The expected dividend yield was calculated using the share price and the last dividend per share amount at the date of grant. The expected volatility was calculated using the Company’s own historic price volatility over the preceding 5.6 years. The forfeiture rate was obtained from the Company’s actual historic experience.

Range of exercise price	Outstanding at December 31, 2008	Weighted average remaining contractual term	Weighted average exercise price /$	Exercisable at December 31, 2008	Weighted average exercise price /$
$13-19	6,000	1.00	15.38	6,000	15.38
$19-25	10,000	1.20	21.73	10,000	21.73
$25-31	198,750	5.67	27.95	136,250	27.93
$31-37	62,500	4.00	31.54	62,500	31.54
$37-43	118,750	5.00	38.90	118,750	38.90
$43-49	130,000	6.00	43.03	97,500	43.03

Total	526,000			431,000

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

7.	Stock-based compensation (continued)

Restricted stock units

The activity related to the restricted stock units is set forth below:

	Restricted stock units outstanding		Weighted average grant-date fair value of restricted stock outstanding
	Future service required	No future service required (2)	Future service required	No future service required (2)
Outstanding, beginning of year	105,043	87,131	27.54	30.67
Granted (1)	183,152	—	23.84	—
Forfeited	(10,294)	—	28.30	—
Vested	(33,681)	(30,766)	29.01	32.74

Outstanding, end of year	244,220	56,365	24.53	29.54

(1)	The weighted average grant-date fair value of restricted stock units granted for the year ended December 31, 2008 was $23.84 per unit, (2007: $27.90; 2006: $24.62).
(2)	Restricted stock units for retirement-eligible employees are deemed not to require future service.

Restricted common shares

The following information summarizes the changes in non-vested restricted common shares for the year ended December 31, 2008:

	Shares	Weighted average grant date fair value
Outstanding, beginning of year	—	—
Granted	18,428	$27.72

Outstanding, end of year	18,428	$27.72

In addition on the first business day in January, 2009, 4,610 restricted common shares were granted to Directors of the Company, with a weighted average grant-date fair value of $29.90.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

7.	Stock-based compensation (continued)

Performance share units

A summary of the status of the Company’s performance share units (“PSUs”) as of December 31, 2008 and 2007 and changes during the years then ended is presented in the tables and narrative below:

	Year ended December 31, 2008			Year ended December 31, 2007
	Number	Weighted average grant date fair value	Weighted average remaining contractual term	Number	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding, beginning of year	85,405	27.72	1.00	—	—	—
Granted	88,997	27.72	2.00	85,405	27.72	2.00
Forfeited	—	—	—	—	—	—

Outstanding, end of year	174,402	27.72	1.51	85,405	27.72	1.00

The PSUs contain both a market and performance based component. The market component is defined as the relative total shareholder return as compared to the BSX Bermuda Insurance Index. The performance component relates to the annual return on equity on an operating basis based on opening shareholders’ equity. At inception of the three year cycle for the PSU awards, the Company estimates the fair value of the market and the performance based components of the PSUs granted under the 2007 incentive plan together with a forfeiture rate and records the compensation expense in its consolidated statements of income over the course of such period. The fair value estimate in respect of the market based component is set and earns over the requisite attribution period and is not adjusted unless the total shareholder return as compared to the BSX Bermuda Insurance Index falls below the 35th percentile minimum. The estimate in respect of the performance component is reassessed at the end of each quarter as the Company’s financial results evolve and the Company reflects any adjustments in the consolidated statements of income in the period in which they are determined. The PSUs contain a lock-in provision at the end of each year within the three year cycle.

As of December 31, 2008, there was $7,340 of total unrecognized compensation cost related to all unvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.9 years.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

8.	Related Party Transactions

In 2007 and 2008, the Company did not have any related party transactions. AIG sold all of its shares in the Company in August 2006 and therefore AIG ceased to be a related party in August 2006. For the purpose of the related party transactions disclosures, AIG were treated as a related party through December 31, 2006 and we are therefore only disclosing information relating to AIG for 2006. In addition to the related party transactions discussed elsewhere in the notes to the financial statements, the Company and its subsidiaries had entered into the following transactions and agreements with related parties:

During the year ended December 31, 2006, the following amounts were incurred (received) for services provided by indirect wholly-owned subsidiaries of AIG:

	Administrative services	Investment management services	Equity funds fee rebate	Investment custodian services
Year ended December 31, 2006	$11,546	$2,824	$(2,843)	$1,036

a)	Administrative services

The Company and IPCRe are parties to an agreement with American International Company Limited (“AICL”) an indirect wholly-owned subsidiary of AIG, under which AICL provides administrative services. This agreement provides that AICL make available to the Company and IPCRe certain office space, certain information and technology services, payroll and administrative services, human resource personnel and other ancillary services. Up until June 30, 2006, the services were provided for a fee of 2.5% of the first $500,000 annual gross written premiums (1.5% of the next $500,000 and 1.0% thereafter). Effective July 1, 2006, an arrangement was agreed whereby IPCRe pays an annual fee of $2,000 in the event the Company’s annual gross written premiums equal or are less than $200,000 and 0.5% of any additional gross written premiums in excess of $200,000. This administrative services agreement terminates on June 30, 2009 and is automatically renewed thereafter for successive three-year terms unless prior written notice to terminate is delivered by or to AICL at least 180 days prior to the end of such three-year term, or there is a Termination event as defined by the agreement.

In addition, IPCRe Europe Limited is party to an agreement with AIG Insurance Management Services (Europe) Limited (“AIMS”), an indirect wholly-owned subsidiary of AIG, under which AIMS provides administrative services. The services were provided for an annual fee of approximately $60 per annum for the year ended December 31, 2006. The initial period of this agreement was until June 30, 2007 and thereafter was automatically renewed.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

8.	Related Party Transactions (continued)

b)	Investment management services

During the year ended December 31, 2006, IPCRe was party to an agreement with AIG Global Investment Corp. (Ireland) Limited (“AIGGIC”), an indirect wholly-owned subsidiary of AIG, under which AIGGIC provided investment advisory and management services. This agreement was subject to termination by either party on 30 days’ written notice. IPCRe paid different levels of fees based on the month-end market values of the individual portfolios (fixed maturity, equity funds and hedge fund).

Rebates were received on the management fees charged by AIG Global Investment Fund Management Limited for two of the equity funds, the AIG Global Equity Fund and the AIG American Equity Fund, as the investment management fee is charged on the whole portfolio. These fees and rebates were included in net investment income in the accompanying consolidated statements of income (included in net investment income in Note 4c).

c)	Investment custodian services

IPCRe was party to an agreement with AIG Trust Services Limited (“AIGTS”), an indirect wholly-owned subsidiary of AIG, under which AIGTS provided investment custodian services. IPCRe agreed to pay fees of 0.04% per annum based on the month-end market value of investments held under custody, plus reimbursement of fees and out-of-pocket expenses. These fees were included in net investment income in the accompanying consolidated statements of income. This agreement has been terminated effective January 31, 2008.

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

On December 5, 2005, AWAC delivered notice to IPCUSL terminating the Agency Agreement effective as of November 30, 2007. On December 5, 2006, IPCUSL and AWAC executed an Amendment, dated as of December 1, 2006, to the Underwriting Agency Agreement, dated December 1, 2001 as amended, between IPCUSL and AWAC. Pursuant to the amendment, IPCUSL and AWAC mutually agreed to terminate the Agency Agreement effective as of November 30, 2006. In accordance with the amendment, AWAC paid to IPCUSL a $400 early termination fee, $250 of which was immediately payable and $75 of which was payable on each of December 1, 2007 and 2008, respectively. AWAC will also continue to pay to IPCUSL any agency commission due under the Agency Agreement for any and all business bound prior to November 30, 2006, and IPCUSL will continue to service such business until November 30, 2009 pursuant to the Amended Agency Agreement.

Business written under this agreement during the year ended December 31, 2006 was $54,349. Agency commission earned during the year ended December 31, 2006 was $3,556. The amounts are recorded as other income in the accompanying consolidated statements of income. The balance due from AWAC as of December 31, 2006 was $407 and deferred commissions relating to the unearned premiums written under this agreement were $716.

e)	Related party reinsurance business

IPCRe assumed premiums (including reinstatement premiums) during the year ended December 31, 2006 of $25,433 from companies who are majority-owned by AIG. IPCRe did not assume any premiums through brokers related to AIG during the year ended December 31, 2006 and therefore did not incur any brokerage fees and commissions in respect of this business during the year. IPCRe ceded premiums (Note 5) during the year ended December 31, 2006 of $1,437 to a company which is wholly-owned by AIG. All such transactions were undertaken on normal commercial terms. Reinsurance premiums receivable due from related parties as of December 31, 2006 were $6,956. Reinsurance premiums payable to related parties as of December 31, 2006 were $399.

f)

During the year ended December 31, 2006, a director was also a director and executive officer of various AIG subsidiaries, having been appointed effective January 1, 2006. In addition, the managing director of AIMS served as a director of IPCRe Europe Limited.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

9.	Reserve for Losses and Loss Adjustment Expenses

Movements in the reserve for losses and loss adjustment expenses are summarized as follows:

	2008	2007	2006
Gross loss reserves, beginning of the year	$395,245	$548,627	$1,072,056
Loss reserves recoverable, beginning of the year	(17,497)	(1,989)	(1,054)

Total net reserves, beginning of year	377,748	546,638	1,071,002

Net losses incurred related to:
Current year	206,578	154,657	24,697
Prior years	(50,946)	(29,734)	33,808

Total incurred	155,632	124,923	58,505

Net paid losses related to:
Current year	(45,087)	(25,572)	(3,248)
Prior years	(126,471)	(271,299)	(582,248)

Total paid	(171,558)	(296,871)	(585,496)

Effect of foreign exchange movements	(8,700)	3,058	2,627

Total net reserves, end of year	353,122	377,748	546,638
Loss reserves recoverable, end of year	2,771	17,497	1,989

Gross loss reserves, end of year	$355,893	$395,245	$548,627

For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments could require a material change in the amount estimated. The uncertainty associated with estimating reserves for losses and loss adjustment expense is increased as a result of (i) the delays experienced by the ceding company in receiving underlying claim information, and, in turn, the ceding company reporting such information to the Company, (ii) potential policy coverage disputes, including the ability to allocate damages to each specific event when multiple events affect one geographic area, and (iii) the effect of demand surge on the ultimate claim costs associated with building materials and labour. As a result, the initial estimate for hurricane Ike was based on industry insured loss estimates, output from industry and proprietary models, a review of contracts potentially affected by the events, information received from both clients and brokers and management judgement. It has been assumed that underlying policy terms and conditions are upheld during the loss adjustment process. The ultimate net impact of losses from this event on the Company’s net income could differ substantially from the initial estimate. Such adjustments, if necessary, are reflected in results of operations in the period in which they become known.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

9.	Reserve for Losses and Loss Adjustment Expenses (continued)

Losses incurred in the year ended December 31, 2008 are predominantly due to hurricane Ike that struck the Gulf Coast of the United States in September, the storm that impacted Queensland, Australia, the flooding in Iowa, the Alon Refinery explosion in Texas and hurricane Gustav. The net amount recorded for hurricane Ike was $160,000. Net losses incurred in the year ended December 31, 2008 in respect of prior years’ favourable development relating to a number of prior year events, predominantly from 2005 and 2007 with the impact mainly due to the 2007 Australian storm and subsequent flooding, the 2007 U.K. floods and hurricane Katrina, as a result of further information received from the market during 2008.

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

Losses incurred in the year ended December 31, 2006 are predominantly due to cyclone Larry which struck Queensland, Australia and super–typhoon Shanshan, which struck Japan. Amounts recorded for these events were $13,148 in the aggregate. Losses incurred in the year ended December 31, 2006 in respect of prior years are primarily the result of development in reserves relating to the major windstorms of 2005, primarily hurricane Wilma. In addition there were two losses recorded in 2006 which occurred in 2005: a U.K. explosion and a train wreck and associated chemical spill which took place in South Carolina.

Net losses and loss adjustment expenses in the consolidated statements of income are presented net of reinsurance recoveries during the year ended December 31, 2008 as follows: $(9,820) (2007: $17,387; 2006: $1,555).

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

10.	Written Premium by Geographic Region

Financial information relating to premiums (excluding reinstatement premiums) written by geographic region is as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
	Premiums written	%	Premiums written	%	Premiums written	%
Geographic Area (1)
United States	$196,522	53.0%	$221,035	56.5%	$205,866	48.7%
Europe	102,369	27.6%	103,493	26.5%	107,920	25.5%
Japan	20,805	5.6%	20,768	5.3%	22,907	5.4%
Australia/New Zealand	12,767	3.4%	19,174	4.9%	15,595	3.7%
Worldwide (2)	25,392	6.8%	17,412	4.5%	58,293	13.8%
Worldwide (excluding the United States) (3)	3,886	1.0%	4,098	1.0%	9,106	2.1%
Other	9,117	2.6%	5,134	1.3%	3,451	0.8%

	370,858	100.0%	391,114	100.0%	423,138	100.0%

Reinstatement premiums	32,537		12,982		6,713

	$403,395		$404,096		$429,851

(1)	Except as otherwise noted, each of these categories includes contracts that cover risks located primarily in the designated geographic area.
(2)	Includes contracts that cover risks primarily in two or more geographic areas, including the United States.
(3)	Includes contracts that cover risks primarily in two or more geographic areas, excluding the United States.

The Company operates in a single segment from a segmental-reporting perspective.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

11.	Concentration and Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. Our cash and cash equivalents is held with multiple institutions. IPCRe does not require collateral or other security to support financial instruments with credit risk. IPCRe’s fixed income investment portfolio is conservatively managed within a well-controlled risk environment. Our investment guidelines prohibit the purchase of securities with a speculative credit rating (below BBB-/Baa3) and even aggregate BBB/Baa exposure is limited to a maximum of 5%. For the year ended December 31, 2008, a single broker group accounted for approximately 27% (2007: 34%; 2006: 30%) of premiums written, excluding reinstatement premiums. For the year ended December 31, 2008, five broker groups accounted for approximately 85% (2007: 89%; 2006: 89%) of premiums written, excluding reinstatement premiums. In accordance with industry practice, IPCRe frequently pays amounts owed in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, IPCRe might remain liable to the client for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to IPCRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to IPCRe for those amounts whether or not actually received by them. Consequently, IPCRe assumes a degree of credit risk associated with brokers around the world during the payment process.

12.	Credit Facility

Effective March 31, 2006, IPCRe cancelled its three-year revolving credit facility for $200,000, which was due to expire on June 30, 2006. Effective April 13, 2006, the Company and IPCRe entered into a five-year, $500,000 credit agreement with a syndicate of lenders, with an expiry date of April 12, 2011. The participants as at December 31, 2008 were Bayerische Hypo-und Vereinsbank AG, New York Branch, Bayerische Landesbank, Citibank, N.A., HSBC Bank USA, N.A., ING Bank N.V., London Branch, JPMorgan Chase Bank, N.A., Mellon Bank, N.A., Mizuho Corporate Bank (USA), Morgan Stanley Bank and Wachovia Bank, National Association. Wachovia Bank, National Association acts as the administrative agent. The credit agreement consists of a $250,000 senior unsecured credit facility available for revolving borrowings and letters of credit, and a $250,000 senior secured credit facility available for letters of credit. The revolving line of credit will be available for the working capital, liquidity and general corporate requirements of the Company and its subsidiaries. Under the terms of the $500,000 credit agreement, the Company is permitted to declare and pay dividends provided there are no defaults of covenants or unmatured defaults pending. One of the significant covenants of the facility requires the Company to maintain a minimum consolidated net worth (consolidated shareholders’ equity) of $1,000,000, plus 25% of any positive net income for each fiscal year, beginning with the fiscal year ending December 31, 2006, plus 25% of the net proceeds of any equity issuance or other capital contributions.

As of December 31, 2008, the outstanding letters of credit issued under the secured facility were $65,880 (2007: 49,954) (included in pledged assets in Note 4b) and we are in compliance with all terms and covenants thereof.

On June 12, 2008 the Company borrowed $150,000 under its revolving loan facility in order to partially fund its share repurchase program. The loan is unsecured and the interest rate resets at intervals of either 1, 3, or 6 months at the Company’s pre-selection and is based on LIBOR plus a spread based on the Company’s current debt rating. The Company repaid $75,000 on December 12, 2008 and the Company filed a notice of continuation thereby resetting the repayment date to March 12, 2009. As of December 31, 2008, $75,000 remains outstanding on this loan at a rate of 2.625% (on an annual basis). Interest expense in connection with the loan under the revolving loan facility was $2,659 for the year ended December 31, 2008 and we are in compliance with all terms and covenants thereof.

As of December 31, 2008, the outstanding letters of credit issued under the $350,000 bilateral secured facility with Citibank Europe Plc. were $100,400 (2007: $133,379) (included in pledged assets in Note 4b). The agreement was effective April 14, 1994, it has no fixed termination date and we are in compliance with all terms and covenants thereof.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

13.	Statutory Capital and Surplus

IPCRe is registered as a Class 4 general business insurer under the Bermuda Insurance Act 1978, as amended, and Related Regulations (the “Act”). The Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin. The minimum solvency margin that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100,000; or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums); or (iii) 15% of net discounted aggregate loss and loss expense provisions and other insurance reserves. These provisions have been met as shown in the following table:

	2008	2007
Actual total statutory capital and surplus	$1,840,295	$2,207,935
Minimum solvency margin	$198,396	$193,577

IPCRe’s statutory net income for the year ended December 31, 2008 was $93,983 (2007: $388,068; 2006: $393,730).

The Act prohibits a Class 4 insurer from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files at least seven days before payment of such dividends with the Bermuda Monetary Authority (the “Authority”) an affidavit signed by at least two directors and the insurer’s principal representative stating that the declaration of such dividends has not caused the insurer to fail to meet its relevant margins. As at January 1, 2009, the maximum amount that IPCRe may declare and pay as dividends without having to file an affidavit with the Authority is approximately is approximately $460,074.

In accordance with its Class 4 registration, IPCRe is required to submit an annual loss reserve opinion on the adequacy of the loss and loss expense provisions reflected in its Statutory Financial Statements and Financial Statutory Return and other matters required to be disclosed to the Authority when filing its Annual Financial Return. This opinion must be provided by its independent loss reserve specialist.

Unaudited

In 2008, the Insurance Act was amended to introduce, among other things, the Bermuda Solvency Capital Requirement model (the “BSCR”) which is a standard mathematical model designed to give the Authority more advanced methods for determining an insurer’s capital adequacy. Underlying the BSCR is the belief that all insurers should operate on an ongoing basis with a view to maintaining their capital at a prudent level in excess of its minimum solvency margin.

Effective December 31, 2008, every Class 4 insurer, including IPCRe, must maintain its capital at a target level (the “Enhanced Capital Requirement”) which is set at 120% of the minimum amount calculated in accordance with the BSCR (or such other prudential standard as may be established by the Authority). IPCRe is currently completing the BSCR. Based on our preliminary results, IPCRe’s capital exceeds the ECR as at December 31, 2008.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

14.	Pension Plan

Effective December 1, 1995, IPCRe adopted a defined contribution plan for the majority of its officers and employees. Pursuant to the plan, each participant can contribute 5% or more of their base salary and IPCRe will contribute an amount equal to 5% of each participant’s base salary. In 2003, IPCRe adopted an additional defined contribution plan, a Supplementary Executive Retirement Plan (“SERP”), which is applicable to senior employees. Pursuant to the SERP, IPCRe contributes an amount equal to 10% of each participant’s base salary to a maximum of $23 per employee (2007: $23; 2006: $20). For the year ended December 31, 2008, IPCRe’s contributions in respect of these plans amounted to approximately $527 (2007: $463; 2006: $349).

IPCRe has also entered into individual pension arrangements with specific employees that are non-contributory defined benefit plans. These defined benefit plans are currently unfunded. Benefits are based upon a percentage of average final compensation multiplied by years of credited service. Independent actuarial reviews of the ongoing benefit obligations were undertaken at December 31, 2008, 2007 and 2006. A summary of the status of the defined benefit plans is provided below:

	2008	2007	2006
Change in benefit obligation
Projected benefit obligation, beginning of year	$3,580	$2,638	$1,904
Service cost	301	288	239
Interest cost	219	185	129
Settlement loss	—	—	—
Benefits paid	—	—	—
Actuarial loss	145	469	366

Projected benefit obligation, end of year	$4,245	$3,580	$2,638

Reconciliation of funded status, end of year
Fair value of assets	$—	$—	$—

Funded status, end of year	$(4,245)	$(3,580)	$(2,638)

Amounts recognized in the balance sheet, end of year
Assets	$—	$—	$—

Liabilities	(4,245)	(3,580)	(2,638)

Total amounts recognized, end of year	$(4,245)	$(3,580)	$(2,638)

Amounts recognized in accumulated other comprehensive (loss) income, end of year
Net loss	$876	$881	$686
Prior service cost	—	—	—

Total amounts recognized, end of year	$876	$881	$686

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

14.	Pension Plan (continued)

	2008	2007	2006
Components of net periodic benefit cost
Service cost	$301	$288	$239
Interest cost	219	185	129
Actuarial loss	149	273	261

Net periodic benefit cost	669	746	629
Additional loss due to settlement	—	—	—

Net amounts recognized in net periodic benefit cost	669	746	629
Total amounts recognized in other comprehensive income	(5)	195	380

Total amounts recognized in net periodic benefit cost and other comprehensive income during year	$664	$941	$1,009

Projected benefit obligation, end of year	$4,245	$3,580	$2,638
Accumulated benefit obligation	$3,911	$2,970	$2,154
Fair value of plan assets	$—	$—	$—

In accordance with SFAS 158 an additional liability of $876 (2007: $881; 2006: $686) is recorded in accumulated other comprehensive (loss) income in shareholders’ equity in the accompanying consolidated financial statements as the unfunded accrued benefit liability exceeded the accrued pension cost. Actuarial assumptions used in estimating obligations are a discount rate of 6.25% (2007: 6.25%; 2006: 6.00%) and average compensation increases of 3.75% until age 60 and 2.25% thereafter (2007: 3.75% until age 60 and 2.25% thereafter; 2006: 3.75%). The source data for the discount rate is an analysis of the projected cash flows and the Citigroup pension yield curve. The benefits are forecasted to be paid in 2010 and 2011, at an estimated amount of $1,882 and $3,823 respectively.

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

IPCRe Europe Limited is a tax-paying entity subject to the jurisdiction of the Government of Ireland. The amount of taxes incurred for 2008, 2007 and 2006 is not material to the consolidated financial statements.

16.	Unaudited Quarterly Financial Data

	Quarter ended March 31, 2008	Quarter ended June 30, 2008	Quarter ended Sept. 30, 2008		Quarter ended Dec. 31, 2008
Gross premiums written	$197,875	$105,170	$59,806		$40,544
Net premiums earned	89,697	84,895	113,407		99,368
Net investment income	23,874	23,395	23,356		23,480
Net losses on investments	(6,020)	(50,889)	(108,541)		(2,758)
Net losses (gains) and loss adjustment expenses	5,324	(6,382)	98,521		58,169
Net income	86,803	47,450	(87,513)		43,707
Net income per common share—basic	$1.44	$0.83	$(1.93)		$0.81
Net income per common share—diluted	$1.31	$0.78	$(1.93	) (1)	$0.79

	Quarter ended March 31, 2007	Quarter ended June 30, 2007	Quarter ended Sept. 30, 2007		Quarter ended Dec. 31, 2007
Gross premiums written	$236,243	$109,259	$43,386		$15,208
Net premiums earned	104,687	98,849	97,387		90,462
Net investment income	33,110	31,904	32,451		24,377
Net gains on investments	8,677	1,868	30,719		26,291
Net losses and loss adjustment expenses	52,953	87,210	30,426		(45,666)
Net income	77,207	27,972	113,212		167,021
Net income per common share—basic	$1.15	$0.37	$1.80		$2.74
Net income per common share—diluted	$1.07	$0.37	$1.63		$2.48
Net income per common share—basic (2)	$1.02	$0.34	$1.28		$2.36
Net income per common share—diluted (2)	$0.96	$0.34	$1.17		$2.14

(1)	Anti-dilution provisions apply to 2008. There is no effect of stock-based compensation and preference shares because they are anti–dilutive.
(2)

Net income per common share, if the Company had not elected for early adoption of the fair value option for all fixed maturity and equity investments in accordance with SFAS 157 and SFAS 159, commencing January 1, 2007.

IPC HOLDINGS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for per share amounts)

17.	Summarized Subsidiary Financial Data

Summarized consolidated financial data of IPCRe Limited and its subsidiary, is as follows:

	2008	2007	2006
Gross premiums written	$403,395	$404,096	$429,851

Net premiums earned	387,367	391,385	397,132
Net investment income	94,105	121,841	109,659
Net (losses) gains on investments	(168,208)	67,555	12,085
Net losses and loss adjustment expenses	(155,632)	(124,923)	(58,505)
Net acquisition costs	(36,429)	(39,856)	(37,542)
General and administration expenses	(24,807)	(27,398)	(31,481)
Net foreign exchange (loss) gain	(1,848)	(1,167)	2,635

Net income	$94,548	$387,437	$393,983

Loss ratio (1)	40.2%	31.9%	14.7%
Expense ratio (2)	15.8%	17.2%	17.4%
Combined ratio (3)	56.0%	49.1%	32.1%

Cash and investments	$2,235,088	$2,473,090
Balances receivable from reinsureds	108,033	91,393
Other assets	45,068	62,391

Total assets	$2,388,189	$2,626,874

Unearned premiums	$85,473	$75,980
Reserves for losses	355,893	395,245
Other liabilities	96,238	28,083

Total liabilities	537,604	499,308

Common stock	250,000	250,000
Additional paid-in capital	1,211,609	1,211,609
Retained earnings	389,852	666,838
Accumulated other comprehensive loss	(876)	(881)

Total shareholder’s equity	1,850,585	2,127,566

Total liabilities and shareholder’s equity	$2,388,189	$2,626,874

(1)	The ratio of net losses and loss adjustment expenses to net premiums earned.
(2)	The ratio of net acquisition costs and general and administration expenses to net premiums earned.
(3)	The sum of loss ratio and expense ratio.